Form 20-F
period 2019-12-31
Molecular Data Inc.
filed 2020-06-30
CIK 1758736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2019.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                       to

Commission file number 001-39167

Molecular Data Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

5/F, Building 12, 1001 North Qinzhou Road, Xuhui District Shanghai 201109 People’s Republic of China
(Address of principal executive offices)

Zhaohong Li, Chief Financial Officer 5/F, Building 12, 1001 North Qinzhou Road, Xuhui District Shanghai 201109 People’s Republic of China Phone: +86 21-5436-5166 Email: investor@molbase.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class:	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing three Class A ordinary shares	MKD	The Nasdaq Stock Market LLC (The Nasdaq Capital Market)
Class A ordinary shares, par value US$0.00005 per share* * Not for trading, but only in connection with the listing on the Nasdaq Capital Market of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2019, there were 310,627,023 ordinary shares outstanding, par value of US$0.00005 per share, being the sum of 255,807,290 Class A ordinary shares, par value of US$0.00005 per share and 54,819,733 Class B ordinary shares, par value of US$0.00005 per share, assuming the completion of Share Distribution at that time. The Share Distribution was completed as of the date of this annual report, effective June 30, 2020.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

•                  “ADRs” are to the American depositary receipts that evidence the ADSs;

•                  “ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;

•                  “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

•                  “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00005 per share;

•                  “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00005 per share;

•                  “MOLBASE group” are to MOLBASE Inc., a Cayman Islands exempted company, its subsidiaries and its VIEs, but excluding, Molecular Data Inc., its subsidiaries and its VIEs;

•                  “we,” “us,” “our company” and “our” are to Molecular Data Inc., our Cayman Islands holding company and its subsidiaries and, its VIEs and the subsidiary of the VIEs;

•                  “Restructuring” are to the establishment of Molecular Data Inc., its subsidiaries and its VIEs and the transfer of our business from the MOLBASE group to the subsidiaries and VIEs of Molecular Data Inc.;

•                  “RMB” and “Renminbi” are to the legal currency of China;

•                  “shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00005 per share;

•                  “Share Distribution” are to a shareholding change effective on June 30, 2020, subsequent to the completion of which the existing shareholders of MOLBASE Inc. became our shareholders through a distribution of our shares in proportion to MOLBASE Inc.’s then shareholding structure and the remaining one Class B ordinary share held by MOLBASE Inc. was surrendered;

•                  “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

•                  “VIEs” are to Shanghai MOLBASE Technology Co., Ltd. and Jiaxing MOLBASE Information Technology Co., Ltd.;

•                  “customers” are to the users who placed at least one order at our Online Platform;

•                  “suppliers” are to the users who posted their chemicals for sale at our Online Platform;

•                  “GMV” are to gross merchandise value of the transaction orders placed by customers under the direct sales model or the gross merchandise value of the transaction orders we facilitate between customers and suppliers under the marketplace model during the specified period; under the direct sales model, the GMV does not include discounts or returns by the customers and may include the shipping fees in some cases; under the marketplace model, the GMV does not include shipping fees or discounts, regardless of whether the chemicals are actually delivered or returned;

•                  “transacting customers” for a certain period are to customers who complete at least one chemicals transaction under either direct sales model or marketplace model on our Online Platform during that period; a transacting customer who completes at least one chemicals transaction under both direct sales model and marketplace model in such period is calculated as one transacting customer;

•                  “transacting suppliers” for a certain period are to suppliers who complete at least one chemicals transaction under either direct sales model or marketplace model on our Online Platform during that period; a transacting supplier who completes at least one chemicals transaction under both direct sales model and marketplace model in such period is calculated as one transacting supplier;

•                  “average monthly transacting users” for a certain period are to the monthly average number of transacting customers and suppliers during that period, calculated by dividing (i) the total number of transacting customers and suppliers (eliminating duplicates) in each month of such period by (ii) the number of months in the same period;

•                  “transaction orders” are to the total number of orders for chemicals placed under the direct sales model or we facilitate under the marketplace model on our Online Platform, regardless of whether the chemicals are actually sold, delivered or returned;

•                  “MOLBASE Online Mall” are to the chemical e-commerce platform located at molbase.cn and molbase.com;

•                  “user” are to any participant who uses our Online Platform; and

•                  “Series E-1 Warrant” are to the warrant issued by MOLBASE Inc. in December 2019 to an investor for a consideration of US$2.0 million to purchase 1,394,052 Series E-1 preferred shares of MOLBASE Inc. at an exercise price of approximately US$1.4 per share, exercisable no later than the earlier of (i) three months after our IPO, or (ii) March 31, 2020; subsequent to the exercise of Series E-1 Warrant, the Series E-1 Warrant holder would become our shareholder through the Share Distribution. The expiration date of the Series E-1 Warrant was extended to June 30, 2020, as amended by MOLBASE Inc. and the Series E-1 Warrant holder on March 31, 2020. The warrant was exercised as of the date of this annual report, and we plan to enter into agreement with the Series E-1 Warrant holder to issue certain number of our Class A ordinary shares.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9618 to US$1.00, the exchange rate in effect as of December 31, 2019 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•                  our mission, goals and strategies;

•                  our future business development, financial conditions and results of operations;

•                  the expected growth of chemical e-commerce industry in China;

•                   the potential impact of the COVID-19 to our business operations and the economy in China and elsewhere generally;

•                  our expectations regarding demand for and market acceptance of our platform and services;

•                  our expectations regarding our relationships with our users/customers, suppliers, strategic partners and other stakeholders;

•                  competition in our industry; and

•                  relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” and other sections in this annual report. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

Reliance on SEC Order Granting Conditional Exemptions due to Circumstances Related to COVID-19

In accordance with an order issued by the Securities and Exchange Commission (the “SEC”) on March 25, 2020 under Section 36 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act;” such order, the “Release No. 34-88465”), we filed a current report on Form 6-K on April 29, 2020 stating that we are relying on the Release No. 34-88465 to extend the due date for the filing of this annual report on Form 20-F to no later than 45 days after April 30, 2020. Starting from early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, restricting residents from travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others. We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary office closure for most of days in February, remote working arrangements for our employees and travel restrictions or suspension. These measures have reduced the capacity and efficiency of our operations, including delay on our internal accounting procedures. In addition, we generally commenced our annual closing and audit preparation work in January, which includes, among other things, preliminary and then final closing of our ledger, preparation of consolidated financial statements, as well as reconciliation of account balances and/or transaction amounts with suppliers, customers and commercial banks. However, due to control measures having been put in place by the local government of different cities in China, some of our suppliers and customers did not fully resume operations and had limited staff to respond to the reconciliation process for the year end closing process. As a result of the above, the preparation of our annual report has been delayed. Considering the lack of time for the compilation, dissemination and review of the information required to be presented, and the importance of investors receiving materially accurate information in the annual report, we decided to rely on the Release No. 34-88465.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.                                    Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2017, 2018 and 2019, selected consolidated balance sheets data as of December 31, 2018 and 2019 and selected consolidated cash flows data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2016, selected consolidated balance sheets data as of December 31, 2017 and selected consolidated cash flows data for the years ended December 31, 2016, have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands, except for per share data)
Summary Consolidated Statements of Comprehensive Loss Data:
Net revenues	3,206,079	4,201,907	9,053,266	13,207,315	1,897,112
Chemical trading—direct sales model	3,203,742	4,199,661	9,045,458	13,167,719	1,891,424
Chemical trading—marketplace model	1,560	972	4,387	26,513	3,808
Online membership service	777	1,274	3,421	10,650	1,530
Financial service	—	—	—	917	132
Others	—	—	—	1,516	218
Cost of revenues	(3,179,961)	(4,151,673)	(8,973,097)	(13,106,542)	(1,882,637)
Gross profit	26,118	50,234	80,169	100,773	14,475
Operating expenses:
Sales and marketing expenses(1)	(59,160)	(64,962)	(103,293)	(108,858)	(15,636)
General and administrative expenses(1)	(41,801)	(41,718)	(173,872)	(104,471)	(15,007)
Research and development expenses(1)	(20,067)	(18,608)	(36,889)	(45,038)	(6,469)
Allowance for doubtful accounts	(10,863)	(14,677)	(1,907)	(34,618)	(4,972)
Impairment for long-term investment	—	(1,450)	—	—	—
Total operating expenses	(131,891)	(141,415)	(315,961)	(292,985)	(42,084)
Operating loss	(105,773)	(91,181)	(235,792)	(192,212)	(27,609)
Interest expenses, net	(8,436)	(16,828)	(19,049)	(4,367)	(627)
Foreign exchange (loss) gain	(1,057)	(552)	(3,033)	185	27
Other income, net	1,330	754	3,235	3,311	475
Loss before income tax	(113,936)	(107,807)	(254,639)	(193,083)	(27,734)
Income tax expense	—	—	—	(465)	(67)
Net loss	(113,936)	(107,807)	(254,639)	(193,548)	(27,801)
Net loss attributable to Molecular Data Inc.	(113,936)	(107,807)	(254,639)	(193,548)	(27,801)
Loss per share
Basic and diluted	(0.37)	(0.35)	(0.82)	(0.62)	(0.09)
Weighted average shares outstanding
Basic and diluted	310,627,024	310,627,024	310,627,024	310,627,024	310,627,024
Other comprehensive income, net of tax of nil	—	—	—	316	45
Comprehensive loss	(113,936)	(107,807)	(254,639)	(193,232)	(27,756)
Comprehensive loss attributable to Molecular Data Inc.	(113,936)	(107,807)	(254,639)	(193,232)	(27,756)

Note:

(1)         Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing expenses	—	—	7,942	6,860	985
General and administrative expenses	—	—	109,956	28,773	4,133
Research and development expenses	—	—	6,124	3,359	483
Total	—	—	124,022	38,992	5,601

The following table presents our selected consolidated balance sheets data as of December 31, 2017, 2018 and 2019.

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	38,522	6,477	15,156	2,177
Restricted cash	67,500	—	42,518	6,107
Accounts receivable, net	53,928	40,730	20,424	2,934
Unbilled receivables	31,155	12,813	62,529	89,82
Notes receivable	12,445	2,075	124,176	17,837
Prepayments and other current assets	153,606	295,985	216,850	31,148
Total current assets	376,456	367,702	486,832	69,929
Total assets	381,148	371,598	492,717	70,774
Total current liabilities	299,855	255,417	675,761	97,067
Total liabilities	375,247	433,223	709,214	101,872
Total shareholders’ equity (deficit)	5,901	(61,625)	(216,497)	(31,098)

The following table presents our selected consolidated cash flows data for the years presented:

	For the Year Ended December 31,
	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash used in operating activities	(145,592)	(186,703)	(134,636)	(95,821)	(13,764)
Net cash used in investing activities	(2,645)	(3,982)	(2,242)	(1,820)	(262)
Net cash generated from financing activities	173,302	262,849	37,333	149,399	21,460
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	—	(561)	(80)
Net increase/(decrease) in cash and cash equivalents and restricted cash	25,065	72,164	(99,545)	51,197	7,354
Cash, cash equivalents and restricted cash at beginning of the year	8,793	33,858	106,022	6,477	930
Cash, cash equivalents and restricted cash at end of the year	33,858	106,022	6,477	57,674	8,284

B.                                    Capitalization and Indebtedness

Not applicable.

C.                                    Reasons for the Offer and Use of Proceeds

Not applicable.

D.                                    Risk Factors

Risks Related to Our Business and Industry

The proper functioning of our IT systems and technology infrastructure is essential to our business. Any disruption to our IT systems and technology infrastructure could materially affect our ability to maintain the satisfactory performance of our platform and deliver consistent services to our users.

Our IT systems mainly include technology infrastructure supporting the user interface of our Online Platform, consisting of both PC end and mobile end, as well as our knowledge and AI engines, SaaS, financial solutions, and warehousing and logistics solutions. The reliability, availability and satisfactory performance of our IT systems are critical to our success, our ability to attract and retain customers and our ability to maintain a satisfactory user experience and customer service. Our servers may be vulnerable to computer viruses, traffic spike that exceeds the capacity of our servers, electricity power interruptions, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website slowdown and unavailability, delays in transaction processing, loss of data, and the inability to accept and fulfill customer orders. We have experienced four minor technical system interruptions over the past three years. Even though such technical system interruptions did not cause any material impact to our operation, we can provide no assurance that we will not experience unexpected interruptions in the future and whether such future interruptions will have material impact on our operation. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems and technology infrastructure from any third-party intrusions, electricity power interruptions, viruses and hacker attacks, information and data theft, and other similar activities. Any such future occurrences could damage our reputation, impact our operational and financial results, and result in a material decrease in our revenue.

Additionally, we are constantly upgrading our internet platform to provide increased scale, improved performance, additional built-in functionality and additional capacity. Maintaining and upgrading our technology infrastructure require significant investment of time and resources, including adding new hardware, updating software, and recruiting and training new engineering personnel. During updates, our systems may experience interruptions, and the new technologies and infrastructures may not be fully integrated with the existing systems timely, or at all. Any failure to maintain and improve our technology infrastructure could result in unanticipated system disruptions, slower response times, impaired quality of user experience and delays in reporting accurate operating and financial information, which in turn, could materially and adversely affect our business, financial condition and results of operations.

We have incurred, and in the future may continue to incur, net losses.

We have incurred significant losses in the past. We incurred net losses of RMB107.8 million in 2017, RMB254.6 million in 2018 and RMB193.5 million (US$27.8 million) in 2019, respectively. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than our cost of revenues increase or by reducing our cost of revenues or operating expenses as a percentage of our net revenues. There can be no assurance that we will achieve this goal, and we may continue to experience losses in the future. We also had negative operating cash flow in the past. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund our operations, including repayment of the Restructuring consideration. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to our company.

Any harm to our brand, failure to maintain and enhance our brand recognition, or failure to do so in a cost-effective manner may materially and adversely affect our business and results of operations.

We believe that the recognition and reputation of our MOLBASE brand among our customers, suppliers and other participants in the chemical industry have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintain and enhance our brand. These factors include our abilities to:

•                  provide compelling transaction experience to customers;

•                  maintain the popularity, quality and authenticity of the chemicals we offer;

•                  maintain the efficiency, safety, reliability and quality of our warehousing and logistics solutions;

•                  maintain or improve customers’ satisfaction with our customer services;

•                  increase brand awareness through marketing and brand promotion activities;

•                  preserve our reputation and goodwill in the event of any negative publicity on customer service, internet security, product quality, price or authenticity, or other issues affecting us or other e-commerce business in China; and

•                  maintain our cooperative relationships with suppliers and third-party service providers.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our Online Platform, the chemicals we sell, and our services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

Furthermore, if we are unable to conduct our branding and marketing activities cost-effectively, our financial condition and results of operations may be materially and adversely affected. We have incurred expenses on a variety of different sales and marketing promotion efforts designed to enhance our brand recognition and increase sales of chemicals and our services. Our marketing and promotional activities may not be well received by customers and may not result in the levels of sales of chemicals and services that we anticipate. We incurred sales and marketing expenses of RMB65.0 million, RMB103.3 million and RMB108.9 million (US$15.6 million) in 2017, 2018 and 2019, respectively, representing 1.5%, 1.1% and 0.8% of total net revenues in the corresponding periods. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our revenues and profitability.

We are exposed to fluctuations in the supply of, or demand for, chemicals, along with the conditions underlying such fluctuations, which could adversely affect chemicals transaction volume and price.

The volumes of supply and demand for chemicals vary from time to time resulting from changes in resource availability, government policies and regulations, costs of production, demand in end markets for chemicals. As we currently derive our revenues mainly from a limited number of chemical categories, any event that adversely affects the supply and demand for the chemicals in those chemical categories may harm our growth strategies and business prospects. As we expand our business into global markets, we are exposed to risks related to fluctuations in global production capacity and demand levels for chemicals, credit markets, chemicals transaction volume in other key export regions, such as the United States, India, Korea, Netherland, Germany, the United Kingdom, Canada, France, Russia, and Australia, as well as global and regional economic conditions.

Changes in the fluctuation conditions may also adversely impact our results of operations and financial performance. For example, a decline in economic and global financial conditions or in a specific country, region or sector may cause decline in the supply of or demand for chemicals in such country, region or sector, thus negatively affecting our business, results of operations, and earnings. Other examples of conditions which might result in fluctuations in the supply of, or demand for, chemicals include that: (i) the insolvency of key suppliers, particularly those with whom we have long-term supply agreements, could result in supply chain difficulties, unmatched chemicals price exposure and/or a reduction in chemicals available for our Online Platform; (ii) a significant reduction or increase in commodity prices could result in customers or suppliers, as the case may be, being unwilling or unable to honor their contractual commitments to purchase or sell chemicals on pre-agreed pricing terms; and (iii) a decline in the value of inventories may result in write-downs.

Due to the lack of information transparency and inefficient supply chain management in the chemical industry, there has long been an industry-wide oversupply of chemicals in China, which has caused substantial declines in prices of certain low-tech chemicals and related raw materials. If the price of certain chemicals continues to decrease, the lower selling price may cause lower benefits for us to sell chemicals under direct sales model and for us to collect commissions and service fees for suppliers conducting transactions under marketplace model on our Online Platform, as a result of which, our financial performance may be adversely affected. Under our direct sales model, we generally acquire chemicals from suppliers after the customers place an order and sell directly to customers, and we manage our inventory of chemicals so as to fulfill customer orders in a timely fashion. Therefore, in the event that the supply of chemicals decreases so that price of chemicals increases, and that we are unable to pass on the entirety or a majority of such increase in costs to our customers, our financial performance may be adversely affected.

We are reliant on chemical logistics service providers and warehouses across China to meet the growing demands of our customers.

To better serve our customers, we cooperate with third-party service providers of warehousing and logistics solutions and rely on them to provide supporting services across our value chain. We believe we have a good business relationship with such service providers; however, there can be no assurance that we will be able to maintain a good relationship with them or renew our agreements with them on commercially reasonable terms, if at all. If we fail to continue our cooperation with such service providers, or if their business or operations are interrupted or fail, and we fail to find comparable alternatives on reasonable terms, our business may be materially and adversely affected.

We believe that providing better warehousing and logistics solutions that cover a wider range of geographical areas is essential to improve customer experience and maximize our future growth. As of December 31, 2019, we operated warehouses, all of which are leased properties, in 10 cities across China. We hired third-party delivery services providers to deliver chemicals sold on our Online Platform. As our Online Platform connects to an increasing number of suppliers and customers, and marketplace model becomes increasingly significant to our business, more types of chemicals will need to be delivered to more areas across China. Our current leased warehouses and third-party logistic service providers will not be able to meet such growing demands of our customers.

We plan to establish more warehouses in additional locations, including those smaller and less developed areas, to keep providing warehousing services to customers efficiently. We also plan to introduce more warehousing service providers to join our Chemicals Cloud Warehousing Project that matches customers’ and suppliers’ orders with available warehousing service providers. However, we cannot guarantee that we will be able to locate more warehousing resources in the abovementioned ways. If we fail to locate more warehouses either by leasing or purchasing more properties, by strategic alliance or investment in enterprises who own warehouses and required licenses, or by attracting more warehousing service providers to join Chemicals Cloud Warehousing Project, our warehousing services will not meet the demand of our customers. In addition, we need more logistics service resources to meet the growing demand for logistics solutions of our suppliers and customers. We plan to find more logistics solutions and attract more logistics service providers to register on our Chemical Community App that automatically connects logistics service providers to suppliers in need of logistics solutions. If we fail to do so either by hiring and attracting new logistics service providers, or by obtaining required licenses and operating our own vehicles, our logistics solutions will disappoint our customers, and may reduce their interest in keeping using our Online Platform. Failure to expand warehouses or logistics solutions will cause our business to be materially and adversely affected.

If we cannot manage the growth of our business or execute our strategies effectively, our business and prospects may be materially and adversely affected.

We have experienced rapid growth since our inception. Our net revenues was RMB4.2 billion, RMB9.1 billion and RMB13.2 billion (US$1.9 billion) in 2017, 2018 and 2019, respectively. The number of our suppliers and customers increased from 31,171 and 65,983 as of December 31, 2017 to 33,752 and 94,373 as of December 31, 2018, respectively. As of December 31, 2019, the number of our suppliers and customers reached 35,456 and 116,291, respectively. However, our historical growth rates may not be indicative of our future growth. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past.

Our business and prospects may be materially and adversely affected if we fail to manage our growth or execute our strategies to attract and retain a critical mass of customers on our Online Platform. Our business has become increasingly complex as the scale, diversity and geographic coverage of our business and our workforce continue to grow. We are still in the process of integrating various business functions and establishing synergies. We also anticipate further expansion in the global markets. Such expansion will increase the complexity of our operations and place a significant strain on our management, operational and financial resources. We will be exposed to political, social or economic instability in foreign markets or regions in which we operate, and such tensions may impact our successful expansion into the global market.

Moreover, our current and planned staffing, systems, policies, procedures and controls may not be adequate to support our future operations. To effectively manage the expected growth of our operations and personnel, we will need to continue to improve our transaction processing, operational and financial systems, policies, procedures and internal controls, which could be particularly challenging if we start new business operations in new business sectors or geographic areas. These efforts will require significant managerial, financial and human resources. The emergence of new disruptive business models and technology could also impose risks on our future growth. We may fail to compete effectively with such new models or technology. We cannot assure you that we will be able to effectively manage our growth or to implement all these systems, procedures, control measures, business models and technological developments successfully. If we are not able to manage our growth effectively, our business and prospects may be materially and adversely affected.

We have a limited operating history in the new and dynamic chemical e-commerce industry, which makes it difficult for investors to evaluate our future prospects, and we cannot guarantee that our current or future strategies will be successfully implemented or will generate sustainable profit.

The chemical e-commerce industry is a nascent industry that emerged very recently, which may not develop into the stage and scale that we expect. We can learn from very few past experiences of other industry participants’ or of ourselves’. Besides, the long-term viability and prospects of the chemical e-commerce industry in China remain untested and are subject to significant uncertainty. We commenced our operations in March 2013 and have a limited operating history. We have limited experience in operating under direct sales and marketplace models, as they were first launched in 2014. In addition, we have limited experience in providing supporting solutions such as financial solutions, and warehousing and logistics solutions to our customers and suppliers. As our business grows or in response to fierce competition, we may continue to introduce new services, adjust our existing services, or adjust our business operations in general. For example, we may seek advancement in the cloud-based transport and storage management system, which may incur considerable costs. We may also seek to purchase properties and vehicles to develop our own warehousing and logistics solutions, which may result in additional costs and expenses. Furthermore, we rely on banks and other non-bank financial institutions we cooperate with, to provide financial solutions to our customers and suppliers. Our ability to continuously attract financing providers on reasonable terms is critical to our business. Any significant change to our business model that does not achieve expected results may have a material and adverse impact on our financial condition and results of operations.

You should consider our business and prospects in light of the risks and challenges that we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our abilities to, among other things:

•                  sustain and improve the quality of chemicals on our Online Platform and provide satisfactory customer experience;

•                  maintain and enhance our relationship and business collaboration with our business partners, including suppliers, warehousing and logistics service providers, and financing providers;

•                  develop sufficient, diversified, cost-efficient and reliable financing sources;

•                  expand our prospective customer base further, to include customers from overseas market;

•                  enhance our technology infrastructure to support the growth of our business and maintain the security of our system;

•                  navigate the complex and evolving regulatory environment in China, and geopolitical tensions in global markets;

•                  withstand fluctuations in the supply and demand of chemicals and related raw materials;

•                  manage our strategic investments and alliances in auxiliary services and sectors;

•                  respond to macroeconomic conditions and fluctuations; and

•                  defend ourselves against legal and regulatory actions, such as actions involving intellectual property.

Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.

In recent years, there have been outbreaks of epidemics in China and globally. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and cancelling public activities, among others.

We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of our offices, remote working arrangements for our employees and travel restrictions or suspension. These measures have reduced the capacity and efficiency of our operations which in turn have negatively affected our results of operations. Our business in first quarter of 2020 was adversely affected. For example, our revenues in the first quarter of 2020 decreased compared to the same period in 2019, mainly due to the decrease of net revenues from direct sales model caused by our temporary office closure in February and early March. Our operating profit decreased in the first quarter of 2020 as well. In addition, we have adjusted cash collection and payment schedule with our suppliers and customers, which will increase the amount of accounts receivable and will require us to record additional allowances for doubtful accounts, write-off of bad debts, or reduction of profits.

In order to maintain our liquidity and to improve our operating cash flows under such circumstances, our board of directors has authorized to grant restricted shares pursuant to our 2019 Share Incentive Plan to some of our employees, including our senior management members, in replacement of a portion of their cash salaries for a certain period of time commencing from February 2020. We have been delaying our salary payments since March 2020. Salary payments for March 2020 were distributed in June 2020, while salary payments for April and May 2020 have not been distributed as of the date of this annual report. We also plan to optimize our employee structure and may implement a temporary layoff plan. Moreover, we have entered into several credit facility agreements with banks in the first half of 2020 to improve our liquidity.

The global spread of COVID-l9 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak cannot be reasonably estimated at this time. The extent to which it may affect our results of operations, financial condition and cash flow will depend on the future developments of the outbreak and various factors, including but not limited to the following:

•                  given the slowdown in China’s domestic market as well as the negative impact of the COVID-19 outbreak on the chemical industry, we cannot assure that our revenues and operating cashflow will not experience fluctuation or that we can maintain the growth rate we have experienced;

•                  temporary closure of offices had affected and may continue to affect our normal business operations. For instance, our headquarters in Shanghai was shut down for the most of days in February. No employee could come to the office to perform business related operations, including signing business contracts, verifying and collecting business paying vouchers and shipping statements, and effectively communicating with our suppliers and customers during the shut-down;

•                  the stringent 14-day quarantine measures, travel restrictions or suspension implemented by the Chinese government have affected and may continue to affect our work efficiency as the number of employees that can work in the offices are severely limited;

•                  temporary closure of offices, travel restrictions or suspension of operations of our customers have negatively affected, and could continue to negatively affect, the demand for our products and services;

•                  any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations, including causing us or our suppliers to cease manufacturing chemicals for a period of time or materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;

•                  many business operations in China were halted and factories were temporarily closed for a period of time, which would materially and negatively affect our overall financial results and cashflow position in the first quarter of 2020. Depending on the global progression of the outbreak, our ability to obtain chemicals and deliver chemicals to customers may be partly or completely disrupted not only in our Chinese facilities but globally;

•                  some of our customers, suppliers and other partners are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted;

•                  our suppliers and customers may require additional time to pay us or fail to pay us at all, which could increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts, write-off of bad debts, or reduction of recognized revenues and profits;

•                  our business operations could be disrupted if any of our employees are suspected of having the COVID-19, since it could require our employees to be quarantined and/or our offices to be disinfected;

•                  this outbreak of COVID-19 has caused, and may continue to cause, companies in China, including us and certain of our suppliers and customers, to implement temporary adjustment of work schemes allowing employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees’ health on a daily basis and optimizing our technology system to support remote working. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality; and

•                  geopolitical risk and the potential deterioration of international trading relationships between China and the rest of world as a result of the evolving COVID-19 outbreak will impact international chemical business and hence our business.

In addition, the COVID-19 outbreak may further adversely affect our financial condition and operating results for the remaining 2020, including but not limited to, negative impact to our total revenues, cashflow options and operating results. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Currently, there is no vaccine or specific anti-viral treatment for COVID-19. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at the time of this annual report.

We are reliant on suppliers for our supply of chemicals under direct sales model. If we fail to maintain good relationship with them, or find alternatives on reasonable terms, our business and financial performance may be materially and adversely affected.

We source the chemicals we sell under direct sales model from suppliers. Our business, results of operations, financial condition and prospects could be materially and adversely impacted if we are unable to continue sourcing sufficient volumes of quality chemicals from current suppliers or expand our sourcing network to include new suppliers on reasonable terms and prices. We have entered into supply agreements with each of these suppliers. We cannot assure you that we will be able to maintain our existing relationships with these suppliers and continue to be able to source chemicals in stable quantities and at a reasonable price or at all. If we fail to maintain or renew these agreements on reasonable terms or enter into comparable agreements with other suppliers as substitutes, our business and operation could be materially and adversely affected.

Additionally, if our supply of chemicals is interrupted for whatever reason or there are significant increases in the prices, our business, financial condition, results of operations and prospects may be materially and adversely affected. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or that we do not presently anticipate could also affect our suppliers’ ability to deliver chemicals to us on a timely basis. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.

We are reliant on third-party suppliers to sell their chemicals on our Online Platform under marketplace model. If we fail to keep providing satisfying services to these third-party suppliers or retain them in using our Online Platform, our business and financial performance may be materially and adversely affected.

Certain third-party suppliers sell their chemicals on our Online Platform, both through our websites, molbase.cn and molbase.com, Moku Data, one of our Weixin subscription accounts, and Chemical Business Secretary, a Weixin mini program. We rely on these third-party suppliers to provide a wide variety of chemicals that may not be available under direct sales model to customers on our Online Platform, and to enlarge our user base. We previously enabled suppliers to post information of the chemicals they sell on our Online Platform and use our intelligent matching services to connect to customers for free, and only charged service fees to certain suppliers who use value-added services on our website. As our business grows, we plan to charge suppliers higher service fees or commissions with regard to each transaction completed through our Online Platform. We believe we have good relationships with third-party suppliers both on our website and on Moku Data, but we cannot guarantee that we will be able to keep providing satisfactory services to them, especially when we start generating revenues by increasing their cost in using our services. If we fail to keep third-party suppliers using our Online Platform, we may lose certain customers, and our business and financial performance may be adversely impacted. Furthermore, in order for our marketplace model to be successful, we may need to continue to identify and attract new suppliers, and we may not be successful in this regard.

Our business is subject to intense competition, and we may fail to compete successfully against existing or new competitors, including certain matured large-scale enterprises, which may reduce demand for our services and chemicals we sell, reduce operating margins, and result in loss of market share, departures of qualified employees and increased capital expenditures.

The chemical e-commerce industry in China is intensely competitive. Our current or potential competitors include other chemical e-commerce platforms, major e-commerce companies in China that offer a wide range of general merchandise product categories, and traditional chemical manufactures in China that are moving into online retailing.

We face a variety of competitive challenges with respect to sourcing chemicals efficiently, pricing chemicals competitively, anticipating and quickly responding to changes in customer demands, maintaining favorable brand recognition and providing quality services, finding sources of warehousing and logistics solutions of good quality, and other potential challenges. If we cannot properly address these competitive challenges, our business and prospects would be materially and adversely affected.

Some of our current and potential competitors, especially major e-commerce companies in China that offer a wide range of product categories, have significantly greater financial, marketing and other resources. Certain competitors may be able to secure products from suppliers on more favorable terms, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory policies, and devote substantially more resources to website and system development. Increased competition may reduce our operating margins, market share and brand recognition, or force us to incur losses. There can be no assurance that we will be able to successfully compete against current and future competitors, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

The sophisticated and innovative technologies we use for the operation of our business are new and require time to prove their reliability and effectiveness. We cannot assure you that the performance of these technologies will be stable enough to support our business.

We regard technology as critical to our ability to provide high-quality customer services. We have invested substantial resources in developing the sophisticated and innovative technology systems that we use for our daily operations. We expect these technologies to support the smooth performance of certain key functions in our Online Platform, such as searching for chemicals, making orders online, finding suitable sources of financing services, settling payments, and obtaining recommendations for warehousing and logistics solutions. We also expect our technologies to facilitate our customers’ retrieval of timely and accurate chemical industry related information, and the new cloud-based transport management system to improve customer experience. However, as we have been continuously upgrading our technology system, it will take time to gain reputation of reliability and effectiveness among our customers, suppliers, and other participants in the chemical industry. Furthermore, to adapt to evolving and increasingly demanding customers’ and suppliers’ requirements and emerging industry standards, we may need to develop other new technologies or upgrade our Online Platform, mobile applications and systems. If our efforts to invest in the development of new technologies are unsuccessful, our business, financial condition and results of operation may be materially and adversely affected.

In addition, the maintenance and processing of various operating and financial data are essential to the day-to-day operation of our business and formulation of our development strategies. Therefore, our business operations and growth prospects depend, in part, on our ability to maintain and make timely and cost-effective enhancement and upgrade to our technology and introduce innovative functions which can meet changing operational needs. Failure to do so could put us at a disadvantage to our competitors and cause economic losses. We can provide no assurance that we will be able to keep up with technological improvements or that the technology developed by others will not render our services less competitive or attractive.

As the technologies we use for the operation of our business are relatively new, we may need time to prove their stability, and we can provide no assurance that we will be able to adequately defend against or timely remedy interruptions caused by telecommunications or electricity power failures, computer viruses, hacking or other attempts to harm our systems, or other events beyond our control. The resultant unavailability or slowdown of our systems could have an immediate adverse impact on the services we provide, and our reputation and results of operations could accordingly be materially and adversely impacted.

Any quality issues of the chemicals offered by our suppliers or any negative publicity with respect to us, our suppliers and other partners, as well as the chemical industry in general, may materially and adversely affect our business and results of operations.

Our track record in providing all-rounded value propositions for chemicals transactions and a comprehensive suite of services in chemical e-commerce industry has established “MOLBASE ( 摩贝)” as a leading brand in the industry. The risk management system we operate to demand authenticity and quality of the chemicals our suppliers provide has performed well and gained us trust among our customers. We believe that market recognition is key to our future success. As we continue our growth in size, broaden the scope of our services, and expand into foreign markets, however, it will be increasingly difficult to control the quality of chemicals sold on our Online Platform, and to maintain the efficiency and quality of our services, failure of which may negatively impact our market reputation. The failure to maintain and to further enhance our market recognition and corporate reputation may materially and adversely affect our business, financial condition and results of operations.

Many factors, some of which are beyond our control, may negatively impact our corporate reputation if not properly managed. These factors include our ability to provide superior services to our customers, successfully conduct marketing and promotional activities, manage relationships with and among suppliers and warehousing and logistics service providers, control quality of the chemicals sold on our Online Platform, monitor the quality of services provided by third-party warehousing and logistics service providers, deal with complaints timely, manage negative publicity of us as well as of suppliers and warehousing and logistics service providers on our Online Platform, and maintain a positive perception of our company, our peers and the chemical e-commerce industry in general. Any actual or perceived deterioration of our service quality, which is based on an array of factors including product quality, customer satisfaction, rate of complaints or rate of accidents, could subject us to damages such as loss of important customers. Any negative publicity directed against us, the chemical e-commerce industry in general or our business partners could cause damages to our corporate reputation and lead to further changes to government policies and the regulatory environment. If we are unable to promote our market recognition and protect our corporate reputation, we may not be able to maintain and grow our customer base, and our business and growth prospects may be adversely affected.

Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.

We are required to hold a number of licenses, permits and approvals in connection with our business operation. Our business is subject to governmental supervision and regulation by relevant PRC governmental authorities, including, among others, the Ministry of Commerce of the People’s Republic of China, or MOFCOM, the Ministry of Industry and Information Technology, or MIIT, the Ministry of Emergency Management (formerly known as the State Administration of Work Safety), or MEM. Such government authorities promulgate and enforce laws and regulations that cover a variety of business activities that our operations concern, such as hazardous chemicals business, provision of internet information, provision of chemical e-commerce platform, financial solutions, and internet advertisement. These regulations in general regulate the entry process, the permitted scope, as well as approvals, of licenses and permits for the relevant business activities. We are required to hold a number of licenses and permits in connection with our business operation, including, among other, the Hazardous Chemical Operation License, Value-Added Telecommunication License, or the VATS License, for internet information service and online data processing and transaction processing businesses. We currently hold all such licenses. However, if we fail to maintain or renew the requisite licenses, our business, financial condition and results of operations may be significantly and adversely affected.

We provide printed materials containing professional articles, comments, data analysis, industry reports and other chemical industry related information for free to our users who subscribe for this value-added service. We also provide digital version of similar materials online to our users for free. Under PRC laws and regulations related to online publication, enterprises who publish periodicals are required to obtain a Periodical Publication Permit; enterprises who issue publications online are required to obtain an Online Publishing Service License. We believe that our printed or digital materials do not fall within the scope of periodicals that require such license or permit. However, we cannot assure you that the governmental authorities would agree to our conclusion. If the materials we provide are deemed as periodicals or online publication by the relevant governmental authorities, we may not be able to obtain the licenses in a timely manner, or at all, which will reduce the attractiveness of our Online Platform for our users, and thereby negatively affect our results of operations.

As of December 31, 2019, we had not received any notice of warning or been subject to penalties or other disciplinary actions from the relevant governmental authorities regarding our business without the above mentioned approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As the chemical e-commerce industry is constantly evolving in China, new laws and regulations may be adopted from time to time that require additional licenses and permits other than those we currently have, and address new issues that may arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the chemical e-commerce industry.

We have limited experience in providing financial solutions, which plays a substantial role in attracting customers and suppliers to use our Online Platform. Failure to accurately evaluate our customers’ or suppliers’ credit risks, to renew our agreements with banks and other financial institutions on reasonable terms or to find comparable alternatives, or regulatory changes related to the internet finance industry, may have a material adverse effect on our business and results of operations.

We started to offer financial solutions in China in 2014. We provide financial solutions to customers and suppliers of our Online Platform, and we were the pioneer and leader among chemical e-commerce platforms to offer financial solutions, which makes our Online Platform more appealing compared with our competitors. Expansion in this business area involves new risks and challenges. Our lack of familiarity with the finance business may make it difficult for us to anticipate the demand and preferences in the market and cooperate with financing providers to offer financial solutions on terms that meet our customers’ and suppliers’ requirements and preferences.

Our financial solutions may also face operational risks with respect to illegal or fraudulent activities, such as our customers or supplier providing false credit applications, credit information, or other financially related false information to us or to financing providers, or creating fictitious transactions with collaborators. Significant increases in illegal or fraudulent activities could negatively impact our relationship with financing providers we cooperate with, as well as our brand and reputation. Our failure to accurately evaluate our customers’ or suppliers’ credit risk could lead us to encounter bad debt, and negatively impact our financial solutions. Furthermore, as we put our own capital in providing guarantees for our customers and suppliers under certain circumstances, their failure to fulfill repayment obligation in time would trigger us losing a respective amount of our deposit, equivalent to the defaulted amount of the loan, immediately, therefore negatively affect our business and financial performance. Although we have devoted substantial resources in collecting necessary information to assess the creditworthiness of our customers and suppliers, we are still exposed to the potential risk of inaccurate information and failure to assess our customers or suppliers accurately.

We rely on financing providers, including banks and non-bank financial institutions, to provide financings required for financing products under commercially favorable terms and conditions. We believe we have good business relationships with such financing providers; however, there can be no assurance that we will be able to maintain good relationships with them or renew our agreements with them on commercially reasonable terms, if at all. If we fail to continue our cooperation with such financing providers, or if their business or operations are interrupted or fail, and we fail to find comparable alternatives on reasonable terms, our financial solutions may be materially and adversely affected.

In addition, PRC laws and regulations concerning the financial solutions and internet finance industry are evolving rapidly. Although we have taken measures to ensure that the financing providers we cooperate with comply with the laws and regulations applicable to the financing products, PRC governmental authorities may promulgate new laws and regulations regulating the internet finance industry in the future. We cannot assure you that any of the financial solutions we present to our customers and suppliers would not be deemed violation to any PRC laws or regulations. In addition, we cannot assure you that the financing providers we cooperate with have obtained or will continue to hold valid licenses and permits required under the applicable laws and regulations. In the event that such financing providers fail to hold, renew or obtain valid and effective licenses and permits required by the applicable laws and regulations, our financial solutions business, our results of operation and financial condition may be adversely affected and may in turn increase our credit risks. Furthermore, we provide deposit or other types of guarantee for our customers and suppliers who use our financial solutions to the financing providers. We cannot assure you that such guarantee will not be deemed as unlicensed financial guarantee business by the relevant PRC government authority, and may subject us to fines, termination of operation, or even criminal liability of our employees. Moreover, developments in the financial solutions and internet finance industry may lead to changes in PRC laws, regulations and policies or the interpretation and application of existing laws, regulations and policies that may limit or restrict financial solutions like those we offer, which could materially and adversely affect our financial solutions and operations.

If we fail to manage our chemical inventory effectively under direct sales model, our operations and financial condition may be materially and adversely affected.

Although for a substantial majority of chemicals sold on our Online Platform, the whole transaction process only takes a few days at most, we still bear inventory risk, and we are required to manage our inventory effectively. We depend on our internal business analysis to make purchase decisions and to manage our inventory. Demand for chemicals, however, can change between the time inventory is ordered and the date by which we expect to sell it. Demand may be affected by seasonality, development of new types of chemicals, changes in production cycles and pricing, defects, changes in customer needs with respect to our chemicals and other factors, and our customers may not order chemicals in the quantities that we expect. We are not entitled to return unsold chemicals to suppliers. In addition, when we begin to sell a new type of chemicals, it may be difficult to establish supplier relationships, determine appropriate chemical category, and accurately forecast demand.

If we fail to manage our inventory effectively, we may be subject to a heightened risk of inventory obsolescence, a decline in inventory value, and significant inventory write-downs or write-offs. In addition, we may be required to lower sale prices in order to reduce inventory level, which may lead to lower gross margins. High inventory level may require us to commit substantial capital resources, preventing us from using the capital for other important purposes. On the other hand, if we underestimate demand for chemicals we sell, or if our suppliers fail to supply chemicals in a timely manner, we may experience inventory shortage, which might result in missed sales, diminished brand loyalty and lost revenues, any of which could harm our business and reputation. Any of the above may materially and adversely affect our results of operations and financial condition.

We rely on several online payment platforms developed and supported by third-party financial institutions to process a portion of payments on our Online Platform. If services of these payment platforms are limited, restricted, curtailed or degraded in any way or become unavailable to us or to our customers for any reasons, our business may be adversely affected.

We cooperated with Ping’an Bank to develop third-party online payment platform to support payments on our Online Platform. Under its agreement with us, Ping’an Bank launched Mo Yi Fu as an independent payment platform to provide convenient payment processing to customers who make purchases on our Online Platform. As of December 31, 2019, 189 customers had set up Mo Yi Fu accounts. Although only a small portion of transactions on our Online Platform are processed through Mo Yi Fu, the limitation, restriction, curtailment, or reduction of services of Mo Yi Fu may negatively affect our customers’ transaction experience, and their trust in our services and our brand name.

These third-party payment platforms are subject to a number of risks that could materially and adversely affect their ability to provide payment services to us, including, among others, changes to laws and regulations with regard to online payment platforms; dissatisfaction with their services or lower use of these payment platforms by customers and suppliers; changes to rules or practices applicable to online banks and payment systems that link to these payment platforms; breach of customers’ personal information and concerns over the use and security of information collected from customers; adaption to our Online Platform and customers’ payment habits; and failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

In addition, the wide variety of payment methods that we offer subjects us to third-party payment processing-related risks. We accept payments using a variety of methods, including payment on delivery, bank transfers, payment platforms developed by banks who cooperate with us, such as Mo Yi Fu, online payments through third-party online payment platforms, such as Alipay, Weixin Pay and UnionPay. For certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and lower our profit margins. We may also be subject to fraud and other illegal activities in connection with the various payment methods we offer, including online payment and cash on logistics options. Moreover, we are subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept credit and debit card payments from our customers, process electronic funds transfers or facilitate other types of online payments, and our business, financial condition and results of operations could be materially and adversely affected.

We are subject to risks relating to the warehousing and logistics of chemicals. If any of these risks materializes, our business, our results of operations and financial condition could be materially and adversely affected.

We hire third-party service providers, whom we have no direct control over, to provide warehousing and logistics solutions. We rely on third-party carriers to transport and deliver chemicals. Interruptions to or failures in logistics services could prevent or deter the timely or successful delivery of our chemicals. These interruptions or failures may be due to unforeseen events that are beyond our control or the control of carriers, such as inclement weather, natural disasters or labor unrest. If chemicals sold on our Online Platform are not delivered on time or are delivered in a damaged state, customers may refuse to accept chemicals and hold less confidence in us. Furthermore, the logistics personnel of carriers act on our behalf and interact with our customers personally. Any failure to provide high-quality service to our customers may negatively impact the transaction experience of our customers, damage our reputation, and cause us to lose customers.

We rely on third-party warehousing service providers to store chemicals we sell under direct sales model on MOLBASE Online Mall. Any increase in the price charged by such warehousing service providers, any safety accidents or mishandling of chemicals, or any service disruption experienced by such warehouses could have an adverse effect on our business operations.

The storage and transportation of chemicals involve inherent safety risks. We handle a large volume of chemicals, and face challenges with respect to the protection and examination of these chemicals. Chemicals we manage may be stolen, damaged, or lost for various reasons, and we and our warehousing and logistics service providers may be perceived to be or found liable for such incidents. Although we hold licenses and permits to manage hazardous chemicals, we cannot assure you that our risk management system will eliminate all possibilities of hazardous chemical diffusions, combustions, and other types of hazardous chemical accidents. In addition, vehicles and personnel of third-party logistics service providers we hire may be involved in transportation accidents, and the chemicals carried by them may be lost, damaged, destroyed, or may cause safety accidents in the case of hazardous chemicals. In addition, friction or disputes may occasionally arise from direct interactions between logistics service providers’ pickup and logistics personnel with chemical senders and recipients. Personal injuries or property damages may arise if such incidents escalate.

Moreover, as we implement the Chemicals Transportation Community Project and the Chemicals Cloud Warehousing Project, we connect third-party warehousing and logistics service providers that do not have long-term cooperation agreements with us to our customers, and let these service providers fulfill orders on our Online Platform and directly serve our customers. Under this model, we have even less control over the quality of services offered to our customers, and we bear higher risks of being negatively impacted due to third-party warehousing and logistics solutions. We and third-party warehousing and logistics service providers may face claims and incur serious liabilities if found liable or partially liable for any injuries, damages or losses. Claims against us may exceed the amount of our insurance coverage, or may not be covered by insurance at all. Governmental authorities may also impose serious fines on us or require us to adopt costly preventive measures. Furthermore, if our services are perceived to be unsafe by our customers, our transaction volume may be seriously reduced, and our business, financial condition, and results of operations may be materially and adversely affected.

We require substantial capital to expand our business and to sustain our growth, and we cannot assure you that we will be able to obtain sufficient capital on acceptable terms, or at all.

We require substantial capital to maintain and upgrade our integrated suite of solutions in response to fierce competition, technological developments, and changing laws and regulations in the industry. For example, we need substantial capital to expand our logistics and warehousing solutions, upgrade our IT system to meet the growing needs of our Online Platform users, and recruit qualified personnel to keep our innovative development. Moreover, our expansion into global markets, and the pursuit of strategic acquisitions, investments and alliances or other business opportunities may require a significant amount of capital. Our expected sources of capital include both equity and debt financing. However, financing might not be available to us in a timely manner or on terms that are acceptable, or at all.

Our ability to obtain the necessary financing to carry out our business plan is subject to a number of factors, including general market conditions and investor acceptance of our business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to us. If we are unable to raise sufficient funds, we will have to significantly reduce our spending, delay or cancel our planned activities or substantially change our current corporate structure. We might not be able to obtain any funding, and we might not have sufficient resources to conduct our business as projected, both of which could mean that we would be forced to curtail or discontinue our operations.

Our expansion into global market may expose us to new challenges and more risks, and we may fail to expand effectively. If we fail to overcome the challenges presented by our global operations, our business, financial condition and results of operations may suffer material and adverse impact.

As we expand our global and cross-border business into an increasing number of global markets, we will face risks associated with expanding into markets in which we have limited or no experience of, and in which we may be less well-known. We may be unable to attract a sufficient number of customers and business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our global and cross-border business will also expose us to risks inherent in operating business globally, including but not limited to:

•                  inability to recruit international and local talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;

•                  lack of acceptance of our chemicals and service offerings;

•                  exposure to lawsuits and regulatory investigations;

•                  trade wars;

•                  geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

•                  challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

•                  trade barriers, such as import and export restrictions, tariff, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

•                  differing and potentially adverse tax consequences;

•                  increased and conflicting regulatory compliance requirements;

•                  adaption to industry practices in different markets;

•                  challenges caused by distance, language and cultural differences;

•                  increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

•                  availability and reliability of global and cross-border payment systems and logistics infrastructure; and

•                  exchange rate fluctuations.

As we expand further into new regions and markets, these risks could intensify, and efforts we make to expand our global and cross-border business and operations may not be successful. Failure to expand our global and cross-border business and operations could materially and adversely affect our business, financial condition and results of operation.

Our business, financial condition and results of operations may be materially and adversely affected if we are unable to maintain satisfactory customer experience or provide customer service of high quality to retain our existing customers, or fail to acquire new customers in a cost-effective manner.

The success of our business hinges on our ability to provide superior customer experience to retain existing customers, which in turn depends on a variety of factors. These factors include our abilities to continue to offer high quality chemicals and effective supporting services at competitive prices, to find sources of timely and reliable warehousing and logistics solutions, financial solutions, and to provide superior after-sales service. Our sales may decrease if our Online Platform services are severely interrupted or otherwise fail to meet customers’ expectations. For example, should we or our logistics service providers fail to provide our chemicals delivery and return services in a convenient or reliable manner, or if our customers are not satisfied with the quality of chemicals received, our reputation and customer loyalty could be adversely affected.

We also depend on our call center and online customer service representatives to provide live or timely assistance to our customers. If our call center or online customer service representatives fail to satisfy the individual needs of customers, our reputation and customer loyalty could be adversely affected and we may lose potential or existing customers and experience a decrease in sales. As a result, if we are unable to continue to maintain our customer experience and provide high quality customer service, we may not be able to retain existing customers or attract new customers, which could materially and adversely affect our business, financial condition and results of operations.

In addition, some of our suppliers may use their own logistic services and other supporting services, which we have no control over, to serve customers making purchases on our Online Platform. If such suppliers fail to provide satisfactory service to our customers, or fail to control the quality of their chemicals properly, and we fail to deal with such defects effectively, then the experience of our customers may be adversely impacted, and consequently we may face claims raised by our customers that we should be held liable for any losses and damages arising therefrom. As a result, our reputation, business, financial condition, and results of operations might suffer significantly.

Furthermore, our future growth depends on our ability to continue to attract new customers. Our efforts to enhance our brand recognition and conduct marketing activities may cause us to incur significant expenses. These efforts may not result in increased user traffic and revenues in the immediate future or at all. Even if they do, any increases in revenues may not offset the expenses incurred. If we fail to successfully promote our services and attract customers while incurring substantial expenses, our results of operations and financial condition would be adversely affected, which may impair our business growth. On the other hand, if we fail to devote adequate resources in maintaining our reputation, enhancing our brand recognition, or increasing positive awareness of our Online Platform and our services, it may be difficult to grow our customer base, and our business and growth prospects may be materially and adversely affected.

Failure to deal effectively with any fraud perpetrated and fictitious transactions conducted on our platform could harm our business.

We face risks with respect to fraudulent activities on our Online Platform under marketplace model. Although we take steps to verify the identity of suppliers, we cannot guarantee that all suppliers registered on our Online Platform are duly established legal entities and individuals, and all of the transactions they conduct with customers are real and commercially fair. There may be suppliers on our Online Platform who conduct fake transactions, accept customers’ payments and refuse to deliver respective chemicals, and customers who have received chemicals but refuse to pay suppliers. Although we have implemented various measures to detect and reduce the occurrence of fraudulent activities on our Online Platform, there can be no assurance that these measures will be effective in combating fraudulent transactions or improving overall satisfaction among our suppliers and consumers.

In addition, illegal, fraudulent or collusive activities by our employees could also subject us to liability and negative publicity. We have discovered four cases in which our employees conducted fraudulent activities, such as accepting payments from suppliers in order to bypass our Online Platform and to complete offline transactions, disclosing customers’ information to suppliers for personal gains, or applying for fake reimbursement. Although we have dismissed the employees responsible for these incidents, we cannot assure you that similar incidents will not occur in the future. Any illegal, fraudulent or collusive activity could severely damage our brand and reputation as an operator of a trusted online platform, which could adversely affect our business, financial condition and results of operations.

We face risks associated with the Restructuring and the subsequent operation of our business.

We undertook a Restructuring in 2018 in order to operate our Online Platform as a standalone business. For more details, see “Item 4. Information on the Company — A. History and Development of the Company.” We expect the Restructuring to enhance our brand image as an independent chemical e-commerce platform that provides a comprehensive suite of services, thereby attracting more users to our Online Platform. However, there can be no assurance that the Restructuring will deliver such benefits. For example, existing contracts signed with the MOLBASE group may need extra time or efforts to be transferred to our company. If the resources transferred from the MOLBASE group to our company were inadequate, or if we were unable to enhance the quality of our Online Platform after the Restructuring, our business, financial condition and results of operations would be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud, and investor confidence and the market price of the ADSs may be materially and adversely affected.

Prior to our IPO, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements as of and for the fiscal years ended December 31, 2016, 2017 and 2018, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting as well as other control deficiencies. As defined in the standards established by the Public Company Accounting Oversight Board of the United States (PCAOB), a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified are the Company’s (i) lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of U.S. GAAP and SEC financial reporting expertise, and (ii) lack of formalized financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements.

We have begun to implement measures to address the material weakness. See “Item 15. Controls and Procedures—Internal Control Over Financial Reporting.” However, the implementation of these measures may not fully address the material weakness in our internal control over financial reporting, and our management concluded that the material weakness still existed as of December 31, 2019. Our failure to correct the material weakness or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Furthermore, our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. It is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such accountant might have identified additional material weaknesses and deficiencies. We are now a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 requires that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2020. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, as we are now a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002. We may not be able to anticipate and identify accounting issues, or other risks critical to financial reporting that could materially impact the consolidated financial statements. Generally, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions.

Our success depends on the continuing efforts of our key employees, including but not limited to our senior management members, and our corporate culture. If we fail to hire, retain and motivate our key employees, or maintain our corporate culture as we grow, we could lose the innovation, collaboration and focus that contribute to our business.

Our future success is significantly dependent upon the continued service of our key executives and other key employees, who have contributed significantly to our current achievements. If we lose the services of any member of management or other key personnel, we may not be able to locate suitable or qualified replacements and may incur additional expenses to recruit and train new staff, which could severely disrupt our business, growth, and our corporate culture. Competition for talents in the Chinese chemical e-commerce industry is intense, and the availability of suitable and qualified candidates in China is limited. Competition for these individuals could cause us to offer higher compensation and other benefits to attract and retain them.

Even if we were to offer higher compensation and other benefits such as stock-based incentives, there is no assurance that these individuals will choose to join or continue to work for us. Any failure to attract or retain key management and personnel could severely disrupt our business, growth, and our corporate culture. In addition, if any dispute arises regarding the agreements between our current or former key employees and us, we may have to incur substantial costs and expenses in order to enforce the agreements in China or we may be unable to enforce them at all. We also commit significant time and other resources to training our employees, which increases their value to competitors if they subsequently leave us for our competitors.

We believe that a critical component for our success is our corporate culture, that we put our users first, foster innovation, remain data-driven and encourage teamwork. As we develop the infrastructure of a public company and continue to grow, we may find it difficult to maintain these valuable aspects of our corporate culture. Any failure to preserve our culture could negatively impact our future success, including our ability to attract and retain employees, encourage innovation and teamwork and effectively focus on and pursue our long-term objectives.

If we are unable to recruit, train and retain qualified personnel or sufficient workforce, our business may be materially and adversely affected.

Our continued growth and success are largely dependent on the experience, abilities and dedication of our personnel and workforce. As we expand into global markets with comprehensive value-added services, we would need additional qualified personnel and sufficient workforce. Therefore, we must continue to hire, train and effectively manage new employees. If our new hires perform poorly or if we are unsuccessful in hiring, training, managing and integrating new employees, our business, financial condition and results of operations may be materially harmed.

One of the directors of our consolidated controlled entities may have potential conflicts of interest with us, and if any such conflicts of interest are not resolved in our favor, our business may be materially and adversely affected.

PRC laws and regulations provide that a director owes a fiduciary duty to the company to which he or she acts as a director. Dr. Dongliang Chang, one of the directors of our VIEs, must act in good faith and in the best interests of the VIEs and must not use his respective position for personal gains. On the other hand, as the chairman of the board of the directors of our company, Dr. Dongliang Chang has a duty of care and loyalty to our company and to our shareholders as a whole under the Cayman Islands law. We control our VIEs through contractual arrangements, and the business and operations of our VIEs are closely integrated with our subsidiaries’ business and operations. Nevertheless, conflicts of interest for Dr. Dongliang Chang may arise due to his dual roles both as director of the VIEs and as chairman of the board of the directors of our company.

We cannot assure you that should any conflicts of interest arise, Dr. Dongliang Chang, or any other similarly situated shareholders, directors or executive officers will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company. If we cannot resolve any conflicts of interest or disputes between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Any failure to protect our intellectual property could harm our business and competitive position.

We rely on a combination of trademark, patent, copyright and trade secret protection laws in China and other jurisdictions, as well as confidentiality procedures and contractual provisions, to protect our intellectual property rights. We also enter into confidentiality agreements with our employees and any third parties who may access our proprietary information, and we rigorously control access to our proprietary technology and information.

Intellectual property protection may not be sufficient in China or other countries in which we operate. Confidentiality agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China or elsewhere. In addition, policing any unauthorized use of our intellectual property is difficult, time-consuming, and costly, and the steps we have taken may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate patents, copyrights or other intellectual property rights held by third parties. We may, and from time to time in the future be, subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be other third-party intellectual property that is infringed by chemicals sold on our Online Platform, services or other aspects of our business. There could also be existing patents of which we are not aware that we may inadvertently infringe. We cannot assure you that holders of patents purportedly relating to some aspect of our technology or business, if any such holders exist, would not seek to enforce such patents against us in China or any other jurisdictions. Further, the application and interpretation of China’s patent laws and the procedures and standards for granting patents in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we are found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. In addition, we may incur significant expenses, and may be forced to divert management’s time and other resources from our business and operations to defend against these third-party infringement claims, regardless of their merits.

Our operations depend on the performance of the internet infrastructure and telecommunications networks in China and in other countries.

Our business depends on the performance and reliability of the internet infrastructure in China and other countries in which we operate. Substantially all of our computer hardware and a majority of our leased cloud computing servers are currently located in China. Almost all access to the internet in China is offered through China Mobile, China Unicom and China Telecom, the state-owned telecommunication operators, operating under the administrative control and regulatory supervision of the MIIT. In addition, the national networks in China are connected to the internet through state-owned international gateways, which are the only channels through which a domestic user can connect to the internet outside of China. We may face similar or other limitations in other countries in which we operate. We may not have access to alternative networks in the event of disruptions, failures or other problems with the internet infrastructure in China or elsewhere. In addition, the internet infrastructure in the countries in which we operate may not support the demands associated with continued growth in internet usage.

The failure of telecommunications network operators to provide us with the requisite bandwidth could also interfere with the speed and availability of our websites and mobile applications. We have no control over the costs of the services provided by the telecommunications operators. If the prices that we pay for telecommunications and internet services rise significantly, our gross margins could be adversely affected. In addition, if internet access fees or other charges to internet users increase, our user traffic may decrease, which in turn may significantly decrease our revenues.

If we fail to prevent security breaches, improper access to or disclosure of our data or user data, or other hacking and attacks, we may lose users, and our business, reputation, financial condition and results of operations may be materially and adversely affected.

Although we have employed significant resources to develop our security measures against breaches, our cybersecurity measures may not detect, prevent or control all attempts to compromise our systems, including distributed denial-of-service attacks, viruses, malicious software, break-ins, phishing attacks, social engineering, security breaches or other attacks and similar disruptions that may jeopardize the security of information stored in and transmitted by our systems or that we otherwise maintain. Breaches of our cybersecurity measures could result in unauthorized access to our systems, misappropriation of information or data, deletion or modification of customer information, or a denial-of-service or other interruption to our business operations. As techniques used to obtain unauthorized access to or sabotage systems change frequently and may not be known until launched against us or our supporting service providers, we may be unable to anticipate, or implement adequate measures to protect against, these attacks.

We are likely in the future to be subject to these types of attacks. If we are unable to avert these attacks and security breaches, we could be subject to significant legal and financial liabilities, our reputation would be harmed and we could sustain substantial revenue loss from lost sales and customer dissatisfaction. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Cyber-attacks may target us, our suppliers, customers or other participants, or the internet infrastructure on which we depend. Actual or anticipated attacks and risks may cause us to incur significantly higher costs, including costs to deploy additional personnel and network protection technologies, train employees, and engage third-party experts and consultants. As we do not carry cybersecurity insurance, we will not be able to mitigate such risks to any third party. Cybersecurity breaches would not only harm our reputation and business, but also could materially decrease our revenue and net income.

Our business generates and processes a large amount of data, our failure to protect the confidential information of our users or the improper use or disclose of such data may subject us to the liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation and deter our users from using our Online Platform.

We generate, collect, store and process a large amount of personal, transactional, statistical and behavioral data, including certain personal and other sensitive data from our customers. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges related to our business operations, including:

•                  protecting the data in and hosted on our system, including against attacks on our system by external parties or fraudulent behavior by our employees;

•                  addressing concerns related to privacy and sharing, safety, security and other factors; and

•                  complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

Although we have taken steps to protect such data, our security measures could be breached. As techniques used to sabotage or obtain unauthorized access to systems change frequently and generally are not recognized until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any accidental or willful security breaches or other unauthorized access to our system could cause confidential customer information to be stolen and used for illegal purposes. Security breaches or unauthorized access to confidential information could also expose us to liability related to the loss of the information, time-consuming and expensive litigation and negative publicity. If security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our technology infrastructure are exposed and exploited, our relationships with customers or suppliers could be severely damaged, we could incur significant liability, and our business and operations could be adversely affected.

In addition, PRC government authorities have enacted a series of laws and regulations in regard of the protection of personal information, under which telecommunication business operators, internet service providers and other value chain operators are required to comply with the principles of legality, justification and necessity, to clearly indicate the purposes, methods and scope of any information collection and usage, to obtain the consent of users, and to keep collected personal information confidential, as well as to establish user information protection system with appropriate remedial measures. However, there is uncertainty as to the interpretation and application of such laws which may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our system. We cannot assure you that our existing user information protection system and technical measures will be considered sufficient under applicable laws and regulations. If we are unable to address any information protection concerns, or to comply with the then applicable laws and regulations, we may incur additional costs and liability and our reputation, business and operations might be adversely affected.

We have obtained the consents from our customers to use their information within the scope of authorization, and we have taken technical measures to ensure the security of such information and prevent the information from being divulged, damaged or lost. However, since the Cyber Security Law and relevant regulations, rules and measures are relatively new, there are uncertainties as to the interpretation and application of these laws and regulations, and it is possible that our data protection practices are or will be inconsistent with regulatory requirements. Any violation of the provisions and requirements under the Cyber Security Law and other relevant regulations, rules and measures may subject us to warnings, fines, confiscation of illegal gains, revocation of licenses, suspension of business, shutting down of websites or even criminal liabilities. Complying with such requirements could cause us to incur substantial expenses or to alter or change our practice in a manner that could harm our business. Any systems failure or security breach or lapse that results in the unauthorized release of our user data could harm our reputation and brand and, consequently, our business, in addition to exposing us to potential legal liability.

We plan to grant options, restricted share units and other types of awards under our share option plan, which may result in increased share-based compensation expenses.

As part of the Restructuring, we adopted the 2018 Share Plan on November 27, 2018 to grant share-based compensation awards to employees, outside directors and consultants to incentivize their performance and align their interests with ours. In October 2019, we adopted the 2019 Share Incentive Plan, or the 2019 Plan, effective on December 27, 2019, for the same purpose. Under our 2018 Share Plan, we are authorized to grant shares, options and restricted share units. The maximum aggregate number of shares which may be issued under the 2018 Share Plan is 48,676,179. Under our 2019 Plan, the maximum aggregate number of shares was initially 10,353,810, subject to automatic annual increase. See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.” We believe the granting of share-based compensation is of significant importance to our ability to attract and retain key personnel and employees, and we will continue to grant share-based compensation to employees in the future. In order to maintain our liquidity and to improve our operating cash flows under such circumstances, our board of directors has authorized to grant restricted shares pursuant to our 2019 Share Incentive Plan to some of our employees, including our senior management members, in replacement of a portion of their cash salaries for a certain period of time commencing from February 2020.  As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our results of operations.

Acquisitions, strategic alliances and investments could be difficult to integrate, which may disrupt our business, and lower our results of operations and the value of your investment.

We may enter into selected strategic alliances and potential strategic acquisitions that are complementary to our business and operations, including opportunities that can help us further expand our logistics service offerings and improve our technology system. These strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance or default by counterparties, and increased expenses in establishing these new alliances, any of which may materially and adversely affect our business. We may have limited ability to control or monitor the actions of our strategic partners. To the extent a strategic partner suffers any negative publicity as a result of its business operations, our reputation may be negatively affected by virtue of our association with such party.

In the past, we invested in Zhejiang Moke Biotechnology Co., Ltd., which was dissolved in December 2018. Provided suitable opportunities, we may pursue strategic alliances and investments in the future. Strategic acquisitions and subsequent integrations of newly acquired businesses would require significant managerial and financial resources and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our growth and business operations. Acquired businesses or assets may not generate expected financial results immediately, or at all, and may incur losses. The cost and duration of integrating newly acquired businesses could also materially exceed our expectations. Any such negative developments could have a material adverse effect on our business, financial condition and results of operations.

We will be a “controlled company” within the meaning of the Nasdaq Stock Market Rules if MOLBASE Inc. continues to beneficially own more than 50% of our outstanding ordinary shares.

We undertook the Restructuring in 2018, after which MOLBASE Inc. held 100% of our then outstanding ordinary shares. After the completion of the Share Distribution, the existing shareholders of MOLBASE Inc. became our shareholders. However, we are still a “controlled company” as defined under the Nasdaq Stock Market Rules because Dr. Dongliang Chang beneficially owned approximately 15.9% equity interests or 65.3% voting power of our total outstanding share capital as of March 31, 2020, assuming the completion of Share Distribution at that time. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and will rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

Our current risk management system may not be able to exhaustively assess or mitigate all risks to which we are exposed. If we fail to develop and maintain an effective system of internal control, our business operation might be negatively affected.

We have established risk management, quality control and internal control systems, consisting of policies and procedures, that we believe are appropriate for our business. However, the implementation of such policies and procedures may involve human error and mistakes. Moreover, we may be exposed to fraud or other misconduct committed by our employees, or other third parties, including but not limited to our customers and suppliers, or other events that are out of our control, that could adversely affect our product quality and reputation and subject us to financial losses and sanctions imposed by government authorities. As a result, despite our efforts to improve the aforementioned systems, we cannot assure you that our risk management, quality control and internal control systems are able to completely eliminate non-compliance matters or product defects.

Our insurance coverage may not be adequate, which could expose us to significant costs and business disruptions.

We have obtained insurance to cover certain potential risks and liabilities, such as domestic trade credit insurance, and casualty insurance for our employees. However, insurance companies in China and other jurisdictions in which we operate may offer only limited types of business insurance products. As a result, we may not be able to acquire any insurance for all types of risks we face in our operations in China and elsewhere, and our coverage may not be adequate to compensate for all losses that may occur, particularly with respect to loss of business or operations. For example, we do not maintain business interruption insurance, nor do we maintain key-man life insurance. In addition, we do not maintain insurance for the chemicals in our custody at the warehouse ourselves but rely on the insurance coverage maintained by our warehousing service providers that meet with our standards and the contractual arrangements with our warehousing service providers relating to reimbursement for our loss in the event that our chemicals are damaged, tainted or missing due to failure of their obligations. Even though we have required such warehousing service providers to take safety measures and maintain insurance that meet our standards during their ordinary course of operations, we cannot assure you that these warehousing service providers will provide their services properly. In the event that these warehousing service providers fail to provide their services properly or adequately and the chemicals in our custody suffer damages or losses, we cannot assure you that we may be able to obtain compensation from the warehousing service providers for all losses that may occur. Any business disruption, litigation, regulatory action, outbreak of epidemic disease or natural disaster could also expose us to substantial costs and diversion of resources. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

We lease properties for our company registry, offices, and warehouses. We may not be able to successfully extend or renew such leases upon expiration of the current term on commercially reasonable terms or at all and may therefore be forced to relocate the affected operations. This could disrupt our operations and result in significant relocation expenses, which could adversely affect our business, financial condition and results of operations. In addition, we compete with other businesses for premises at certain locations or of desirable sizes. As a result, even though we could extend or renew our leases, rental payments may significantly increase as a result of the high demand for the leased properties. In addition, we may not be able to locate desirable alternative sites for our facilities as our business continues to grow, and failure in relocating our affected operations could adversely affect our business and operations.

Our use of some leased properties could be challenged by third parties or government authorities, which may cause interruptions to our business operations.

As of December 31, 2019, some lessors of our leased offices had not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the competent government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

In addition, none of our leasehold interests in leased properties have been registered with the competent PRC government authorities as required by PRC laws and regulations, which may expose us to administrative fines of up to RMB10,000 if we fail to remediate after receiving any notice from the competent PRC government authorities.

As of December 31, 2019, we were not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

We may be subject to legal proceedings in the ordinary course of our business. If the outcomes of these proceedings are adverse to us, they could have a material adverse effect on our business, results of operations and financial condition. Contractual disputes could be costly and time-consuming, and may harm our reputation.

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to labor and employment claims, breach of contract claims, anti-competition claims and other matters. Although such proceedings are inherently uncertain and their results cannot be predicted with certainty, we believe that the resolution of our current pending matters will not have a material adverse effect on our business, consolidated financial position, results of operations or cash flow. Regardless of the outcome and merit of such proceedings, however, any legal action can have an adverse impact on us because of defense costs, negative publicity, diversion of management’s attention and other factors. In addition, it is possible that an unfavorable resolution of one or more legal or administrative proceedings, whether in China or in another jurisdiction, could materially and adversely affect our financial position, results of operations, or cash flows in a particular period, or damage our reputation.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters, such as snowstorms, earthquakes, fires or floods, the outbreak of a widespread health epidemic, such as swine flu, avian influenza, severe acute respiratory syndrome, or SARS, Ebola, Zika, COVID-19 or other events, such as wars, acts of terrorism, environmental accidents, power shortage or communication interruptions. The occurrence of such a disaster or prolonged outbreak of an epidemic illness or other adverse public health developments in the PRC or elsewhere could materially disrupt our business and operations. Such events could also significantly affect our industry and cause a temporary closure of the facilities we use for our operations, which would severely disrupt our operations and have a material adverse effect on our business, financial condition and results of operations. In addition, our revenue and profitability could be materially reduced to the extent that a natural disaster, health epidemic or other outbreak harms the global or PRC economy in general. Our operations could also be severely disrupted if our customers, suppliers or other participants were affected by such natural disasters, health epidemics or other outbreaks.

We are reliant on the innovative development of the whole Chinese chemical industry, which is currently far behind the global leading standard in research and development, technology support, and application of information technology.

Although China has become the largest manufacturing country of chemicals and the largest chemicals consuming market in the world, the whole Chinese chemical industry is still relatively underdeveloped, especially in developing and producing high-tech chemicals. The lack of application of information technology in chemical industry, while offering us broader opportunities in obtaining market share in China, may also bring us disadvantages in competing with our competitors outside China and other world-wide chemical e-commerce industry participants.

An important part of our business model is to deliver a proprietary and comprehensive SaaS suite to participants in the chemical industry value chain. We are at the initial stage of charging fees for using our SaaS suite, and we also invest in research and development, and marketing and sales to strengthen the monetization of SaaS suite and other technology-enabled services. However, we cannot guarantee that the participants in Chinese chemical industry are willing to pay for our SaaS suite and other technology-enabled services. Failure to effectively monetize our SaaS suite and other technology-enabled services may have an adverse effect on our business, financial condition or results of operations.

The underdevelopment of Chinese chemical industry, which we have little control over, can negatively impact our results of operations in various aspects of our business, including, but not limited to, shortage of manufacture and supply of high-technology chemicals, less attraction to qualified personnel in the chemical industry, and difficulties in obtaining transportation and warehousing resources competing with other consumer goods industries. While we seek to implement our business strategy and new technology to connect all parties to all types of chemicals and information in the chemical industry, we cannot guarantee how much our efforts can actually improve the standard of the whole Chinese chemical industry, and any of the abovementioned challenges may result in potential underperformance of our business.

The chemical industry faces considerable challenges due to the higher level of scrutiny in terms of environmental protection and work safety as related laws and regulations are being established and implemented, which may increase cost and create restrictions to our business.

Our business is subject to a higher level of scrutiny from PRC laws and regulations relating to environmental protection, work safety and occupational health matters. Under these laws and regulations, we are required to limit environmental pollution to a certain standard and protect the occupational safety of our employees.

The storage and transportation process of chemicals bears an inherent risk of damaging the environment by discharging pollutants and certain chemical wastes, and the storage and transporting of chemicals. While we have taken measures to ensure us meeting the requirements of current environmental protection laws and regulations, we cannot assure you that all situations that will give rise to material environmental liabilities will be discovered and addressed immediately. If we are found liable for any environmental protection laws and regulation breaches, we will be subject to fines and other forms of punishments. Should the PRC government impose stricter environmental protection standards and regulations in the future, the cost of participants in the chemical industry to comply with such standards will generally increase, causing a negative impact of our operations. Moreover, we cannot assure you that we will be able to comply with such new regulations at reasonable costs, or at all. Any increase in production costs resulting from the implementation of additional environmental protection measures and/or failure to comply with new environmental laws or regulations may have a material adverse effect on our business, financial condition or results of operations.

In addition, the storage and transportation of chemicals inherently require relevant personnel to be exposed to chemicals, therefore bearing risks of accidents and occupational diseases. While we have conducted periodic inspections of our operating facilities and carried out equipment maintenance on a regular basis to ensure that our operations are in compliance with applicable work safety related laws and regulations, we cannot assure you that we will not experience any material accidents, worker injuries or occupational health problems in the course of our operation in the future. Any work safety laws and regulations implemented in the future may materially increase costs of our business, and negatively affect our operation results.

Uncertainties regarding the growth and continuous profitability of e-commerce in China could adversely affect our revenues and business prospects. A severe or prolonged downturn in the Chinese or global economy, or any global systemic economic and financial crisis, could materially and adversely affect our business and financial condition, given that our business is highly dependent on Chinese and global commodity and e-commerce markets.

A substantial portion of our revenue is generated through our online direct sales and marketplace model. As the chemical e-commerce business emerged in China in recent years, only a limited number of market participants have become profitable. The long-term viability and prospects of the chemical e-commerce industry in China remain untested and are subject to significant uncertainty. Our business, financial condition and results of operations will depend on numerous factors affecting the chemical e-commerce business in China, which may be beyond our control. These factors include general economic conditions inside and outside China, the growth of internet usage, confidence in e-commerce and making purchase online, the emergence of alternative trade channels or business models, the success of marketing and brand building efforts by chemical e-commerce companies, and the development of payment, warehousing and logistics, knowledge engine and business intelligence services, and other supporting services.

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

Our business and results of operations are subject to seasonal fluctuations and unexpected interruptions of chemical e-commerce industry in China.

The chemical e-commerce industry in China is subject to seasonal fluctuations, which may cause our revenues to fluctuate from quarter to quarter. We generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Consequently, the first quarter of each calendar year generally contributes the smallest portion of our annual revenues. Furthermore, as we are substantially dependent on online sales of chemicals, our quarterly revenues and results of operations are likely to be affected by:

•                  seasonality of the chemical market and customers’ purchasing patterns;

•                  our ability to retain existing customers and attract new customers for our e-commerce services;

•                  our ability to successfully introduce new service offerings on our Online Platform;

•                  the amount and timing of our operating expenses and capital expenditures;

•                  the adoption of new, or changes to existing, governmental regulations;

•                  a shortfall in our revenues relative to our forecasts and a decline in our operating results; and

•                  economic conditions in general and specific to the chemical e-commerce industry and to China.

As our revenues have grown rapidly in recent years, these factors are difficult to discern based on our historical results, which, therefore, should not be relied on to predict our future performance. Our financial condition and results of operations for future periods may continue to fluctuate. As a result, the trading price of our ADSs may fluctuate from time to time due to seasonality.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our VIEs and their subsidiary do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of internet-based businesses, such as provision of online information and other value-added telecommunication services, are subject to restrictions under current PRC laws and regulations. For example, foreign investors are generally not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider with the exception relating to e-commerce business, and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record.

To comply with PRC laws and regulations, Shanghai MOHUA Information Technology Co., Ltd., or our WFOE has entered into a series of contractual arrangements with our VIEs and their shareholders, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Corporate History and Structure” for further details.

In the opinion of our PRC legal counsel, Global Law Office, (i) the ownership structure of our VIEs in China and our WFOE currently complies with PRC Laws in any material respect; and (ii) the contractual arrangements among our WFOE, our VIEs and their shareholders governed by PRC law constitute legal, valid and binding obligations of all the parties therein, and are enforceable against all the parties therein, and will not result in any violation of applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

•                  revoking or suspending the business licenses or operating licenses of our WFOE or our VIEs;

•                  discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and our VIEs;

•                  requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from or exert effective control over our VIEs;

•                  levying fines or confiscating our income or the income of our WFOE or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

•                  restricting or prohibiting our use of the proceeds of our IPO to finance our business and operations in China; and

•                  taking other regulatory or enforcement actions that could be harmful to our business.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIEs or our right to receive substantially all the economic benefits and residual returns from our VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIEs in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress, or the NPC, approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

We rely on contractual arrangements with our VIEs and their shareholders for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied on and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to conduct our business through Jiaxing MOLBASE, Shanghai MOLBASE and Shaanxi MOLBASE. See “Item 4. Information on the Company—C. Organizational Structure.” These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIEs and their subsidiary. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs and their subsidiary. The shareholders of our VIEs may not act in the best interests of our company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our VIEs. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIEs and their shareholders may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIEs or their respective shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

We refer to the shareholders of our VIEs as their nominee shareholders because although they remain the holders of equity interests on record in our VIEs, pursuant to the terms of the relevant shareholder voting proxy agreements, each such shareholder has irrevocably authorized any person designated by our WFOE to exercise the rights as a shareholder of the VIEs. However, if our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure will be effective under PRC law. For example, if the shareholders of our VIEs refuse to transfer their equity interest in our VIEs to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All of the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law, and any disputes arising from these contracts would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there are little formal guidance as to how contractual arrangements in the context of VIEs should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal actions become necessary. In addition, under PRC law, rulings by arbitrators are final, which means parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs and their subsidiary, and our ability to conduct our business may be negatively affected.

Contractual arrangements in relation to our VIEs may be subject to scrutiny by the PRC tax authorities and they may determine that we, or our VIEs and their subsidiary, owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements by and among us, VIEs and their shareholders were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late-payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIEs and their subsidiary that are material to the operation of our business if our VIEs or their subsidiary declare bankruptcy or become subject to a dissolution or liquidation proceeding.

Our VIEs and their subsidiary hold a majority of our assets, some of which are material to the operation of our business. If our VIEs or their subsidiary declares bankruptcy, and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of any of their material assets outside the ordinary course of operation or equity interests in the business operation without our prior consent. If our VIEs or their subsidiary undergoes voluntary or involuntary liquidation proceedings, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

If the chops of our PRC subsidiaries, our VIEs or their subsidiaries are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops that can be used for specific purposes. The chops of our PRC subsidiaries, VIEs and their subsidiary are generally held securely by personnel we designated or approved in accordance with our internal control procedures. To the extent those chops are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so. In addition, if the chops are misused by unauthorized persons, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve while distracting management from our operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and results of operations.

A majority of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned or controlled by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing down since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our products and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business through our PRC subsidiaries, and our VIEs and their subsidiary in China. Our operations in China are governed by PRC laws and regulations. Our PRC subsidiaries are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

The VIE structure has been adopted by many PRC-based companies, including us, to conduct business in the industries that are currently subject to foreign investment restrictions in China. Under the discussion draft of the Foreign Investment Law for public review and comment published by MOFCOM in January 2015, or the 2015 Draft Foreign Investment Law, a VIE that is controlled via contractual arrangements would also be deemed as a foreign invested enterprise, or FIE, if it is ultimately “controlled” by foreign investors. The Foreign Investment Law published by NPC on March 15, 2019 and the Implementing Regulations of the Foreign Investment Law published by State Council on December 26, 2019 do not touch upon the concept and regulatory regimes of “de facto control” or “variable interest entity structure.” However, there are still substantial uncertainties regarding the interpretation and application of the Foreign Investment Law and the regulatory regimes. See “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If our VIEs are deemed as FIEs and the business operation of such VIE falls within the industry catalogue of special management measures, or the Negative List, amended by the MOFCOM and the NDRC in the future, the existing VIE structure may be scrutinized and subject to foreign investment restrictions and approval from the MOFCOM and other supervising authorities such as the MIIT. Our corporate governance practice may be materially impacted and our compliance costs could increase if our VIEs are deemed as FIEs by such supervising authorities.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of chemical industry and internet-related businesses, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.

Our business is subject to governmental supervision and regulation by the relevant PRC governmental authorities, including but not limited to the MOFCOM, MIIT, State Administration for Market Regulation, Ministry of Emergency Management and their counterparts. Together, these government authorities promulgate and enforce regulations that cover many aspects of the operation of transaction, storage and transportation of chemicals, and internet-related business, including foreign ownership of, and the licensing and permit requirements pertaining to, companies in such business. The laws and regulations related to transaction, storage and transportation of chemicals, and internet-related business are evolving rapidly, and their interpretation and enforcement involve significant uncertainties. As a result, in certain circumstances it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Under PRC laws, an entity must obtain the Hazardous Chemical Operation License from the Ministry of Emergency Management or its counterpart for conducting transaction, storage and transportation of hazardous chemicals, operation license or record-filing from the National Medical Products Administration or its counterpart for conducting transaction, storage and transportation of medical devices, the value-added telecommunication service operating licenses from the MIIT or its counterpart for either online information services or e-commerce platform operation. We have made great efforts to obtain all applicable licenses and permits necessary to our business.

However, the interpretation and application of existing PRC laws, regulations and policies and possible new laws, regulations or policies relating to the transaction, storage and transportation of chemicals, and internet-related business have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, transaction, storage and transportation of chemicals, and internet-related business in China, including our business, we cannot assure you that we have obtained all the permits or licenses required for conducting our business or will be able to maintain our existing licenses or obtain new ones. If the PRC government considers that we were operating without the proper approvals, licenses or permits or promulgates new laws and regulations that require additional approvals or licenses or imposes additional restrictions on the operation of any part of our business, it has the power, among other things, to levy fines, confiscate our income, revoke our business licenses, and require us to discontinue our relevant business or impose restrictions on the affected portion of our business. Any of these actions by the PRC government may have a material adverse effect on our business and results of operations.

We may rely on dividends paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business and to pay dividends to holders of the ADSs and our ordinary shares.

We are a holding company, and we may rely on dividends to be paid by our PRC subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to the holders of the ADSs and our ordinary shares and service any debt we may incur. If our PRC subsidiaries incur debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Under PRC laws and regulations, wholly foreign-owned enterprises in the PRC, such as our WFOE, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its after-tax profits each year, after making up previous years’ accumulated losses, if any, to fund certain statutory reserve funds, until the aggregate amount of such a fund reaches 50% of its registered capital. The reserve funds are not distributable as cash dividends. Any limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends or otherwise fund and conduct our business.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our IPO to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries, and our VIEs and their subsidiaries. We may make loans to our PRC subsidiaries and VIEs subject to the approval from governmental authorities and limitation of amount, or we may make additional capital contributions to our PRC subsidiaries in China.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to filing or registration with the relevant governmental authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings and registration with other governmental authorities in China. In addition, (a) any foreign loan procured by our PRC subsidiaries is required to be registered with State Administration of Foreign Exchange, or SAFE, or its local branches, and (b) each of our PRC subsidiaries may not procure loans which exceed the statutory limit. Any medium or long-term loan that we are to provide to our VIEs must be recorded and registered by the NDRC and SAFE, or its local branches. We may not complete such recording or registrations on a timely basis, if at all, with respect to future capital contributions or foreign loans from us to our PRC subsidiaries. If we fail to complete such recording or registration, our ability to use the proceeds of our IPO and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In 2008, SAFE promulgated the Notice of the General Affairs Department of the State Administration of Foreign Exchange on the Relevant Operating Issues concerning the Improvement of the Administration of Payment and Settlement of Foreign Currency Capital of Foreign-invested Enterprises, or Circular 142, which used to regulate the conversion by foreign-invested enterprises of foreign currency into Renminbi by restricting the usage of converted Renminbi. In March 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises, or Circular 19. Circular 19 took effect as of June 1, 2015 and superseded Circular 142 on the same date. Circular 19 launched a nationwide reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion, but continues to prohibit foreign-invested enterprises from using the Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes. In June 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16. Circular 16 continues to prohibit foreign-invested enterprises from, among other things, using the Renminbi fund converted from its foreign exchange capitals for expenditure beyond its business scope, investment and financing (except for guarantee products issued by a bank or otherwise permitted by laws), providing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use (except for real estate enterprise). Circular 19 and Circular 16 may significantly limit our ability to transfer to and use in China the net proceeds from our IPO, which may adversely affect our business, financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive into Renminbi to pay our operating expenses, appreciation of Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we would receive from the conversion. Conversely, a significant depreciation of Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Governmental control of currency conversion may limit our ability to utilize our operating revenue effectively and may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our net revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries, and our VIEs and their subsidiaries to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Failure to make adequate contributions to various employee benefit plans and withhold individual income tax on employees’ salaries as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in various government-mandated employee benefit contribution plans, including certain social insurance, housing funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of our employees up to a maximum amount specified by the local government from time to time at locations where we operate our businesses. The requirement of employee benefit contribution plans has not been implemented consistently by the local governments in China given the different levels of economic development in different locations. Companies operating in China are also required to withhold individual income tax on employees’ salaries based on the actual salary of each employee upon payment. We may be subject to late fees and fines in relation to the underpaid employee benefits and under-withheld individual income tax, our financial condition and results of operations may be adversely affected.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, and some other regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex, including requirements in some instances that the MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. In addition, the security review rules issued by the MOFCOM that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the MOFCOM, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.

In October 2005, the SAFE issued a circular on relevant issues relating to foreign exchange administration in fund financing and roundtrip investment by domestic residents via offshore special purpose vehicles, or Circular 75, requiring PRC residents, including individuals and entities, to register with the relevant local branch of SAFE before establishing or controlling any company outside of China, referred to as an offshore special purpose company, for the purpose of raising funds from overseas to acquire or exchange assets of, or acquiring equity interest in, PRC companies held by such PRC residents.

In July 2014, the SAFE issued a circular on foreign exchange administration involved in overseas investment, financing and roundtrip investment conducted by PRC residents via offshore special purpose vehicles, or Circular 37, which replaced Circular 75 and further requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing by either onshore or offshore assets or equity legally held by such PRC residents. In February 2015, SAFE released the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, which further clarified that offshore individuals who have foreign identification and use their offshore assets or equity to make contributions into an offshore special purpose vehicle are not subject to the registration under Circular 37.

If our shareholders who are PRC residents or entities do not complete their registration as required, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the SAFE registration described above could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

We may not be informed of the identities of all PRC residents holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the requirements of Circular 37. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, Circular 37 or other PRC applicable law and regulations related to outbound investment. Failure by such shareholders or beneficial owners to comply with Circular 37, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities and limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE or its local branches through a domestic qualified agent, which could be the PRC subsidiary of such overseas-listed company, and complete certain other procedures. In addition, an overseas-entrusted institution must be retained to handle matters in connection with the exercise or sale of stock options and the purchase or sale of shares and interests. We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been granted share-based awards are subject to these regulations. Failure to complete SAFE registrations may subject them to fines of up to RMB300,000 for entities and up to RMB50,000 for individuals, and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries and limit our PRC subsidiaries’ ability to distribute dividends to us. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Labor Protection in the PRC—Employee Stock Incentive Plan.”

In addition, the State Administration of Taxation, or SAT, has issued the Notice of the State Administration of Taxation on Relevant Issues of Individual Income Tax Relating to Equity Incentive, or Notice 461 and relevant circulars concerning employee stock options and restricted shares. Under these circulars, our employees working in China who exercise stock options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee stock options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options or are granted with restricted shares. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC governmental authorities.

U.S. regulatory bodies may be limited in their ability to conduct investigations or inspections of our operations in China.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of these regulators may be limited or prohibited.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall and substantial management of the business, productions, personnel, accounts and properties of an enterprise. In 2009, the SAT issued a circular known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location where senior management personnel and departments that are responsible for the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that we are not a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax, from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to PRC tax at a rate of 10% on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders (including our ADS holders) and any gain realized on the transfer of ADSs or ordinary shares by such shareholders may be subject to PRC tax at a rate of 20%, which, in the case of dividends, we may withhold at source, unless a reduced rate is available under an applicable tax treaty. However, it is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs or ordinary shares.

Discontinuation of any of the government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our VIEs have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.

Pursuant to the Enterprise Income Tax Law and its implementation rules, if a non-resident enterprise has not set up an organization or establishment in the PRC, or has set up an organization or establishment but the income derived has no actual connection with such organization or establishment, it will be subject to a withholding tax on its PRC-sourced income at a rate of 10%. Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Taxation Arrangement, the withholding tax rate in respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise is reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations.

In February 2009, SAT issued SAT Notice No. 81, pursuant to which an enterprise must be the “beneficial owner” of the relevant dividend income in order to enjoy the preferential withholding tax rates on dividend. If, however, such enterprise otherwise qualifies for such preferential withholding tax rates through any transaction or arrangement, whose main purpose is to qualify for such preferential withholding tax rates, the enterprise nevertheless cannot enjoy the preferential withholding tax rates and the competent tax authority has the power to adjust the applicable withholding tax rates if it so determines. The SAT Notice No. 9 issued by SAT that took effect in April 2018 indicated that “beneficial owner” refers to a person who has ownership and disposal rights to the income or any rights and assets arising from such income, and the tax authority has discretion to determine whether or not an enterprise is determined as a “beneficial owner.” However, since the SAT Notice No. 9 is newly issued, it remains unclear how the PRC tax authorities will implement SAT Notice No. 9 in practice and to what extent they will affect the dividend withholding tax rates for dividends distributed by our PRC subsidiaries to our Hong Kong subsidiary. If the relevant tax authority determines that our Hong Kong subsidiary is a conduit company and does not qualify as the “beneficial owner” of the dividend income it receives from our PRC subsidiaries, the higher 10% withholding tax rate will apply to such dividends.

Therefore, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Molecular Data HK.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

We face uncertainties regarding the reporting on and consequences of previous private equity financing transactions involving the transfer and exchange of shares in our company by non-PRC resident investors, and ongoing restructuring where PRC taxable assets are involved.

According to the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises issued by SAT on December 10, 2009, or SAT Circular 698, where a non-PRC resident enterprise transfers the equity interests in a PRC resident enterprise indirectly through a disposition of equity interests in an offshore holding company (other than the sale on a public stock market of shares of an offshore enterprise purchased on a public stock market), or an Indirect Transfer, the non-PRC resident enterprise, as the seller, may be subject to PRC enterprise income tax of up to 10% of the gains derived from the Indirect Transfer in certain circumstances.

On February 3, 2015, the SAT issued the Announcement on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfers by Non-PRC Resident Enterprises, or SAT Notice No. 7, to supersede the existing tax rules in relation to the tax treatment of the Indirect Transfer, while the other provisions of SAT Circular 698 are irrelevant to the Indirect Transfer remain in force. SAT Notice No. 7 introduces a new tax regime that is significantly different from that under a notice issued by SAT Circular 698. It extends SAT’s tax jurisdiction to capture not only the Indirect Transfer as set forth under SAT Circular 698 but also transactions involving indirect transfer of (i) real properties in China and (ii) assets of an “establishment or place” situated in China, by a non-PRC resident enterprise through a disposition of equity interests in an offshore holding company. SAT Notice No. 7 also extends the interpretation with respect to the disposition of equity interests in an offshore holding company broadly. In addition, SAT Notice No. 7 further clarifies how to assess reasonable commercial purposes and introduces safe harbors applicable to internal group restructurings. However, it also brings challenges to both offshore transferor and transferee as they are required to make self-assessments on whether an Indirect Transfer or similar transaction should be subject to PRC tax and whether they should file or withhold any tax payment accordingly. On October 17, 2017, the SAT issued a Notice Concerning Withholding Income Tax of Non-Resident Enterprise, or SAT Notice No. 37, which abolishes SAT Circular 698 and certain provisions of SAT Notice 7. SAT Notice No. 37 further reduces the burden of the withholding obligator, such as revocation of contract filing requirements and tax liquidation procedures, strengthens the cooperation of tax authorities in different places, and clarifies the calculation of tax payable and mechanism of foreign exchange.

There is uncertainty as to the application of SAT Notice No. 7 and SAT Notice No. 37. In the event that non-PRC resident investors were involved in our private equity financing transactions and such transactions were determined by the competent tax authorities as lacking reasonable commercial purposes, we and our non-PRC resident investors may become at risk of being taxed under SAT Notice No. 7 and SAT Notice No. 37 and may be required to expend costly resources to comply with SAT Notice No. 7 and SAT Notice No. 37, or to establish a case to be tax exempt under SAT Notice No. 7 and SAT Notice No. 37, which may cause us to incur additional costs and may have a negative impact on the value of your investment in us.

The PRC tax authorities have discretion under SAT Notice No. 7 and SAT Notice No. 37 to adjust the taxable capital gains based on the difference between the fair value of the transferred equity interests and the investment cost. We may pursue acquisitions in the future that may involve complex corporate structures. If we are deemed as a non-PRC resident enterprise under the Enterprise Income Tax Law and if the PRC tax authorities adjust the taxable income of the transactions under SAT Notice No. 7 and SAT Notice No. 37, our income tax expenses associated with such potential acquisitions will increase, which may have an adverse effect on our financial condition and results of operations.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, our investors are deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit reports included in our annual report filed with the U.S. Securities and Exchange Commission, as auditors of companies that are traded publicly in the United States and a firm registered with the U.S. Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditors are located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, our auditors are not currently inspected by the PCAOB. On May 24, 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with China Securities Regulatory Commission, or CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. The joint statement reflects a heightened interest in an issue that has vexed U.S. regulators in recent years. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB’s inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. On June 4, 2020, the U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms, in an effort to protect investors in the U.S. However, it remains unclear what further actions the U.S. executive branch, the SEC and PCAOB will take to address the problem.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating our auditor’s audits and its quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress that would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange of issuers included on the SEC’s list for three consecutive years. On May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act (the “Kennedy Bill”).  If passed by the U.S. House of Representatives and signed by the U.S. President,  the Kennedy Bill would amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective.  Enactment of any of such legislations or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, the market price of our ADSs could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. It is unclear if and when any of such proposed legislations will be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have material and adverse impact on the stock performance of China-based issuers listed in the United States.

Proceedings instituted by the SEC against the “big four” PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

Starting in 2011, the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, were affected by a conflict between U.S. and Chinese law. Specifically, for certain U.S.-listed companies operating and audited in mainland China, the SEC and the PCAOB sought to obtain from the Chinese firms access to their audit work papers and related documents. The firms were, however, advised and directed that under Chinese law, they could not respond directly to the U.S. regulators on those requests, and that requests by foreign regulators for access to such papers in China had to be channeled through the CSRC.

In late 2012, this impasse led the SEC to commence administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the Chinese accounting firms, including our independent registered public accounting firm. A first instance trial of the proceedings in July 2013 in the SEC’s internal administrative court resulted in an adverse judgment against the firms. The administrative law judge proposed penalties on the firms including a temporary suspension of their right to practice before the SEC, although that proposed penalty did not take effect pending review by the Commissioners of the SEC. On February 6, 2015, before a review by the Commissioner had taken place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to abide by a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our common stock may be adversely affected.

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our ADSs from Nasdaq Stock Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to the ADSs

The trading price for the ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

•                  variations in our net revenues, earnings and cash flow;

•                  our or our competitors’ announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•                  our or our competitors’ announcements of new products and services and expansions;

•                  changes in financial estimates by securities analysts;

•                  failure on our part to realize monetization opportunities as expected;

•                  additions or departures of key personnel;

•                  release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•                  detrimental negative publicity about us, our management, our competitors or our industry;

•                  regulatory developments affecting us or our industry; and

•                  actual or potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the trading volume and price of the ADSs.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class share structure with different voting rights limits your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

We have a dual-class share structure such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share based on our dual-class share structure. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by MOLBASE Inc. to any person who is not our founder, Dr. Dongliang Chang, or his affiliate, or the change of ultimate beneficial ownership of any Class B ordinary shares from MOLBASE Inc. to any person who is not our founder, Dr. Dongliang Chang, or his affiliate, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by our founder, Dr. Dongliang Chang, to any person who is not his affiliate, or upon a change of ultimate beneficial ownership of any Class B ordinary share from our founder, Dr. Dongliang Chang to any person who is not his affiliate, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

We have completed the Share Distribution as of the date of this annual report, effective June 30, 2020. The existing shareholders of MOLBASE Inc. became holders of Class A ordinary shares of our company except for our founder, Dr. Dongliang Chang, who became beneficial owner of 54,819,733 Class B ordinary shares. The Class B ordinary shares beneficially owned by Dr. Dongliang Chang represented approximately 15.9% equity interests or 65.3% voting power of our total issued and outstanding share capital as of March 31, 2020, assuming the completion of the Share Distribution at that time. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary share as a result of their becoming entitled to high votes on each Class B ordinary share.

The dual-class structure of our ordinary shares may adversely affect the trading market for our ADSs.

S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structures. As a result, the dual class structure of our ordinary shares may prevent the inclusion of our ADSs representing Class A ordinary shares in such indices and may cause shareholder advisory firms to publish negative commentary about our corporate governance practices or otherwise seek to cause us to change our capital structure. Any such exclusion from indices could result in a less active trading market for our ADSs. Any actions or publications by shareholder advisory firms critical of our corporate governance practices or capital structure could also adversely affect the value of our ADSs.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Pursuant to our amended and restated memorandum and articles of association, our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that a Cayman Islands company may pay a dividend either out of profits or share premium account, and provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as it falls due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, we receive from our PRC subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

The sale or availability for sale of substantial amounts of the ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of March 31, 2020, we had 345,632,784 ordinary shares outstanding, comprising of (i) 290,813,051 Class A ordinary shares (excluding treasury shares), and (ii) 54,819,733 Class B ordinary shares, assuming the completion of Share Distribution at that time. Among these shares, 35,005,761 Class A ordinary shares are in the form of ADSs, which are freely tradable without restriction or further registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. In connection with our IPO, we, our directors and executive officers, the existing shareholders of MOLBASE Inc. and Series E-1 Warrant holder have agreed not to sell any ordinary shares or ADSs for 180 days after December 27, 2019 without the prior written consent of the representatives of underwriters, subject to certain exceptions. In addition, we have agreed to instruct the depositary not to accept any shares for deposit for the issuance of ADSs for 180 days after December 27, 2019 (other than in connection with our IPO), without prior written consent from the representatives of the underwriters. However, the underwriters may release these securities from these restrictions at any time, subject to applicable regulations of the Financial Industry Regulatory Authority, Inc. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares which are represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of our ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights which are carried by the underlying Class A ordinary shares represented by your ADSs indirectly by giving, or deemed to be giving, voting instructions to the depositary in accordance with the provisions of the deposit agreement. Upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying Class A ordinary shares represented by your ADSs in accordance with your instructions. If we ask for your instructions, then upon receipt of your voting instructions, the depositary will try to vote the underlying Class A ordinary shares in accordance with these instructions. If we do not instruct the depositary to ask for your instructions, the depositary may still vote in accordance with instructions you give, but it is not required to do so. You will not be able to directly exercise your right to vote with respect to the underlying Class A ordinary shares unless you withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting. When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting.

In addition, under our memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We have agreed to give the depositary at least 30 days’ prior notice of shareholder meetings. Nevertheless, we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying Class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying Class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

We and the depository are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depository are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are disadvantageous to ADS holders, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement.

Furthermore, we may decide to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying Class A ordinary shares, but will have no right to any compensation whatsoever.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our Class A ordinary shares provides that, subject to the depositary’s right to require a claim to be submitted to arbitration in New York or Hong Kong, to the fullest extent permitted by applicable law, ADS holders irrevocably waive the right to a jury trial of any claim that they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

If securities or industry analysts do not publish research or publishes inaccurate or unfavorable research about our business, or if they adversely change their recommendations regarding the ADSs, the market price of our ADSs and trading volume could be affected.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

We may need additional capital and may sell additional ADSs or other equity securities or incur indebtedness, which could result in additional dilution to our shareholders or increase our debt service obligations.

We may require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our cash resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or equity-linked debt securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in debt service obligations and could result in operating and financing covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or terms acceptable to us, if at all.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities underlying the ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933 but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of the ADSs.

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Our current operations are mainly conducted in China. In addition, A majority of our current directors and officers are nationals and residents of countries other than the United States. A majority of the assets of these persons are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Law (2020 Revision) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our post-offering memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States.

Our memorandum and articles of association contain anti-takeover provisions that could discourage a third party from acquiring us and adversely affect the rights of holders of our ordinary shares and the ADSs.

Our current memorandum and articles of association contain certain provisions that could limit the ability of others to acquire control of our company, including a provision that grants authority to our board of directors to establish and issue from time to time one or more series of preferred shares without action by our shareholders and to determine, with respect to any series of preferred shares, the terms and rights of that series. These provisions could have the effect of depriving our shareholders and holders of the ADSs of the opportunity to sell their shares or ADSs at a premium over the prevailing market price by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transactions.

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. Currently we are not relying on the home country exemption for corporate governance matters, but we may rely on the exemption in the future. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market governance listing standards applicable to U.S. domestic issuers.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including: (i) the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC; (ii) the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; (iii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iv) the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we publish our results on a quarterly basis through press releases, distributed pursuant to the rules and regulations of Nasdaq Stock Market LLC. Press releases relating to financial results and material events are also furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC is less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a U.S. domestic issuer.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investors of our ADSs or ordinary shares.

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our VIEs (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs (and their subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets and the market price of the ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

While we do not expect to be or become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of the ADSs, fluctuations in the market price of the ADSs may cause us to become a PFIC for the current or subsequent taxable years. If we determine not to deploy significant amounts of cash for active purposes or if it were determined that we do not own the stock of our VIEs for United States federal income tax purposes, our risk of becoming a PFIC may substantially increase. Because PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

If we were to be or become a PFIC for any taxable year during which a U.S. investor holds our ADSs or ordinary shares, certain adverse U.S. federal income tax consequences could apply to such U.S. investor. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We will incur increased costs as a result of being a public company.

We are a public company and incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and the Nasdaq Stock Market, impose various requirements on the corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal control over financial reporting.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. For example, as a result of being a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We also expect that operating as a public company will make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

ITEM 4. INFORMATION ON THE COMPANY

A.                                    History and Development of the Company

We commenced our operations in 2013, when Jiaxing MOLBASE Information Technology Co., Ltd. was established in preparation for the launch of our Online Platform.

MOLBASE Inc. was established in February 2014 as the offshore holding company for our business. MOLBASE Inc. established MOLBASE (HK) Limited in February 2014 as its intermediary holding company. MOLBASE (HK) Limited subsequently established MOLBASE (Shanghai) Biotechnology Co., Ltd., or Shanghai Biotech, a wholly owned subsidiary in China, in May 2014.

We established following entities in China to operate our PRC business:

•                  In March 2013, we established Jiaxing MOLBASE Information Technology Co., Ltd., or Jiaxing MOLBASE, to operate chemical e-commerce business, financial solutions, and logistics solutions.

•                  In January 2014, we established Shanghai MOLBASE Technology Co., Ltd., or Shanghai MOLBASE, to manage our knowledge engine and business intelligence services, and operate our websites.

•                  In August 2017, Shanghai Biotech established Shaanxi MOLBASE Biotechnology Co., Ltd., or Shaanxi MOLBASE, a wholly owned subsidiary of Shanghai Biotech, to operate hazardous chemicals transaction business.

MOLBASE Inc. obtained control and became the primary beneficiary of Jiaxing MOLBASE and Shanghai MOLBASE through our WFOE’s entering into a series of contractual arrangements with Jiaxing MOLBASE, Shanghai MOLBASE and their shareholders. Due to the PRC legal restrictions on foreign ownership of internet-based businesses, MOLBASE Inc. has relied on these contractual arrangements to conduct its internet-based operations in China.

We refer to MOLBASE Inc., MOLBASE (HK) Limited and its subsidiaries, and VIEs, excluding Molecular Data Inc. and its subsidiaries, in this annual report as the MOLBASE group.

We have been operating our business through the MOLBASE group since 2013. Through the MOLBASE group, we launched our knowledge engine in September 2013, and developed our comprehensive knowledge engine and business intelligence services therefrom. We subsequently started operating our chemical e-commerce business in March 2014, and we started offering warehousing and logistics solutions as a supplement to our chemical e-commerce business. In 2014, we started offering financial solutions.

In addition to our business, the MOLBASE group started operating commercial factoring business and investment in chemical industry, or Separate Business, through MOXIN Commercial Factoring (Shenzhen) Co., Ltd., MOLBASE (Tianjin) Biotechnology Co., Ltd. and Hele (Tianjin) Investment Management Co., Ltd.. After the Restructuring is completed, the MOLBASE group will keep operating the Separate Business as a supplement to our business.

We undertook a corporate restructuring in 2018, as referred to as “Restructuring” in this annual report, in order to operate our Online Platform as a standalone business and thus enhance our brand image as an independent open platform and attract more chemical industry participants to our platform.

On February 28, 2018, MOLBASE Inc. established a wholly owned subsidiary, Molecular Data Inc., in the Cayman Islands in anticipation of the offering. On March 14, 2018, Molecular Data Inc. established a wholly owned subsidiary, Molecular Data (HK) Limited, or Molecular Data HK, in Hong Kong. Shanghai MOHUA Information Technology Co., Ltd., or our WFOE, was established on July 27, 2018 as a wholly owned PRC subsidiary of Molecular Data HK. On October 14, 2018, Shanghai MOLBASE acquired 100% equity interest in Shaanxi MOLBASE. On December 21, 2018, we terminated the previous series of contractual arrangements between Shanghai Biotech and Jiaxing MOLBASE and its shareholders as well as the contractual arrangements between Shanghai Biotech and Shanghai MOLBASE and its shareholders. Immediately after termination of such VIE agreements, our WFOE entered into a series of contractual arrangements with Jiaxing MOLBASE, Shanghai MOLBASE and their shareholders. As a result of these contractual arrangements, we are currently the primary beneficiary of Jiaxing MOLBASE and Shanghai MOLBASE, and we accordingly treat them as our VIEs under U.S. GAAP. We consolidate the financial results of Jiaxing MOLBASE, Shanghai MOLBASE and their subsidiary in our consolidated financial statements in accordance with U.S. GAAP.

We entered into a series of business and assets transfer agreements on December 21, 2018 with the MOLBASE group, pursuant to which the MOLBASE group transferred all operating assets and liabilities relating to our business to us. We are liable to pay consideration to MOLBASE group for assets and liabilities that it incurred for the development of our business. This liability was presented as amount due to MOLBASE (Shanghai) Biotechnology Co., Ltd. in our consolidated balance sheets. Any actual funding provided by the MOLBASE group for our business before or during the Restructuring in excess of this consideration amount will be settled by the MOLBASE group and deemed as a contribution to us.

As a result of the foregoing, Molecular Data Inc. has become our holding company in the Cayman Islands, and it is wholly owned by MOLBASE Inc. For as long as MOLBASE Inc. remains our parent company, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because MOLBASE Inc. held 89.9% of our outstanding ordinary shares as of March 31, 2020. We completed the Share Distribution, effective June 30, 2020. The existing shareholders of MOLBASE Inc. became our shareholders through a distribution of our shares in proportion to MOLBASE Inc.’s then shareholding structure, and MOLBASE Inc. ceased to be our parent company. However, we are still a "controlled company" as defined under the Nasdaq Stock Market Rules after the Share Distribution because Dr. Dongliang Chang beneficially owned approximately 15.9% equity interests or 65.3% voting power of our total issued and outstanding share capital as of March 31, 2020, assuming the completion of the Share Distribution at that time. A wholly owned subsidiary of Molecular Data Inc., Molecular Data HK, is our intermediary holding company in Hong Kong. Shanghai MOHUA is a wholly owned subsidiary of Molecular Data HK. Shanghai MOKAI and Shanghai MOCHUANG are wholly owned subsidiaries of Shanghai MOHUA. After the Restructuring, we expect to rely on the operations of Shanghai MOKAI and Shanghai MOCHUANG, and our contractual arrangements with Jiaxing MOLBASE, Shanghai MOLBASE (including its wholly owned subsidiary, Shaanxi MOLBASE) and their shareholders, to conduct all of our operations in China.

Due to the PRC legal restrictions on foreign ownership of internet-based businesses, we conduct all of our internet-based operations in China through our VIEs and their subsidiary after the Restructuring. We have entered into a series of contractual arrangements, including exclusive option agreements, equity pledge agreements, shareholders’ voting rights proxy agreements and exclusive technical support and services agreements, with our VIEs and their shareholders.

These contractual arrangements allow us to exercise effective control over our VIEs, receive substantially all of the economic benefits of VIEs, and have an exclusive option to purchase all or part of the equity interests in VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we are the primary beneficiary of our VIEs, and we accordingly treat them as our VIEs under U.S. GAAP. We consolidate the financial results of our VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

Shanghai MOLBASE, Jiaxing MOLBASE and their shareholders have all entered into a series of contractual arrangements with our WFOE, and the terms and conditions of the two sets of agreements are substantially identical.

On December 30, 2019, the ADSs representing our Class A ordinary shares commenced trading on Nasdaq under the symbol “MKD.” We raised from our initial public offering US$55.4 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

Our principal executive offices are located at 5/F, Building 12, 1001 North Qinzhou Road, Xuhui District, Shanghai 201109, People’s Republic of China. Our telephone number at this address is +86 21-5436-5166. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our main websites are www.molbase.cn and www.molbase.com.

B.                                    Business Overview

Overview

We are a technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through our integrated solutions. Built upon our core knowledge engine and supported by our artificial intelligence (AI) engine and software-as-a-service (SaaS) suite, we offer e-commerce solutions, financial solutions, and warehousing and logistics solutions to all participants across the chemical value chain. Our e-commerce solutions are mainly delivered through our online platform, consisting of our two websites, molbase.com and molbase.cn, Moku Data Weixin account, Chemical Community App and other ancillary platforms, or, collectively, our Online Platform.

The following chart summarizes the key participants in our ecosystem and the interactions among them:

Our knowledge engine. Our business is built upon our chemicals knowledge engine, which serves as the fundamental infrastructure for our comprehensive services and solutions. We have accumulated chemicals and transaction data to build MOLBASE Encyclopedia. As the entry point of our Online Platform, users may search for chemicals based on molecular structures. We subsequently provide search results covering the synthetic routes of the searched chemicals, along with pricing and supplier information.

Our technology services. Leveraging our MOLBASE Encyclopedia knowledge engine and deep understanding on how to transform the traditional chemical value chain, we provide our suppliers and customers with information services empowered by our AI engine, which primarily consist of intelligent matching systems and MOLBASE Intelligent Chemical Industry Maps, as well as a comprehensive SaaS suite.

•                  AI engine: our intelligent matching systems recommend information on chemicals to our customers, and match orders among suppliers and customers by identifying chemicals on the synthetic routes and structurally similar chemicals. Built upon the transaction data accumulated on our platform, our MOLBASE Intelligent Chemical Industry Maps provide visualizations of the industry participants for particular chemicals and their relationships, allowing suppliers and customers to locate each other efficiently.

•                  SaaS suite: we have developed a SaaS suite enabling suppliers and customers to optimize and digitalize their business operations. Our SaaS suite includes online store maintenance, orders and client relationship management, online payment solutions, instant messages, and promotional and marketing services.

Our e-commerce solutions. We offer our chemical e-commerce solutions through direct sales and marketplace models. Our direct sales model involves acquiring chemicals from suppliers at customers’ requests in most cases and selling them directly to customers, generating revenues from the sale of chemicals. In our marketplace model, we connect suppliers and customers and currently charge commissions on only a small portion of transactions in order to attract and encourage users to transact on our platform.

Our financial solutions. We cooperate with banks and other non-bank financial institutions to introduce low-cost financing opportunities for chemical industry participants. We may provide guarantees for selected users requesting financial solutions, based on our review of their historical performance, credit records, and transaction history on our platform.

Our warehousing and logistics solutions. We have developed warehousing and logistics solutions to facilitate order fulfillment on our Online Platform. Our platform enables suppliers and customers to find warehousing and logistics service providers and track the location and status of their goods.

Knowledge Engine and Business Intelligence

Leveraging the knowledge and data we possess on chemicals and transactions, we have developed our MOLBASE Encyclopedia knowledge engine and provide our users with business intelligence and capabilities. Supported and maintained by our research and development team, MOLBASE Encyclopedia is offered on our Online Platform. Our knowledge engine is the entry point for our Online Platform, and also serves as a fundamental data infrastructure and driving force in connecting various participants of the chemical industry within our ecosystem.

Enabled by our knowledge engine, we provide chemical business intelligence to our users through our MOLBASE Industry Trend Reports and the Mol’s Vision industry journal. With the help of MOLBASE Encyclopedia, we compile, aggregate and analyze our sales data to discover purchase. With our customer base and transactions conducted via our Online Platform, we are able to extract raw data, conduct analysis, and publish results in Industry Trend Reports and Mol’s Vision.

•                  Industry Trend Reports. Hosted on our Online Platform, our reports cover analysis on chemicals and various business subsectors in the chemical field targeting all participants in the chemical industry. In addition, we present industry-related news weekly and monthly, and provide predictions of products’ price changes.

•                  Mol’s Vision. This is our professional journal on chemistry, chemical engineering, and biological chemistry that is viewable on both PCs and smart phones, targeting all participants in the chemical industry.

We also connect with other companies in the chemical industry by integrating our knowledge and data intelligence systems with their own infrastructure and backend systems. Such integrations will enable these companies to get access to the information on MOLBASE Encyclopedia and MOLBASE Intelligent Chemical Industry Maps and achieve data synchronization. They can also customize their own data and business intelligence systems based on our underlying infrastructure. We charge such companies service fees.

AI Engine and SaaS Suite

AI Engine

Leveraging our MOLBASE Encyclopedia knowledge engine, we have developed our AI engine which collects and connects data along the chemical value chain and matches demand and supply. This in turn enables us to deliver our intelligent matching system and MOLBASE Intelligent Chemical Industry Maps, as well as our SaaS suite.

Our intelligent matching system facilitates matchings between potential customers and suppliers and directs the associated demand and supply among the chemicals e-commerce value chain and related ancillary services. Our intelligent matching system is integrated into our websites and Moku Data.

We launched MOLBASE Intelligent Chemical Industry Maps on both our website and mobile end in January 2019. Each MOLBASE Intelligent Chemical Industry Map presents a structured and searchable visual of chemical-specific supplier network and allows customers and suppliers to locate each other.

SaaS Suite

In addition to our AI engine, we have developed our SaaS suite for our Online Platform users with access to various functions, including online store maintenance, orders and client relationship management, accounting tools, instant messenger, advertising and marketing services and logistics and warehousing facilitation. We design and offer multiple SaaS suite packages on a subscription basis for companies of different sizes and we charge membership fees accordingly. The majority of our SaaS suite users are small-to-medium sized chemicals companies.

We also partner with reputable and large-scale brands in the chemical industry to enable them to open their flagship stores on our Online Platform. For all flagship stores, customers place orders on our Online Platform, and suppliers deliver chemicals directly to customers. We do not take inventory, nor do we bear any inventory risk. We charge a one-time management fee plus commission for each order completed through flagship stores.

Moreover, we are continuously exploring partnership opportunities with large chemicals companies. We have managed to connect the internal databases and inventory management systems of several large chemicals companies with our platform through our SaaS suite, so that their internal demand and supply records can be synchronized to our Online Platform.

We launched our operations optimization services in June 2019. These services are designed to empower other companies in the chemical industry to manage and gain access to specific industry updates and price fluctuation trends, analyze market movements, and provide market rankings based on certain filters. We have developed a suite of solutions based on our knowledge engine and AI engine to help traditional offline chemical companies to digitalize certain aspects of their business operations. Our operations optimization services are scenario-based and are designed to address the operating needs and demands for various chemical companies. These services are delivered as a standalone SaaS package through customized systems, apps, or mini programs and can work with existing infrastructure. We currently charge development and consulting fees for our operations optimization services.

Our Online Platform and E-commerce Solutions

Our Online Platform empowers us to conduct our core e-commerce business, primarily proving our e-commerce solutions. Our Online Platform primarily consists of the following components:

Our Websites

We offer our chemical e-commerce solutions through two websites, molbase.cn that targets domestic customers, and molbase.com that focuses on international customers. Our websites offer a broad selection of chemicals and easy navigation, containing the following information and features:

•                  Finding products: Customers can get access to the products they intend to purchase by clicking on the “Finding Products” button on the home page and entering either the CAS number or the name of a compound as keywords. The suppliers of such products appear in a list, with associated information on the location of the supplier, product purity, quantity, specification, delivery period, and price. After locating certain products, customers can opt to obtain quotations from particular suppliers, or to purchase such products directly in MOLBASE Online Mall, if available.

•                  Placing orders: For products available on MOLBASE Online Mall, customers can submit their orders directly on molbase.cn.

•                  Payment: Our customers can pay via the following methods: Weixin Payment, Alipay, Paypal, credit cards, banks’ online payment, and Mo Yi Fu.

•                  Delivery: Our customers can select logistics services when they place and check out orders on MOLBASE Online Mall under the direct sales model or by using our Chemical Community App.

•                  Data services: Users of molbase.cn can search in the MOLBASE Encyclopedia section, and view Industry Trend Reports and Mol’s Vision from links on our home page.

•                  Customer service: At any time during business hours, our customers may contact customer service by means of online chat and telephone for assistance with all aspects of the transaction.

Direct Sales

Direct Sales via MOLBASE Online Mall

We post and sell chemicals in our MOLBASE Online Mall directly to our customers, including, among others, biochemical and pharmaceutical chemicals, agrochemicals, dyes and pigments, household chemicals, commodity chemicals, natural products and extracts, and paints and coatings.

We provide access to MOLBASE Online Mall from both PCs and mobile devices. In MOLBASE Online Mall, customers can search for chemicals using chemicals names, CAS numbers, molecular formulas or molecular structures of chemicals, and find products with price, specification and logistics information. Once customers find chemicals they intend to purchase, they can place orders directly in MOLBASE Online Mall, choose among various payment and logistics methods, and provide their shipping address and invoice information.

For a substantial majority of transactions on MOLBASE Online Mall, we generally purchase chemicals from the suppliers after we receive and confirm orders from customers. Under this model, the requested chemicals are transported directly from the suppliers’ warehouses to customer-specified locations. The whole transaction process takes from a few hours to a few days.

For the rest of transactions that take place on MOLBASE Online Mall, we purchase chemicals from the suppliers, hold the inventory in our warehouses, and hire third-party logistics service providers to deliver the chemicals to customers from our warehouses once the customers place their orders. We accommodate for such transactions primarily for repeat customers with relatively stable and predictable demand of large quantity orders based on our transaction data, and includes but is not limited to, the types and quantities of chemicals purchased routinely.

Direct Sales via Intelligent Matching

Complementary to MOLBASE Online Mall, we also sell chemicals directly to customers through our intelligent matching system on molbase.cn. Empowered by AI technology, we have developed an intelligent matching system accessible on molbase.cn through which we can connect suppliers and customers. After we receive the customers’ posts of their purchase needs, we look for the most suitable supplier in our supplier base via our intelligent matching system. When a customer places an order, we purchase chemicals from a suitable supplier, and then arrange delivery from the supplier to the customer.

Direct sales via intelligent matching systems are typically for transactions involving basic chemicals with frequent pricing changes. For direct sales conducted via our intelligent matching systems, we generally do not hold inventory for each particular order.

Marketplace on molbase.cn

Suppliers can establish online stores to directly post and sell chemicals through the marketplace on molbase.cn, after passing our certifications review process. Suppliers can upload their chemicals catalogues to the website and showcase product information, including chemicals name, CAS number, purity, catalog number, region, stock, and package information. Suppliers can also set geographical restrictions, limit purchases to registered website customers, or put restraints on product specifications for certain customers. Customers can search for chemicals through the “Finding Products” link on molbase.cn, and the website will present a list of suppliers that sell such chemicals. Customers can then contact suppliers directly for specific quotations and place orders.

For the three years ended December 31, 2019, we collected commission from a portion of suppliers and customers for transactions completed through our marketplace on molbase.cn.

Our Mobile Platforms

We developed Moku Data, Chemical Community App, MOLBASE Weixin subscription account, and our Weixin mini program as part of our mobile platform offerings.

Marketplace on Moku Data

We launched Moku Data in January 2018. Moku Data is the mobile platform embedded in Weixin where customers and suppliers are linked together through our intelligent matching system. On Moku Data, we present chemicals pricing information and provide a marketplace for our suppliers and customers to complete chemicals transactions using our intelligent matching system. Based on the price ranges, suppliers post their supply availability of particular chemicals with the chemicals name, asking price, quantity, and brand information. At the same time, customers post their purchase requests with name of chemicals being sought, asking price, quantity, and brand preferences. Through monitoring posts from suppliers and customers, the system runs an algorithm and automatically generates recommendations for proper “matches” between suppliers and customers based on the chemicals of interest, intended purchase price, and geographical regions. The matched supplier and customer are further invited by our customer service personnel to form a Weixin chat group and allows the two parties to directly negotiate the details of the transaction.

We initially did not charge any fees to users of Moku Data. Instead, we selectively charged certain commissions for orders completed through Moku Data. However, we may charge suppliers a service fee for using our intelligent matching service, and furthermore, a portion of payment as commission for each order completed through our intelligent matching services on Moku Data in the future.

Chemical Community App

We launched our Chemical Community App in November 2017. Chemical Community App combines chemicals transaction, information posting, and social functionality. The design of our Chemical Community App is based on our underlying knowledge engine, user generated content, behavioral data, and the multi-dimensional relationship between suppliers and customers.

Users of our Chemical Community App are required to use their real name, employer’s name, job title, and specific sector within the chemical industry to register themselves on the app. Upon registration, users receive recommendations for professional networks that are generated based on their locations and business sectors they work in. Furthermore, in the “Activities” tab, users can post their recent professional updates, purchase requests, delivery requests, and chemicals supply information with supporting text and graphics, and view other users’ posts as well. Chemical Community App offers functionality related to online chemical e-commerce, similar to molbase.cn. MOLBASE Encyclopedia and Mol’s Vision are available in the “Discovery” tab of the app.

Chemical Community App supports our internal operations and ground marketing activities. These internal features cover client management, chemicals price search, company search, chemicals supply and demand management, logistics tracking, and payment records management. Authorized employees can also browse information related to customers’ and suppliers’ financial solutions information, such as the approval status, credit assessment, interest rate, contact person, and loan term.

Chemical Business Secretary

We launched our Chemical Business Secretary mini program based on the Weixin infrastructure in 2018. Users of our Chemical Business Secretary mini program can search for product information, post purchase requests, and place orders directly on the Chemical Business Secretary mini program. We initiated the new membership version in June 2019 and charge our mini program users membership fees.

Financial Solutions

We started providing our financial solutions in 2014. We negotiate with financing providers, including banks and non-bank financial institutions, on financing options for our customers and suppliers. In providing these financial solutions, we serve as the information intermediary between customers or suppliers and financing providers. We separately charge for our financial solutions starting from July 2019.

We are parties to multiple agreements with banks or non-bank financial institutions that provide financing support to our customers and suppliers. Pursuant to those agreements, we recommend qualified customers who meet the standards determined by those financing providers and are in need of financial support. The financing providers run their independent credit assessment process and have the sole discretion on whether to approve the financing requests from those qualified customers. The financing providers may set an upper limit for aggregate facility amount and amount for each draw-down, and such loan shall only be used for transactions on our Online Platform. We provide guarantees for the loans and a predetermined deposit is deposited by us per the request of the financing providers. From late July 2019, we started to request our new customers to provide deposit to us to cover our guarantee obligation. The financing providers have the right to terminate the agreements with us in the event that certain credit risk metrics and/or operating metrics reach predetermined thresholds.

Upon receiving online financing requests from our customers or suppliers, our customer service personnel would contact such customers or suppliers who made the requests, introduce our products that are available to them, and help them choose the most suitable products. For certain financing products, we provide our customers or suppliers with guarantees that we will pay a specified amount of the loans if they become overdue to our customers’ or suppliers’ financing providers.

As part of our financial solutions, we cooperate with banks to develop our online payment platform. When placing orders, customers can choose from various payment methods, including an online direct payment channel that banks specifically customize for us. We use a secure infrastructure, encrypt communications between financial institutions and our platform, and require signature verification. In addition, we compile logs for user actions and transaction data for backtracking purposes.

We have developed a credit assessment model and a risk-management system. For those customers or suppliers who apply for financing, we require proof of their ongoing business, such as business certificates and licenses, and we conduct online investigations regarding their credit records. In addition, we prioritize customers and suppliers who previously had transaction history on our Online Platform and hold clean transaction records when assessing their credit records. Moreover, we pay close attention to the repayment schedule of customers and suppliers and arrange for our employees to remind them several days before each repayment date. As a result of these efforts above, as of December 31, 2019, substantially all of our customers and suppliers fulfilled their obligations under relevant agreements, and the number of customers and suppliers who breached their obligations has been decreasing due to our rigorous risk management system.

Warehousing and Logistics Solutions

We provide facilitation services and access to warehousing and logistics solutions to our customers that purchase chemicals under both our direct sales model and marketplace model.

For warehousing solutions, as of December 31, 2019, we had leased warehouses in cities across China, including Shanghai, Tianjin, Guangzhou, Chengdu, Qingdao, Zibo, Zhenjiang, Changzhou, Xiamen and Zhengzhou, to hold inventory under the direct sales model. We launched our Chemicals Cloud Warehousing Project that operates on our Online Platform and is dedicated to providing warehousing services. We match customers’ and suppliers’ orders with licensed and qualified warehousing service providers in their vicinity and have available warehouse capacity to hold the chemicals.

For our logistics solutions, we arrange third-party logistics service providers to deliver products sold on MOLBASE Online Mall under our direct sales model. We select logistics service providers based on a set of criteria, including qualifications, cost, reputation, equipment, processing capability and location. We have entered into long-term framework agreements with logistics services providers that we have selected to serve our customers. Although the durations of our agreements vary, our agreements with logistics service providers typically include the material terms of price, freight risk, payments, and insurance. After purchasing chemicals from the MOLBASE Online Mall, customers can make a request to us for logistics solutions, after which we would engage a third-party logistics service provider to fulfill product delivery. From the customers’ perspective, they only need to place a request for logistics solutions during check-out and will be provided with a proposed scope of work and price quotes based on our available resources.

To engage more logistics service providers and match parties who need logistics solutions with the logistics service providers, we launched our Chemicals Transportation Community Project in November 2017. This project relies on Chemicals Transporters website and Chemicals Transporters App. Chemicals Transporters website provides an open platform to match suppliers with third-party logistics service providers, including those who do not necessarily operate under existing logistics service agreements with us. When a supplier needs logistics service, it posts a delivery request either on the Chemicals Transporters website or the Chemicals Transporters App, and our system generates recommendations and displays contact information of available delivery service providers directly to the supplier. Logistics services providers use Chemicals Transportation for Drivers App to receive order information, take orders, and complete orders upon delivery. Logistics tracking information will be collected via the Chemicals Transportation for Drivers App and uploaded and provided to our customers and suppliers.

Our Customers

Our Online Platform has been able to scale quickly after accumulating a sizable customer base. We provide high-quality services to encourage repeat purchases by our customers. We take measures to retain our customers, including attractive price points and promotional activities, financial solutions, smart deliveries, data analysis, and market reports.

Compelling Transaction Experience

We believe that providing compelling transaction experience is critical to attracting new customers and retaining existing users in our ecosystem. We have moved away from the traditional inefficient and opaque chemical e-commerce model, and we are capable of facilitating transactions and serving all participants in the chemical industry. We provide product and pricing information, data on the entire industry, warehousing and logistics solutions, and financing support.

Pricing Policy

We set our price based on data collected from our websites, comparisons with our competitors, market surveys, and premiums from additional online services.

Under our direct sales model, we price chemicals based on real-time market conditions. Under our marketplace model, we sell a portion of our chemicals based on a guiding settlement price set by suppliers on a daily basis. We develop our sales strategy based on this guiding settlement price and then sell to customers. We make payments to suppliers based on this settlement price after the sale. Under our marketplace model, suppliers determine the prices for chemicals at their full discretion.

Customer Services

•                  Ground marketing and service team: Our ground marketing and service team provide customers with face-to-face customer service in relevant geographic areas. These marketing efforts target clusters of customers in industrial parks, gathering information on customers’ needs, advertising our Online Platform and our products sold on MOLBASE Online Mall, assisting customers in their registration on MOLBASE Online Mall and their online purchase, following up on the delivery and receipt of goods, and on-site evaluation of credit risk.

•                  After-sale service: Our customer service center provides real-time assistance to our customers. Customers can access our sales and after-sales service phone hotlines and online representatives during business hours. We offer, among other services, a return policy within a maximum of seven days of delivery covering for product defects and damages during transportation.

•                  Consultation service: We offer phone hotline support and online consultation for customers to reach us for information regarding products or orders, or for providing us with general feedback. Our customer service center is located in Shanghai, China. We train our customer service representatives to answer customer inquiries, educate potential customers on our chemicals and transaction platform, and promptly resolve customer complaints. Each representative is required to complete mandatory training conducted by experienced managers on chemicals knowledge, complaint handling and communication skills.

Our Suppliers

We have been building a network of suppliers since our inception. We have managed to foster a supplier community by accumulating suppliers from multiple channels over the past few years. Our suppliers are located throughout the world.

Supplier Selection

We have established a supplier selection process for potential suppliers. We use standardized criteria and qualifications for the selection of our suppliers on the basis of product quality, reputation, scale of production, price and ability to deliver products or services on time. We perform a three-step background check on each potential supplier by examining: (i) their business license and their product qualification certificates and production facilities, (ii) corporate’s authorized verification to establish a store on MOLBASE Online Mall, and (iii) a security check on the store and chemicals information.

We conduct a thorough online review after the suppliers register and submit their products to us before we list any of their products by: (i) verifying the corporate license of the registered companies, (ii) verifying the accuracy of information relating to the online store, (iii) assessing product quality, and (iv) monitoring supplier performance. We have established an internal risk alert system that monitors the credit status of our suppliers. Our supplier database is updated from time to time based on our continuing evaluation.

Relationship with Our Suppliers

We usually enter into long-term procurement agreements with suppliers under our direct sales model, setting forth the annual procurement amount and pricing policies for relevant products under the direct sales model. Payment terms granted by our suppliers vary depending on a number of factors, including our relationship with the supplier and transaction size. We normally settle our trade payables by bank transfer or credit notes.

We provide our suppliers with value-added services under our marketplace model.

•                  Customer acquisition. Compared with the traditional chemicals transactions, our Online Platform enables suppliers to sell their products not only within a certain geographical area but also across China and globally. This reduces transaction cost for suppliers as well as for customers.

•                  Support services. We offer customer matching, promotion and marketing, and logistics services to our suppliers. Our support services improve the transaction efficiency of our suppliers on our Online Platform.

•                  SaaS services. We offer SaaS services to suppliers who establish online stores in the marketplace on molbase.cn, including but not limited to online store maintenance, orders and client relationship management, instant messages, as well as promotional and marketing services.

Inventory Management

We keep inventory of chemicals for our direct sales model. Our inventory control policy requires us to monitor our inventory level and to manage obsolete inventory. Risk is passed to our customers (or to delivery service providers) upon the delivery of chemicals to our customers. For a substantial majority of chemicals sold through our Online Platform, the whole transaction process takes from a few hours to a few days, thus our inventory risk is limited. For a small portion of our transactions under direct sales model, we hold inventories for repeating customers with relatively stable demands of large quantity based on our transaction data. We analyze historical sales data and days in inventory to establish inventory management plans. We monitor our real-time inventory volume and adjust our inventory management plans based on factors such as fluctuations in supply and prices, seasonality, and sales of a particular product. Our inventory optimization model uses algorithms to help determine the replenishment schedules of chemicals. We also monitor the shelf life of our chemicals by conducting periodic reviews, and either design promotional events or conduct inventory write-downs depending on the status of the inventory.

Quality Control

We believe that high quality and standards are key to our success and we administer quality control measures throughout our business operations. We have set up internal control systems to monitor the quality of chemicals. We undertake evaluations of our suppliers in both our direct sales model and marketplace model to meet our standards for authenticity and reliability on a monthly basis based upon a wide range of factors, including, among others, level of stock, associated sales volume, associated profits, quality related complaints, promptness in issuing invoices and legal risks.

Marketing

Our marketing strategy revolves around promoting brand recognition, increasing user traffic, attracting new users, building strong user loyalty and developing incremental revenue opportunities. We conduct both online and offline marketing and other promotional activities.

•                  Online marketing and user acquisition channels. We have established a marketing strategy since our inception through online marketing, such as search engines, social media platform, Weixin subscription accounts and Mol’s Vision industry journal. Our collaboration with search engines is mainly through paid search, whereby we purchase key words and brand-linked products. We have established core partnerships with leading online search companies such as Google and Baidu to conduct precise marketing globally. With the help of social media, our Weixin subscription accounts are able to publish our products and industry information regularly, targeting both customers and suppliers. Additionally, Mol’s Vision, our online industry journal, fulfills portions of our online marketing needs. Mol’s Vision features chemical and pharmaceutical industry landscape, market trend, product and our industry insights, which not only promote our products and services, but also our MOLBASE brand.

•                  Offline business development and customer relationship management. We conduct offline marketing primarily in the form of ground marketing, industry summit conferences, MOLBASE industry forum, exhibitions and other promotional activities.

We believe that customer and supplier satisfaction engenders word-of-mouth referrals, additional purchases by customers, and increased willingness by suppliers to sell on MOLBASE Online Mall. Unlike customers that purchase consumer goods on generic e-commerce platforms, customers in the chemical e-commerce industry display rational purchase behaviors. Accordingly, we do not focus exclusively on marketing campaigns. We focus on providing better service to our suppliers and customers, not only through our core online chemical e-commerce business, but also through our value-added services.

Technology and Infrastructure

Technology is the key to our success in achieving efficiency for our business, improving customer and supplier experience, and enabling active transactions and cooperation. Our technology platform supports our processing capacity requirements, provides us with information collected through our operation value chain, and enables insightful data analytics. From our websites, the primary customer interface, to back-end management support systems, our technology platform facilitates executions.

Big Data Technology

We have developed a data collection and analytics platform that can handle big data analytics tasks. Powered by data on users’ transaction behaviors and usage patterns, we have developed big data analytics and artificial intelligence technology to enhance the accuracy of user behavior predictions and user profiling to improve the user experience, facilitate transaction process and targeted marketing.

Our algorithms are embedded in many operational areas. Our engineers understand the computational needs and requirements from different business segments, and are therefore capable of providing technological support to address needs in operating our business.

Artificial Intelligence

We have developed two intelligent matching systems using artificial intelligence technology, one on our website, molbase.cn, and the other on Moku Data, one of our Weixin subscription accounts. The intelligent matching system on molbase.cn is based on our Neuron System, which recommends chemicals for our customers based on patterns and similarities in our chemical database. The intelligent matching system on Moku Data is based on the Bayesian model.

Both systems rely on large amounts of data accumulated from the transactions completed on our Online Platform as well as pricing information which we update weekly. In addition, both systems provide matches between customers in need of certain chemicals and suppliers selling such chemicals, and between suppliers in need of logistics solutions and logistics service providers who are available within the relevant period of time. The two intelligent matching systems support both our direct sales model and our marketplace model for our chemical e-commerce business, and our warehousing and logistics facilitation services.

Security and Data Privacy

The security and data privacy measures we undertake include:

•                  Operations and maintenance: Our operations are logged and audited, enabling immediate interruptions of abnormal operations during emergencies. We constantly monitor key documents and indicators to ensure timely notifications when abnormalities occur.

•                  Firewall: We have developed a anti-crawler system to prevent malicious access and attacks, suspicious data requests, and data leakage. We close unused ports on our servers and leave the service ports open only to whitelist IPs. Additionally, we deploy a three-layer firewall to protect against common types of attacks.

•                  System development security review: We have developed and implemented a set of development specifications and quality standards, ensuring robust code review, version protection, and code vulnerability scanning.

•                  System sign in authority control: We pay particular attention to make sure that only authorized personnel have access to our system. Anyone who applies for system authority needs to go through a review and recording process. In addition, we maintain regular employee safety awareness trainings to educate our employees to protect their account information, and to clear login information immediately after logging in on third-party online platforms. Upon employees’ leaving the company, their accounts and login authority are closed immediately.

IT Infrastructure

Our cloud-hosting server room is equipped with additional electricity facilities and an emergency power supply vehicle, which provides over two hours of power supply in the case of an electricity breakdown. Our cloud host ensures the stability and elasticity of our network operation in the database. In emergency situations where our service is disrupted, our cloud host is able to continue its service without human intervention. Furthermore, our server is adjustable and can expand quickly to meet the demand of our business growth.

Research and Development

As of December 31, 2019, we had a total of 82 research and development staff, focusing on product development, systems maintenance and data analysis. For the year ended December 31, 2017, 2018 and 2019, we incurred research and development expense of RMB18.6 million, RMB36.9 million and RMB45.0 million (US$6.5 million), respectively.

Risk Management and Internal Control

We have adopted and implemented various policies and procedures to ensure rigorous risk management and internal controls. Our risk management and internal control policies and procedures cover various aspects of our business operations such as product safety and quality, regulatory risk management, government affairs and regulatory compliance.

Fraud Prevention

Our fraud prevention system uses a detection process to identify both individual and collusive frauds. We use existing fraud databases, including credit blacklists maintained by us or our business partners. We continuously update our fraud database with new information from similar customers or suppliers.

Additionally, we have established an internal risk alert system and constantly monitor the credit status of our suppliers, ensuring that we can take appropriate and timely steps when risks arise. Our supplier database is updated from time to time based on our continuing evaluation.

Product Quality and Safety

We conduct random quality inspections of the chemicals we procure and reject shipments that fail to meet our quality standards. Our quality control department rigorously implements quality control procedures.

Information and Data Safety

Sufficient maintenance, storage and protection of user data and other related information is critical to our success. We have implemented relevant internal procedures and controls to ensure that user data is protected and that leakage and loss of such data could be prevented. We comply with laws and regulations and do not distribute or sell our users’ personal data for any purpose. We encrypt user data in network transmissions and in backend storage to ensure confidentiality. We conduct regular data backup and data recovery tests. Our database can only be accessed by certain designated and authorized personnel after assessment and approval procedures, whose actions are thoroughly recorded and monitored.

Regulatory Compliance

We have designed and adopted internal procedures to ensure compliance to our business operations with relevant laws and regulations and have established a code of conduct to regulate employees’ behavior and activities. In addition, we continually review the implementation of our risk-management policies and measures to ensure our policies and implementation are effective and sufficient.

We work closely with relevant government agencies that have jurisdiction over our business, and we maintain frequent communications with industrial associations. Industrial associations, such as Hazardous Chemicals Logistics Association and China E-Commerce Association, rely on our comprehensive database and invite our comments when formulating and implementing new business initiatives.

As part of our risk management and internal control measures, we have adopted a series of internal regulations against corruption and fraudulent activities, which include measures against receiving bribes and kickbacks, and misuse of company assets. We have anti-corruption and anti-bribery clauses in a majority of our major business contracts, and we require our suppliers and other third parties who cooperate with us to comply with relevant laws and regulations.

Competition

We face competition against other online e-commerce platforms which list commercial chemical products, for example, 1688.com. We also compete with other chemical information platforms, and numerous chemical retail companies and traditional chemical distributors.

We believe we compete primarily on the basis of our chemical knowledge engine and business intelligence capabilities, our ability to provide a one-stop comprehensive suite of services in the chemical e-commerce industry, our ability to develop innovative big data and AI technologies, our ability to provide favorable financial solutions and our quality standards, and our reputation among customers, suppliers and other users of our Online Platform.

As our business continues to grow rapidly, we face significant competition for highly skilled personnel, including management, engineers, and risk-management personnel. Our growth depends in part on our ability to retain existing personnel and recruit additional highly skilled employees. Meanwhile, as the chemical industry is the most complex industrial ecology in e-commerce with the longest business chain, the barrier to enter the market remains high. We believe our leading market position and our sophisticated knowledge engine and management capabilities enable us to compete effectively against our existing and potential competitors.

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2019, we had four patents, 13 patent applications, 123 registered computer software copyrights, 76 registered domain names, including but not limited to molbase.cn and molbase.com, and 132 registered trademarks.

Regulations

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Foreign Investment

Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are principally governed by the Guidance Catalogue of Industries for Foreign Investment, or the Catalogue, which was promulgated and is amended from time to time jointly by the Ministry of Commerce, or MOFCOM, and the National Development and Reform Commission, or NDRC. The Special Administrative Measures for Access of Foreign Investment (the Negative List for Access of Foreign Investment) under the Foreign Investment Catalogue was replaced by the Special Administrative Measures for Access of Foreign Investment (the Negative List), or the Negative List, which was jointly promulgated by the MOFCOM and NDRC on June 28, 2018 and took effect on July 28, 2018 and subsequently amended on June 30, 2019 and became effective on July 30, 2019, and the encouraged foreign-invested industries list under the Foreign Investment Catalogue was replaced by the Encouraged Foreign Investment Catalogue (2019 version) which was promulgated by the MOFCOM and NDRC on June 30, 2019 and took effect on July 30, 2019. The Negative List narrows the scope of the industries restricted on the ownership requirements, requirements for senior executives and other special administrative measures for the access of foreign investment, which stipulates that, except for e-commerce, domestic multi-party communication, store-and-forward, and call center, the foreign stake in a value-added telecommunication service may not exceed 50%.

On December 30, 2019, MOFCOM and State Administration for Market Regulation, or the SAMR, have jointly issued the Measures for Reporting of Information on Foreign Investment which took effect on January 1, 2020, or the Information Reporting Measures. Pursuant to the Information Reporting Measures, foreign investor or FIE shall report investment information including the initial report, report of changes, report of deregistration and annual report to the competent authorities in charge of commerce through the enterprise registration system and the enterprise credit information publicity system. If the establishment, change or deregistration of foreign-invested enterprises involves the approval from competent authorities as prescribed in the laws and regulations, foreign investor or foreign-invested enterprise shall at the time of application for registration submit the relevant approval documents to the registration authority.

To comply with PRC laws and regulations, we have relied on contractual arrangements with our VIEs to operate our Online Platform. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with our VIEs and their shareholders, for a significant portion of our business operations, which may not be as effective as direct ownership in providing operational control.”

Foreign Investment Law

In January 2015, MOFCOM published a draft Foreign Investment Law for public comment, or 2015 Draft Foreign Investment Law, which purports to replace the case-by-case approval system for foreign investment with “limited permission plus comprehensive reporting” access management system by means of pre-access national treatment and negative lists.

MOFCOM suggests both registration and approval as potential options for the regulation of variable interest entity structures, depending on whether they are “Chinese-controlled” or “foreign-controlled.” One of the core concepts of the 2015 draft Foreign Investment Law is “de facto control,” which is broadly defined and includes cases where (i) the party directly or indirectly holds 50% or more of the shares, equity, property shares, voting rights or other similar rights and interests of the enterprise; (ii) the party directly or indirectly holds less than 50% of the shares, equity, property shares, voting rights or other similar rights and interests of the enterprise, but is entitled to secure at least 50% of the seats on the board of directors or other equivalent decision-making bodies, or having the voting power to exert material influence on the shareholders’ meeting over the board of directors or other equivalent decision-making bodies; or (iii) the party has the power to exert a decisive influence on the operations, finance, personnel, technology, etc. of the enterprise through contract, trust or other means. The 2015 Draft Foreign Investment Law specifically provides that entities established in China but ultimately “controlled” by foreign investors, such as via contracts or trusts, will be treated as foreign-invested enterprises, or FIEs. If a foreign-invested enterprise proposes to conduct business in a restricted industry, the foreign-invested enterprise shall go through the market entry clearance by MOFCOM before being established.

The 2015 Draft Foreign Investment Law also emphasizes on the national security review requirements and imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Any company found to be non-compliant with these information reporting requirements may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible for non-compliance may be subject to criminal liabilities.

On March 15, 2019, the Foreign Investment Law, or the FIL, was issued and took effect on January 1, 2020. The State Council promulgated the Regulation for the Implementation of Foreign Investment Law which was also effective on January 1, 2020. The FIL and its implementation regulations apply to PRC enterprises established, acquired or otherwise invested wholly or partially by foreign investors in a manner prescribed under applicable PRC laws and regulations.

The FIL has removed all references to the definitions of “de facto control” or “variable interest entity structure” included under the 2015 Draft Foreign Investment Law, and has further specified that all “foreign investments” shall be conducted pursuant to the negative list issued or approved to be issued by the State Council. If a foreign investor is found to invest in any prohibited industry in the “negative list,” such foreign investor may be required to, among other aspects, suspend its investment activities, dispose of its equity interests or assets in the target companies and forfeit its income. In addition, if a foreign investor is found to invest in any restricted industry in the negative list, the relevant competent department shall require the foreign investor to take the measures to correct itself.

There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations, and whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide, it is still possible that relevant PRC government agencies will not hold the view that the contractual arrangements with our VIEs under which we operate our online chemical e-commerce business should be treated as a domestic investment. For further information, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.”

Regulations on Chemical Industry

Regulations on the Safety Management of Hazardous Chemicals

In accordance with Regulations on the Safety Management of Hazardous Chemicals, promulgated by the State Council on January 26, 2002, and recently revised on December 7, 2013, enterprises engaged in production, storage, usage, operation and transportation of hazardous chemicals are required to meet the safety conditions set out by relevant laws, administrative regulations, national standards and industrial standards and obtain relevant permits. For example, enterprises shall obtain an operation license for hazardous chemicals before engaging in operations related to hazardous chemicals. A hazardous chemical operation enterprise may not purchase hazardous chemicals from any enterprise which is unlawfully engaged in the production or business operations of hazardous chemicals, or operate hazardous chemicals without the chemical safety technical instructions or chemical safety labels. And in the process of selling highly toxic chemicals or hazardous chemicals which can be used to produce explosives, a hazardous chemical operation enterprise shall check the purchasers’ permits or evidentiary materials required under the regulation. It is prohibited to sell highly toxic chemicals or hazardous chemicals which can be used to produce explosives to the enterprise that do not have the required permits or certificates. Those who have a permit to purchase highly toxic chemicals shall, when purchasing highly toxic chemicals, stick to the category and quantity of highly toxic chemicals as indicated in the permit.

Regulations on the Operation Permit of Hazardous Chemicals

According to the Administrative Measures of the Operation Permit of Hazardous Chemicals issued by the State Administration of Work Safety (now known as the Ministry of Emergency Management), or the MOEM, on July 17, 2012, and amended on May 27, 2015, an enterprise engaged in the business operation of hazardous chemicals shall obtain a permit for the business operation of hazardous chemicals (hereinafter referred to as the “operation permit”). Without an operation permit, no enterprise or individual may engage in the business operation of hazardous chemicals. To obtain an operation permit, the hazardous chemical operation enterprises should meet all the statutory requirements on business premises, staff training, regulatory system, rescue equipment and other aspects. When an enterprise that has obtained an operation permit modifies the enterprise name, principal person in charge, registered address or hazardous chemical storage facilities and monitoring measures, it shall, within 20 workdays from the date of modification, file a written application for modification with the permit-issuing agency and submit the relevant documents and materials.

To comply with these laws and regulations, Jiaxing MOLBASE has obtained an operation permit of hazardous chemicals from Jiaxing Administration of Work Safety in April 2018 which remains valid until April 2021. Shaanxi MOLBASE has obtained an operation permit of hazardous chemicals from Administration of Work Safety in Yaozhou District Tongchuan City which remains valid until May 2021. Shanghai MOKAI has obtained an operation permit of hazardous chemicals from Administration of Work Safety in Jiading District Shanghai which remains valid until February 2022. Shanghai MOCHUANG has obtained an operation permit of hazardous chemicals from Shanghai Jiading Emergency Administration Bureau which remains valid until September 2022.

Regulations on the Operation of Precursor Chemicals

According to the Regulation on the Administration of Precursor Chemicals adopted by the State Council on August 26, 2005, and most recently amended on September 18, 2018, the PRC government implements the classified administration and licensing or filing system for production, distribution, purchase, transportation and import and export of precursor chemicals. The precursor chemicals are classified into three categories based on the Catalog of Classification and Types of Precursor Chemicals. Category I refers to the major materials that may be used to produce narcotic drugs. Categories II and III refer to the chemical auxiliary substances that may be used to produce narcotic drugs. An application for operating the precursor chemicals under the item of pharmaceuticals and non-pharmaceuticals in Category I shall be subject to the examination and approval of the Drug Administration and the MOEM respectively of all provinces, autonomous regions and municipalities. An enterprise that operates the chemicals which are used to produce chemicals in Category II shall, within 30 days as of operation, report such information as variety, quantity and major flow to the local municipal work safety administration for archival filing. An enterprise that operates the chemicals which are used to produce chemicals in Category III shall, within 30 days as of operation, report such information as variety, quantity and major flow to the local county work safety administration for archival filing. Shanghai MOKAI has obtained an operation permit of non-pharmaceutical precursor chemicals from Shanghai Emergency Administration Bureau which remains valid until June 2022. Shanghai MOCHUANG has obtained an operation permit of non-pharmaceutical precursor chemicals in Category II from Shanghai Emergency Administration Bureau which remains valid until November 2022, and another operation permit of non-pharmaceutical precursor chemicals in Category III from Shanghai Jiading Emergency Administration Bureau which remains valid until November 2022.

Regulations on the Operation of Non-Pharmaceutical Precursor Chemicals

According to the Measures for the Licensing for Production and Operation of Non-Pharmaceutical Precursor Chemicals promulgated by the MOEM on April 5, 2006, and effective on April 15, 2006, whoever intends to produce or operate a non-pharmaceutical precursor chemical of Catalogue II or Catalogue III must file for its production and operation of non-pharmaceutical precursor chemicals. If an enterprise produces or operates non-pharmaceutical precursor chemicals without licensing or filing, the relevant work safety administrative department may impose a fine to the enterprise, confiscate its illegal income, or cause its business license revoked by the administrative department for industry and commerce. If the said act constitutes a crime, the concerned party could be subject to criminal liability according to law; and the relevant agencies would not accept its application for licensing or filing for production and operation of non-pharmaceutical precursor chemicals within three years after the decision of administrative penalty made by the relevant agencies. Shanghai MOKAI has obtained an operation permit of non-pharmaceutical precursor chemicals from Shanghai Emergency Administration Bureau which remains valid until June 2022. Shanghai MOCHUANG has obtained an operation permit of non-pharmaceutical precursor chemicals in Category II from Shanghai Emergency Administration Bureau which remains valid until November 2022, and another operation permit of non-pharmaceutical precursor chemicals in Category III from Shanghai Jiading Emergency Administration Bureau which remains valid until November 2022.

Regulations on the Medical Device Operation

According to the Regulations on the Supervision and Administration of Medical Devices, which was promulgated by the State Council on January 4, 2000 and amended on March 7, 2014 and May 4, 2017, respectively, and the Measures on the Supervision and Administration of the Business Operations of Medical Devices, which was promulgated by the State Food and Drug Administration, or the SFDA, the predecessor of the National Medical Products Administration, or the NMPA, on July 20, 2004, and amended on July 30, 2014 and November 17, 2017 and other relevant laws and regulations, business operations of medical devices are regulated based on the degree of risks involving the medical devices, which are divided into three categories. Operation of Class I medical devices does not require a license or record-filing, while operations of Class II medical devices and Class III medical devices are subject to record-filing and licensing requirements, respectively. An entity engaging in the operation of medical devices shall meet certain requirements with respect to its management system, personnel, facilities etc., and shall apply for approval to operate Class III medical devices and make record-filing with relevant governmental authority to operate Class II medical devices. The valid term of medical devices operation permit is five years. Shanghai MOCHUANG has obtained a Class II medical device operation record-filing certificate from Shanghai Jiading Market Supervision Administration on February 21, 2020. Shanghai MOKAI has obtained a Class II medical device operation record-filing certificate from Shanghai Jiading Market Supervision Administration on March 18, 2020. Shaanxi MOLBASE has obtained a Class II medical device operation record-filing certificate from Shaanxi Tongchuan City Administrative Examination and Approval Service Bureau on April 17, 2020.

Regulations on the Import and Export of Commodity

Regulations on Record-Filing and Registration of Foreign Trade Operators

According to the Foreign Trade Law of the PRC which was promulgated by the SCNPC on May 12, 1994, and most recently amended on November 7, 2016, and the Measures for the Record-Filing and Registration of Foreign Trade Operators promulgated by the MOFCOM on June 25, 2004, and most recently amended on November 11, 2019 and November 30, 2019, foreign trade operators that engage in the import and export of goods shall go through the formalities for record-filing and registration with the MOFCOM or an agency authorized by the MOFCOM, unless laws, administrative regulations and rules of the MOFCOM provide that it is unnecessary to go through such formalities. If foreign trade operators fail to go through the formalities for record-filing and registration in accordance with relevant provisions, the PRC customs agency shall refuse to handle the declaration and clearance formalities of their imports and exports.

Pursuant to the PRC Law on Import and Export Commodity Inspection which was promulgated by the SCNPC on February 21, 1989, and most recently amended on December 29, 2018, and the Regulations for the Implementation of the PRC Law on Import and Export Commodity Inspection, which was promulgated by the former State Bureau of Import and Export Commodities Inspection on October 23, 1992, and promulgated by the State Council on August 31, 2005, and most recently amended on March 2, 2019, the consignees or consigners of import and export commodities may go through formalities of application for inspection by themselves, or may entrust an inspection application agency to go through such formalities, provided that they shall file a record with the entry and exit inspection and quarantine agency in both cases. If anyone exports without permission any export commodity subject to statutory inspection without applying for inspection or without having the commodity inspected, or exports without permission any export commodity without applying for export checking as required, the entry and exit inspection and quarantine agency shall confiscate the entity’s illegal gains and impose a fine upon the entity. If a crime is committed, the entity shall be subject to criminal liabilities.

Regulations on Import and Export Duties

Pursuant to the Regulations on Import and Export Duties of the PRC recently amended by the State Council on the March 1, 2017, the PRC Customs is the PRC agency in charge of the collection of customs duties. Customs duties of import and export goods may be levied by means of ad valorem, specific duties, or other means specified by the PRC government. In calculating duties, import and export commodities shall be classified under applicable tax items in accordance with the Category Provisions of the Customs Import and Export Tariff and shall be taxed at relevant tax rates.

Regulations on the Registration of Customs Declaration Entities

Customs Law of the PRC, which was promulgated by the SCNPC on January 22, 1987, and most recently amended on November 4, 2017 and became effective on November 5, 2017, stipulates that all import and export goods, except for otherwise stipulated, must be declared and have duties on them paid by their consigner or consignee or by representatives entrusted by the sender or receiver and approved by and register with the customs. To fulfill customs declaration formalities, the consignees or consigners for imported or exported goods and the customs declaration enterprises must legally register with the customs offices. Engaging in customs declaration without such registration shall be prohibited. Besides, the consignee of import goods and the consigner of export goods are obliged to make an accurate declaration and submit the import or export license and relevant papers to the customs office for examination. In the absence of an import or export license, goods are not permitted to be released for importation or exportation.

Provisions of the Customs of the PRC on the Administration of Registration of Customs Declaration Entities adopted by General Administration of Customs on March 31, 2005, and most recently amended on May 29, 2018 and became effective on July 1, 2018, set forth that the registration of customs declaration entities includes the registration of customs declaration enterprises and the registration of the consignees or consignors of imported or exported goods. Enterprises may complete declaration business after obtaining the registration license from the local customs directly under the General Administration of Customs or the subordinate customs authorized thereby, and the consignee or consignor of imported or exported goods may go through the registration procedure directly at the local customs office.

To comply with these laws and regulations, Jiaxing MOLBASE, Shanghai MOLBASE and Shaanxi MOLBASE have obtained long-term effective Registration Certificates of the Customs of the PRC for Customs Declaration Entities (Shipper & Consignee as Declaration Entity) or Registration Certificate of Shipper and Consignee as Customs Declaration Entity respectively from the subordinate customs.

Regulations on Value-Added Telecommunication Service Business Operating Licenses

The Telecommunications Regulations of the PRC, or the Telecom Regulations, were issued by the State Council in September 2000 and amended in February 2016 as the primary governing law on telecommunication services. The Telecom Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecom Regulations, telecommunications service providers are required to procure operating licenses prior to their commencement of operations. The Telecom Regulations draw a distinction between “basic telecommunication services” and “value-added telecommunication services.” In December 2015, the Ministry of Industry and Information Technology, or the MIIT, released the Catalog of Telecommunication Business (2015 Revision), or the Telecom Catalog, which was recently amended and became effective on June 6, 2019. Under the Telecom Catalog, both the online data processing and transaction processing business (i.e., operating e-commerce business) and information service business provided via public communication networks, continue to be categorized as value-added telecommunication services, and the information service business as defined under the Telecom Catalog includes information release platform and delivery services, information search and query services, information community platform services, information real-time interactive services, and information protection and processing services.

In March 2009, MIIT issued the Administrative Measures for Telecommunications Business Operating Permit, or the Telecom Permit Measures, effective in April 2009 and most recently amended in July 2017. The Telecom Permit Measures set out that there are two types of telecommunication operating licenses for operators in China, namely, licenses for basic telecommunication services and licenses for value-added telecommunication services. The license specifies permitted activities of the enterprise to which it is granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications recorded on its value-added telecommunication business operating licenses, or VATS Licenses. In addition, a VATS License holder is required to obtain approval from the original license-issuing agency in respect of any change to its shareholders or business scope. In February 2015, the State Council has issued the Decisions on Cancelling and Adjusting a Batch of Administrative Approval Items, which, among others, replaced the prior approval requirement for telecommunications business with post-registration regulation.

Regulations on Foreign Investment in Value-Added Telecommunication Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises promulgated by the State Council in December 2001 and most recently amended in February 2016, or the FITE Regulations, the ultimate proportion of contribution from the foreign investors in a foreign-funded telecommunication enterprise that is engaged in the value-added services shall not exceed 50%. Besides, the major foreign investor of a foreign-funded telecommunication enterprise that is engaged in the value-added telecommunication businesses shall have good performances and operation experience in managing the value-added telecommunication businesses. Moreover, foreign investors qualified in the aforesaid requirements must obtain approvals from the MIIT and MOFCOM or their authorized local counterparts, which retain considerable discretion in granting approvals. MIIT issued the Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunication Business, or the MIIT Circular, in July 2006. A foreign investor investing in the telecommunications services within the Chinese territory shall comply with the requirements of the Provisions strictly, apply for the establishment of a foreign-funded telecommunications enterprise as well as a license for telecommunications business. Absence of any aforesaid procedures, the foreign investor shall be forbidden to invest in the telecommunications business in China. Under the MIIT Circular, a domestic company that holds a telecommunications business operating license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunication business illegally in China.

In June 2015, MIIT issued the Circular on Removing the Restrictions on Equity Ratio Held by Foreign Investors in Online Data Processing and Transaction Processing (Operating E-Commerce) Business, which removes the restrictions on foreign equity ratios in online data processing and transaction processing (operating e-commerce) business across the country, allowing the foreign equity ratios to be increased to 100%. However, other requirements provided by the FITE Regulations (such as good performances and operation experiences for a major foreign investor) still apply, and foreign investors are still prohibited from holding more than 50% of equity interest in a provider of other subcategories of value-added telecommunication services.

Shanghai MOLBASE, as our value-added telecommunication service provider, has obtained a VATS License covering both internet information service and online data processing and transaction processing businesses, which remains valid until July 3, 2024.

Regulations on Publishing Information of Hazardous Chemicals

On February 5, 2015, the Ministry of Public Security of the PRC, or the MPS, the State Internet Information Office, the MIIT, the Ministry of Environmental Protection, the State Administration for Industry and Commerce (now known as SAMR), and the MOEM jointly issued Regulations on the Administration of the Release of Dangerous Goods Information on the Internet. According to this Regulation, the Internet access providers shall sign an agreement with the dangerous goods business entities or confirm the provision of services, and shall not provide Internet access for the dangerous goods business entities that have not obtained the VATS License for Internet Information Service, or the ICP License, or have not completed the non-profit-making Internet information service filing procedures. The Internet access provider shall not provide Internet access services to any entity or individual other than the dangerous goods operating entities to publish dangerous goods information.

Shanghai MOLBASE, as our online chemical e-commerce platform service provider, has obtained an ICP License from the Shanghai Administration of Telecommunications, which remains valid until July 3, 2024. And the Internet access provider has confirmed the provision of services to Shanghai MOLBASE.

Regulations on Internet Information Service

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services, or the Internet Measures, which was amended in January 2011. Under the Internet Measures, profit-making Internet information services operators shall obtain an ICP License, with the relevant telecommunication administrative agency before engaging in any profit-making Internet information services in China.

Under the Telecom Catalog, Internet information services, or ICP service and online data processing and transaction processing services, or EDI Service are classified as value-added telecommunications services, and the provider of ICP Service and EDI Service shall obtain ICP License and EDI Licenses from the MIIT, or its provincial branches, prior to the provision of ICP Services or EDI Services. If a service operator fails to obtain EDI License, it may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet activities, the imposition of fines and the termination or restriction of its operations.

Pursuant to the Internet Measures, the PRC government may shut down the websites of ICP License holders and revoke their ICP Licenses if they produce, reproduce, disseminate or broadcast internet information content that is prohibited by laws or administrative regulations. Profit-making internet information services operators are also required to supervise their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, retain the relevant records and report to the relevant governmental agencies if there is such information.

Shanghai MOLBASE has obtained a VATS License covering both internet information service and online data processing and transaction processing businesses, which remains valid until July 3, 2024.

Regulations on Information Services of Mobile Internet Application Programs

On June 28, 2016, the State Internet Information Office promulgated the Administrative Provisions on Information Services of Mobile Internet Application Programs, or the Mobile Application Administrative Provisions which became effective on August 1, 2016, to strengthen the regulation of the mobile application information services. Pursuant to the Mobile Application Administrative Provisions, an internet application program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-end and voluntary real name display at the front-end. An internet application program provider shall protect user information, and obtain the consent of users while collecting and using users’ personal information in a lawful and proper manner and adopt proper measures such as warning, limiting functions, suspending updates, and closing accounts, to prevent releasing illegal information content, keep records and report to the competent department. An internet application program provider shall not enable functions that can collect a user’s geographical location information, access a user’s contacts, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor shall it conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent on enabling such functions and application programs.

Regulations on E-Commerce

In January 2014, the SAMR adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which took effect in March 2014. Under the Online Trading Measures, e-commerce platform operators shall examine and register the identity information of the merchants applying for access to their platforms, and such information shall be kept verified and updated regularly. It is further provided that e-commerce platform operators shall make available to public the link to or the information contained in the business licenses of such merchants (in the case of business entities) or a label confirming the verified identity of the merchants (in the case of individuals).

In August 2018, the SCNPC issued E-Commerce Law, which came into force as of January 1, 2019. Under the E-commerce Law, “e-commerce businesses” mean natural persons, legal persons or organizations without the status of legal person that engage in the business activities of selling commodities, or providing services, through the Internet or any other information network, including e-commerce platform businesses, in-platform businesses, and e-commerce businesses that sell commodities or provide services through a self-built website or any other network services. The E-commerce Law proposes a series of requirements on e-commerce operators including individuals and entities carrying out business online, e-commerce platform operators and merchants within the platform. For example, e-commerce platform operators are required to (i) take necessary actions or report to relevant competent government agencies when such operators notice any illegal production or services provided by merchants on the e-commerce platforms; (ii) verify the identity of the business operators on the platforms; (iii) provide identity and tax related information of merchants to local branches of SAMR and tax bureaus; (iv) record and preserve goods and service information and transaction information on the e-commerce platform; and (v) respect and equally protect consumers’ legitimate rights and provide options to consumers without targeting their personal characteristics. The E-Commerce Law also specifically stipulates that e-commerce platform operators shall not impose unreasonable restrictions or conditions on the transactions of their business operators on the platforms. According to the E-Commerce Law, e-commerce platform operators who fail to take necessary actions when they know or should have known that the merchants on the platform infringe others’ intellectual property rights or the products or services provided by the merchants do not meet the requirements for personal and property security, or otherwise infringe upon consumers’ legitimate rights, will be imposed joint liability with the merchants. With respect to the products or services affecting consumers’ life and health, the e-commerce platform operators will be held jointly liable with the merchants if they fail to review the qualifications of merchants or fail to safeguard the interests of the consumers. According to the E-Commerce Law, failures to comply with these requirements may subject the e-commerce platform operators to administrative penalties, fines and/or suspension of business.

In March 2016, the State Administration of Taxation, or the SAT, the Ministry of Finance, or the MOF and the General Administration of Customs jointly issued the Notice of the Ministry of Finance, the General Administration of Customs and the State Administration of Taxation on the Tax Policies on Cross-Border E-Commerce Retail Imports, effective in April 2016. Pursuant to this notice, the imported commodities in cross-border e-commerce retail shall be subject to tariffs, import value-added tax (“VAT”) and consumption tax as goods. Individuals purchasing any goods imported through cross-border e-commerce retail are taxable, and e-commerce companies, companies operating e-commerce transaction platforms or logistic companies are required to withhold the taxes. In November 29, 2018, the SAT, the MOF and the General Administration of Customs jointly issued the Notice of the Ministry of Finance, the General Administration of Customs and the State Administration of Taxation on Improving the Tax Policies on Cross-Border E-Commerce Retail Imports, or the Amended Notice, which came into force as of January 1, 2019. Pursuant to this Amended Notice, some of the regulations are amended, including but not limited to purchased e-commerce imports which fall under end-user products used by consumer individuals that shall not be resold in domestic market, and that in principle, bonded imports purchased online shall not be allowed to adopt the “online purchase of bonded goods plus offline self-collection” outside the customs special supervision area. The other requirements under the notice issued in March 2016, which have not been amended in the Amended Notice, shall still apply.

Regulations on Internet Information Security and Privacy Protection

The National People’s Congress, or the NPC, has enacted the Decisions on Preserving Internet Security in December 2000 and amended in August 2009, which subject violators to potential criminal punishment in China for any attempt to: (i) gain improper entry into a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information; or (v) infringe intellectual property rights. The MPS has promulgated measures that prohibit use of the internet in ways which, among other things, result in a leak of state secrets or a spread of socially destabilizing content. If an internet information service provider violates these measures, the MPS and its local branches may revoke its operating license and shut down its websites.

PRC governmental agencies have enacted laws and regulations on internet use to protect personal information from any unauthorized disclosure. In December 2012, the SCNPC promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the internet. In July 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users, or Personal Information Protection Rule, to regulate the collection and use of users’ personal information in the provision of telecommunication services and internet information services in China. Telecommunication business operators and internet service providers are required to establish its own rules for collecting and using of users’ information and cannot collect or use users’ information without users’ consent. Telecommunication business operators and internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with collected personal information. Moreover, pursuant to the Ninth Amendment to the Criminal Law issued by the SCNPC in August 2015 which became effective in November 2015, any internet service provider that fails to fulfill the obligations related to internet information security administration as required by applicable laws and refuses to rectify upon orders, shall be subject to criminal penalty for the result of (i) any dissemination of illegal information in large scale; (ii) any severe effect due to the leakage of the client’s information; (iii) any serious loss of criminal evidence; or (iv) other severe situation. Any individual or entity that (i) sells or provides personal information to others in a way violating the applicable law, or (ii) steals or illegally obtains any personal information, shall be subject to criminal penalty in severe situation. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. Furthermore, the NPC promulgated a new National Security Law, effective July 2015, to replace the former National Security Law and covers various types of national security including technology security and information security.

Under the Several Provisions on Regulating the Market Order of Internet Information Services, issued by the MIIT in December 2011 and effective March 2012, an internet information service provider may not collect any user’s personal information or provide any such information to third parties without the consent of the user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user’s personal information and may only collect such information necessary for the provision of its services. An internet information service provider shall ensure that the personal information of users is properly kept. When the personal information of users it keeps is divulged or may be divulged, it shall immediately take remedial measures. Where serious consequences are caused or may be caused, internet information service provider shall immediately report to the telecommunications administrative agencies which approved the internet information service licensing or filing, and shall cooperate with the relevant department in carrying out investigation and handling.

In November 2016, the SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, effective June 2017, to protect cyberspace security and order. The Cyber Security Law requires that a network operator, which includes, among others, internet information services providers, takes technical measures and other necessary measures in accordance with applicable laws and regulations and the compulsory requirements of the national and industrial standards to safeguard the safe and stable operation of its networks. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers,” including, among others, complying with a series of requirements of tiered cyber protection systems, identifying users’ real identity, localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC, and providing assistance and support to government agencies where necessary for protecting national security and investigating crimes. Any violation of the Cyber Security Law may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancellation of filings, shutdown of websites or criminal liabilities.

Furthermore, Personal Information Protection Rule, effective September 2013, contain detailed requirements on the use and collection of personal information as well as security measures required to be taken by telecommunications business operators and internet information service providers.

To comply with these laws and regulations, we have required our users to consent to our collecting and using their personal information, and have established information security systems to protect our Internet information security and user’s privacy. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data, our failure to protect the confidential information of our users or the improper use or disclose of such data may subject us to the liabilities imposed by data privacy and protection laws and regulations, negatively impact our reputation and deter our users from using our Online Platform.”

Regulations on Internet Advertising Business

In July 2016, SAMR issued the Interim Measures for the Administration of Internet Advertising to regulate internet advertising activities, which became effective in September 2016, defining internet advertising as any commercial advertising that directly or indirectly promotes goods or services through websites, webpages, internet applications and other internet media in the forms of words, picture, audio, video or others, including promotion through emails, texts, images, video with embedded links and paid-for search results. According to these measures, no advertisement of any medical treatment, medicines, food for special medical purpose, medical apparatuses, pesticides, veterinary medicines, dietary supplement or other special commodities or services subject to examination by an advertising examination agency as stipulated by laws and regulations may be published unless the advertisement has passed such examination. In addition, no entity or individual may publish any advertisement of over-the-counter medicines or tobacco on the internet. An internet advertisement must be identifiable and clearly identified as an “advertisement” to the consumers. Paid search advertisements are required to be clearly distinguished from natural search results. In addition, the following internet advertising activities are prohibited: providing or using any applications or hardware to intercept, filter, cover, fast forward or otherwise restrict any authorized advertisement of other persons; using network pathways, network equipment or applications to disrupt the normal data transmission of advertisements, alter or block authorized advertisements of other persons or load advertisements without authorization; or using fraudulent statistical data, transmission effect or matrices relating to online marketing performance to induce incorrect quotations, seek undue interests or harm the interests of others. Internet advertisement publishers are required to verify relevant supporting documents and check the content of the advertisement and are prohibited from publishing any advertisement with unverified content or without all the necessary qualifications. Internet information service providers that are not involved in internet advertising business activities but simply provide information services are required to block any attempt to publish an illegal advisement that they are aware of or should reasonably be aware of through their information services.

Regulations on the Financing Guarantee

Pursuant to the Reply of the Enterprise Registration Bureau of the State Administration for Industry and Commerce to the Request for Instructions on Whether Prior Examination and Approval Is Needed for Establishing Financial Guarantee Enterprise issued by the SAMR, on July 8, 1999, the Enterprise Registration Bureau of the SAMR affirms that financing guarantee institutions are not financial institutions, therefore, the establishment of financing and non-financing guarantee enterprises shall not be examined and approved by the People’s Bank of China, or the PBOC. However, since such institutions are not financial institutions, they shall not engage in financial business as well. Registration of such institutions shall be proceeded pursuant to the Regulations on the Administration of the Registration of Enterprise Legal Persons, the Regulations on the Administration of the Registration of Companies and the Guarantee Law of the PRC.

In March 2010, China Banking Regulatory Commission (now known as China Banking and Insurance Regulatory Commission), or the CBIRC, NDRC, MIIT, MOFCOM, PBOC, SAMR and MOF promulgated the Interim Regulations for Financing Guarantee Companies, which require an entity or individual to obtain a prior approval from the relevant regulatory body to engage in the financing guarantee business, and define “financing guarantee” as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the secured party fails to perform its financing debt owed to the creditor. According to the Interim Regulations for Financing Guarantee Companies, a financing guarantee company shall set aside 50% of the security fee income of the year as reserve for non-matured obligations and set aside no less than 1% of the security obligation balance as of year-end as security compensation reserve. If the security compensation reserve accumulates to 10% of the security obligation balance of the year, the difference of the amount shall be set aside.

In August 2017, the State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, or the Financing Guarantee Regulations, effective on October 1, 2017, which stipulate that the departments designated by the people’s governments of all provinces, autonomous regions and municipalities directly under the State Council shall be responsible for the supervision and administration of financing guarantee companies in their respective regions. Moreover, the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in several penalties, including but not limited to banning, an order to cease business operation, confiscation of illegal gains, fines of up to RMB 1,000,000 and criminal liabilities.

Concerning the operation of a financing guarantee company, Financing Guarantee Regulations set out that in addition to financing guarantee business such as guarantee of borrowings and guarantee of bond issuance, a financing guarantee company with stable operations and a favorable financial position may also engage in non-financing guarantee business such as guarantee of bid submission, guarantee of project performance and guarantee of litigation preservation, as well as consulting and other services related to guarantee business. A financing guarantee company shall not engage in taking deposits directly or in any disguised form, proprietary lending or entrusted lending business, or making investment upon entrustment. Besides, the Financing Guarantee Regulations also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party shall not exceed 10% of the net assets of the financing guarantee company, while the outstanding guarantee liabilities of a financing guarantee company vis-à-vis the same guaranteed party and its affiliated parties shall not exceed 15% of its net assets.

The disclosure obligation of a financing guarantee company, as stipulated in the Notice on Issuing the Guidelines for Information Disclosure of Financing Guarantee Companies promulgated by the CBIRC and effective on November 25, 2010, includes annual reports, temporary reports on material incidents and other information required by the laws, regulations, rules and the relevant regulatory agency.

In October 2019, the CBIRC, the NDRC, and seven other regulatory authorities jointly issued the Supplementary Provisions on the Supervision and Administration of Financing Guarantee Companies, according to which any institution that provides money lending services such as customer recommendation and credit evaluation is not allowed to, directly or indirectly, provide financing guarantee services without governmental approval. Regulatory authorities should terminate the business of entities that are providing financing guarantee services without licenses.

Regulations on Foreign Investment in Financing Guarantee Business

The Guidelines for Approval of Foreign Investors to Invest in the Guarantee Industry issued by the MOFCOM on February 25, 2009, allow foreign investors to set up limited liability companies engaged in guarantee operating business in forms of wholly-owned enterprises or joint ventures founded with Chinese investors. In addition, the foreign investors shall have good credit, with necessary economic strength to set up guarantee companies, and their total net assets shall be no less than USD50,000,000 in the year previous to the application. If the guarantee company is established in the form of joint venture, the Chinese investors shall have good credit, and the net assets of the investors shall be no less than RMB50,000,000 in the year previous to the application. Where there are more than two foreign investors or more than two Chinese investors applying for establishment of the guarantee company, at least one of the investors who hold larger percentage of shares shall meet the conditions above. The basic requirements for establishing guarantee enterprises are that: (i) the registered capital shall be no less than USD10,000,000 and all paid in monetary form; (ii) there are senior management staff with qualifications of guarantee agencies and qualified practitioners who are familiar with guiding business; and (iii) there are comprehensive organizational structures, internal management systems and risk control systems.

According to the Guidelines for Approval of Foreign Investors to Invest in the Guarantee Industry, the application for investment in financing guarantee business shall be preliminarily examined and approved by the commercial agencies in the project location and ultimately approved by the provincial commercial agencies. The changes in guarantee companies such as increase of business scope, stock right transfer and increase or decrease in registered capital shall be reported and approved by the original examination and approval agencies.

As a value-added service in our financial solutions business, we provide deposit or other types of guarantee for the benefit of our customers and suppliers strictly limited to their transactions conducted on our Online Platform. We believe that this value-added service is an integrated part of our financial solutions rather than a separate financing guarantee business, but we cannot assure you that the relevant PRC government authority would not deem our guarantee service as unlicensed financial guarantee business which may subject us to fines, order to terminate the guarantee service, as well as other legal liabilities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited experience in providing financial solutions, which plays a substantial role in attracting customers and suppliers to use our Online Platform. Failure to accurately evaluate our customers’ or suppliers’ credit risks, to renew our agreements with banks and other financial institutions on reasonable terms or to find comparable alternatives, or regulatory changes related to the internet finance industry, may have a material adverse effect on our business and results of operations.”

Regulations on Illegal Financing

Illegal financing is banned in accordance with Measures Banning Illegal Financial Institutions and Illegal Financial Business Activities promulgated by the State Council on July 13, 1998, and amended on January 8, 2011, and Notice on Punishing Illegal Financing of the State Council. The “illegal financial” activities mean the following activities conducted without the approval of the PBOC: (i) illegally taking public deposits or taking public deposits in any disguised form; (ii) without obtaining approval in accordance with the law, illegally raising funds from unspecific investors in any name; (iii) illegally granting loans, settling funds, discounting bills, lending funds, making trust investment, engaging in financial lease, providing financing guarantee, or trading foreign exchange; and (iv) Other illegal financial activities as specified by the PBOC.

Regulations on Anti-Money Laundering

The PRC Anti-money Laundering Law, effective in January 2007, sets forth the principal anti-money laundering requirements applicable to financial institutions as well as non-financial institutions with anti-money laundering obligations, including the adoption of precautionary and supervisory measures, establishment of various systems for client identification, retention of clients’ identification information and transactions records, and reports on large transactions and suspicious transactions. Financial institutions that are subject to the PRC Anti-Money Laundering Law include banks, credit unions, trust investment companies, stock brokerage companies, futures brokerage companies, insurance companies and other financial institutions as listed and published by the State Council. The PBOC and other governmental agencies issued a series of administrative rules and regulations to specify the anti-money laundering obligations of financial institutions and certain non-financial institutions, such as payment institutions. However, the State Council has not promulgated a list of the non-financial institutions subject to anti-money laundering obligations.

Regulations on Publication

Restrictions on Offline Distribution

According to Regulation on the Administration of Publication promulgated by the State Council on December 25, 2001, and most recently revised on February 6, 2016, “publishing activities” mean the publication, print/reproduction, import and distribution of publications; “publishing entity” includes newspaper offices, periodical offices, book publishing houses, audio and video product publishing houses and electronic publication publishing houses, etc.; “publications” mean the newspapers, periodicals, books, audio and video products and electronic publications, which shall, according to the relevant provisions of the state, state the names and addresses of the author, publisher, typographer/reproducer or distributor, the book number, serial number/version number, data on catalogue in publication, the publication date, issue and other relevant items. Besides, prohibited from being included in any publication are contents that: (i) object to the basic principles determined in the Constitution; (ii) endanger the unity of the nation, sovereignty or territorial integrity; (iii) divulge secrets of the State, endanger national security or damage the honor or benefits of the State; (iv) incite the national hatred or discrimination, undermine the solidarity of the nations, or infringe upon national customs and habits; (v) propagate evil cults or superstition; (vi) disturb the public order or destroy the public stability; (vii) propagate obscenity, gambling, violence or instigate crimes; (viii) insult or slander others, or infringe upon the lawful rights and interests of others; (ix) endanger public ethics or the fine folk cultural traditions; and (x) otherwise prohibited by laws, administrative regulations or provisions of the State.

On June 28, 2012, the General Administration of Press and Publication (one of the predecessors of the General Administration of Press, Publication, Radio, Film and Television, now known as National Radio and Television Administration), or the NRTA, promulgated the Implementing Rules of the General Administration of Press and Publication for Supporting Private Capital’s Participation in Publishing Operation Activities, pursuant to which, NRTA, among other things, (i) continuously supports private capital to invest in the establishment of enterprises of publication issuance, wholesale, retailing and chain operation to engage in the issuance and operation activities of publication products, such as books, newspaper, periodicals, video and audio products and electronic publications; and (ii) continuously supports private capital to invest in the establishment of Internet digital publishing enterprises, including online game publishing, mobile publishing, e-book publishing and content software development to engage in publishing and operation activities.

The Administrative Provisions on the Publication Market, or the New Administrative Provisions were jointly issued by the NRTA and MOFCOM on May 31, 2016, and became effective on June 1, 2016. The New Administrative Provisions, which superseded the previous Administrative Provisions on the Publication Market promulgated on March 25, 2011, regulate the activities of publication distribution, including wholesale or retail publication activities, which shall be carried out with the publication operation license. Without licensing, such entity or individual may be ordered to cease illegal acts by the competent administrative department of publication, given a warning, and concurrently subject to a fine.

Regulations on Periodical Publication

Provisions on the Administration of Periodical Publication promulgated by the NRTA on September 30, 2005, and most recently amended on December 11, 2017, or Periodical Regulation, stipulate that periodicals shall be published by lawfully established periodical publication entities. A periodical publication entity shall, when publishing any periodical, seek the approval of the NRTA, hold a CN Serial Number and obtain a License for Periodical Publication. The NRTA shall, after receiving the application for starting a periodical and establishing a periodical publication entity, make a decision on granting approval or not, and notify the sponsor directly or indirectly via the administrative department of press and publication of the province, autonomous region, or municipality directly under the Central Government. Moreover, a periodical publication entity is prohibited to sell, lease, or transfer the name of its own entity, the serial number or title of the periodical or any section of the periodical it publishes, nor shall it lend, transfer, lease or sell the License for Periodical Publication.

Besides, there are several conditions which shall be met for starting a periodical or establishing a periodical publication entity, including: (i) having a fixed name that does not conflict with that of any existing periodical; (ii) having the name and the articles of associations of the periodical publication entity; (iii) having the competent entity in charge and the sponsor that comply with the conditions as determined by the NRTA; (iv) having a clear scope of business for periodical publication; (v) having a registered capital of RMB 300,000 or more; (vi) having an organization that meets the needs of the periodical publication activities and the professional editing personnel that comply with the qualification conditions as prescribed by the state; (vii) having a fixed work place that is situated in the same administrative district as the sponsor; (viii) having a definite legal representative or person-in-charge and the legal representative or the person-in-charge shall be the Chinese citizen who lives permanently within the territory of China; and (ix) other conditions as prescribed by any law or administrative regulations.

In addition to the approval formalities, in case any periodical publishes any content involving national security or social stability or other major selected topics, it shall go through the formalities for archival filing in light of the provisions on the administration of archival filing on major selected topics.

We provide printed materials containing professional articles, comments, data analysis, industry reports and other chemical industry related information to our users who subscribe for this value-added service for free. We do not think our printed materials fall within the scope of periodicals under the Periodical Regulation which are subject to the requirement of Periodical Publication Permit. However, we cannot assure you that the governmental authorities would agree to our conclusion. If our materials are deemed as periodicals and we are required to obtain the relevant license, we may not be able to obtain the licenses in a timely manner, or at all, and we would conduct our publication business by cooperation with qualified third parties who have already obtained such license and having such third party to publish the printed materials. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.”

Regulations on Internet Publication

On February 4, 2016, the NRTA and MIIT issued the Provisions on the Administration of Online Publishing Services, which took effect on March 10, 2016, or Online Publication Regulation. According to the Provisions on the Administration of Online Publishing Services, the provision of online publishing services must be subject to the approval of the publication administrative department in accordance with the law, and an Online Publishing Service License shall be obtained. Moreover, there are several specific conditions for entities (except for book, audiovisual, electronic, newspaper and periodical publishers) engaged in Internet publication services to meet, including: (i) having definite website domains, intelligent terminal applications and other publishing platforms for online publishing business; (ii) having a definite scope of Internet publication services; (iii) having technical equipment necessary for engaging in Internet publication services, provided that the relevant servers and storage devices must be located within the territory of the PRC; (iv) having the name and the articles of association for the online publishing service provider, and the name is definite and different from any of those of other publishers; (v) having a legal representative and main responsible person in compliance with the requirements of the PRC, which means that the legal representative must be a Chinese citizen with full civil capacity and permanently residing in the territory of PRC, and that either the legal representative or the main responsible person should have vocational qualifications for technicians engaged in the profession of publishing at or above the intermediate level; (vi) in addition to the legal representative and the main responsible person, having at least eight full-time editorial and publishing employees with technical and vocational qualifications for the profession of publishing and other related professions as approved by the NRTA that can meet the needs within the scope of online publishing services, of which there are at least three employees with professional qualifications at or above the intermediate level; (vii) having a content review system required for online publishing services; (viii) having a fixed work place; and (ix) other conditions as provided by laws, administrative regulations and the NRTA.

If any entity arbitrarily engages in Internet publication services without approval, it might be banned by the competent publication administrative department and the administrative department for industry and commerce with statutory agency and a fine up to ten times the illegal operating income may be imposed.

In addition, based on the Provisions on the Administration of Online Publishing Services, an annual verification system shall apply to Internet publishing service providers and shall be carried out once every year. The competent administrative departments shall carry out the annual verification of Internet publishing service providers within their respective administrative regions and report relevant information to the NRTA.

Regulations on Foreign Investment in Internet Publication

On July 6, 2005, the Ministry of Culture (now known as Ministry of Culture and Tourism, or the MOCT), the NRTA, the NDRC, and the MOFCOM jointly adopted the Several Opinions on Canvassing Foreign Investment into the Cultural Sector, or the Opinion on Canvassing Foreign Investment. According to the Opinion on Canvassing Foreign Investment, foreign investors are prohibited from engaging in such business as the Internet publication and offline publication.

According to the Provisions on the Administration of Online Publishing Services, the NRTA and its local branches are responsible for the approval, supervision and administration of the Internet publication services nationwide, and any Internet publication service and Internet publication item, or publication of Internet publication item via the Internet is required to obtain an Internet publishing service license. Pursuant to the Internet Publication Measures, Sino-foreign equity joint ventures, Sino-foreign cooperative ventures and foreign invested entities shall not engage in Internet publication services.

We provide digital materials including professional articles, comments, data analysis, industry reports and other chemical industry related information online to our users for free. We do not think our digital materials fall within the scope of online publication as defined under the Online Publication Regulations which requires the service provider to hold an Online Publishing Service License. However, we cannot assure you that the governmental authorities would agree with our conclusion. If our materials are deemed as online publication and we are required to obtain the relevant licenses, we may not be able to obtain the licenses in a timely manner, or at all, and we would conduct our publication business by cooperation with qualified third parties who have already obtained such license and having such third parties to publish the digital materials. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.”

Regulations on Intellectual Property in the PRC

Copyright and Software Products

Pursuant to the Copyright Law of the PRC, as amended in 2010, copyrights include personal rights such as the right of publication, the right of attribution, and property rights such as the right of production and right of distribution. Reproducing, distributing, performing, projecting, broadcasting or compiling a work or communicating the same to the public via an information network without permission from the owner of the copyright therein, unless otherwise provided in the Copyright Law of the PRC, shall constitute infringement of copyrights. The infringer shall, according to the circumstances of the case, undertake to cease the infringement, take remedial action, offer an apology, and pay damages, etc.

In order to further implement the Regulations for the Protection of Computer Software promulgated by the State Council on December 20, 2001, and amended on January 30, 2013, the National Copyright Administration of the PRC issued the Computer Software Copyright Registration Measures on February 20, 2002, which is applicable to software copyright registration, license contract registration and transfer contract registration. We have registered 123 computer software copyrights as of December 31, 2019.

Trademark

Pursuant to the Trademark Law of the PRC, as amended in 1993, 2001, 2013 and 2019, and the Implementing Regulations of the Trademark Law of the PRC, issued by the State Council in 2002 and amended on April 29, 2014, the right to exclusive use of a registered trademark shall be limited to trademarks which have been approved for registration and to goods where the use of such trademark has been approved. The period of validity of a registered trademark shall be ten years, counted from the day the registration is approved. According to this law, using a trademark that is identical to or similar to a registered trademark in connection with the same or similar goods without the authorization of the owner of the registered trademark constitutes an infringement of the exclusive right to use a registered trademark. The Trademark Law of the PRC has adopted a “first-to-file” principle with respect to trademark registration. For goods or services that are identical or similar, if the trademark to be applied is identical or similar to another trademark that has already been registered or been used following a preliminary examination and approval, then the application for registration of such trademark may be rejected. An application for trademark registration shall not prejudice any pre-existing right of others. It is prohibited to forestall the registration, through any improper means, of a trademark that is already used by another party and has produced a certain influence. The infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. To date, we have not received any third-party claims against our trademarks or trademark applications.

Patent

Pursuant to the Patent Law of the PRC, as amended in 2008, after the grant of the patent right for an invention or utility model, except where otherwise provided for in the Patent Law, no entity or individual may, without the authorization of the patent owner, exploit the patent, that is, make, use, offer to sell, sell or import the patented product, or use the patented process, or use, offer to sell, sell or import any product which is a direct result of the use of the patented process, for production or business purposes. The Chinese patent system adopts a first-to-file principle, which means that when more than one person file different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention and ten years for a utility model and a design. Once the infringement of patent is confirmed, the infringer shall, in accordance with the regulations, undertake to cease the infringement, take remedial action, and pay damages, etc. To date, we have not received any third-party claims against our patents or patent applications.

Domain Name

Pursuant to the Measures on Administration of Internet Domain Names promulgated in November 2004 and effective December 2004, or the 2004 Domain Names Measures, and the Measures for the Administration of Internet Domain Names promulgated in August 2017 and effective November 2017 to replace the 2004 Domain Names Measures, “domain name” shall refer to the character mark of hierarchical structure, which identifies and locates a computer on the internet and corresponds to the internet protocol (IP) address of that computer. The principle of first-to-file is followed for the domain name registration service. The applicants will become the holder of such domain names upon the completion of the registration procedure. Any organization or individual may file an application for settlement with the domain names dispute resolution institution or file a lawsuit in the people’s court in accordance with the law, if such organization or individual consider its/his legal rights and interests to be infringed by domain names registered or used by others. As of December 31, 2019, we have registered 76 domain names.

Regulations on Labor Protection in the PRC

Labor Law

Pursuant to the Labor Law of the PRC promulgated on July 5, 1994, and amended on August 27, 2009 and December 29, 2018, the Labor Contract Law of the PRC promulgated on June 29, 2007, and amended on December 28, 2012, and the Regulations on Implementation of the Labor Contract Law of the PRC promulgated on September 18, 2008, labor relationships between employers and employees shall be specified in written form. Wages shall not be lower than the local standards of minimum wages. Employers must establish and perfect their systems of labor safety and health, strictly implement the State’s rules and standards for labor safety and health, provide education on labor safety and health to laborers. It is stipulated by the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. An employer and an employee may enter into a fixed-term labor contract, an un-fixed term labor contract, or a labor contract that agrees upon the completion of certain work assignments, after reaching agreement upon due negotiations. An employer may legally terminate a labor contract and dismiss its employees after reaching agreement upon due negotiations with the employee or by fulfilling the statutory conditions. Labor contracts signed prior to the enactment of the Labor Contract Law and subsisting within the validity period thereof shall continue to be honored. With respect to the circumstance where a labor relationship has already been established but no formal contract has been entered into, a written labor contract shall be entered into within one month from the effective date of the Labor Contract Law.

Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004, and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the Social Insurance Law of the PRC implemented on July 1, 2011, and amended in 2018, employers are required to provide their employees in the PRC with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These insurance payments shall be made to local administrative agencies. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue.

In accordance with the Regulations on the Management of Housing Fund, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are required to pay and deposit housing funds, with an amount no less than 5% of the average monthly salary of the employee in the preceding year in full and on time. The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited.

Employee Stock Incentive Plan

Pursuant to the Notice of Issues Related to the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Listed Company, or Circular 7, which was issued by the State Administration of Foreign Exchange, or the SAFE on February 15, 2012, employees, directors, supervisors, and other senior management who participate in any stock incentive plan of a publicly-listed overseas company and who are PRC citizens or non-PRC citizens residing in China for a continuous period of no less than one year, subject to a few exceptions, are required to register with SAFE or its local branches through a qualified domestic agent, which may be a PRC subsidiary of such overseas listed company, and complete certain other procedures.

In addition, the SAT has issued the Notice of the State Administration of Taxation on Relevant Issues of Individual Income Tax Relating to Equity Incentive, or Notice 461 and relevant circulars concerning employee stock options and restricted shares. Under these circulars, employees working in the PRC who exercise stock options or are granted restricted shares shall be subject to PRC individual income tax. The PRC subsidiaries of an overseas listed company are required to file documents related to employee stock options and restricted shares with relevant tax agencies and to withhold individual income taxes of employees who exercise their stock option or purchase restricted shares. If the employees fail to pay or the PRC subsidiaries fail to withhold income tax in accordance with relevant laws and regulations, the PRC subsidiaries may face sanctions imposed by the tax agencies or other PRC governmental agencies. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

Regulations on Tax in the PRC

Enterprise Income Tax

On March 16, 2007, the SCNPC promulgated the Enterprise Income Tax Law of the PRC, which was amended on February 24, 2017 and December 29, 2018, and the State Council enacted the Regulations for the Implementation of the Enterprise Income Tax Law, or collectively, the EIT Law. The EIT Law came into effect on January 1, 2008 and was amended on April 23, 2019. Under the EIT Law, both resident enterprises and non-resident enterprises are subject to tax in the PRC. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but are actually or in effect controlled from within the PRC. Non-resident enterprises are defined as enterprises that are organized under the laws of foreign countries and whose actual management is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law and relevant implementing regulations, a uniform corporate income tax rate of 25% is applied. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, enterprise income tax is set at the rate of 10% with respect to their income from the PRC sources.

Value-added Tax

The Provisional Regulations of the PRC on Value-added Tax were promulgated by the State Council on December 13, 1993 and came into effective January 1, 1994, which were subsequently amended on November 10, 2008, came into effect on January 1, 2009, and most recently amended on November 19, 2017. The Detailed Rules for the Implementation of the Provisional Regulations of the PRC on Value-added Tax (Revised in 2011) was promulgated by the MOF on December 25, 1993 and subsequently amended on December 15, 2008, and October 28, 2011, or collectively, VAT Law. On November 19, 2017, the State Council promulgated the Decisions on Abolishing the Provisional Regulations of the PRC on Business Tax and Amending the Provisional Regulations of the PRC on Value-added Tax, or the Order 691. In March 2019, MOF, SAT and the General Administration of Customs jointly issued the Circular on Relevant Policies for Deepening the Value-Added Tax Reform, or the Circular 39, effective on April 1, 2019. According to the Provisional Regulations of the PRC on Value-added Tax and the Circular 39, all enterprises and individuals engaged in the sale of goods, the provision of processing, repair and replacement services, sales of services, intangible assets, real property and the importation of goods within the territory of the PRC are the taxpayers of VAT. The VAT tax rates generally applicable are simplified as 13%, 9%, 6%, 0% and the VAT tax rate applicable to the small-scale taxpayers is 5% and 3%.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors who do not have an establishment or place of business in the PRC, or who have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within the PRC.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Incomes, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax agency to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the SAT Circular 81, issued on February 20, 2009, by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax agencies may adjust the preferential tax treatment. According to the Circular on Several Questions regarding the “beneficial owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and effective on April 1, 2018, when determining the applicant’s status as a “beneficial owner” regarding tax treatments in connection with dividends, interest or royalties in the tax treaties, several factors, including without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant, tax exemption on relevant income or levy tax at an extremely low rate, will be taken into account, and they will be analyzed according to the actual circumstances of the specific cases. This circular further provides that applicants who intend to prove his or her status as the “beneficial owner” shall submit the relevant documents to the relevant tax bureau according to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements issued by the SAT on August 27, 2015 and amended on June 15, 2018 which has been further replaced by the Announcement on Issuing the Administrative Measures for Non-Resident Taxpayer’s Enjoyment of the Treatment under Agreements issued by SAT on October 14, 2019 and came into effect on January 1, 2020.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or Circular 7. Pursuant to Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a “reasonable commercial purpose” of the transaction arrangement, factors to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consist of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have real commercial nature that is evidenced by their actual function and risk exposure. The Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which further elaborates on the relevant implemental rules regarding the calculation, reporting and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of the SAT Circular 7. The SAT Circular 7 may be determined by the tax agencies to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Dividend Distributions

The principal regulations governing the distribution of dividends paid by foreign-invested enterprises include the Company Law of PRC issued in 1993 and most recently amended in 2018.  Pursuant to the law above, domestic foreign-invested enterprises shall not distribute any profits as dividend until any losses from prior fiscal years have been offset, if any, as determined in accordance with PRC accounting standards and regulations. Moreover, a PRC company is required to set aside as statutory reserve funds at least 10% of its after-tax profit, until the cumulative amount of such reserve funds reaches 50% of its registered capital unless laws regarding foreign investment provide otherwise. However, these reserve funds may not be distributed as cash dividends.

Regulations on Foreign Exchange

Regulations on Foreign Currency Exchange

Under the PRC Foreign Currency Administration Rules promulgated on January 29, 1996 and most recently amended on August 5, 2008, Renminbi is convertible into other currencies for current account transactions, including dividends distribution, interest payments, trade and service-related foreign exchange transactions, but not for capital account transactions, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless prior approval is obtained from SAFE and the formalities for registration is made with SAFE.

SAFE promulgated the Notice on Reforming the Mode of Management of Settlement of Foreign Exchange Capital of Foreign-Funded Enterprises, or Circular 19, in March 2015 and effective June 2015 and the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange Settlement, or Circular 16, in June 2016, which came into effect simultaneously. Under Circular 16, domestic enterprises (including Chinese-funded enterprises and foreign-funded enterprises, but excluding financial institutions) may go through foreign exchange settlement procedures for their external debts at their discretion. According to Circular 19 and Notice 16, the flow and use of the RMB capital converted from registered foreign currency capital of a foreign-invested company are under control. Unless otherwise permitted under its business scope, such RMB capital shall not be directly or indirectly used for transactions beyond its business scope or for providing loans to persons other than affiliates.

In February 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Simplifying and Improving the Policies of Foreign Exchange Administration Applicable to Direct Investment, or Circular 13, effective on June 1, 2015, which delegates the power to enforce the foreign exchange registration related to inbound and outbound direct investments under relevant SAFE rules from branches of SAFE to banks, thereby further simplifying the procedure of foreign exchange registration for inbound and outbound direct investments.

In January 2017, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Reform of Foreign Exchange Administration and Improving the Examination of Authenticity and Compliance, or Circular 3, effective simultaneously. Circular 3 sets out various capital control measures to tighten authenticity and compliance verification of cross-border transactions and cross-border capital flow, which include, without limitation, requiring banks to verify resolution of the board of directors on distribution of profits (or resolution of partners on distribution of profits), original tax recordation form, and audited financial statements relating to the outward remittance before conducting the outward remittance of profits above US$50,000, and making up for losses in previous years with profits pursuant to the law before it is allowed to remit the profits overseas.

Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

Notice of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration of the Overseas Investment and Financing and the Round-tripping Investment Made by Domestic Residents through Special-Purpose Companies, or Circular 37, issued and effective in July 2014, regulates foreign exchange matters where PRC residents or entities seek offshore investment and financing and conduct round tripping investment in China via special purpose vehicles, or SPVs. As mentioned in Circular 37, a SPV refers to an overseas enterprise directly formed or indirectly controlled for investment or financing purposes by a domestic resident (domestic institution or domestic resident individual) with the assets or interests it legally holds in a domestic enterprise, or with the overseas assets and interests it legally holds. “Round tripping investment” refers to the direct investments made in China by domestic residents directly or indirectly through SPV, namely, the behavior of establishing foreign-funded enterprises or projects, in which case PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch. Circular 13 as mentioned above allows Chinese residents or entities to register with qualified banks in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such Chinese residents or entities shall update their SAFE registrations when the offshore SPV undergoes material matters relating to any change of basic information (including changes of its Mainland resident individual shareholder, its name, operating period), increase or decrease in contribution by the Mainland resident individual, the transfer or replacement of equity, or merger or division into an SPV. Circular 37 further provides that option or equity incentives owners of a non-listed SPV shall conduct registration with SAFE before exercising their right of option or equity incentives.

Under the relevant rules, failure to comply with the registration procedures set forth in the Circular 37 may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations.

As of December 31, 2019, our PRC resident shareholder Dr. Dongliang Chang has completed required registration with the local counterpart of SAFE in relation to his investment in our company, but Mr. Hao Wang has not yet filed for such registration. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

Regulations on M&A and Overseas Listings

On August 8, 2006, the MOFCOM, SAMR, SAT, SAFE, the State-owned Assets Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission, or the CSRC, promulgated the Provisions of the Ministry of Commerce on M&A of a Domestic Enterprise by Foreign Investors, or the M&A Rules, effective on September 8, 2006, and amended on June 22, 2009, regulating the mergers and acquisitions of a domestic enterprise by foreign investors. The M&A Rules set out that whenever a domestic company, enterprise or natural person merges its affiliated domestic company in the name of a company legally established or controlled by the aforesaid domestic company, enterprise or natural person in foreign countries or regions, it shall be subject to the approval of the MOFCOM. The M&A Rules also stipulate that where a SPV is to be listed overseas, the listing shall be approved by the CSRC prior to overseas listing and trading of such SPV’s securities on an overseas stock exchange.

C.                                    Organizational Structure

The following chart illustrates our corporate structure, including our significant subsidiaries and consolidated variable interest entity as of the date of this annual report on Form 20-F:

Notes:

(1)         Dr. Dongliang Chang, Mr. Zhengyu Wu and Zhejiang Xingke Technology Development Investment Co., Ltd. hold 76%, 19% and 5% equity interests in Jiaxing MOLBASE, respectively.

(2)         Dr. Dongliang Chang and Mr. Zhengyu Wu hold 80% and 20% equity interests in Shanghai MOLBASE, respectively.

The following is a summary of the currently effective contractual arrangements by and among our WFOE, our VIEs and their shareholders.

Agreements that provide us with effective control over the VIEs

Shareholders’ Voting Rights Proxy Agreements. On December 21, 2018, our WFOE entered into shareholders’ voting rights proxy agreements with our VIEs and their shareholders. Pursuant to the shareholders’ voting rights proxy agreements, each shareholder of Shanghai MOLBASE and Jiaxing MOLBASE irrevocably authorized our WFOE to act as his or its attorney-in-fact to exercise all of his or its rights as a shareholder of the respective VIE, including, but not limited to, the right to convene and attend shareholders’ meetings, vote on any resolution that requires a shareholder vote, such as the appointment of legal representative, directors, and officers, as well as other shareholders’ voting rights permitted by the articles of association of the VIEs. The shareholders’ voting rights proxy agreement will remain effective, as long as the shareholders of the VIEs remain as registered shareholders of the VIEs, unless otherwise instructed by our WFOE in writing.

Equity Pledge Agreements. On December 21 2018, our WFOE entered into equity pledge agreements with our VIEs and their shareholders. Pursuant to the equity pledge agreements, the shareholders of the VIEs have pledged 100% equity interests in the VIEs to our WFOE to guarantee performance by the shareholders of their obligations under the respective exclusive technical support and services agreement, exclusive option agreement and shareholders’ voting rights proxy agreement, or together referred to as the “Master Agreements.” In the event of a breach by the VIEs or any of their shareholders of contractual obligations under the Master Agreements or the equity pledge agreement, our WFOE, as pledgee, will be entitled to dispose of the pledged equity. The VIEs and their shareholders also undertake that, without the prior written consent of our WFOE, the shareholders of the VIEs will not dispose of, create or allow any encumbrance on the pledged equity interests. The equity pledge agreements will remain effective until our VIEs and their shareholders discharge all their obligations under the Master Agreements. We have registered such equity pledges with relevant governmental authority.

Agreement that allows us to receive economic benefits from the VIEs

Exclusive Technical Support and Services Agreements. On December 21, 2018, our WFOE and our VIEs entered into exclusive technical support and services agreements. Pursuant to the exclusive technical support and services agreements, our WFOE has the exclusive right to provide the VIEs with comprehensive technology and business support as well as the relevant consultations services required by the business of the VIEs, or to appoint a third party to provide the VIEs with such services. Without our WFOE’s prior written consent, the VIEs may not directly or indirectly accept any services that are identical or similar to the services provided by our WFOE under the respective exclusive technical support and services agreement from any third party. The VIEs agree to pay our WFOE a quarterly service fee, which is at our WFOE’s discretion. Our WFOE has the exclusive ownership of all the intellectual property rights created as a result of the performance of the exclusive technical support and services agreement to the extent permitted by applicable PRC law. During the term of the agreements, the VIEs shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of our WFOE. The exclusive technical support and services agreements will remain effective for ten years and will be renewed thereafter upon the written confirmation of our WFOE.

Agreement that provides us with the option to purchase the equity interests in and assets of the VIEs

Exclusive Option Agreements. On December 21, 2018, our WFOE entered into exclusive option agreements with our VIEs and their shareholders. Pursuant to the exclusive option agreements, each of the shareholders of the VIEs has irrevocably granted our WFOE an exclusive option to purchase, or have its designated third party to purchase, at its discretion, to the extent permitted under PRC law, all or part of his or its equity interests in the VIEs. Our WFOE or any third party designated by our WFOE may exercise such options at the price of RMB1.0, or such other price as agreed by WFOE and the VIE shareholders based on the then appraised value, if required by PRC Laws. Any proceeds received by the nominee shareholders from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted by the PRC law. The VIEs undertake that, without our WFOE’s prior written consent, they will not, among other things, (i) change their registered capital or shareholding structure, (ii) amend their articles of association, (iii) create any pledge or encumbrance on any of their assets, (iv) undertake any debt or enter into any material contract with an aggregate value (except in the ordinary course of business), or (v) merge with any other entity. In addition, the shareholders of the VIEs undertake that, without our WFOE’s prior written consent, they will not create any pledge or encumbrance on their equity interests in the VIEs, or transfer or otherwise dispose of their equity interests in the VIEs. The exclusive option agreements will remain effective until all equity interests in the VIEs have been transferred to our WFOE or its designated third party.

In the opinion of Global Law Office, our PRC legal counsel:

•                  the ownership structures of our VIEs in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

•                  the contractual arrangements between our Company, our WFOE, our VIEs and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If we or any of our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government deems that the contractual arrangements in relation to our VIEs and their subsidiary do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

D.                                    Property, Plant and Equipment

Our corporate headquarter is located in Shanghai, China. We lease an aggregate of approximately 7,040 square meters of office spaces in Shanghai, Jiaxing and Shaanxi from unrelated third parties under operating lease agreements, with a lease term from one year to three years. We do not hold any facilities of our own. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information—D. Risk Factors” or in other parts of this annual report on Form 20-F.

A.                                    Operating Results

Key Factors Affecting Our Results of Operations

Our results of operations and financial condition are affected by the general factors driving China’s chemical e-commerce industry, including, among others, (i) China’s overall economic growth, (ii) continued demand and price trends for chemicals and related products, (iii) business prospects of our customers and suppliers, (iv) growth of e-commerce, internet usage and the chemical e-commerce market penetration rate, (v) governmental policies and initiatives affecting the chemical industry and the e-commerce industry, and (vi) regulation on data collection and internet, as well as the other general factors affecting the chemical e-commerce industry in domestic and overseas markets. Unfavorable changes in any of these general industry conditions could negatively affect demand for our products and services and materially and adversely affect our results of operations.

The outbreak of COVID-19 has adversely affected our business operations and financial conditions. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.”

While our business is influenced by these general factors, our results of operations are more directly affected by company-specific factors, including the following major factors:

•                  Our ability to attract, maintain and expand our user base and user activity;

•                  Our ability to diversify and grow chemicals portfolio and services;

•                  Our ability to establish and maintain relationships with suppliers and service providers;

•                  Our ability to create value for participants in our ecosystem and increase monetization;

•                  Our ability to develop and leverage our technology capacities in a cost-effective manner;

•                  Our ability to control costs and expenses and improve efficiency; and

•                  Our ability to manage working capital.

Our ability to attract, maintain and expand our user base and user activity

We generate our profits primarily from the price difference between the purchase price and the sales price of the chemicals from our e-commerce business under our direct sales model. Therefore, the size and characteristics of our user base on our platform and the GMV the customers and suppliers generate significantly affect our revenue and results of operations. We monitor GMV under both direct sales and marketplace models as the indicator for the scale of each model and our Online Platform as well as the engagement of our customers and suppliers. Our user base has been expanding over the past few years. Our registered users increased from 132,869 by December 31, 2017 to 178,220 by December 31, 2018, and further increased to 229,980 by December 31, 2019. Our accumulated customers and suppliers increased from 65,983 and 31,171 by December 31, 2017 to 94,373 and 33,752 by December 31, 2018, and further increased to 116,291 and 35,456 by December 31, 2019, respectively. We need to continue to maintain a large and active customer and supplier base that conduct chemicals transactions on our Online Platform and use our comprehensive value-added services to improve our results of operations and monetization.

We devoted considerable resources to marketing activities and user traffic acquisition as we have grown our business. To achieve profitability, we must be able to retain and expand our user base and user activity in a cost-effective manner.

Our ability to diversify and grow chemicals portfolio and services

Our operation results are affected by the mix of chemicals and value-added services that we offer on our Online Platform. We currently derive our revenues primarily from the sale of chemicals on our Online Platform. We also earn commission fee from marketplace customers or suppliers who request our chemicals transaction services if the transaction we help match is completed. In addition, we have started to charge users of our SaaS suite to improve profitability and diversify our revenue stream.

Different products and services have different cost structures. The revenue contributions from our direct sales model, our marketplace model, our online membership services and the initiatives we recently launched have a major influence on our profitability. We plan to better manage the mix of our chemicals portfolio and service offerings in order to improve our profitability.

Our ability to establish and maintain relationships with suppliers and service providers

We rely on suppliers for sourcing chemicals and third-party service providers for value-added services. Our relationship with suppliers and service providers are essential to our e-commerce solutions. Our ability to provide a broad selection of chemicals and value-added services on our Online Platform at competitive and transparent prices depends on our ability to maintain good relationships with them. As we expand our business scale, we must maintain our strong relationships with suppliers and service providers to ensure chemicals and services supply.

Our ability to create value for participants in our ecosystem and increase monetization

Our operation results depend on our ability to create value for participants in our ecosystem and offer more monetization opportunities for them. We draw customers, suppliers and other service providers to our Online Platform because our ecosystem has established a closed-loop value chain driven by our intelligent matching systems, creating value for all participants in the ecosystem. Within such closed-loop ecosystem, we are able to utilize the resources of its participants and effectively direct demands and supplies, thus performing as a supply chain management hub to create a compelling value proposition to the participants.

As transaction volume continues to increase, our warehousing and logistics service providers and financing providers can execute more transactions in a timely and cost-effective manner, whereas our customers can have access to comprehensive services with competitive costs. We must achieve and increase monetization of our value-added services, including, among others, business intelligence services, financial solutions, and warehousing and logistics solutions. As we further enhance our technologies, we aim to create more value for the ecosystem participants, increasing their engagement and connection in our ecosystem, which we anticipate will create additional monetization venues for us to drive our revenue growth.

Our ability to leverage our technology capabilities in a cost-effective manner

We have incurred significant expenses in building our platform and developing capabilities in data analytics and AI technology. Our ability to leverage our technology capabilities to develop and enhance our platform and services in a cost-effective manner affects our revenue and results of operations. We expect to continue investing in research and development as we continue to develop and enhance our data analytics and AI technology capabilities, whereas we expect that such expenses will not increase sharply either in absolute terms or as a percentage of our total revenue as we leverage our knowledge engine and achieve more economies of scale.

Our ability to control costs and expenses and improve efficiency

Our cost of revenues represents primarily the purchase price of chemicals. As our business further grows in scale, we expect to obtain more favorable terms from suppliers, including pricing terms, credit period and volume-based rebates. In addition, we aim to create value for our suppliers, especially chemical companies, by providing an effective and transparent channel for selling of their products on our Online Platform and by offering them valuable business intelligence on market demand, customer preferences and supply chain information. We believe this value proposition will also help us deepen our relationships with suppliers, obtain favorable terms and reduce our procurement costs.

Our sales and marketing expenses are a significant contributor to our operating costs and expenses, and they primarily consist of salaries and travel expenses for sales and marketing personnel and advertising costs. We expect our sales and marketing expenses to remain substantial as we implement new business initiatives.

Our ability to manage working capital

Our ability to effectively control our working capital has affected and will continue to affect our cash flow from operations. We actively manage our trade receivables and our trade payables. We leverage our scale to negotiate attractive contractual terms with our customers, merchants and suppliers.

Key Line Items and Specific Factors Affecting Our Results of Operations

Net revenues

Our net revenues are primarily generated from sales of chemicals under direct sales model, provision of chemical trading matching service under marketplace model and provision of online membership services. Currently, substantially all of our net revenues are derived from sales of chemicals under direct sales model. Under direct sales model, we generally acquire chemicals from suppliers after the customers place an order and sell them directly to customers primarily through our Online Platform. We also generate revenues from chemical trading under marketplace model, online membership service and recently financial solutions, which represented immaterial portion of our net revenues for the years ended December 31, 2017, 2018 and 2019.

The following table sets forth the components of our net revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net Revenues:
Chemical trading—direct sales model	4,199,661	99.9	9,045,458	99.9	13,167,719	1,891,424	99.7
Chemical trading—marketplace model	972	0.0	4,387	0.1	26,513	3,808	0.2
Online membership service	1,274	0.1	3,421	0.0	10,650	1,530	0.1
Financial service	—	—	—	—	917	132	0.0
Others	—	—	—	—	1,516	218	0.0
Total revenues	4,201,907	100.0	9,053,266	100.0	13,207,315	1,897,112	100.0

Chemical trading—direct sales model. We generate a substantial majority of our net revenues from chemical trading under our direct sales model. We generally acquire chemicals from suppliers after the customers place an order and sell them directly to customers primarily through our Online Platform as well as handle the delivery of the chemicals.

Chemical trading—marketplace model. Our chemical trading under marketplace model provide an integrated supplier-customer matching system, directing demands and supplies in a cost-effective manner. We generate revenue by charging commission fees, the amount of which is at our discretion for the periods presented, upon the completion of our matching services.

Online membership service. We generate revenue from the service fees charged to our online members in relation to the membership services, including advertising services and market updates. The service provided to the online members are unique and member-specific with no other alternative use. We typically charge a fixed amount for the service subscribed over the membership term.

Financial service. We cooperate with banks and non-bank financial institutions to provide financial solutions to certain customers and suppliers who use our Online Platform. We charge a fixed fee for the facilitation service provided among the customers, suppliers and the banks and non-bank financial institutions and the guarantees provided on the loan repayments as stipulated in the purchase agreements for the underlying chemicals transactions.

We expect our business to be affected by COVID-19 and its impact on economic climate and business conditions, although we are unable to provide an accurate account of its effect as of the date of this annual report. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.”

Costs of revenues

Our costs of revenues represent the cost of chemicals that we sold.

Gross margin

Our gross margin is mainly affected by the selling price, chemical sales volume and the cost of chemicals. The following table sets forth our gross profit and gross margin for each of the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	(RMB in thousands, except for percentage data)
Gross profit	50,234	80,169	100,773
Gross margin	1.2%	0.9%	0.8%

Operating expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, research and development expenses, allowance for doubtful accounts and impairment for long-term investment. The following table sets forth the components of our operating expenses by amounts and percentages of operating expenses for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Operating expenses:
Sales and marketing expenses	(64,962)	45.9	(103,293)	32.7	(108,858)	(15,636)	37.1
General and administrative expenses	(41,718)	29.5	(173,872)	55.0	(104,471)	(15,007)	35.7
Research and development expenses	(18,608)	13.2	(36,889)	11.7	(45,038)	(6,469)	15.4
Allowance for doubtful accounts	(14,677)	10.4	(1,907)	0.6	(34,618)	(4,972)	11.8
Impairment for long-term investment	(1,450)	1.0	—	—	—	—	—
Total operating expenses	(141,415)	100.0	(315,961)	100.0	(292,985)	(42,084)	100.0

Sales and marketing expenses. Our sales and marketing expenses consist primarily of (i) salaries and travel expenses for sales and marketing personnel, including share-based compensation, if and when granted to employees, (ii) shipping and other handling costs in relation to the warehousing and logistics solutions attributable to the purchase and warehousing of inventories as well as packaging and preparation for shipment, and (iii) advertising costs. We expense all sales and marketing expenses as incurred.

We expect our sales and marketing expenses to increase in absolute terms as we hire additional sales and marketing personnel, expand our business and engage in more sales and marketing activities.

General and administrative expenses. Our general and administrative expenses consist primarily of (i) salaries and benefits for general and administrative personnel, including share-based compensation, if and when granted to employees, (ii) office-related expenses, and (iii) agency services fees in relation to our IPO. We expense all general and administrative expenses as incurred.

Research and development expenses. Our research and development expenses consist primarily of salaries and benefits for research and development personnel, including share-based compensation, if and when granted to employees. To a lesser extent, our research and development expenses also consist of rental expenses incurred for the development of, enhancement to, and maintenance of our technology infrastructure to support our business operations, which currently represented immaterial portion of our total research and development expenses. We expense all research and development expenses as incurred.

Allowance for doubtful accounts. Our allowance for doubtful accounts consists primarily of debts recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors.

Taxation

We are subject to various rates of income tax under different jurisdictions. The following summarizes major factors affecting our applicable tax rates in the Cayman Islands, Hong Kong and China.

Cayman Islands

According to Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel, the Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

Hong Kong

Our subsidiary incorporated in Hong Kong, Molecular Data (HK) Limited, is subject to Hong Kong profits tax of 16.5% on its activities conducted in Hong Kong. Additionally, upon payments of dividends by the Company to its shareholders, no Hong Kong withholding tax will be imposed.

China

Generally, Our PRC subsidiaries, the VIEs and their subsidiaries are subject to corporate income tax on their taxable income in China at a statutory income tax rate of 25%. The corporate income tax is calculated based on the corporate’s global income as determined under PRC tax laws and accounting standards.  Shanghai MOLBASE reapplied for “High and New Technology Enterprises,” or HNTE, certificate in 2019 and the approval was obtained on January 10, 2020, therefore it is subject to a preferential tax rate of 15% for the fiscal years ended December 31, 2019 to 2021 to the extent it has taxable income under the PRC Enterprise Income Tax Law. In addition, we are subject to value-added tax at a rate of 6%, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding company in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If our Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. Effective from November 1, 2015, the above mentioned approval requirement has been abolished, but a Hong Kong entity is still required to file an application package with the relevant tax authority, and settle the overdue taxes if the preferential 5% tax rate is denied based on the subsequent review of the application package by the relevant tax authority. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may not be able to obtain certain benefits under the relevant tax treaty on dividends paid by our PRC subsidiaries to us through our Hong Kong subsidiary.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders or ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our net revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2017		2018		2019
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Net revenues	4,201,907	100.0	9,053,266	100.0	13,207,315	1,897,112	100.0
Cost of revenues	(4,151,673)	(98.8)	(8,973,097)	(99.1)	(13,106,542)	(1,882,637)	(99.2)
Gross profit	50,234	1.2	80,169	0.9	100,773	14,475	0.8
Operating expenses:
Sales and marketing (1)	(64,962)	(1.5)	(103,293)	(1.1)	(108,858)	(15,636)	(0.8)
General and administrative (1)	(41,718)	(1.0)	(173,872)	(1.9)	(104,471)	(15,007)	(0.8)
Research and development (1)	(18,608)	(0.4)	(36,889)	(0.4)	(45,038)	(6,469)	(0.3)
Allowance for doubtful accounts	(14,677)	(0.4)	(1,907)	(0.1)	(34,618)	(4,972)	(0.3)
Impairment for long-term investment	(1,450)	(0.1)	—	—	—	—	—
Total operating expenses	(141,415)	(3.4)	(315,961)	(3.5)	(292,985)	(42,084)	(2.2)
Operating loss	(91,181)	(2.2)	(235,792)	(2.6)	(192,212)	(27,609)	(1.5)
Interest expenses, net	(16,828)	(0.4)	(19,049)	(0.2)	(4,368)	(627)	(0.0)
Foreign exchange (loss) gain	(552)	(0.0)	(3,033)	(0.0)	185	27	0.0
Other income, net	754	0.0	3,235	0.0	3,311	475	0.0
Loss before income taxes	(107,807)	(2.6)	(254,639)	(2.8)	(193,083)	(27,734)	(1.5)
Income tax expense	—	—	—	—	(465)	(67)	(0.0)
Net loss	(107,807)	(2.6)	(254,639)	(2.8)	(193,548)	(27,801)	(1.5)

Note:

(1)         Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Sales and marketing expenses	—	7,942	6,860	985
General and administrative expenses	—	109,956	28,773	4,133
Research and development expenses	—	6,124	3,359	483
Total	—	124,022	38,992	5,601

Year ended December 31, 2019 compared to year ended December 31, 2018

Net revenues

Our net revenues increased by 45.8% from RMB9.1 billion for the year ended December 31, 2018 to RMB13.2 billion (US$1.9 billion) for the year ended December 31, 2019. The increase was primarily due to our efforts to diversify our product offerings and an increase in overall GMV. The overall GMV increased by 50.3% from RMB169.7 billion in 2018 to RMB255.1 billion in 2019.

Net revenues from direct sales model increased by 45.6% from RMB9.0 billion for the year ended December 31, 2018 to RMB13.2 billion (US$1.9 billion) for the year ended December 31, 2019. The increase in net revenues from chemical trading under direct sales model was primarily due to an increase in total number of users and customers, an increase in overall GMV, and the expansion of chemical product categories and value-added services.

Net revenues from marketplace model increased significantly from RMB4.4 million for the year ended December 31, 2018 to RMB26.5 million (US$3.8 million) for the year ended December 31, 2019. The increase in net revenues from chemical trading under marketplace model was primarily due to the increased customer engagement on the platform because the company has provided more value-added services to the customers.

Net revenues for online membership service increased by 211.3% from RMB3.4 million for the year ended December 31, 2018 to RMB10.7 million (US$1.5 million) for the year ended December 31, 2019. The increase in net revenues from online membership service was primarily due to the increased number of users signing up for the online membership services.

Net revenues for financial service was RMB0.9 million (US$0.1 million) in the year ended December 31, 2019, compared to nil in the year ended December 31, 2018, as we commenced monetizing on financial service in July 2019.

Cost of revenues

Our cost of revenues increased by 46.1% from RMB9.0 billion for the year ended December 31, 2018 to RMB13.1 billion (US$1.9 billion) for the year ended December 31, 2019. The increase was primarily due to the increase in the purchase volume of chemicals, which was in line with the growth of our net revenues.

Gross profit and gross margin

As a result of the foregoing, our gross profit was RMB100.8 million (US$14.5 million) for the year ended December 31, 2019, as compared to RMB80.2 million for the year ended December 31, 2018. Our gross margin decreased slightly from 0.9% for the year ended December 31, 2018 to 0.8% for the year ended December 31, 2019 due to a larger amount of basic chemicals that were procured by new users on the platform which have relatively lower gross margin.

Operating expenses

Our total operating expenses decreased by 7.3% from RMB316.0 million for the year ended December 31, 2018 to RMB293.0 million (US$42.1 million) for the year ended December 31, 2019, primarily due to a RMB69.4 million (US$10.0 million) decrease in general and administrative expenses, partially offset by a RMB32.7 million (US$4.7 million) increase in allowance of doubtful accounts, a RMB8.1 million (US$1.2 million) increase in research and development expenses and a RMB5.6 million (US$0.8 million) increase in sales and marketing expenses.

Sales and marketing expenses. Our sales and marketing expenses increased by 5.4% from RMB103.3 million for the year ended December 31, 2018 to RMB108.9 million (US$15.6 million) for the year ended December 31, 2019, primarily due to a RMB16.3 million (US$2.3 million) increase in compensation for sales personnel, partly offset by a RMB14.6 million (US$2.1 million) decrease in advertising expenses.

General and administrative expenses. Our general and administrative expenses decreased by 39.9% from RMB173.9 million for the year ended December 31, 2018 to RMB104.5 million (US$15.0 million) for the year ended December 31, 2019, primarily due to a RMB81.2 million (US$11.7 million) decrease in share-based compensation for administrative personnel, partly offset by an RMB8.1 million (US$1.2 million) increase in advisory fees.

Research and development expenses. Our research and development expenses increased by 22.1% from RMB36.9 million for the year ended December 31, 2018 to RMB45.0 million (US$6.5 million) for the year ended December 31, 2019, primarily due to a RMB8.4 million (US$1.2 million) increase in compensation for R&D personnel.

Allowance for doubtful accounts. Our allowance of doubtful accounts increased from RMB1.9 million for the year ended December 31, 2018 to RMB34.6 million (US$5.0 million) for the year ended December 31, 2019, primarily due to our business expansion and temporary operational difficulties experienced by some of our customers.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB192.2 million (US$27.6 million) for the year ended December 31, 2019, as compared to operating loss of RMB235.8 million for the year ended December 31, 2018.

Interest expenses, net

We had net interest expenses of RMB4.4 million (US$0.6 million) for the year ended December 31, 2019, as compared to RMB19.0 million for the year ended December 31, 2018, primarily due to the decrease in the loan amount incurred.

Other income, net

We had net other income of RMB3.3 million (US$0.5 million) and RMB3.2 million for the year ended December 31, 2019 and 2018, respectively.

Net loss

As a result of the foregoing, we incurred a net loss of RMB193.5 million (US$27.7 million) for the year ended December 31, 2019, as compared to a net loss of RMB254.6 million for the year ended December 31, 2018.

Year ended December 31, 2018 compared to year ended December 31, 2017

Net revenues

Our net revenues increased by 115.5% from RMB4.2 billion in 2017 to RMB9.1 billion in 2018. The increase was primarily due to our efforts to diversify our product offerings and an increase in transacting customers under direct sales model from 3,436 in 2017 to 4,032 in 2018, as we expanded our business. We acquired 2,244 and 3,632 new customers under the direct sales model in 2017 and 2018, and such new customers contributed 9,913 and 17,606 transaction orders over the corresponding year, respectively.

Net revenues from direct sales model increased by 115.4% from RMB4.2 billion in 2017 to RMB9.0 billion in 2018. The increase in net revenues from direct sales model was primarily due to the increase in our total number of users, customers and suppliers, our expansion of chemical product categories, and the introduction of our value-added services.

Net revenues from marketplace model increased by 351.3% from RMB1.0 million in 2017 to RMB4.4 million in 2018. The increase in net revenues from marketplace model was primarily due to our efforts to diversify the services offering and the popularity of our chemical trading services under marketplace model.

Net revenues for online membership service increased by 168.5% from RMB1.3 million in 2017 to RMB3.4 million in 2018. The increase in net revenues from online membership service was primarily due to the increased members using our online marketing services as we expand our online member base and diversify our services offerings.

Cost of revenues

Our cost of revenues increased by 116.1% from RMB4.2 billion in 2017 to RMB9.0 billion in 2018. The increase was primarily due to the significant increase in the purchase volume of chemicals, which was in line with the growth of our net revenues.

Gross profit and gross margin

As a result of the foregoing, our gross profit was RMB80.2 million, representing a gross margin of 0.9%, in 2018, as compared to RMB50.2 million, representing a gross margin of 1.2%, in 2017. The decrease in gross margin over those periods was due to our strategy of diversifying our product offerings and expanding our business coverage, most of which tend to have relatively low margin, in order to gain market share and strengthen our market position.

Operating expenses

Our total operating expenses increased by 123.4% from RMB141.4 million in 2017 to RMB316.0 million in 2018, as substantially all of the components of operating expenses increased due to our business growth, the development and introduction of new technology and the expansion of our supplier and customer base.

Sales and marketing expenses. Our sales and marketing expenses increased by 59.0% from RMB65.0 million in 2017 to RMB103.3 million in 2018. The increase was primarily due to increase in (i) advertising costs, (ii) share-based compensation expenses, and (iii) salaries and travel expenses for sales and marketing personnel. Our advertising costs increased from RMB2.9 million in 2017 to RMB25.3 million in 2018 as we devoted more resources into our marketing efforts to enhance our brand and attract customers and suppliers. We recorded share-based compensation expenses of RMB7.9 million in 2018 due to the grants of share incentive awards in November 2018 as compared to nil in 2017. Our salaries and travel expenses for sales and marketing personnel increased from RMB42.6 million in 2017 to RMB47.5 million in 2018 mainly due to an increase in our sales and marketing personnel headcount, and, to a lesser extent, the improvement of their sales achievement. The headcount of our sales and marketing personnel increased from 170 as of December 31, 2017 to 209 as of December 31, 2018.

General and administrative expenses. Our general and administrative expenses increased by 316.8% from RMB41.7 million in 2017 to RMB173.9 million in 2018, primarily due to the increase in (i) share-based compensation expenses, and (ii) salaries and benefits for general and administrative personnel. We recorded share-based compensation expenses of RMB110.0 million in 2018 due to the grants of share incentive awards in November 2018, as compared to nil in 2017. Our salaries and benefits for general and administrative personnel increased from RMB21.0 million in 2017 to RMB34.8 million in 2018 mainly due to an increase in our general and administrative personnel headcount, including certain high-level personnel, as the scale of our business grew. The headcount of our general and administrative personnel increased from 32 as of December 31, 2017 to 48 as of December 31, 2018.

Research and development expenses. Our research and development expenses increased by 98.2% from RMB18.6 million in 2017 to RMB36.9 million in 2018, primarily due to the increase in our research and development personnel headcount, which increased from 63 as of December 31, 2017 to 81 as of December 31, 2018.

Allowance for doubtful accounts. Our allowance for doubtful accounts decreased by 87.0% from RMB14.7 million in 2017 to RMB1.9 million in 2018, primarily due to the decrease in accounts receivable in relation to troubled accounts as we enhanced management efforts to our business.

Operating loss

As a result of the foregoing, we incurred operating loss of RMB235.8 million in 2018, as compared to operating loss of RMB91.2 million in 2017.

Interest expenses, net

We had net interest expenses of RMB19.0 million in 2018, as compared to RMB16.8 million in 2017, primarily due to the increase in the loan amount incurred.

Foreign exchange loss

We had foreign exchange loss of RMB3.0 million in 2018, as compared to RMB0.6 million in 2017, primarily due to the depreciation of Renminbi against the U.S. dollar.

Other income, net

We had net other income of RMB3.2 million in 2018, as compared to RMB0.8 million in 2017.

Net loss

As a result of the foregoing, we incurred a net loss of RMB254.6 million in 2018, as compared to a net loss of RMB107.8 million in 2017.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.

Principles of consolidation

The consolidated financial statements include the financial statements of our company, our subsidiaries, our VIEs and the subsidiary of our VIEs. All significant inter-company transactions and balances between our company, our subsidiaries, our VIEs and subsidiary of our VIEs have been eliminated upon consolidation.

Revenue recognition

Effective January 1, 2017, we elected to early adopt the requirements of Accounting Standards Update (ASU) 2014-09, Revenue from contracts with Customers (Topic 606) using the full retrospective method. Our revenues are primarily derived from sales of chemicals through direct sales model, provision of matching service through marketplace model and provision of online membership services. Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services under Topic 606.

Chemical trading—direct sales model

We sell chemicals to customers through our Online Platform or sales representatives. Sales contracts are entered into with each individual customer. We are the principal under the direct sales model as we control the chemicals with the ability to direct the use of, and obtain substantially all the remaining benefits from the chemicals before selling to our customers. We have a single performance obligation to sell chemicals to the customers. We estimate the amount of variable consideration including sales return using the expected value method and includes variable consideration in the transaction price to the extent that it is probable that a significant reversal will not occur. Revenue for chemical trading under direct sales model is recognized at a point in time when the single performance obligation is satisfied when the chemicals are delivered to the customer.

Chemical trading—marketplace model

We match suppliers and customers through our vendor-supplier matching recommendation system. We charge a commission fee to either the supplier or customer, depending on which party requests the matching services based on the commission agreements signed. We have a single performance obligation to provide the matching service. As we are a service provider and do not control the goods prior to transfer to the customer, we recognize commission fee as an agent on a net basis. We estimate the amount of variable consideration including payment contingent on product delivery to customer using the most likely amount method and includes in the transaction price to the extent that it is probable that a significant reversal will not occur. Revenue for chemical trading under marketplace model is recognized at a point in time when the performance obligation is satisfied upon the completion of the matching service.

Online membership service

We provide access to the users who subscribed for our online membership service to upload their product information on our Online Platform for promotion purposes and to attend the online trainings and marketing activities organized by us during the membership period. We typically charge a fixed fee over the membership period. We have a single performance obligation to stand ready to perform the membership services during the membership period. As our members simultaneously receive and consume the benefits provided by our performance, revenue for online membership service is recognized ratably over the contract period.

Financial service

Starting from July 2019, we enter into financial service contracts with our suppliers, customers, and financing providers, including banks and non-bank financial institutions, to facilitate lending arrangements between the financing providers and the customers and suppliers who use our online platforms. In addition to the loan facilitation service, we provide guarantee to the financing providers on the loan repayments. The guarantees are within the scope of ASC 460, Guarantees. We typically charge our customers and suppliers a fixed fee based on a percentage of the loan amount for the facilitation service and the guarantee. We first allocate the transaction price to the guarantee obligation at fair value and allocates the remaining transaction price to the facilitation service under ASC 606. We recognize revenue generated from the facilitation service when we successfully match the customers or suppliers with the financing providers. We amortize the guarantee obligation into revenue outside the scope of ASC 606 as we are released from risk under the guarantee. We subsequently account for the contingent loss arising from the guarantee arrangement in accordance with ASC 450, Contingencies.

The transaction price allocated to guarantee obligation and the subsequent contingent loss were historically immaterial. The maximum potential undiscounted future payments which we would be required to make under our guarantee obligation were RMB16.8 million, RMB26.4 million and RMB39.7 million (US$5.7 million) as of December 31, 2017, 2018 and 2019, respectively.

When we perform by transferring goods or services to a customer before the customer pays consideration or before payment is due, and the right to consideration is conditioned only on the passage of time, we recognize an “unbilled receivables” on the consolidated balance sheets. Contract assets, which arise when revenue is recognized prior to invoicing and the right to the amount due from customers is conditioned on something other than the passage of time, such as the completion of a related performance obligation, were nil as of December 31, 2018 and 2019. When a customer pays consideration before we transfer goods or services, we record the obligation as contract liability, which is classified as “deferred revenue.”

Income taxes

We follow the liability method of accounting for income taxes in accordance with ASC 740 Accounting for Income Taxes, or ASC 740, to account for uncertainty in income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. We record a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portion, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

We evaluate our uncertain tax positions using the provision of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements. We recognize in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is our policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

Share-based compensation

We apply ASC 718, Compensation—Stock Compensation, or ASC 718, to account for our employee share-based payments. In accordance with ASC 718, we determine whether an award should be classified and accounted for as a liability award or an equity award. All of our share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards with only service conditions, we have elected to recognize compensation expense using the accelerated method for the awards that have a graded vesting location. We adopted Accounting Standard Update (ASU) ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting and elected to account for forfeitures as they occur.

Fair value of our ordinary shares

Prior to our IPO, we had been a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates in order to determine the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees. The fair value of share options was determined using the binominal option valuation model, with the assistance from an independent third-party valuation firm. Estimates will not be necessary to determine the fair value of new awards once the American depositary shares underlying our ordinary shares begin trading.

The following table sets forth the fair value of our ordinary shares estimated taking into account independent valuation advice:

Date of Valuation	Fair Value Per Share (US$)	Discount of Lack of Marketability (DLOM)	Discount Rate
November 27, 2018	0.97	17.00%	20.00%
December 13, 2019	1.83	5.00%	17.00%

The assumptions used to estimate the fair value of the share options granted to employees are as follows:

For the year ended December 31, 2019
Risk-free interest rate(1)	1.95%~1.96%
Expected volatility(2)	56.21%~56.25%
Suboptimal early exercise multiple(3)	2.8
Expected post-vesting forfeiture rate	5.00%
Fair value per ordinary share(4)	US$1.83

Notes:

(1)         The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant.

(2)         Expected volatility is estimated based on historical volatilities of several comparable companies.

(3)         The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees.

(4)         The estimated fair value of the ordinary shares at the grant date, was determined with the assistance from an independent third-party valuation firm.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2 to our consolidated financial statements pursuant to Item 17 of Part III of this annual report.

B.                                    Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(186,703)	(134,636)	(95,821)	(13,764)
Net cash used in investing activities	(3,982)	(2,242)	(1,820)	(262)
Net cash generated from financing activities	262,849	37,333	149,399	21,460
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	(561)	(80)
Net increase / (decrease)in cash and cash equivalents	72,164	(99,545)	51,197	7,354
Cash, cash equivalents and restricted cash at beginning of the year	33,858	106,022	6,477	930
Cash, cash equivalents and restricted cash at end of the year	106,022	6,477	57,674	8,284

We have financed our operating and investing activities through cash generated by historical equity financing activities. As of December 31, 2017 and 2018 and December 31, 2019, our cash and cash equivalents were RMB38.5 million, RMB6.5 million and RMB15.2 million (US$2.2 million), respectively. Our cash and cash equivalents primarily consist of cash on hand and bank deposits, which are unrestricted as to withdrawal or use.

We are at the early stage of our monetization and therefore have incurred significant losses and negative net cash flows used in operating activities in the past. Prior to COVID-19 outbreak, we had been rapidly growing and we believe our enhanced ability to expand business coverage and maintain a large user base has resulted in improved monetization in 2017, 2018 and 2019. As our business continues to evolve, the trend of our net revenues and cash flows used in operating activities we have experienced in the past may not apply to, or be indicative of, our future operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry— Our business has been and is likely to continue to be materially adversely affected by the outbreak of COVID-19 in China.” We will further implement the following initiatives to enhance revenue growth, margin improvements and financing capabilities: (i) to continue to expand the scale of our business and transaction volume completed on our Online Platform to generate more revenues and achieve increased economies of scale, (ii) to utilize our market position and the stickiness of our customers, suppliers and users to increase our gross profit, which, combined with the increased economies of scale, could result in gross margin improvement, (iii) to continue to invest in and develop new products, services and features for our Online Platform and ecosystem, and (iv) to further explore the possibilities to cooperate with financial institutions for financing options. While the uncertainties related to the successful implementation of the foregoing initiatives could impact our ability to achieve net profitability and positive cash flows in the near term, we believe they will improve our results of operations, increase cash flows and create shareholder value over the long-term.

We believe that our current cash and cash equivalents, our investments in bonds issued by L. R. Capital Property Investment Limited which can be redeemed for cash and potential debt and equity financing will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We plan to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We have entered into several credit facility agreements with two banks in the first half of 2020. We are discussing additional debt and equity financing with certain parties, and there is no guarantee that discussions will come to fruition. The issuance and sale of additional equity, if any, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We had short-term borrowings of RMB13.7 million (US$2.0 million) as of December 31, 2019, which represented Renminbi-denominated borrowings obtained from financial institutions with repayment terms of less than three months. The outstanding amount as of December 31, 2019 bore weighted average interest rate of 10.0% per annum. We also had loans from certain related parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with our Shareholders and Affiliates.”

As of December 31, 2019, substantially all of our cash and cash equivalents were held in China, and 22.3% were held by our VIEs and denominated in Renminbi. Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In March 2020, we entered into a credit facility agreement with a commercial bank in China, which gives us a total facility of RMB20.0 million with a term of one year. As of the date of this annual report, we have drawn down all available amount from this facility, at an annual interest rate of 3.05%. In June 2020, we entered into another credit facility agreement with a commercial bank in China, which gives us a total facility of approximately RMB9.9 million with a term of three months. As of the date of this annual report, we have drawn down all available amount from this facility, at an annual interest rate of 4.35%.

In December 2019, we raised from our initial public offering  US$55.4 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us. In utilizing the proceeds we received from our IPO, we may make additional capital contributions to our PRC subsidiaries, establish new PRC subsidiaries and make capital contributions to these new PRC subsidiaries, make loans to our PRC subsidiaries, or acquire offshore entities with operations in China in offshore transactions. However, most of these uses are subject to PRC regulations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent us from using the proceeds of our IPO to make loans to or make additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds—Use of Proceeds.”

We expect that substantially all of our future revenues will be denominated in Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiary is allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future.

Operating activities

Net cash used in operating activities in 2019 was RMB95.8 million (US$13.8 million), as compared to net loss of RMB193.5 million (US$27.8 million) in 2019. The differences was primarily due to (i) an increase in accounts payable of RMB206.2 million (US$29.6 million), (ii) an increase in accrued expenses and other liabilities of RMB79.8 million (US$11.5 million), (iii) a decrease in prepayments and other current assets of RMB53.4 million (US$7.4 million), (iv) a non-cash adjustment in share-based compensation expenses of RMB39.0 million (US$5.6 million), and (v) a non-cash adjustment in allowance for doubtful accounts of RMB34.6 million (US$5.0 million). This was partially offset by (i) an increase in notes receivables of RMB122.1 million (US$17.5 million), (ii) a decrease in amounts due to related parties of RMB114.8 million (US$16.5 million), (iii) an increase in unbilled receivables of RMB52.5 million (US$7.5 million), and (iv) a decrease in deferred revenue of RMB46.3 million (US$6.6 million).

Net cash used in operating activities in 2018 was RMB134.6 million, as compared to net loss of RMB254.6 million in 2018. The differences was primarily due to (i) a non-cash adjustment in share-based compensation of RMB124.0 million, (ii) an increase in deferred revenue of RMB108.6 million, (iii) a decrease in accounts receivables, unbilled receivables and inventories of RMB43.7 million, (iv) an increase in accounts payable of RMB14.0 million, and (v) an increase in accrued expenses and other liabilities of RMB12.7 million, including VAT and other tax payable, and was partially offset by (i) an increase in prepayments and other current assets of RMB144.8 million primarily due to an increase in prepayments to suppliers, and (ii) an increase in amounts due to related parties of RMB48.9 million primarily due to our Restructuring. The foregoing changes in working capital described were primarily attributable to growth of our business.

Net cash used in operating activities in 2017 was RMB186.7 million, as compared to net loss of RMB107.8 million in 2017. The difference was primarily due to (i) a decrease in deferred revenue of RMB103.3 million, and (ii) a decrease in accounts payable of RMB26.5 million, and was partially offset by (i) a decrease in prepayment and other current assets of RMB23.5 million, (ii) a decrease in accounts receivables of RMB15.2 million. The principal non-cash item affecting the difference between our net loss and our net cash used in operating activities in 2017 was allowance for doubtful accounts of RMB14.7 million.

Investing activities

Net cash used in investing activities was RMB1.8 million (US$0.3 million) in 2019, which was attributable to purchases of intangible assets of RMB1.0 million (US$0.1 million) and property and equipment of  RMB0.9 million (US$0.1 million).

Net cash used in investing activities was RMB2.2 million in 2018, which was primarily attributable to purchases of intangible assets of RMB1.8 million.

Net cash used in investing activities was RMB4.0 million in 2017, which was attributable to payments for long-term investments of RMB2.1 million, purchases of intangible assets of RMB1.4 million and purchase of property and equipment of RMB0.5 million.

Financing activities

Net cash generated from financing activities was RMB149.4 million (US$21.5 million) in 2019, which was attributable to proceeds from other borrowings of RMB102.9 million (US$14.8 million) and proceeds from loan from related parties of RMB88.9 million (US$12.8 million), partially offset by repayment of other borrowings of RMB41.6 million (US$6.0 million).

Net cash generated from financing activities was RMB37.3 million in 2018, which was primarily attributable to proceeds from other borrowings of RMB712.8 million, proceeds from loan from related parties of RMB167.0 million and proceeds from capital contribution of RMB69.9 million, partially offset by repayment of other borrowings of RMB833.2 million and repayment of loan to related parties of RMB72.4 million.

Net cash generated from financing activities was RMB262.8 million in 2017, which was primarily attributable to proceeds from other borrowings of RMB1.1 billion, proceeds from capital contribution of RMB180.0 million and proceeds from loan from related parties of RMB55.1 million, primarily offset by repayment of other borrowings of RMB975.0 million and repayment of loan to related parties of RMB72.9 million.

Capital expenditures

Our capital expenditures were RMB1.9 million, RMB2.2 million and RMB 1.8 million (US$0.3 million) in 2017, 2018 and 2019, respectively. We currently do not have any material commitment for capital expenditures outside of our ordinary course of business. We intend to fund our future capital expenditures with our existing cash balance, including proceeds from our IPO. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

Molecular Data Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our PRC subsidiaries, our VIEs and their subsidiaries. As a result, Molecular Data Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. If any of our existing or newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our PRC subsidiaries, our VIEs and their subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, our PRC subsidiaries, our VIEs and their subsidiaries may allocate a portion of their after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.                                    Research and Development, Patents and Licenses, Etc.

See “Item 4. Information On the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.                                    Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.                                    Off-balance Sheet Arrangements

In January 2019, we, together with Dr. Dongliang Chang and Shanghai Biotech entered into an agreement with a bank institution to modify certain terms and conditions of an existing loan agreement between such bank institution and Shanghai Biotech due to the Restructuring we undertook in 2018. Pursuant to the amended agreement, Shanghai Biotech agreed to pay the bank institution a fee calculated using a predetermined formula based on the average market price of the shares during the three-month period starting from the six months following the completion of the our IPO. We and Dr. Dongliang Chang provided a joint guarantee on the payment of this contingent fee by Shanghai Biotech to the bank institution.

Except for the agreement mentioned above, we have not entered into any material financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.                                     Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payment due by December 31,
	Total	2020	2021	2022	2023	2024 and Thereafter
	(RMB in thousands)
Operating lease obligations	3,272	3,272	—	—	—	—
Purchase obligations	106,535	106,535	—	—	—	—
Amounts due to related parties (1)	33,453	—	33,453	—	—	—
Total	143,260	109,807	33,453	—	—	—

Note:

(1)         Amounts due to related parties refers to cash funding support from related parties to us. For more information, see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with our Shareholders and Affiliates.”

Other than as shown above, we did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2019.

G.                                   Safe Harbor

See “Forward-Looking Statements” on page 1 of this annual report.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.                                    Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dongliang Chang	44	Founder and Chairman of Board of Directors
Zheng Wang	51	Director and Chief Executive Officer
Dawei Ma	56	Independent Director
Ning Zhu	46	Independent Director
Yanbin Wang	45	Independent Director
Zhaohong Li	51	Chief Financial Officer
Qiaoqiao Sun	40	Co-Chief Financial Officer
Li Li	35	Co-founder and Vice President

Dr. Dongliang Chang is our founder and has served as the chairman of our board of directors since our inception. Dr. Chang is a renowned expert in biochemistry and has been instrumental to the growth and success of our Company. His research focuses on organic synthesis, bio-informatics, heterocyclic intermediates, bio-catalysis and published more than 30 articles at reputable publishers, including, among others, Biocatalysis and Biotransformation, The Journal of Organic Chemistry and Chemical Communications, and received 11 patents. Dr. Chang received his doctorate degree from Swiss Federal Institute of Technology in biotechnology in 2004.

Dr. Zheng Wang has served as our chief executive officer since 2018 and our director since October 2019. Dr. Wang has more than 20 years’ experience in operation management. Prior to joining us, Dr. Wang served as the chief executive officer of XinQi Biotechnology Inc. from 2006 to 2012. From 2001 to 2006, he served as the supervisor of China Investment Group, a South Korean company. Dr. Wang received his bachelor’s degree, master’s degree and doctorate degree from Shanghai Second Medical University in 1991, 1998 and 2001, respectively.

Dr. Dawei Ma started to serve as our independent director since December 2019. Dr. Ma is currently research professor of Shanghai Institute of Organic Chemistry and an associate editor of Journal of Organic Chemistry. He also holds the board chairman position of Zhejiang CE Pharm, a start-up company to develop new technologies for manufacturing drug intermediates. Prior to that, Dr. Ma served as the director of the State Key Laboratory of Bioorganic and Natural Products Chemistry of Shanghai Institute of Organic Chemistry from 2001 to 2010. Dr. Ma has been appointed as research professor at Shanghai Institute of Organic Chemistry since 1995. Dr. Ma received his bachelor’s degree in chemistry from Shandong University in 1984 and doctorate degree from Shanghai Institute of Organic Chemistry in 1989, and was a postdoctoral scholar at Mayo Clinic of University of Pittsburgh.

Dr. Ning Zhu started to serve as our independent director since December 2019. Dr. Zhu has been a professor of finance and the deputy dean of Shanghai Advanced Institute of Finance of Shanghai Jiaotong University since January 2010. Prior to that, Dr. Zhu was a tenured professor of finance at University of California from 2003 to January 2010. Dr. Zhu is also an independent non-executive director of China Huarong Asset Management Co., Ltd. Dr. Zhu received his bachelor’s degree in international finance from Peking University in 1997, master’s degree in management from Cornell University in 1999, and doctorate degree in finance from Yale University in 2003.

Mr. Yanbin Wang started to serve as our independent director since May 2020. Mr. Wang is currently a senior vice president overseeing North Asia business at Borouge Pte. Ltd., a leading company in plastics industry. Prior to that, Mr. Wang held various management and finance positions in AkzoNobel, a leading Paint and Coatings company from June 2002 to November 2019. From July 1997 to July 2000, Mr. Wang worked at assurance service department of KPMG in Shanghai. Mr. Wang received his bachelor’s degree in material science from Fudan University in 1997 and MBA degree from Boston University in 2002.

Mr. Zhaohong Li has served as our chief financial officer since April 2019. He has served as a director of Harvest Year Asia Ltd since 2017. He was the vice president of Xinyuan Holding Co., Ltd and the chief financial officer of the technology group of Xinyuan Group in 2018 and the deputy director of investment department of Cross-strait Tsinghua Research Institute from 2017 to 2018. Prior to that, Mr. Li served as the senior director at China International Marine Containers Group Ltd. from 2015 to 2016. From 2011 to 2015, he served as the head of China at 360ip Pte Ltd. In 2010, Mr. Li served as the assistant to the CEO, managing director and the head of investment department at BOCGI Zheshang Capital Co. Ltd. Mr. Li received his bachelor’s degree in engineering and applied sciences from California Institute of Technology in 1991 and his Master of Management from Northwestern University’s Kellogg School of Management in 1998.

Mr. Qiaoqiao Sun has served as our co-chief financial officer since September 2019 and served as our financial officer from 2018 to September 2019. Prior to joining us, he served as the vice general manager of finance department at Wanda Network Technology Group from 2016 to 2018. From 2015 to 2016, he served as the financial director at Lvnengbao Group, in charge of financial department of internet business group. From 2013 to 2015, he served as the finance manager at China Everbright Limited, in charge of financial department of the Shanghai region. From 2011 to 2013, he served as the accounting manager at Fosun Pharma. Group. Mr. Sun received his bachelor’s degree from Shanghai University of Finance and Economics in 2004 and his master’s degree from Shanghai Jiaotong University in 2015.

Mr. Li Li has served as our co-founder and vice president since our inception. Mr. Li is in charge of data operation, financial services and investments. Prior to joining us, he served as the assistant to president at Hua-Yin Kang Institution of Genetic Research from 2011 to 2012. From 2007 to 2011, he founded China Youth Climate-action Network and was in charge of its overall operation. Mr. Li received his bachelor’s degree from Information Technology University in 2007 and his FMBA from Tsinghua University PBC School of Finance in 2018.

B.                                    Compensation of Directors and Executive Officers

For the year ended December 31, 2019, we paid an aggregate of RMB1.8 million (US $0.3 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.” Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We plan to enter into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a 60-day advance written notice.

Under these agreements, each of our executive officers will hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. Under these agreements, each of our executive officers will also disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, under these agreements, each of our executive officers will be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, under these agreements, each of our executive officers will not (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We plan to enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2018 Share Plan

As part of the Restructuring, we have adopted a share incentive plan, which we refer to as the 2018 Share Plan, or 2018 Plan, in this annual report, to offer persons selected by our company an opportunity to acquire a proprietary interest in our success, or to increase such interest, by acquiring our ordinary shares. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan is 48,676,179 ordinary shares. As of March 31, 2020, awards to purchase 39,512,055 ordinary shares have been granted and are outstanding, excluding options that were forfeited or canceled after the relevant grant dates.

The following paragraphs describe the principal terms of the 2018 Plan.

Type of Awards. The 2018 Plan permits the awards of options and restricted share units as well as any other award to acquire our ordinary shares under the 2018 Plan.

Plan Administration. Our board of directors or one or more committees appointed by the board of directors will administer the 2018 Plan. Each committee will have such authority and be responsible for such functions as the board of directors has assigned to it.

Award Agreement. Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, outside directors and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The board of directors determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, the maximum exercisable term is ten years from the date of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant other than in accordance with the exceptions provided in the 2018 Plan or the relevant award agreement or otherwise determined by the plan administrator, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2018 Plan. Unless terminated earlier, the 2018 Plan has a term of ten years. Our board of directors has the authority to terminate, amend or suspend the 2018 Plan in accordance with our articles of association. However, without the prior written consent of the participant, no such action may adversely affect in any material way any award previously granted pursuant to the 2018 Plan.

2019 Share Incentive Plan

In October 2019, our board of directors adopted the 2019 Share Incentive Plan, effective upon the SEC’s declaration of effectiveness of our registration statement, which we refer to as the 2019 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2019 Plan is initially 3% of the total number of shares issued and outstanding immediately after the completion of our IPO, plus annual increase on the first day of each fiscal year during the term of 2019 Plan commencing with the fiscal year beginning January 1, 2020, by (i) an amount equal to 2% of the total number of our issued and outstanding shares on the last day of the immediately preceding fiscal year, or (ii) such number of shares as may be determined by our board of directors, and (iii) the size of the award pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. The maximum aggregate number of shares which may be issued pursuant to all awards under the plan is 16,566,350 Class A ordinary shares as of January 1, 2020. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2019 Share Incentive Plan was 16,566,350 as of March 31, 2020.

The following paragraphs describe the principal terms of the 2019 Plan.

Types of Awards. The 2019 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards approved by the plan administrator.

Plan Administration. Our board of directors or a committee of one or more members of the board of directors will administer the 2019 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award.

Award Agreement. Awards granted under the 2019 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our subsidiaries.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is ten years from the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participants other than in accordance with the exceptions provided in the 2019 Plan, such as transfers by will or the laws of descent and distribution.

Termination and Amendment of the 2019 Plan. Unless terminated earlier, the 2019 Plan has a term of ten years. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the participants.

The following tables summarize, as of March 31, 2020, the awards granted under our 2018 Plan and 2019 Plan to several of our officers and our other employees, excluding awards that were forfeited or canceled after the relevant grant dates.

Name	Ordinary Shares Underlying Options	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Zheng Wang	* *	US$0.0515 US$0.3522	2018/11/27 2018/11/27	2024/6/2 2026/5/19
Zhaohong Li	*	US$0.8004	2019/12/13	2029/12/12
Qiaoqiao Sun	*	US$0.8004	2018/11/27	2027/3/16
Li Li	5,376,979	US$0.0515	2018/11/27	2024/6/2
Other grantees	27,153,387	US$0.0515 ~ US$0.8004	2018/11/27 ~ 2019/12/13	2024/6/2 ~ 2029/12/12

*                 Less than 1% of our total outstanding shares.

As of March 31, 2020, other employees as a group held outstanding options to purchase 27,153,387 Class A ordinary shares of our company, at a weighted average exercise price of US0.4047 per share.

C.                                    Board Practices

Our board of directors consists of five directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

As of the date of this annual report, three out of five of our directors meet the “independence” definition under the Nasdaq Stock Market Rules.

Committees of the Board of Directors

We have established an audit committee, a compensation committee and a nominating committee under the board of directors. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Dr. Dongliang Chang, Dr. Dawei Ma and Dr. Ning Zhu. Dr. Ning Zhu is the chairman of our audit committee. We have determined that Dr. Dawei Ma and Dr. Ning Zhu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. Subsequent to the completion of the Share Distribution, Dr. Dongliang Chang beneficially owned more than 10% of our total voting power as of the date of this annual report. We have determined that Dr. Ning Zhu qualifies as an “audit committee financial expert.” Dr. Dongliang Chang does not satisfy the “independence” requirements of Rule 5605(c)(2) of the Nasdaq Stock Market Rules, and he does not meet the independence standards under Rule 10A-3 under the Exchange Act, as amended. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•                  appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•                  reviewing with the independent auditors any audit problems or difficulties and management’s response;

•                  discussing the annual audited financial statements with management and the independent auditors;

•                  reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•                  reviewing and approving all proposed related party transactions;

•                  meeting separately and periodically with management and the independent auditors; and

•                  monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Dr. Dongliang Chang, Dr. Dawei Ma and Dr. Ning Zhu. Dr. Dongliang Chang is the chairman of our compensation committee. We have determined that Dr. Dawei Ma and Dr. Ning Zhu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•                  reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•                  reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•                  reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•                  selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Dongliang Chang, Dr. Dawei Ma, Dr. Ning Zhu and Mr. Yanbin Wang. Dr. Dongliang Chang is the chairperson of our nominating and corporate governance committee. Dr. Dawei Ma, Dr. Ning Zhu and Mr. Wang satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•                  selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•                  reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

•                  making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;

•                  advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations; and

•                  making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth Courts have moved toward an objective standard with regards to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•                  convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•                  declaring dividends and distributions;

•                  appointing officers and determining the term of office of the officers;

•                  exercising the borrowing powers of our company and mortgaging the property of our company; and

•                  approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our directors may be elected by a resolution of our board of directors or by an ordinary resolution of our shareholders. Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution of the shareholders. A director will cease to be a director if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by our company to be or becomes of unsound mind; (iii) resigned his office by notice in writing to the company; or (iv) without special leave of absence from our board, is absent from three consecutive board meetings and our directors resolve that his office be vacated.

Our officers are elected by and serve at the discretion of the board of directors.

D.                                    Employees

The following table sets forth the numbers of our employees categorized by function as of December 31, 2019.

	As of December 31, 2019
	Number	% of Total
Functions:
Business	178	36.9
Supply chain	56	11.6
Financial solutions	21	4.4
Operation department	99	20.5
Research and development	72	14.9
General and administrative	51	10.6
Cloud storage	5	1.0
Total	482	100.0

As of December 31, 2019, we had 462 employees based in our headquarters in Shanghai and a total of 19 employees in Jiaxing and Shaanxi.

As required by laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments including, among other things, pension, medical insurance, unemployment insurance, maternity insurance, on-the-job injury insurance and housing fund plans through a PRC government-mandated benefit contribution plan. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

We typically enter into standard employment agreements and confidentiality agreements or clauses with our senior management and core personnel. These contracts include a standard non-compete covenant that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for two years after termination of his or her employment.

We maintain a good working relationship with our employees and we have not experienced any material labor disputes. Working together, our employees build our corporate culture that fosters innovation, cultivates efficiency, encourages teamwork and bravely faces challenges, and has significantly contributed to our achievements.

E.                                    Share Ownership

Molecular Data Inc. was 100% owned by MOLBASE Inc. before the initial public offering. We have completed the Share Distribution as of the date of this annual report, effective June 30, 2020. The existing shareholders of MOLBASE Inc. became our shareholders through a distribution of our shares in proportion to MOLBASE Inc.’s then shareholding structure, and MOLBASE Inc. ceased to be our parent company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2020 by (assuming the completion of the abovementioned Share Distribution at that time):

•                  each of our directors and executive officers; and

•                  each person known to us to own beneficially 5% or more of each class of our voting securities.

The calculations in the table below are based on 345,632,784 ordinary shares as of March 31, 2020, assuming the completion of the Share Distribution at that time, including (i) 35,005,761 Class A ordinary shares sold by us in our IPO in the form of ADSs, (ii) 255,807,290 Class A ordinary shares held by existing shareholders of MOLBASE Inc. other than Dr. Dongliang Chang, excluding the Class A ordinary shares that the Company plans to issue to the holder of the Series E-1 Warrant, and (iii) 54,819,733 Class B ordinary shares held by our founder, Dr. Dongliang Chang and  MOLBASE Inc. We completed the Share Distribution, effective June 30, 2020.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
	Class A ordinary shares	Class B ordinary shares	Total ordinary shares	% of beneficial ownership	% of aggregate voting power***
	Number	Number	Number	%	%
Directors and Executive Officers**:
Dongliang Chang(1)	—	54,819,733	54,819,733	15.9	65.3
Zheng Wang(2)	4,485,173	—	4,485,173	1.3	—
Dawei Ma(3)	—	—	—	—	—
Ning Zhu(4)	—	—	—	—	—
Yanbin Wang(5)	—	—	—	—	—
Zhaohong Li(6)	*	—	*	*	—
Qiaoqiao Sun(7)	*	—	*	*	—
Li Li(8)	5,376,979	—	5,376,979	1.5	—
All Directors and Executive Officers as a Group	10,723,491	54,819,733	65,543,224	18.4	65.3
Principal Shareholders:
Cool Emotion International Limited(9)	—	54,819,733	54,819,733	15.9	65.3
Trustbridge Entities(10)	52,940,896	—	52,940,896	15.3	6.3
Max Smart Limited(11)	49,351,150	—	49,351,150	14.3	5.9
Greatest Investments Limited(12)	43,801,792	—	43,801,792	12.7	5.2
Vangoo Entities(13)	38,814,375	—	38,814,375	11.2	4.6
Sinovation Ventures Entities(14)	36,225,916	—	36,225,916	10.5	4.3
TR Grand Fund Inc.(15)	24,987,925	—	24,987,925	7.2	3.0

*                 Less than 1% of our total ordinary shares on an as-adjusted basis outstanding as of March 31, 2020.

**          Except as indicated otherwise below, the business address of our directors and executive officers is 5/F, Building 12, 1001, North Qinzhou Road, Xuhui District, Shanghai 201109, People’s Republic of China.

***   For each person and group included in this column, percentage of voting power is calculated by dividing the voting power beneficially owned by such person or group by the voting power of all of our Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of our Class B ordinary shares is entitled to ten votes per share on all matters submitted to them for a vote. Our Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Our Class B ordinary shares are convertible at any time by the holder thereof into Class A ordinary shares on a one-for-one basis.

(1)         Represents 54,819,733 Class B ordinary shares held by Cool Emotion International Ltd., a British Virgin Island company beneficially owned by Dr. Dongliang Chang. Cool Emotion International Ltd. is ultimately held by Cool Emotion Trust, a trust established under the laws of Cayman Islands and managed by TMF (Cayman) Ltd. as the trustee. Under the terms of this trust, Dr. Dongliang Chang has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by Cool Emotion International Ltd. in MOLBASE Inc. The registered address of Cool Emotion International Ltd. is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(2)         Represents 4,485,173 Class A ordinary shares issuable upon the exercise of the option to acquire 4,485,173 Class A ordinary shares held by Mr. Zheng Wang. Upon the exercise of the option, these shares will be in the form of Class A ordinary shares.

(3)         The business address of Dr. Dawei Ma is Shanghai Institute of Organic Chemistry, 345 Lingling Lu, Shanghai 200032, People’s Republic of China.

(4)         The business address of Dr. Ning Zhu is Room 606, 211 West Huaihai Road, Shanghai 200030, People’s Republic of China.

(5)         The business address of Yanbin Wang is 416 W Grant Pl. Unit E, Chicago, IL 60614, United States.

(6)         Represents Class A ordinary shares issuable upon the exercise of the option to acquire Class A ordinary shares held by Mr. Zhaohong Li. Upon the exercise of the option, these shares will be in the form of Class A ordinary shares.

(7)         Represents Class A ordinary shares issuable upon the exercise of the option to acquire Class A ordinary shares held by Mr. Qiaoqiao Sun. Upon the exercise of the option, these shares will be in the form of Class A ordinary shares.

(8)         Represents 5,376,979 Class A ordinary shares issuable upon the exercise of the option to acquire 5,376,979 Class A ordinary shares held by Mr. Li Li. Upon the exercise of the option, these shares will be in the form of Class A ordinary shares.

(9)         Represents 54,819,733 Class B ordinary shares held by Cool Emotion International Ltd., a British Virgin Island company. Cool Emotion International Ltd. is beneficially owned by Dr. Dongliang Chang. The registered address of Cool Emotion International Ltd. is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(10)  Represents 52,940,896 Class A ordinary shares held by Trustbridge Partners IV, L.P., a Cayman Islands exempted limited partnership, and Trustbridge Partners V, L.P., a Cayman Islands exempted limited partnership. Trustbridge Partners IV, L.P. and Trustbridge Partners V, L.P. are collectively referred to as Trustbridge entities. Trustbridge entities are ultimately controlled by their respective investment committee. The investment committees of the Trustbridge entities share the same composition, which includes Shujun Li, Feng Ge, Ning David Lin, Hongyan Guan, Xiaodong Liang, Shuhong Ye. The registered address of Trustbridge Partners IV is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and the registered address of Trustbridge Partners V, L.P. is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(11)  Represents 49,351,150 Class A ordinary shares held by Max Smart Limited, a Cayman Islands limited company, as reported on the Schedule 13G filed by Max Smart Limited on February 14, 2020. The sole shareholder of Max Smart Limited is Shanghai Zherong Investment Centre Limited Partnership. Shanghai Zherong Investment Centre Limited Partnership is substantially held by Beijing Sequoia Mingde Equity Investment Centre (L.P.). The investment committee of Beijing Sequoia Mingde Equity Investment Centre (L.P.), which includes Nanpeng Shen and Kui Zhou, manages the decisions taken by Shanghai Zherong Investment Centre Limited Partnership to vote or to direct a vote, or to dispose, or direct the disposition of, the shares held by Shanghai Zherong Investment Centre Limited Partnership. As the management power is vested in the investment committee, the members of which are Nanpeng Shen and Kui Zhou, Mr. Shen and Mr. Zhou may be deemed to share voting and dispositive power over the shares held by Shanghai Zherong Investment Centre Limited Partnership. The registered address of Max Smart Limited is P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

(12)  Represents 43,801,792 Class A ordinary shares held by Greatest Investments Limited, a British Virgin Islands limited company, an investment vehicle of Fosun RZ Venture Management Co. Ltd. The ultimate beneficial owners of the Greatest Investments Limited are Mr. Guangchang Guo, Mr. Xinjun Liang and Mr. Qunbin Wang. The registered address of Greatest Investments Limited is Vistra Corporate Service Centre, Wickham’s Cay II, Road Town, Tortola, VG110, British Virgin Islands.

(13)  Represents 38,814,375 Class A ordinary shares held by Vangoo China Growth Fund II, L.P., a Cayman Islands limited partnership, Vangoo Target Fund II, L.P., a Cayman Islands limited partnership, and Vangoo Asia Investment Fund L.P., a Cayman Islands limited partnership, as reported on the Schedule 13G filed by Ms. Ping Xu and Vangoo China Growth Fund II, L.P. on February 13, 2020. Vangoo China Growth Fund II, L.P., Vangoo Target Fund II, L.P. and Vangoo Asia Investment Fund L.P. are collectively referred to as Vangoo entities. The general partners of Vangoo entities are indirectly owned by a family trust for which Ms. Xu. is the settlor, protector and one of the beneficiaries. Ms. Xu  exercises voting and management power for the family trust. Ms. Xu is also a director of the general partner for each of the Vangoo entities and is a member of the investment committee for each of the Vangoo entities. The registered address of Vangoo China Growth Fund II, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Vangoo Target Fund II, L.P. and Vangoo Asia Investment Fund L.P. is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

(14)  Represents 36,225,916 Class A ordinary shares held by Innovation Works Development Fund II, L.P., a Cayman Islands limited partnership, and Innovation Works Parallel Fund II, L.P., a Cayman Islands limited partnership. Innovation Works Development Fund II, L.P. and Innovation Works Parallel Fund II, L.P. are collectively referred to as Sinovation Ventures entities. The general partner of Innovation Works Development Fund II, L.P. is Innovation Works Development Fund Management II, L.P. The general partner of Innovation Works Development Fund Management II, L.P. and Innovation Works Parallel Fund II, L.P. is Innovation Works Development Fund II GP, Ltd. The sole shareholder of Innovation Works Development Fund II GP is Dr. Kai-Fu Lee. The registered address of each of Sinovation Ventures entities is Campell Corporate Services Limited, Scotia Centre, PO Box 268, Grand Cayman, KY1-1104, Cayman Islands.

(15)  Represents 24,987,925 Class A ordinary shares held by TR Grand Fund Inc., a Cayman Island exempted limited company. The sole shareholder of TR Grand Fund Inc. is TR Dingsheng (Wuhan) Investment Center (Limited Partner), whose general partner is Tianfeng Huiying (Wuhan) Investment Management Co., Ltd. The controlling voting power is held by Beijing Culture & Technology Financing Guarantee Co., Ltd. The registered address of TR Grand Fund Inc. is P.O. Box 2075, #31 The Strand, 46 Canal Point Drive, Grand Cayman KY1-1105, Cayman Islands.

To our knowledge, as of March 31, 2020, 35,005,761 of our Class A ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. See “Item 10. Additional Information—B. Memorandum and Articles of Association” for a more detailed description of our Class A ordinary shares and Class B ordinary shares.

Except for above, we are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.                                    Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.                                    Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement and Registration Rights

MOLBASE Inc. was the holding company of the MOLBASE group in the Cayman Islands from 2014. We undertook the Restructuring in 2018 in order to operate our Online Platform as a standalone business. MOLBASE Inc. established Molecular Data Inc. and currently holds all the shares of Molecular Data Inc. We have completed the Share Distribution as of the date of this annual report, effective June 30, 2020. The existing shareholders of MOLBASE Inc. became our shareholders through a distribution of our shares in proportion to MOLBASE Inc.’s then shareholding structure, and MOLBASE Inc. ceased to be our parent company.

Registration Rights

We have completed the Share Distribution as of the date of this annual report, effective June 30, 2020. The existing shareholders of MOLBASE Inc. became our shareholders under a shareholding structure that mirrors MOLBASE Inc.’s then shareholding structure, and MOLBASE Inc. ceased to be our parent company. We may enter into a shareholders’ agreement with these shareholders to provide for registration rights substantially identical to those provided for in MOLBASE Inc.’s shareholders’ agreement dated March 15, 2017, as amended. Our registrable securities will include (1) our ordinary shares issued or issuable pursuant to conversion of any preferred shares, and (2) our ordinary shares issued as a dividend or other distribution with respect to, in exchange for or in replacement of, any preferred shares. Set forth below is a description of the registration rights to be granted.

Demand Registration Rights

At any time after the earlier of (i) fifth anniversary of the closing of MOLBASE Inc.’s Series D financing, or (ii) six months following the taking effect of a registration statement for a qualified IPO, holders of at least 30% of the registrable securities then outstanding have the right to demand that we file a registration statement for an anticipated aggregate proceeds in excess of US$30,000,000. In the case where the underwriter(s) advise(s) us in writing that marketing factors require a limitation of the number of securities to be underwritten, at least twenty-five percent (25%) of shares of registrable securities requested by the holders to be included shall be so included. We have the right to defer filing of a registration statement for a period of not more than 90 days after receipt of the request of the initiating holders if we furnish to the holders requesting registration a certificate signed by our president or chief executive officer stating that in the good faith judgment of our board of directors, it would be materially detrimental to us and our shareholders for such registration statement to be filed at such time. However, we may not utilize the deferral right more than once in any twelve-month period. We are obligated to effect no more than two such demand registrations, other than demand for Form F-3 registrations, for which an unlimited number of demands for registrations shall be permitted.

Piggyback Registration Rights

If we propose to register any of our securities for a public offering of such securities other than relating to an employee benefit plan or a corporate reorganization, then we must afford each holder an opportunity to include in the registration statement all or any part of registrable securities then held by the holder. If a holder decides not to include all or any of its registrable securities in such registration, such holder will continue to have the right to include any registrable securities in any subsequent registration statement as may be filed by us, subject to certain limitations. If the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, the number of shares that may be included in the registration and the underwriting shall be allocated (i) first, to us, (ii) second, to each preferred shareholder requesting inclusion of its registrable securities in such registration statement on a pro rata basis based on the total number of registrable securities then held by each preferred shareholder, (iii) third, to the other holders requesting inclusion of their registrable securities in such registration statement on a pro rata basis based on the total number of shares of registrable securities then held by each such holder, and (iv) forth, to holders of other securities of us.

Form F-3 Registration Rights.

Any holder or holders of at least thirty percent (30%) of the registrable securities then outstanding may request us in writing to file an unlimited number of registration statements on Form F-3. We shall effect the registration of the securities on Form F-3 as soon as practicable, except in certain circumstances.

Expenses of Registration

We will pay all expenses incurred in connection with registration not to exceed US$50,000, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities pursuant to the registration rights, which will be borne by each holder participating in the registration for its proportionate share. However, we are not required to pay for any expenses of any registration proceeding begun if the registration request is subsequently withdrawn at the request of the holders of a majority of the registrable securities to be registered, unless the holders of a majority of the registrable securities then outstanding agree that such registration constitutes the use by the holders of one demand registration. Nevertheless, if at the time of such withdrawal, the holders have learned of a material adverse change in the condition, business, or prospects of us not known to the holders at the time of their request for such registration and have withdrawn their request for registration with reasonable promptness after learning of such material adverse change, then the holders shall not be required to pay any of such expenses and such registration shall not constitute the use of a demand registration.

Termination of Obligations

The registration rights set forth above will terminate on the earlier of (i) the date of the completion of a liquidation event, (ii) as to any holder, when all registrable securities held by such holder (together with any affiliate of such holder with whom such holder must aggregate its sales under SEC Rule 144) could be sold without restriction under SEC Rule 144 (k) within a ninety-day period, and (iii) the date that is five years following the consummation of the qualified IPO.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Employment Agreements and Indemnification Agreements.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers— Share Incentive Plans.”

Transactions with our Shareholders and Affiliates

In 2017, MOLBASE Inc. extended an interest-free, unsecured and payable on demand loan in the total amount of US$1.0 million and we deposited the total amount with a bank for interest proceeds. In September 2019, MOLBASE Inc. and us entered into an agreement to set the maturity date for the balance of such loan on December 31, 2020. In 2018 and 2019, MOLBASE Inc. advanced US$1.5 million in aggregate to us for the professional service fees in relation to our IPO, due December 31, 2021. As of December 31, 2019, we had amount due to MOLBASE Inc. of RMB16.5 million (US$2.4 million).

In 2018, Dr. Dongliang Chang, our chairman of board of directors and shareholder, extended an interest-free, unsecured and payable on demand loan in the total amount of RMB1.8 million to us for the purpose of daily operations. In September 2019, Dr. Dongliang Chang and us entered into an agreement to set the maturity date of such loan on December 31, 2021. As of December 31, 2019, we have not repaid such loan to Dr. Dongliang Chang.

In 2018, we undertook a Restructuring with MOLBASE group and recorded the consideration as amount due to MOLBASE (Shanghai) Biotechnology Co., Ltd., or Shanghai Biotech, of RMB177.8 million as of December 31, 2018, of which RMB145.4 million was relating to repayments for the bank borrowings of Shanghai Biotech before the Restructuring for our business operations. The consideration for the Restructuring was interest-free, unsecured and due with 24 months subsequent to the Restructuring. We repaid Shanghai Biotech the Restructuring consideration of RMB104.2 million (US$15.0 million) in the year ended December 31, 2019. In 2019, we provided joint guarantee for certain amount payable by Shanghai Biotech to a bank, which is contingent on our IPO, and for loans of RMB50.5 million payable by Shanghai Biotech. In 2019, we purchased goods from Shanghai Biotech in exchange for consideration of RMB30.9 million. In 2019, we provided services to Shanghai Biotech in exchange for consideration of RMB10.0 million (US$1.4 million). As of December 31, 2019, we had amount due to Shanghai Biotech of RMB63.0 million (US$9.1 million).

In 2019, ShaanXi Molbase Logistic Management Co., Ltd. provided logistic services for us in exchange for consideration of RMB1.0 million (US$0.1 million). In 2019, we provided an interest-free, unsecured loan of RMB0.8 million (US$0.1 million) to ShaanXi Molbase Logistic Management Co., Ltd with no fixed terms of repayment. As of December 31, 2019, we had amount due from ShaanXi Molbase Logistic Management Co., Ltd. of RMB RMB0.8 million (US$0.1 million)

In June 2019, we obtained an interest-free, unsecured loan of RMB21.0 million from MOLBASE (HK) Limited with a maturity date of December 31, 2020, repaid RMB0.4 million from October to December 2019, and extended the maturity date of loan in an aggregate amount of RMB21.6 million previously obtained from MOLBASE (HK) Limited to December 31, 2020. In the third quarter of 2019, we obtained an interest-free, unsecured loan of RMB18.5 million from MOLBASE (HK) Limited with a maturity date of December 31, 2021. As of December 31, 2019, we had amount due to MOLBASE (HK) Limited of RMB18.5 million (US$2.7 million).

C.                                    Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.                                    Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. From time to time, we may be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Such legal or administrative claims and proceedings, even if without merit, could result in the expenditure of financial and management resources and potentially result in civil liability for damages.

Dividend Policy

Our board of directors has discretion on whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Dividend Distributions.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the Class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such Class A ordinary shares, and the depositary then will pay such amounts to our ADS holders in proportion to the Class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.                                    Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9. THE OFFER AND LISTING

A.                                    Offering and Listing Details

The ADSs, each representing three Class A ordinary shares of ours, have been listed on Nasdaq since December 30, 2019. The ADSs trade under the symbol “MKD.”

B.                                    Plan of Distribution

Not applicable.

C.                                    Markets

The ADSs, each representing three Class A ordinary shares of ours, have been listed on Nasdaq since December 30, 2019. The ADSs trade under the symbol “MKD.”

D.                                    Selling Shareholders

Not applicable.

E.                                    Dilution

Not applicable.

F.                                     Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.                                    Share Capital

Not applicable.

B.                                    Memorandum and Articles of Association

The following are summaries of material provisions of our current amended and restated memorandum and articles of association and of the Companies Law (2020 Revision), insofar as they relate to the material terms of our common shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Each Class A ordinary share shall entitle the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share shall entitle the holder thereof to ten votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by MOLBASE Inc. to any person who is not our founder, Dr. Dongliang Chang, or his affiliate, or the change of ultimate beneficial ownership of any Class B ordinary shares from MOLBASE Inc. to any person who is not our founder, Dr. Dongliang Chang, or his affiliate, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by our founder, Dr. Dongliang Chang, to any person who is not his affiliate, or upon a change of ultimate beneficial ownership of any Class B ordinary share from our founder, Dr. Dongliang Chang to any person who is not his affiliate, each of such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our post-offering amended and restated memorandum and articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed, or from our share premium account. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our post-offering amended and restated memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Law to call shareholders’ annual general meetings. Our memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of all votes attaching to all of our shares in issue and entitled to vote.

The Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than fifty percent (50%) of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•                  the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•                  the instrument of transfer is in respect of only one class of ordinary shares;

•                  the instrument of transfer is properly stamped, if required;

•                  in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•                  a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the Nasdaq Stock Market, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Law, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Law no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares issued and outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. If at any time, our share capital is divided into different classes or series of shares, the rights attached to any class or series of shares (unless otherwise provided by the terms of issue of the shares of that class or series), whether or not our company is being wound up, may be varied with the consent in writing of the holders of two-thirds of the issued shares of that class or series or with the sanction of a special resolution passed by two-thirds of the votes cast at a separate meeting of the holders of the shares of the class or series. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our memorandum and articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•                  the designation of the series;

•                  the number of shares of the series;

•                  the dividend rights, dividend rates, conversion rights, voting rights; and

•                  the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•                  authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

•                  limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Changes in Capital. The company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe. The company may by ordinary resolution:

•                  increase its share capital by new shares of such amount as it thinks expedient;

•                  consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

•                  subdivide its shares, or any of them, into shares of an amount smaller than that fixed by the Memorandum and Articles of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the Share from which the reduced share is derived; and

•                  cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

The Company may by special resolution reduce its share capital and any capital redemption reserve in any manner authorized by the Companies Law.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•                  does not have to file an annual return of its shareholders with the Registrar of Companies;

•                  is not required to open its register of members for inspection;

•                  does not have to hold an annual general meeting;

•                  may issue negotiable or bearer shares or shares with no par value;

•                  may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•                  may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•                  may register as a limited duration company; and

•                  may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

C.                                    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company”, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions,” in this “Item 10. Additional Information—C. Material Contracts” or elsewhere in this annual report on Form 20-F.

D.                                    Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Foreign Exchange.”

E.                                    Taxation

The following summary of the material Cayman Islands, PRC and U.S. federal income tax consequences of an investment in the ADSs or common shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or ordinary shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our counsel as to Cayman Islands law, and to the extent it relates to PRC tax law, it represents the opinion of Global Law Office, our counsel as to PRC law.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares and ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income, withholding or corporation tax.

No stamp duty is payable in respect of the issue of the shares or on an instrument of transfer in respect of a share.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, production, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that Molecular Data Inc. is not a PRC resident enterprise for PRC tax purposes. Molecular Data Inc. is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that Molecular Data Inc. meets all of the conditions above. Molecular Data Inc. is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that Molecular Data Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including our ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including our ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% (and in the case of dividends may be withheld by us). Any PRC tax liability may be reduced under applicable tax treaties. However, it is also unclear whether non-PRC shareholders of Molecular Data Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that Molecular Data Inc. is treated as a PRC resident enterprise.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•                  banks and other financial institutions;

•                  insurance companies;

•                  pension plans;

•                  cooperatives;

•                  regulated investment companies;

•                  real estate investment trusts;

•                  broker-dealers;

•                  traders that elect to use a mark-to-market method of accounting;

•                  certain former U.S. citizens or long-term residents;

•                  tax-exempt entities (including private foundations);

•                  holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

•                  investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

•                  persons holding their ADSs or ordinary shares in connection with a trade or business outside the United States;

•                  persons that actually or constructively own 10% or more of our stock (by vote or value);

•                  investors required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;

•                  investors that have a functional currency other than the U.S. dollar;

•                  partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the United States;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

•                  an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•                  a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our ADSs or ordinary shares and their partners are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income (the “asset test”). For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs as being owned by us for U.S. federal income tax purposes because we control its management decisions and are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs for U.S. federal income tax purposes, we may be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2019 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or our common shares, the PFIC rules discussed below under “—Passive Foreign Investment Company Rules” generally will apply to such U.S. Holder for such taxable year, and unless the U.S. Holder makes certain elections, will apply in future years even if we cease to be a PFIC.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we are not and will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gains tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are met. Our ADSs are currently listed on the Nasdaq Stock Market, which is an established securities market in the United States. Therefore, our ADSs will generally be considered to be readily tradable on an established securities market in the United States. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the ordinary shares will not be listed on a U.S. exchange, we do not believe that dividends received with respect to ordinary shares that are not represented by ADSs will be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”), we may be eligible for the benefits of the United States-PRC income tax treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income, as described in the preceding paragraph subject to applicable limitations, including those described in (2) and (3) of the preceding paragraph. .

For U.S. foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or ordinary shares (see “Item 10. Additional Information—E. Taxation—People’s Republic of China Taxation”). Depending on the U.S. Holder’s particular facts and circumstances and subject to a number of complex conditions and limitations, PRC withholding taxes on dividends not in excess of any applicable rate under the United States-PRC income tax treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. The rules governing the foreign tax credit are complex and each U.S. Holder is urged to consult its tax advisor regarding the availability of the foreign tax credit under its particular circumstances. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for U.S. federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of our ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such ADSs or ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event that we are deemed to be a PRC resident enterprise and gain from the disposition of the ADSs or ordinary shares is subject to PRC taxation, a U.S. Holder that is eligible for the benefits of the United States-PRC income tax treaty may be able to elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the United States-PRC income tax treaty, or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or ordinary shares unless such credit can be applied (subject to applicable limitations) against United States federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of the ADSs or ordinary shares, including the availability of the foreign tax credit under its particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

•                  the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•                  the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

•                  the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

•                  the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our subsidiaries, any of our VIEs or any of the subsidiaries of our VIEs is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, any of our VIEs or any of the subsidiaries of our VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC that is “regularly traded” may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to our ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss in each such taxable year the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of our ADSs and we cease to be a PFIC, the holder will not be required to take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are listed on the Nasdaq Stock Market, which is an established securities market in the United States. Consequently, if our ADSs continue to be listed on the Nasdaq StockMarket and are regularly traded, we expect that the mark-to-market election would be available to a U.S. Holder that holds our ADSs were we to be or become a PFIC. Our ADSs are expected to qualify as being regularly traded for these purposes, but no assurance can be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares if we are or become a PFIC.

F.                                     Dividends and Paying Agents

Not applicable.

G.                                   Statement by Experts

Not applicable.

H.                                   Documents on Display

We are subject to the periodic reporting and other informational requirements of the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC. Specifically, we are required to file annually a Form 20-F no later than four months after the close of each fiscal year. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish JPMorgan Chase Bank, N.A., the depositary of the ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with Nasdaq Stock Market Rule 5250(d), we will post this annual report on Form 20-F on our website at http://investor.molbase.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.                                        Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.8%, 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Market Risks

Foreign Exchange Risk

Substantially all of our net revenues and expenses are denominated in Renminbi. We do not believe that we currently have any significant direct foreign exchange risk and have not used any derivative financial instruments to hedge exposure to such risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while our ADSs will be traded in U.S. dollars.

The conversion of RMB into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between RMB and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2019, we had Renminbi-denominated cash and cash equivalents of RMB15.2 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in a decrease of US$0.2 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2019 would result in an increase of US$0.2 million in cash and cash equivalents.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We may invest the net proceeds we receive from our IPO in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.                                    Debt Securities

Not applicable.

B.                                    Warrants and Rights

Not applicable.

C.                                    Other Securities

Not applicable.

D.                                    American Depositary Shares

Fees and Charges the ADS Holders May Have to Pay

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, or upon which a share distribution or elective distribution is made or offered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

•                  a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•                  a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

•                  an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•                  a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

•                  a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

•                  stock transfer or other taxes and other governmental charges;

•                  cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

•                  transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•                  fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

JPMorgan Chase Bank, N.A. and/or its agent may act as principal for such conversion of foreign currency.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2019, we received nil from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information—B. Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number 333-235398) in relation to our initial public offering, which was declared effective by the SEC on December 27, 2019. Our initial public offering closed in January 2020. AMTD Global Markets Limited, Fosun Hani Securities Limited and Boustead Securities, LLC were the representatives of the underwriters for our initial public offering. We offered and sold an aggregate of 11,668,587 ADSs at an initial public offering price of US$ 5.38 per ADS, and received US$55.4 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us.

The total expenses incurred for our company’s account in connection with our initial public offering was US$5.3 million, US$2.8 million out of which was capitalized and deducted from equity. None of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates.

We have invested our net proceeds in wealth management products. On January 6, 2020, we purchased a US$58.4 million note issued by a third party, L. R. Capital Property Investment Limited. The note matures in December 2023 and bears interest at 6% per annum, on an annual and non-compounded basis, payable in full at the maturity date. The note may be redeemed in part or in full at the request of us. US$8 million of the note was redeemed by us on June 16, 2020. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in logistics and warehousing capabilities, enhance our technology and retain qualified personnel, make strategic acquisition and cross-border investment, and for other general corporate purposes, including general marketing and administrative purposes.

ITEM 15. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were not effective because of the material weakness in our internal control over financial reporting described below. Notwithstanding thereof, we believe that our consolidated financial statements included in this annual report fairly present our financial position, results of operations and cash flows for the fiscal years covered thereby in all material respects.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly listed public companies.

Internal Control over Financial Reporting

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2018, we and our independent accountant identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are the Company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of United States generally accepted accounting principles and Securities and Exchange Commission financial reporting expertise, and lack of formalized financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements.

We have started implementing a number of measures to address these material weaknesses identified, including, (i) hiring additional accounting and financial reporting personnel with U.S. GAAP and SEC reporting and compliance experience, (ii) increase the number of qualified financial reporting personnel, (iii) improving the capabilities of existing accounting and financial reporting personnel through continuous training and education in the accounting and reporting requirements under U.S. GAAP, and SEC rules and regulations, (iv) developing, communicating and implementing an accounting policy manual for our accounting and financial reporting personnel for recurring transactions and period-end closing processes, and (v) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our consolidated financial statements and related disclosures.

Because such remediation measures were not fully implemented, management concluded that the material weaknesses still existed as of December 31, 2019. We expect to complete the measures discussed above by the end of 2020 and will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Dr. Ning Zhu, a member of our audit committee and an independent director (under the standards set forth in Rule 5605(c)(2) of the Nasdaq Stock Market Rules and Rule 10A-3 under the Securities Exchange Act of 1934), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in December 2019. We have posted a copy of our code of business conduct and ethics on our website at http://investor.molbase.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Ernst & Young Hua Ming LLP, our principal external auditors, for the periods indicated.

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees(1)	5,600	4,000

Note:

(1)         “Audit fees” represent the aggregate fees billed for professional services rendered by our principal auditors for the audit of our annual financial statements and the review of our comparative interim financial statements, including audit fees relating to our initial public offering.

The policy of our audit committee is to pre-approve all audit and other service provided by Ernst & Young Hua Ming LLP as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a Cayman Islands company listed on the Nasdaq Capital Market, we are subject to the Nasdaq Stock Market Rules. However, the Nasdaq Stock Market Rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq listing standards. Currently we are not relying on the home country exemption for corporate governance matters, but we may rely on the exemption in the future. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to The ADSs— As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.”

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Molecular Data Inc. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1

Amended and Restated Memorandum and Articles of Association of the Registrant, effective January 2, 2020 (incorporated herein by reference to Exhibit 3.2 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3) (incorporated herein by reference to Exhibit 4.3 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the Form F-1/A filed on December 20, 2019 (File No. 333-235398))
2.3

Form of Deposit Agreement among the Registrant, the depositary and holder of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

2.4*	Description of securities
4.1	2018 Share Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))
4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))
4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

4.4	Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))
4.5

English translation of equity pledge agreement dated December 21, 2018 among Shanghai MOHUA, Shanghai MOLBASE and the shareholders of Shanghai MOLBASE (incorporated herein by reference to Exhibit 10.5 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

4.6

English translation of exclusive option agreement dated December 21, 2018 among Shanghai MOHUA, Shanghai MOLBASE and the shareholders of Shanghai MOLBASE (incorporated herein by reference to Exhibit 10.6 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

4.7

English translation of shareholders’ voting rights proxy agreement dated December 21, 2018 among Shanghai MOHUA, Shanghai MOLBASE and the shareholders of Shanghai MOLBASE (incorporated herein by reference to Exhibit 10.7 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

4.8

English translation of exclusive technical support and service agreement dated December 21, 2018 among Shanghai MOHUA and Shanghai MOLBASE (incorporated herein by reference to Exhibit 10.8 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

4.9

English translation of equity pledge agreement dated December 21, 2018 among Shanghai MOHUA, Jiaxing MOLBASE and the shareholders of Jiaxing MOLBASE (incorporated herein by reference to Exhibit 10.9 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

4.10

English translation of exclusive option agreement dated December 21, 2018 among Shanghai MOHUA, Jiaxing MOLBASE and the shareholders of Jiaxing MOLBASE (incorporated herein by reference to Exhibit 10.10 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

4.11

English translation of shareholders’ voting rights proxy agreement dated December 21, 2018 among Shanghai MOHUA, Jiaxing MOLBASE and the shareholders of Jiaxing MOLBASE (incorporated herein by reference to Exhibit 10.11 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

4.12

English translation of exclusive technical support and service agreement dated December 21, 2018 among Shanghai MOHUA and Jiaxing MOLBASE (incorporated herein by reference to Exhibit 10.12 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))

8.1*	List of Principal Subsidiaries and VIEs of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Global Law Office
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*                 Filed with this Annual Report on Form 20-F.

**          Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Molecular Data Inc.

	By:	/s/ Zheng Wang
		Name:	Zheng Wang
		Title:	Director and Chief Executive Officer

Date: June 30, 2020

MOLECULAR DATA INC.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Molecular Data Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Molecular Data Inc. (the “Company”) as of December 31, 2018 and 2019, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 2(s) to the consolidated financial statements, the Company changed its method for accounting for leases in 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor since 2018.

Shanghai, The People’s Republic of China

June 30, 2020

MOLECULAR DATA INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2018	2019
		RMB	RMB	US$
ASSETS

Current Assets
Cash and cash equivalents		6,477	15,156	2,177
Restricted cash		—	42,518	6,107
Accounts receivable, net	4	40,730	20,424	2,934
Unbilled receivables	11	12,813	62,529	8,982
Notes receivable		2,075	124,176	17,837
Inventories, net	5	7,256	4,351	625
Amounts due from related parties	13	2,366	828	119
Prepayments and other current assets	6	295,985	216,850	31,148
Total current assets		367,702	486,832	69,929

Non-current assets
Property and equipment, net	7	1,762	1,106	159
Intangible assets, net	8	2,134	1,560	224
Right-of-use asset, net	19	—	3,219	462
Total non-current assets		3,896	5,885	845

Total Assets		371,598	492,717	70,774

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		As of December 31,
	Notes	2018	2019
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current Liabilities (including current liabilities of the consolidated VIEs and its subsidiary without recourse to the primary beneficiary of RMB185,443 and RMB584,740 (US$83,993) as of December 31, 2018 and 2019, respectively)

Short-term borrowings	9	82	13,749	1,975
Accounts payable		49,315	304,380	43,721
Deferred revenue		153,467	107,181	15,396
Accrued expenses and other liabilities	10	24,709	103,026	14,799
Income taxes payable		—	387	56
Amounts due to related parties	13	27,844	143,958	20,678
Lease liabilities	19	—	3,080	442
Total current liabilities		255,417	675,761	97,067

Non-current Liabilities (including non-current liabilities of the consolidated VIEs and its subsidiary without recourse to the primary beneficiary of RMB30 and RMB4,320 (US$621) as of December 31, 2018 and 2019, respectively)

Amounts due to related parties	13	177,776	33,453	4,805
Deferred government grants		30	—	—
Total non-current liabilities		177,806	33,453	4,805
Total Liabilities		433,223	709,214	101,872
Commitments and contingencies	20

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		As of December 31,
	Notes	2018	2019
		RMB	RMB	US$
Shareholders’ deficit
Ordinary shares (par value of US$0.00005 per share; 1,000,000,000 shares authorized; 310,627,024 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	14	98	98	14
Additional paid-in capital		498,626	537,618	77,223
Accumulated other comprehensive loss		—	(316)	(45)
Accumulated deficit		(560,349)	(753,897)	(108,290)
Total shareholders’ deficit		(61,625)	(216,497)	(31,098)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT		371,598	492,717	70,774

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		For the years ended December 31,
	Notes	2017	2018	2019
		RMB	RMB	RMB	US$
Net revenues	11	4,201,907	9,053,266	13,207,315	1,897,112
Cost of revenues		(4,151,673)	(8,973,097)	(13,106,542)	(1,882,637)
Gross profit		50,234	80,169	100,773	14,475

Sales and marketing expenses		(64,962)	(103,293)	(108,858)	(15,636)
General and administrative expenses		(41,718)	(173,872)	(104,471)	(15,007)
Research and development expenses		(18,608)	(36,889)	(45,038)	(6,469)
Allowance for doubtful accounts		(14,677)	(1,907)	(34,618)	(4,972)
Impairment of long-term investment		(1,450)	—	—	—
Total operating expenses		(141,415)	(315,961)	(292,985)	(42,084)

Operating loss		(91,181)	(235,792)	(192,212)	(27,609)

Interest expenses, net		(16,828)	(19,049)	(4,367)	(627)
Foreign exchange (loss) income		(552)	(3,033)	185	27
Other income, net		754	3,235	3,311	475
Loss before income tax		(107,807)	(254,639)	(193,083)	(27,734)
Income tax expenses	12	—	—	(465)	(67)
Net loss		(107,807)	(254,639)	(193,548)	(27,801)
Net loss attributable to Molecular Data Inc.		(107,807)	(254,639)	(193,548)	(27,801)

Loss per share:
Basic and diluted	15	(0.35)	(0.82)	(0.62)	(0.09)

Weighted average shares outstanding
Basic and diluted	15	310,627,024	310,627,024	310,627,024	310,627,024

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments, net of tax of nil		—	—	316	45
Comprehensive loss		(107,807)	(254,639)	(193,232)	(27,756)
Comprehensive loss attributable to Molecular Data Inc.		(107,807)	(254,639)	(193,232)	(27,756)

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity (deficit)
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2017	310,627,024	98	131,933	(197,903)	—	(65,872)
Capital contribution from shareholders	—	—	179,950	—	—	179,950
Capital distribution to shareholders	—	—	(370)	—	—	(370)
Net loss for the year	—	—	—	(107,807)	—	(107,807)
Balance as of December 31, 2017	310,627,024	98	311,513	(305,710)	—	5,901

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income	Total shareholders’ equity (deficit)
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	310,627,024	98	311,513	(305,710)	—	5,901
Capital contribution from shareholders	—	—	69,904	—	—	69,904
Share-based compensation	—	—	124,022	—	—	124,022
Capital distribution to shareholders	—	—	(6,813)	—	—	(6,813)
Net loss for the year	—	—	—	(254,639)	—	(254,639)
Balance as of December 31, 2018	310,627,024	98	498,626	(560,349)	—	(61,625)

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT) (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	Number of ordinary shares	Ordinary shares	Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders’ equity (deficit)
		RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	310,627,024	98	498,626	(560,349)	—	(61,625)
Foreign exchange difference	—	—	—	—	(316)	(316)
Share-based compensation	—	—	38,992	—	—	38,992
Net loss for the year	—	—	—	(193,548)	—	(193,548)
Balance as of December 31, 2019	310,627,024	98	537,618	(753,897)	(316)	(216,497)
Balance as of December 31, 2019 in US$		14	77,223	(108,290)	(45)	(31,098)

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(107,807)	(254,639)	(193,548)	(27,801)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation of property and equipment	1,461	1,373	1,509	217
Amortization of intangible assets	27	1,065	1,541	221
Non-cash lease expense of right-of-use asset	—	—	4,881	701
Allowance for doubtful accounts	14,677	1,609	34,618	4,972
Impairment of long-term investment	1,450	—	—	—
Share-based compensation expense	—	124,022	38,992	5,601
Changes in operating assets and liabilities:
Accounts receivable	15,152	13,428	16,029	2,302
Unbilled receivables	(611)	18,342	(52,475)	(7,538)
Inventories	(3,231)	11,943	2,905	417
Notes receivable	(8,741)	7,061	(122,101)	(17,539)
Prepayments and other current assets	23,481	(144,849)	51,415	7,386
Accounts payable	(26,486)	14,000	206,208	29,620
Notes payable	(4,158)	—	—	—
Deferred revenue	(103,265)	108,624	(46,286)	(6,649)
Accrued expenses and other liabilities	11,314	12,660	79,774	11,459
Deferred government grants	34	(336)	(30)	(4)
Income taxes payable	—	—	387	56
Lease liabilities	—	—	(4,881)	(701)
Amounts due to related parties	—	(48,939)	(114,759)	(16,484)
Net cash used in operating activities	(186,703)	(134,636)	(95,821)	(13,764)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(537)	(484)	(853)	(123)
Purchases of intangible assets	(1,395)	(1,758)	(967)	(139)
Payment for long-term investment	(2,050)	—	—	—
Net cash used in investing activities	(3,982)	(2,242)	(1,820)	(262)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from capital contribution	179,950	69,904	—	—
Payment for capital distribution	(370)	(6,813)	—	—
Proceeds from bank borrowings	4,950	—	—	—
Repayment of bank borrowings	(9,485)	—	—	—
Proceeds from loans from related parties	55,096	166,989	88,881	12,767
Repayment of loans to related parties	(72,934)	(72,397)	(794)	(114)
Proceeds from other borrowings	1,080,638	712,823	102,883	14,778
Repayment of other borrowings	(974,996)	(833,173)	(41,571)	(5,971)
Net cash generated from financing activities	262,849	37,333	149,399	21,460

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	—	(561)	(80)
Net increase/(decrease) in cash, cash equivalents and restricted cash	72,164	(99,545)	51,197	7,354
Cash, cash equivalents and restricted cash at beginning of year	33,858	106,022	6,477	930
Cash, cash equivalents and restricted cash at end of year	106,022	6,477	57,674	8,284

Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	38,522	6,477	15,156	2,177
Restricted cash	67,500	—	42,518	6,107
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	106,022	6,477	57,674	8,284

Supplemental disclosure of cash flow information:
Interest paid	(16,977)	(19,386)	(4,428)	(636)
Interest received	149	337	61	9
Income tax paid	—	—	(78)	(11)

Supplemental disclosure of non-cash activities:
Operating lease liabilities arising from obtaining right-of-use assets	—	—	3,394	488

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1.              Organization

Molecular Data Inc. (the “Company”) was incorporated as an exempted company with limited liability in the Cayman Islands on February 28, 2018 by MOLBASE Inc. The Company is considered a foreign entity under the laws of the People’s Republic of China (the “PRC” or “China”).

The Company does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, variable interest entities (the “VIEs”) and subsidiary of the VIE which are all located in the PRC and Hong Kong. The Company is principally engaged in chemical e-commerce business. The Company, through a series of transactions which are accounted for as a reorganization of entities and transfer of businesses under common control in 2018 (the ‘‘Reorganization’’), became the parent entity of its subsidiaries, VIEs and the subsidiary of the VIE. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

As of December 31, 2019, the Company’s significant subsidiaries, VIEs and subsidiary of the VIE are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of ownership by the Company		Principal activities
			Direct	Indirect
Subsidiaries:

Molecular Data (HK) Limited (“MKD HK”)	14 March, 2018	Hong Kong	100%	—	Investment holding
Shanghai MOHUA Information Technology Co., Ltd. (“Shanghai MOHUA”)	27 July, 2018	PRC	100%	—	E-commerce platform
Shanghai MOKAI Biotechnology Co., Ltd. (“Shanghai MOKAI”)	11 December, 2018	PRC	100%	—	Chemical trading
Shanghai MOCHUANG Biotechnology Co., Ltd. (“Shanghai MOCHUANG”)	11 December, 2018	PRC	100%	—	Chemical trading

VIEs:

Shanghai MOLBASE Technology Co., Ltd. (“Shanghai MOLBASE”)	26 January, 2014	PRC	—	100%	E-commerce platform
Jiaxing MOLBASE Information Technology Co., Ltd. (“Jiaxing MOLBASE”)	21 March, 2013	PRC	—	100%	Chemical trading

Subsidiary of the VIE:

ShaanXi MOLBASE Biotechnology Co., Ltd. (“ShaanXi MOLBASE”)	29 August, 2017	PRC	—	100%	Chemical trading

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1.              Organization (Continued)

The VIE agreements

As PRC laws and regulations prohibit and restrict foreign ownership of internet value-added businesses, the Company operates its websites and conducts some of its business in the PRC through the VIEs and the subsidiary of the VIE. On December 21, 2018, the Company entered into share pledge agreements with the nominee shareholders of the VIE through its wholly-owned subsidiary, Shanghai MOHUA (the “WFOE”) in the PRC, for the equity interests in the VIEs held by the shareholders of the VIEs. In addition, the Company entered into a power of attorney and an exclusive call option agreement with the VIEs and nominee shareholders of the VIEs through its wholly-owned subsidiary in the PRC, which provide its wholly-owned subsidiary the power to direct the activities that most significantly affect the economic performance of the VIEs and to acquire the equity interests in the VIEs when permitted by the PRC laws, respectively. In addition, pursuant to the resolution of all shareholders of the Company and the resolution of the board of directors of the Company on December 21, 2018 (the “Resolutions”), the rights under the aforementioned power of attorney and the exclusive call option agreements were assigned to the board of directors of the Company (the “Board”) or any officer authorized by the Board, which entitle the Company or its WFOE to receive economic benefits from the VIEs that potentially could be significant to the VIEs.

Despite the lack of technical majority ownership, the Company has effective control of the VIEs through a series of VIE Agreements and a parent-subsidiary relationship exists between the Company and the VIEs. Through the VIE Agreements, the shareholders of the VIEs effectively assigned all of their voting rights underlying their equity interest in the VIEs to the Company. In addition, through the exclusive business operation agreement, the Company, through its WFOE in the PRC, have the right to receive economic benefits from the VIEs that potentially could be significant to the VIEs. Therefore, the Company is considered the primary beneficiary of the VIEs and consolidates the VIEs and its subsidiary as required by SEC Regulation S-X Rule 3A-02 and ASC topic 810 (“ASC 810”), Consolidation.

The following is a summary of the VIE Agreements:

Shareholders’ Voting Rights Proxy Agreements  Pursuant to the irrevocable shareholders’ voting rights proxy agreements, Shanghai MOHUA is authorized by each of the nominee shareholders as their attorney-in-fact to exercise all shareholder rights under PRC law and the relevant articles of association, including but not limited to, exercise the right of operation and management, the sale or transfer or pledge or disposition of all or part of the nominee shareholders’ equity interests, and designate and appoint directors, chief executive officers and general manager, and other senior management members of the VIEs. Each shareholders’ voting rights proxy agreements will remain in force and irrevocable during the period when the nominee shareholders continue to be shareholders of the VIEs, unless Shanghai MOHUA issues adverse instructions in writing.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1.              Organization (Continued)

The VIE agreements (continued)

Exclusive Option Agreements The nominee shareholders of the VIEs have granted Shanghai MOHUA the exclusive and irrevocable option to purchase from the nominee shareholders. The exercise price of the option to purchase all or part of the equity interests in the VIE will be RMB one dollar or the minimum amount of consideration permitted by the applicable PRC laws. Any proceeds received by the Nominee Shareholders from the exercise of the options shall be remitted to the WFOE or its designated party, to the extent permitted by the PRC law. Shanghai MOHUA may exercise such option after issuing the written consent of option purchase. In addition, the VIEs and their nominee shareholders have agreed that without prior written consent of Shanghai MOHUA, they will not create any pledge or encumbrance on their equity interests in the VIEs, or transfer or otherwise dispose of their equity interests in the VIEs. These agreements are not terminated until all of the equity interest of the VIE has been transferred to Shanghai MOHUA or the person(s) designated by Shanghai MOHUA. Neither the nominee shareholders nor the VIEs have the right to terminate or revoke the agreements under any circumstance.

Equity Pledge Agreements Pursuant to the relevant equity pledge agreements, the nominee shareholders of the VIEs have pledged all of their equity interests in the VIEs to Shanghai MOHUA as collateral for all of the VIEs’ payments due to Shanghai MOHUA and to secure the VIEs’ obligations under the exclusive business cooperation agreement. The nominee shareholders shall not transfer or assign the equity interests, the rights and obligations in the equity pledge agreement or create or permit to create any pledges which may have an adverse effect on the rights or benefits of Shanghai MOHUA without Shanghai MOHUA’s written consent. Shanghai MOHUA is entitled to transfer or assign in full or in part the equity interests pledged. In the event of default, Shanghai MOHUA as the pledgee, will be entitled to dispose of the pledged equity. These agreements are not terminated until all of the technical support and consulting and service fees are fully paid under the exclusive technical support and service agreements and all of VIEs’ obligations have been terminated under the other controlling agreements. As of January 10, 2019, the Company completed the registration of all the equity pledges with the relevant office of the administration for industry and commerce in accordance with the PRC Property Rights Law.

Exclusive technical support and service agreements Shanghai MOHUA and the VIEs entered into exclusive technical support and service agreements under which the VIEs engage Shanghai MOHUA as their exclusive provider of technical services and business consulting services. The VIEs shall pay to Shanghai MOHUA service fees quarterly, which is at Shanghai MOHUA’s discretion. Shanghai MOHUA shall have exclusive and proprietary rights and interests in all rights, ownership, interests and intellectual property arising from the performance of the agreement. During the term of the agreements, the VIEs shall not accept any consultations and/or services provided by any third party and shall not cooperate with any third party for the provision of identical or similar services without prior consent of Shanghai MOHUA. These agreements are irrevocable and has a term of 10 years and can be unilaterally extended or amended by Shanghai MOHUA.

Resolutions of all shareholders and resolution of the board of directors of Molecular Data Inc. The shareholders and the Company’s Board resolved that the rights under the shareholder voting rights proxy agreements and the exclusive call option agreements were assigned to the board of directors of the Company or any officer authorized by the Board.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1.              Organization (Continued)

The VIE agreements (continued)

In the opinion of the Company’s legal counsel, (i) the ownership structure of the Company and its VIEs is in compliance with PRC laws and regulations; and (ii) the contractual arrangements with the VIEs and their shareholders are valid and binding, and not in violation of current PRC laws or regulations; (iii) the resolutions are valid in accordance with the articles of association of the Company and the Cayman Islands Law.

However, uncertainties in the PRC legal system could cause the Company’s current ownership structure to be found in violation of existing and/or future PRC laws or regulations and could limit the Company’s ability to enforce its rights under these contractual arrangements. Furthermore, the nominee shareholders of the VIEs may have interests that are different from those of the Company, which could potentially increase the risk that they would seek to act contrary to the terms of the contractual agreements with the VIEs.

In addition, if the current structure or any of the contractual arrangements were found to be in violation of any existing or future PRC laws or regulations, the Company may be subject to penalties, including but not be limited to, revocation of business and operating licenses, discontinuing or restricting business operations, restricting the Company’s right to collect revenues, temporary or permanent blocking of the Company’s internet financial services platforms, restructuring of the Company’s operations, imposition of additional conditions or requirements with which the Company may not be able to comply, or other regulatory or enforcement actions against the Company that could be harmful to its business. The imposition of any of these or other penalties could have a material adverse effect on the Company’s ability to conduct its business.

Creditors of the VIEs have no recourse to the general credit of the Company, who is the primary beneficiary of the VIEs, through its wholly-owned subsidiary, Shanghai MOHUA. The Company did not provide any additional financial or other support that it was not previously contractually required to provide to the VIEs during the periods presented.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1.              Organization (Continued)

The table sets forth the assets and liabilities of the VIEs and subsidiary of the VIE included in the Company’s consolidated balance sheets:

	As of December 31,
	2018	2019
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	1,250	3,382	486
Restricted cash	—	4,148	596
Accounts receivable, net	7,322	11,774	1,691
Unbilled receivables	2,925	41,211	5,920
Notes receivable	1,085	107,404	15,428
Inventories, net	—	725	104
Prepayments and other current assets	83,759	132,152	18,982
Amounts due from related parties	5,307	95,651	13,739
Total current assets	101,648	396,447	56,946

Non-current assets:
Property and equipment, net	411	1,049	151
Intangible assets, net	5	1,560	224
Right-of-use assets, net	—	3,219	462

Total non-current assets	416	5,828	837

Total assets	102,064	402,275	57,783

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1.              Organization (Continued)

	As of December 31,
	2018	2019
	RMB	RMB	US$

Current liabilities:
Short-term borrowings	82	—	—
Accounts payable	4,352	185,188	26,601
Accrued expenses and other liabilities	18,458	65,443	9,400
Income taxes payable	—	387	56
Deferred revenue	43,860	68,662	9,863
Current portion of lease liabilities	—	3,080	442
Amounts due to related parties	118,691	261,980	37,631
Total current liabilities	185,443	584,740	83,993

Non-current liabilities:
Amounts due to related parties	—	4,320	621
Deferred government grants	30	—	—
Total non-current liabilities	30	4,320	621
Total liabilities	185,473	589,060	84,614

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

1.              Organization (Continued)

The table sets forth the results of operations and cash flows of the VIEs and subsidiary of the VIE included in the Company’s consolidated statements of comprehensive loss and cash flows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Net revenues	210,807	2,187,683	10,208,796	1,466,402
Net loss	(19,532)	(19,451)	(103,375)	(14,850)

Net cash used in operating activities	(18,747)	(48,944)	(47,912)	(6,882)
Net cash used in investing activities	(1,734)	(99)	(3,535)	(508)
Net cash generated from financing activities	21,211	49,135	57,727	8,292

As of December 31, 2018, and 2019, there were nil and RMB4,148 (US$596) for pledge or collateralization of the assets of the VIEs and the subsidiary of the VIE, respectively. The amount of the net liabilities of the VIEs and subsidiary of the VIE were RMB83,409 and RMB186,784 (US$26,831) as of December 31, 2018 and 2019, respectively. The creditors of the VIEs and the subsidiary of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies

(a)         Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). The Company experienced a net loss of RMB193,548 (US$27,801) and negative cash flows from operating activities of RMB95,821 (US$13,764) for the year ended December 31, 2019. As of December 31, 2019, the Company had current liabilities exceeded its current asset by RMB188,929 (US$27,138). The management believes the Company has the ability to fulfill its financial obligations and will continue as a going concern considering a) subsequent events as disclosed in Note 21 that the cash inflows from Initial Public Offering with a total offering size of approximately US$61,870, though in January 2020, the Company purchased a US$58,400 note (the “Note”) issued by a third party, L. R. Capital Property Investment Limited. The Note matures in December 2023 and bears interest at 6% per annum, on an annual and non-compounded basis, payable in full at the maturity date. The Note may be redeemed in part or in full at the request of the Company. US$8,000 of the note was redeemed by the Company in June 2020, and b) supplemental agreements signed with related parties subsequently to extend the maturity of loans, with total amount of RMB143,958 (US$20,678), from December 31, 2020 to December 31, 2021. As a result, it is appropriate for the consolidated financial statements to be prepared on a going concern basis.

(b)         Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and the subsidiary of the VIE. All significant inter-company transactions and balances between the Company, its subsidiaries, the VIEs and subsidiary of the VIE have been eliminated upon consolidation.

(c)          Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include, but not limited to, estimating variable consideration, the useful lives of long-lived assets and intangible assets, determining the provision for accounts receivable and prepayments, determining the provision for inventories, impairment assessment for long-term investment and long-lived assets, accounting for share-based compensation, valuation allowance for deferred tax assets, measurement of right-of-use assets and lease liabilities. Changes in facts and circumstances may result in revised estimates. Actual results could materially differ from those estimates.

(d)         Foreign currency

The functional currency of the Company and its Hong Kong subsidiary is the United States dollars (“US$”). The Company’s PRC subsidiaries, the VIEs and the subsidiary of the VIE determined their functional currency to be the Chinese Renminbi (“RMB”). The determination of functional currency is based on the criteria of ASC 830, Foreign Currency Matters (“ASC 830”). The Company uses the RMB as its reporting currency.

The financial statements of the Company and its Hong Kong subsidiary are translated from the functional currency to the reporting currency, RMB. Monetary assets and liabilities of the subsidiaries are translated into RMB using the exchange rate in effect at each balance sheet date. Income and expense items are translated at the average exchange rate prevailing during the fiscal year. Translation gains and losses are accumulated in other comprehensive loss, as a component of shareholders’ deficit in the consolidated financial statements.

Transactions denominated in other than the functional currencies are remeasured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Financial assets and liabilities denominated in other than the functional currency are re-measured into the functional currency at the exchange rates prevailing at the balance sheet date. The foreign exchange differences are recorded in the consolidated statements of comprehensive loss.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(e)          Convenience translation

Amounts in US$ are presented for the convenience of the readers and are translated at the noon buying rate of US$1.00 to RMB6.9618 on December 31, 2019 as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate.

(f)            Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and bank deposits, which are unrestricted as to withdrawal and use. The Company considers all highly liquid investments that are readily convertible to known amounts of cash and with original maturities from the date of purchase of three months or less to be cash equivalents.

(g)         Restricted cash

Restricted cash mainly represents cash held in escrow as security for financial service and related party’s credit facilities.

The Company adopted ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, effective January 1, 2017 retrospectively and presented restricted cash within the ending cash, cash equivalents, and restricted cash balance on the Company’s consolidated statements of cash flows for the periods presented.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(h)         Accounts receivable and allowance for doubtful debt

Accounts receivable are carried at net realizable value. An allowance for doubtful debt is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off when it is deemed uncollectible.

(i)            Inventories

Inventories of the Company are chemical products. Inventories are stated at the lower of cost or net realizable value. Costs of inventory are determined using the weighted average method. Adjustments to reduce the cost of inventories are made, if required, for decreases in sales prices, obsolescence or similar reductions in the estimated net realizable value.

(j)            Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful life

Office equipment	1~3 years
Leasehold improvements	5 years

Repair and maintenance costs are charged to expenses as incurred.

(k)         Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method. The amortization method reflects the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed.

Intangible assets have estimated economic lives from the date of purchase as follows:

Category	Estimated economic life

Purchased software	3 years

The Company does not have any indefinite-lived intangible assets.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(l)            Long-term investment

The Company’s long-term investment represents an equity method investment. Investments in equity investees represent investments in entities in which the Company can exercise significant influence but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC 323-10, Investments-Equity Method and Joint Ventures: Overall. Under the equity method, the Company initially records its investment at cost and prospectively recognizes its proportionate share of each equity investee’s net profit or loss into its consolidated statements of comprehensive loss. The difference between the cost of the equity investee and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill included in equity method investment on the consolidated balance sheets. The Company evaluates its equity method investment for impairment under ASC 323-10. An impairment loss on the equity method investment is recognized in the consolidated statements of comprehensive loss when the decline in value is determined to be other-than-temporary.

(m)      Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment loss was recognized for the years ended December 31, 2017, 2018 and 2019.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(n)         Fair value measurements of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes receivable, unbilled receivables, amounts due from related parties, other receivables, accounts payable, other payables, amounts due to related parties, and short-term borrowings. Other than the non-current amounts due to related parties, the carrying values of these financial instruments approximate to their fair values due to their short-term maturities, which are categorized in level 1.

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

•                  Level 1 —Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.

•                  Level 2 —Include other inputs that are directly or indirectly observable in the marketplace.

•                  Level 3 —Unobservable inputs which are supported by little or no market activity.

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities:

(1) market approach; (2) income approach; and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Company had no financial assets and liabilities measured and recorded at fair value on a non-recurring basis as of December 31, 2018 and 2019. The fair values of the Company’s non-current amounts due to related parties for disclosure purpose were RMB165,822 and RMB30,488 (US$4,379) as of December 31, 2018 and 2019, respectively, determined based on the discounted cash flow model using the market interest rates, which are level 2 significant other observable inputs.

(o)         Revenue recognition

Effective January 1, 2017, the Company elected to early adopt the requirements of Accounting Standards Update (ASU) 2014-09, Revenue from contracts with Customers (“ASC 606”) using the full retrospective method.  The Company’s revenues are primarily derived from sales of chemical products through direct sales model, provision of matching service through marketplace model, provision of online membership services and provision of financial service. Revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services under ASC 606.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(o)         Revenue recognition (continued)

Chemical trading — direct sales model

The Company sells chemical products to customers through an online platform or sales representatives. Sales contracts are entered into with each individual customer. The Company is the principal under the chemical direct sales model as the Company controls the chemical products with the ability to direct the use of, and obtain substantially all the remaining benefits from the chemical products before they are sold to its customers. The Company has a single performance obligation to sell chemical products to the buyers. The Company estimates the amount of variable consideration including sales return using the expected value method and includes variable consideration in the transaction price to the extent that it is probable that a significant reversal will not occur. Revenue for chemical trading under direct sales model is recognized at a point in time when the single performance obligation is satisfied when the chemical products are delivered to the customer.

Chemical trading — marketplace model

The Company matches product suppliers and platform buyers through its vendor-supplier matching recommendation system. The Company charges a commission fee to either the buyer or seller, depending on which party requests the matching services based on the commission agreements signed. The Company has a single performance obligation to provide the matching service. As the Company is a service provider and does not control the goods prior to transfer to the end customer, the Company recognizes commission fee as an agent on a net basis. The Company considers both the buyer and end customer to be its customers in the transaction. The Company estimates the amount of variable consideration including payment contingent on product delivery to platform buyer using the most likely amount method and includes in the transaction price to the extent that it is probable that a significant reversal will not occur. Revenue for chemical trading under marketplace model is recognized at a point in time when the performance obligation is satisfied upon the completion of the matching service.

Online membership service

The Company provides access to the users who subscribed for its online membership service to upload their product information on its online platform for promotion purpose and to attend the online trainings and marketing activities organized by the Company during the membership period. The Company typically charges a fixed fee over the membership period. The Company has a single performance obligation to stand ready to perform the membership services during the membership period. As the users simultaneously receive and consume the benefits provided by the Company’s performance as the Company performs, revenue for online membership service is recognized ratably over the contract period.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(o)         Revenue recognition (continued)

Prior to July 2019, for certain transactions under the direct sales model and marketplace model, the Company provides guarantee on the customers’ loan repayments to certain financial institutions. The guarantees are within the scope of ASC 460, Guarantees, which is accounted for at fair value at inception. The Company first allocates the fair value of the guarantee obligation from the total transaction price and allocates the remaining transaction price to the performance obligation under ASC 606. Subsequently, the Company amortizes the guarantee obligation into revenue outside the scope of ASC 606 as the Company is released from risk under the guarantee. The Company subsequently accounts for the contingent loss arising from the arrangement in accordance with ASC 450, Contingencies.

Financial service

Starting from July 2019, the Company enters into financial service contracts with its suppliers, customers, and financing providers, including banks and non-bank financial institutions, to facilitate lending arrangements between the financing providers and the customers and suppliers who use the Company’s online platforms. In addition to the loan facilitation service, the Company provides a guarantee to the financing providers on the loan repayments. The guarantees are within the scope of ASC 460, Guarantees. The Company typically charges its customers and suppliers a fixed fee based on a percentage of the loan amount for the facilitation service and the guarantee. The Company first allocates the transaction price to the guarantee obligation at fair value and allocates the remaining transaction price to the facilitation service under ASC 606. The Company recognizes revenue generated from the facilitation service when the Company successfully matches the customers or suppliers with the financing providers. The Company amortizes the guarantee obligation into revenue outside the scope of ASC 606 as the Company is released from risk under the guarantee. The Company subsequently accounts for the contingent loss arising from the guarantee arrangement in accordance with ASC 450, Contingencies.

The transaction price allocated to guarantee obligation and the subsequent contingent loss were historically immaterial for the years ended December 31, 2017, 2018 and 2019. The maximum potential undiscounted future payments which the Company would be required to make under its guarantee obligation were RMB16,782, RMB26,433 and RMB39,773 (US$5,713) as of December 31, 2017, 2018 and 2019, respectively.

When the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, and the right to consideration is conditioned only on the passage of time, the Company recognizes an unbilled receivable on the consolidated balance sheets.

Contract assets, which arise when revenue is recognized prior to invoicing and the right to the amount due from customers is conditioned on something other than the passage of time, such as the completion of a related performance obligation, were nil as of December 31, 2018 and 2019.

When a customer pays consideration before the Company transfers goods or services, the Company records its obligation as a contract liability, which is classified as deferred revenue.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(p)         Cost of revenues

Cost of revenue consists primarily of cost of chemical products sold.

(q)         Shipping and other handling costs

Shipping and other handling costs are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB11,802, RMB12,565 and RMB13,945 (US$2,003) for the years ended December 31, 2017, 2018 and 2019, respectively.

(r)           Research and development expenses

Research and development expenses consist primarily of personnel-related expenses and rental expenses incurred for the development of, enhancement to, and maintenance of the Company’s technology infrastructure to support its business operations. Research and development costs are expensed as incurred unless such costs qualify for capitalization as software development costs. In order to qualify for capitalization, (i) the preliminary project should be completed, (ii) management has committed to funding the project and it is probable that the project will be completed and the software will be used to perform the function intended, and (iii) it will result in significant additional functionality in the Company’s services. The amount of costs qualifying for capitalization has been immaterial during the periods presented, and as a result, all development costs were expensed as incurred.

(s)           Leases

The Company adopted ASU No. 2016-02, Leases (Topic 842), (“ASU 842”) from January 1, 2019 using the modified retrospective method and chose to apply the new standard as of the effective date and did not restate the comparable periods. The Company has elected the package of practical expedients, which allows the Company not to reassess (i) whether any expired or existing contracts as of the adoption date are or contain a lease, (ii) lease classification for any expired or existing leases as of the adoption date and (iii) initial direct costs for any existing leases as of the adoption date. The Company also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

The Company determines if an arrangement is a lease or contains a lease at the inception. For operating leases, the Company recognizes a right-of-use asset (“ROU asset”) and a lease liability based on the present value of the lease payments over the lease term in the consolidated balance sheets at the lease commencement date. For finance leases, assets are included in property and equipment in the consolidated balance sheets. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company’s leases often include options to extend and lease terms include such extended terms when the Company is reasonably certain to exercise those options. Lease terms also include periods covered by options to terminate the leases when the Company is reasonably certain not to exercise those options.

Upon adoption on January 1, 2019, the Company recognized total lease liabilities (including current and non-current) of RMB4,567 (US$656), with corresponding ROU assets of RMB4,706 (US$676), based on the present value of the remaining minimum rental payments under existing operating leases. The difference between the lease liabilities and ROU assets represented the prepaid rent balances of RMB139 (US$20).  There is no impact of adoption on the Company’s opening retained earnings and current period net loss.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(t)            Government grants

Government grants are provided by the relevant PRC municipal government authorities to subsidize the cost of certain research and development projects. The amount of such government grants are determined solely at the discretion of the relevant government authorities. The government grants of non-operating nature with no further conditions to be met are recorded as non-operating income in “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met.

For the years ended December 31, 2017, 2018 and 2019, government grants in the amounts of RMB698, RMB1,886 and RMB1,699 (US$244) were recognized as other income in the consolidated statements of comprehensive loss.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(u)         Income taxes

The Company follows the liability method of accounting for income taxes in accordance with ASC 740 Accounting for Income Taxes (“ASC 740”), to account for uncertainty in income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect in the period in which the differences are expected to reverse. The Company records a valuation allowance to offset deferred tax assets if based on the weight of available evidence, it is more-likely-than-not that some portions, or all, of the deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rate is recognized in tax expense in the period that includes the enactment date of the change in tax rate.

The Company evaluates its uncertain tax positions using the provisions of ASC 740, which prescribes a recognition threshold that a tax position is required to meet before being recognized in the consolidated financial statements. The Company recognizes in the consolidated financial statements the benefit of a tax position which is “more likely than not” to be sustained under examination based solely on the technical merits of the position assuming a review by tax authorities having all relevant information. Tax positions that meet the recognition threshold are measured using a cumulative probability approach, at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. It is the Company’s policy to recognize interest and penalties related to unrecognized tax benefits, if any, as a component of income tax expense.

(v)          Share-Based Compensation

The Company applies ASC 718, Compensation — Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Company’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards with only service conditions, the Company has elected to recognize compensation expense using the accelerated method for the awards that have a graded vesting schedule. The Company adopted Accounting Standard Update (“ASU”) ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting and elected to account for forfeitures as they occur.

The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binominal option pricing model was applied in determining the estimated fair value of the options granted to employees.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(w)       Comprehensive income (loss)

Comprehensive income (loss) is defined as the changes in equity of the Company during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Among other disclosures, ASC 220, Comprehensive Income, requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. For each of the periods presented, the Company’s comprehensive loss includes only net loss and is presented in the consolidated statements of comprehensive loss.

(x)         Loss per share

In accordance with ASC 260, Earnings per Share, basic loss per share is computed by dividing net loss attributable to ordinary shareholders by the weighted average number of unrestricted ordinary shares outstanding during the year. Diluted loss per share is calculated by dividing net loss attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares are not included in the denominator of the diluted loss per share calculation when inclusion of such shares would be anti-dilutive.

(y)          Segment reporting

The Company’s Chief Executive Officer as the chief operating decision-maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of the Company as a whole. In accordance with ASC 280, Segment Reporting, the Company has only one reportable segment. As the Company generates substantially all its revenues in the PRC and all of the Company’s long-lived assets are substantially located in the PRC, no geographical segments are presented.

(z)           Advertising expense

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising Costs. The Company recognized advertising costs of RMB2,945, RMB25,324 and RMB10,693 (US$1,536) for the years ended December 31, 2017, 2018 and 2019, respectively.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(aa)  Value added taxes (“VAT”), business related tax and surcharges

The Company is subject to VAT at the rate of 17%, 16%, 13%, 6%, 5% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, and related surcharges on revenue generated from providing services.

VAT is reported as a deduction to revenue when incurred and amounted to RMB713,676, RMB1,466,302 and RMB1,798,899 (US$258,396) for the years ended December 31, 2017, 2018 and 2019, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

The Company is also subject to certain government surcharges on the VAT payable in the PRC, which is recorded as cost of revenues.

(bb)  Deferred initial public offering (“IPO”) costs

Direct and incremental costs incurred by the Company attributable to its proposed IPO of ordinary shares in the U.S. is deferred and recorded as deferred IPO costs in the consolidated balance sheets and will be charged against the gross proceeds received from such offering.

(cc)    Commitments and contingencies

The Company records liabilities for contingencies when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

If the assessment of a contingency indicates that it is probable that a material loss is incurred and the amount of the liability can be estimated, then the estimated liability is accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed.

(dd)  Comparatives

Certain items reported in the prior year’s consolidated financial statements have been reclassified to conform with the current year’s presentation.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

2.              Summary of Significant Accounting Policies (Continued)

(ee)    Recent accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). ASU 2016-13 changes the impairment model for most financial assets and certain other instruments. The standard will replace “incurred loss” approach with an “expected loss” model for instruments measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under the other-than-temporary impairment model. The standard is effective for public business entities for annual periods beginning after December 15, 2019, and interim periods therein. Early adoption is permitted. The Company does not currently anticipate the adoption of this ASU to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement. The update eliminates, modifies, and adds certain disclosure requirements for fair value measurements. This update is effective in fiscal years, including interim periods, beginning after December 15, 2019, and early adoption is permitted. The added disclosure requirements and the modified disclosure on the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim or annual period presented. All other changes to disclosure requirements in this update should be applied retrospectively to all periods presented upon their effective date. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This update simplifies the accounting for income taxes as part of the FASB’s overall initiative to reduce complexity in accounting standards. The amendments include removal of certain exceptions to the general principles of ASC 740, Income taxes, and simplification in several other areas such as accounting for a franchise tax (or similar tax) that is partially based on income. The update is effective in fiscal years beginning after December 15, 2020, and interim periods therein, and early adoption is permitted. Certain amendments in this update should be applied retrospectively or modified retrospectively, all other amendments should be applied prospectively. The Company does not expect the impact of this guidance to have a material impact on the Company’s consolidated financial statements.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3.              Concentration of Risks

(a)         Concentration of credit risk

Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents, restricted cash and accounts receivable.

The Company places its cash and cash equivalents and restricted cash with reputable financial institutions with high-credit ratings. There has been no recent history of default in relation to these financial institutions. The Company continues to monitor the financial strength of the financial institutions.

Accounts receivable are typically unsecured and derived from revenue earned from customers in the PRC, which are exposed to credit risk. The risk is mitigated by credit evaluations the Company performs on its customers and its ongoing monitoring process of outstanding balances.

(b)         Concentration of suppliers and customers

The success of the Company’s business going forward will rely in part on the Company’s ability to continue to obtain and expand business from existing suppliers and customers while also attracting new suppliers and customers.  No supplier accounted for 10% or more of the Company’s total costs for the years ended December 31, 2017, 2018 and 2019. No customer accounted for 10% or more of the Company’s revenues for the years ended December 31, 2017, 2018 and 2019.

(c)          Current vulnerability due to certain other concentrations

The Company participates in a dynamic and competitive high technology industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations or cash flows: changes in the overall demand for services; competitive pressures due to new entrants; advances and new trends in new technology; strategic relationships or customer relationships; regulatory considerations; and risks associated with the Company’s ability to attract and retain employees necessary to support its growth.

The Company’s operations could be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for more than 20 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3.              Concentration of Risks (Continued)

(d)         Currency convertibility risk

The Company transacts all of its business in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China (the ‘‘PBOC’’). However, the unification of the exchange rates does not imply that the RMB may be readily convertible into US$ or other foreign currencies. All foreign exchange transactions continue to take place either through the PBOC or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the PBOC. Approval of foreign currency payments by the PBOC or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts.

(e)          Foreign currency exchange rate risk

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The (appreciation)/ depreciation of the RMB against US$ was approximately (5.8%), 5.0% and 1.6% in the years ended December 31, 2017, 2018 and 2019, respectively. The functional currency and the reporting currency of the Company and its Hong Kong subsidiary are the US$ and the RMB, respectively. Most of the Company’s PRC subsidiaries, the VIEs and subsidiary of the VIE’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents is denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

4.              Accounts Receivable, Net

	As of December 31,
	2018	2019
	RMB	RMB	US$

Accounts receivable	56,493	40,464	5,813
Allowance for doubtful accounts	(15,763)	(20,040)	(2,879)
Total accounts receivable, net	40,730	20,424	2,934

An analysis of the allowance for doubtful accounts is as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Balance at beginning of the year	21,192	15,763	2,264
Provision	6,827	8,487	1,220
Reversal	(7,057)	(4,210)	(605)
Write-off	(5,199)	—	—
Balance at end of the year	15,763	20,040	2,879

5.              Inventories, Net

Inventories consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Chemical products	7,256	4,351	625
Provision for obsolete stock	—	—	—
Total	7,256	4,351	625

No inventories were pledged for the years ended December 31, 2018 and 2019.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

6.              Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Prepayments to suppliers, net	290,060	156,958	22,545
Capitalized listing expenses	—	35,261	5,065
Prepaid expenses	1,653	21,436	3,079
Other receivables, net	3,755	3,195	459
VAT recoverable	517	—	—
Total	295,985	216,850	31,148

As of December 31, 2018, and 2019, prepayments to suppliers and other receivables are net of allowance for doubtful accounts of RMB13,988 and RMB41,569 (US$5,971), respectively.

7.              Property and Equipment, Net

Property and equipment consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$

At cost:
Office equipment	3,693	4,133	594
Leasehold improvements	2,282	2,695	387
	5,975	6,828	981
Less: accumulated depreciation	(4,213)	(5,722)	(822)
Property and equipment, net	1,762	1,106	159

For the years ended December 31, 2017, 2018 and 2019, the Company recorded depreciation expenses of RMB1,461, RMB1,373 and RMB1,509 (US$217), respectively, and are included in the following accounts:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Sales and marketing expenses	935	853	892	128
General and administrative expenses	258	268	290	42
Research and development expenses	268	252	327	47
	1,461	1,373	1,509	217

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

8.              Intangible Assets, Net

Intangible assets consist of the following:

	As of December 31,
	2018	2019
	RMB	RMB	US$

At cost:
Purchased software	3,243	4,210	605
	3,243	4,210	605
Less: accumulated amortization	(1,109)	(2,650)	(381)
Intangible assets, net	2,134	1,560	224

For the years ended December 31, 2017, 2018 and 2019, the Company recorded amortization expenses of RMB27, RMB1,065 and RMB 1,541 (US$221), respectively.

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 3 years.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
For the years ending December 31,
2020	1,079	155
2021	404	58
2022	77	11
2023 and thereafter	—	—
	1,560	224

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

9.              Short-term Borrowings

Short-term borrowings represented RMB denominated borrowings obtained from financial institutions with repayment terms of less than three months. These borrowings outstanding as of December 31, 2018 and December 31, 2019 bore weighted average interest rates of 10.00% per annum and 10.00% per annum and were secured by other receivables of RMB1,000 and nil, respectively.

10.       Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Payroll and welfare payables	18,236	18,226	2,618
VAT and other tax payables	1,741	46,465	6,675
Accrued expenses	778	17,499	2,514
Deposits from customers	771	7,005	1,006
Logistic fee payables	3,183	4,172	599
Others	—	9,659	1,387
	24,709	103,026	14,799

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

11.       Revenues

The following table presents a disaggregation of revenue from contracts with customers based on different service lines, for the years ended December 31, 2017, 2018 and 2019. All revenues are generated within the same reportable segment:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Chemical trading — direct sales model	4,199,661	9,045,458	13,167,719	1,891,424
Chemical trading — market place model	972	4,387	26,513	3,808
Online membership service	1,274	3,421	10,650	1,530
Financial service	—	—	917	132
Others	—	—	1,516	218
	4,201,907	9,053,266	13,207,315	1,897,112

Revenue recognized that was included in the deferred revenue balance at the beginning of the period was RMB148,108, RMB44,843 and RMB153,467 (US$22,044) for the years ended December 31, 2017, 2018 and 2019, respectively.

The following table reflects the changes in unbilled receivables and contract liabilities as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Unbilled receivables	12,813	62,529	8,982
Deferred revenue	153,467	107,181	15,396

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12.       Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain arising in the Cayman Islands. Additionally, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

Hong Kong

MKD HK is incorporated in Hong Kong and is subject to Hong Kong profits tax rate of 16.5% on its activities conducted in Hong Kong. Additionally, upon payments of dividends by the Company to its shareholders, no HK withholding tax will be imposed.

PRC

The Company’s subsidiaries and VIEs in the PRC are subject to the statutory rate of 25%, in accordance with the Enterprise Income Tax law (the ‘‘EIT Law’’), which was effective since January 1, 2008, except for the following entities eligible for preferential tax rates.

In October 2016, Shanghai MOLBASE qualified as High and New Technology Enterprise (“HNTE”) and was eligible for 15% preferential tax rate effective for three consecutive years. Shanghai MOLBASE reapplied for HNTE certificate in 2019 and the approval was obtained on January 10, 2020 with a retroactive effect from 2019 to 2021.

In 2018 and 2019, Shanghai MOUHUA was qualified for small and micro-sized enterprise (“SME”) and became eligible for both the 50% reduction of taxable income and the reduced EIT rate of 20%. Accordingly, for the years ended December 31, 2018 and 2019, Shanghai MOHUA enjoyed 50% reduction of taxable income and the reduced EIT rate of 20%.

Dividends, interests, rent or royalties payable by the Company’s PRC subsidiaries to non-PRC resident enterprises, and proceeds from any such non-resident enterprise investor’s disposition of assets (after deducting the net value of such assets) shall be subject to 10% withholding tax, unless the respective non-PRC resident enterprise’s jurisdiction of incorporation has a tax treaty or arrangements with China that provides for a reduced withholding tax rate or an exemption from withholding tax.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12.       Income Taxes (Continued)

The Company’s loss before income tax consisted of:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Non-PRC	—	(124,022)	(49,214)	(7,068)
PRC	(107,807)	(130,617)	(143,869)	(20,666)

	(107,807)	(254,639)	(193,083)	(27,734)

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive loss were as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Current	—	—	465	67
Deferred	—	—	—	—

Income tax expenses	—	—	465	67

The reconciliations of the income tax expenses for the years ended December 31, 2017, 2018 and 2019 were as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Loss before income tax expense	(107,807)	(254,639)	(193,083)	(27,734)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefits at PRC statutory tax rate of 25%	(26,952)	(63,660)	(48,271)	(6,933)
Additional deduction of research and development expenses	—	—	(1,202)	(173)
Effect of different tax rates in different jurisdictions	—	31,006	12,303	1,767
Preferential rate	(4)	1,137	—	—
Statutory income/(expense)	1,432	(1,547)	(3,569)	(513)
Non-deductible expenses	710	1,138	4,595	660
Current and deferred tax rate differences	145	(1,313)	—	—
Change in valuation allowance	24,669	33,239	36,609	5,259
Income tax expenses	—	—	465	67

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12.       Income Taxes (Continued)

The significant components of the Company’s deferred tax assets were as follows:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Non-current deferred tax assets
Allowance for doubtful debt	787	9,442	1,356
Impairment of a long-term investment	363	—	—
Advertising expense	471	41	6
Additional social insurance	1,224	1,086	156
Accrued expense and other current liability	—	1,907	274
Tax losses	11,062	38,040	5,464
Less: valuation allowance	(13,907)	(50,516)	(7,256)

Deferred tax assets, net	—	—	—

The Company operates through subsidiaries, VIEs and the subsidiary of the VIE and valuation allowance is considered for each of the entities on an individual basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2018 and 2019. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2019, the Company had taxable losses of RMB164,184 (US$23,584) derived from entities in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from December 31, 2020 to 2028 if not utilized.

The Company plans to indefinitely reinvest the undistributed earnings of its subsidiaries, the VIEs and the subsidiary of the VIE located in the PRC. As of December 31, 2019, the total amount of undistributed earnings from these entities was nil and no withholding tax has been accrued.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

12.       Income Taxes (Continued)

Unrecognized Tax Benefits

As of December 31, 2018 and 2019, the Company had unrecognized tax benefit of nil and RMB3,006 (US$432), respectively, all of which were presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets and of which, full valuation allowance would have been recorded. The unrecognized tax benefit was mainly related to income of the Company not properly recorded. It is possible that the amount of unrecognized benefits will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2018 and 2019, there were nil and RMB2,965 (US$426) of unrecognized tax benefits that, if ultimately recognized, would affect the annual effective tax rate excluding the relating impact on valuation allowance. A reconciliation of the beginning and ending amounts of unrecognized tax benefits was as follows:

	For the years ended December 31,
	2018	2019
	RMB	RMB	US$

Balance at the beginning of year	—	—	—
Additions based on tax positions related to the current year	—	2,252	324
Additions related to prior year tax position	—	1,092	157
Decreases related to prior year tax position	—	(338)	(49)

Balance at the end of year	—	3,006	432

For the years ended December 31, 2017, 2018 and 2019, no interest expense was accrued in relation to the unrecognized tax benefits. Accumulated interest expenses recorded in unrecognized tax benefits were nil and nil as of December 31, 2018 and 2019, respectively.

As of December 31, 2019, the tax years ended December 31, 2014 through 2019 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13.       Related Party Transactions

Related parties

Name	Relationship with the Company
Chang Dongliang	Founder and principal shareholder of the parent company
MOLBASE Inc.	Parent company
MOLBASE (HK) Limited	Entity under common control of the parent company
MOLBASE (Shanghai) Biotechnology Co., Ltd.	Entity under common control of the parent company
Shanghai MOYU Biotechnology Co., Ltd.	Entity under common control of the parent company
MOXIN Commercial Factoring (Shenzhen) Co., Ltd.	Entity under common control of the parent company
ShaanXi Molbase Logistic Management Co., Ltd.	Entity under common control of the parent company

The Company had the following significant related party transactions:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Services provided
MOLBASE (Shanghai) Biotechnology Co., Ltd.	—	—	9,968	1,432

Purchase of goods
MOLBASE (Shanghai) Biotechnology Co., Ltd.	—	—	30,891	4,437

Purchase of services
ShaanXi Molbase Logistic Management Co., Ltd.	—	—	999	143

Repayment of consideration
MOLBASE (Shanghai) Biotechnology Co., Ltd.	—	—	104,190	14,966

Guarantee provided on loans for (1)
MOLBASE (Shanghai) Biotechnology Co., Ltd.	—	—	50,505	7,255

Loans from
MOLBASE (HK) Limited	—	20,875	74,607	10,717
MOLBASE Inc.	—	—	14,274	2,050

Loans to
ShaanXi Molbase Logistic Management Co., Ltd.	—	—	794	114

(1)         In 2019, the Company provided guarantees of RMB50,505 (US$7,255) for MOLBASE (Shanghai) Biotechnology Co., Ltd.’s bank borrowings, which were all due in 2020.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13.       Related Party Transactions (Continued)

The Company had the following related party balances as of December 31, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB	US$

Amounts due from related parties:
Current:
ShaanXi Molbase Logistic Management Co., Ltd.	—	794	114
MOXIN Commercial Factoring (Shenzhen) Co., Ltd.	20	20	3
Shanghai MOYU Biotechnology Co., Ltd.	7	7	1
Chang Dongliang	6	7	1
MOLBASE Inc.	2,224	—	—
MOLBASE (HK) Limited	109	—	—
	2,366	828	119

Amounts due to related parties:
Current:
MOLBASE (HK) Limited (1)	21,550	77,520	11,135
MOLBASE (Shanghai) Biotechnology Co., Ltd. (3)	—	60,533	8,695
MOLBASE Inc. (2)	4,461	5,905	848
Chang Dongliang	1,833	—	—
	27,844	143,958	20,678

Non-current:
MOLBASE (HK) Limited (1)	—	18,528	2,661
MOLBASE Inc. (2)	—	10,605	1,523
MOLBASE (Shanghai) Biotechnology Co., Ltd.	177,776	2,487	358
Chang Dongliang	—	1,833	263
	177,776	33,453	4,805

(1)         As of December 31, 2018 and 2019, amounts due to MOLBASE (HK) Limited represented the cash funding support to the Company for its operations. These balances were unsecured and interest-free. As of December 31, 2019, the due dates for the loans of RMB42,178 (US$6,059) and RMB18,528 (US$2,661) were December 31, 2020 and 2021, respectively, while other balances have no fixed terms of repayment.

(2)         As of December 31, 2018 and 2019, amounts due to MOLBASE Inc. represented the cash funding support to the Company for its operations. These balances were unsecured and interest-free. As of December 31, 2019, the due dates for the loans of RMB4,461 (US$641) and RMB10,605 (US$1,523) were December 31, 2020 and 2021, respectively, while other balances have no fixed terms of repayment.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

13.       Related Party Transactions (Continued)

(3)         As of December 31, 2018 and 2019, amounts due to MOLBASE (Shanghai) Biotechnology Co., Ltd. represented funds provided by Shanghai Biotech to the Company for its operations. Prior to the Reorganization, Shanghai Biotech obtained various short-term and long-term loans from banks to develop the chemical e-commerce business. Upon the Reorganization, the amounts due to Shanghai Biotech will be due in 18 months subsequent to the Reorganization. On June 28, 2019, the Company signed a supplemental agreement with Shanghai Biotech to extend the payment due date from 18 months to 24 months subsequent to the Reorganization.

14.       Share Capital

The Company historically operated its business through its subsidiaries, VIEs and the subsidiary of the VIE. The Company, through a series of transactions which are accounted for as a reorganization of entities under common control, became the ultimate parent entity of these subsidiaries, VIEs and the subsidiary of the VIE on December 21, 2018. Accordingly, these consolidated financial statements reflect the historical operations of the Company as if the current organization structure had been in existence throughout the periods presented.

On February 28, 2018, the Company issued 310,627,024 ordinary shares with par value of US$0.00005 to MOLBASE Inc. in connection with the incorporation of the Company (Note 1).  As of December 31, 2019, 1,000,000,000 ordinary shares were authorized (December 31, 2018: 1,000,000,000) and 310,627,024 ordinary shares were outstanding (December 31, 2018: 310,627,024).

The Company did not pay or declare any dividends on ordinary shares in the years ended December 31, 2017, 2018 and 2019.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

15.       Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the following periods:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Numerator:
Net loss attributable to ordinary shareholders	(107,807)	(254,639)	(193,548)	(27,801)

Denominator:
Weighted-average number of ordinary shares outstanding — basic and diluted	310,627,024	310,627,024	310,627,024	310,627,024

Loss per share — basic and diluted	(0.35)	(0.82)	(0.62)	(0.09)

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16.       Share-Based Compensation

On November 27, 2018, the Board of Directors of the Company approved the 2018 Share Plan (the “Plan”) for the purpose of providing incentives and rewards to employees and executives. According to the Plan, 48,676,179 ordinary shares have been reserved to be issued to any qualified employees, directors and officers.

Upon the approval of the Plan on November 27, 2018, the Company granted 41,108,821 options to employees at a pre-determined exercise price and reached mutual understanding of the terms and conditions. In 2019, the Company granted 1,996,516 options with the same terms and conditions. The options granted have expiration periods ranging from 7 to 10 years from the grant date and are subject to immediate vesting upon the grant date or under a graded vesting schedule over 1 to 4 years. Vested shares can be exercised by the employee at any time.

A summary of the employee equity award activity under the 2018 Plan is stated below:

	Number of options	Weighted- average exercise price	Weighted- average grant-date fair value	Weighted- average remaining contractual term	Aggregate intrinsic value
		US$	US$	Years	US$
Outstanding, December 31, 2018	41,108,821	0.43	0.71	7.2	22,199
Granted	1,996,516	0.80
Exercised	—	—
Forfeited	(3,593,282)	0.79
Outstanding, December 31, 2019	39,512,055	0.42	0.75	6.2	172,436
Vested and expected to vest at December 31, 2019	39,512,055	0.42	0.75	6.2	172,436
Exercisable at December 31, 2019	29,850,733	0.29	0.78	5.3	133,981

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2019, the Company had options outstanding to purchase an aggregate of 39,512,055 shares with an exercise price below the estimated fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB 1,200,465 (US$172,436).

Total intrinsic value of options exercised for the years ended December 31, 2018 and 2019 was nil and nil, respectively. The total fair value of options vested during the years ended December 31, 2018 and 2019 was RMB201,913 and RMB207,524 (US$29,809), respectively.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

16.       Share-Based Compensation (Continued)

Fair value of employee share options

The fair value of share options was determined using the binomial option valuation model, with the assistance from an independent third-party valuation firm. The binomial model requires the input of highly subjective assumptions, including the expected share price volatility and the suboptimal early exercise factor. The risk-free rate for periods within the contractual life of the options is based on the market yield of U.S. Treasury Bonds in effect at the time of grant. For expected volatilities, the Company has made reference to historical volatilities of several comparable companies. The suboptimal early exercise factor was estimated based on the Company’s expectation of exercise behavior of the grantees. The estimated fair value of the ordinary shares at the grant date, was determined with the assistance from an independent third-party valuation firm. The Company’s management is ultimately responsible for the determination of the estimated fair value of its ordinary shares.

The assumptions used to estimate the fair value of the share options granted to employees are as follows:

	2018		2019

Risk-free interest rate	2.93%~3.06%		1.95%~1.96%
Expected volatility	55.46%~58.33%		56.21%~56.25%
Suboptimal early exercise multiple	2.2 and 2.8		2.8
Expected post-vesting forfeiture rate	4.9%		5.0%
Fair value per ordinary share	US$	0.97	US$	1.83

The aggregate fair value of the outstanding options at the grant date was determined to be RMB207,524 (US$29,809) and such amount is recognized as compensation expense using the accelerated method for all share options granted.

As of December 31, 2019, there was RMB35,843 (US$5,149) of unrecognized share-based compensation cost, related to unvested options which is expected to be recognized over a weighted-average period of 0.73 years. Total unrecognized compensation cost may be adjusted for future changes when actual forfeitures incurred.

The Company recognized share-based compensation expense for the years ended December 31, 2017, 2018 and 2019 as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
Sales and marketing expenses	—	7,942	6,860	985
General and administrative expenses	—	109,956	28,773	4,133
Research and development expenses	—	6,124	3,359	483
Total	—	124,022	38,992	5,601

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

17.       Restricted Net Assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries, the VIEs and subsidiary of the VIE. Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiaries, the VIEs and subsidiary of the VIE only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of the Company’s subsidiaries, the VIEs and subsidiary of the VIE.

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2018 and 2019, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries, VIEs and the subsidiary of VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the VIEs, and the subsidiary of the VIE as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2018, and 2019, restricted net assets of the Company’s PRC subsidiaries, the VIEs and the subsidiary of the VIE were RMB73 and RMB61,199 (US$8,791), respectively.

18.       Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Company incurred for the plan were RMB13,284, RMB18,414 and RMB26,229 (US$3,768) for the years ended December 31, 2017, 2018 and 2019, respectively.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

19.       Leases

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company do not assume renewals in our determination of the lease term unless the renewals are reasonably certain to be exercised at lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2019, the weighted average remaining lease term was 0.91 years and weighted average discount rate was 7.8% for the Company’s operating leases.

Operating lease cost for the year ended December 31, 2019 was RMB2,930 (US$421). Short-term lease cost and variable lease cost was nil for the year ended December 31, 2019.

Future lease payments under operating leases as of December 31, 2019 are as follows:

	Operating Leases
	RMB	US$

2020	3,272	470
2021 and thereafter	—	—
Total undiscounted cash flows	3,272	470
Less imputed interest	(192)	(28)
Total lease liabilities balance	3,080	442

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2019
	RMB	US$

Cash paid for amounts included in the measurement of lease liabilities:
Cash payments for operating leases	1,620	233

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

20.       Commitments and Contingencies

As of December 31, 2019, the Company has the following commitments to purchase certain chemical products:

	RMB	US$

2020	106,535	15,302
2021 and thereafter	—	—
	106,535	15,302

21.       Subsequent Events

On December 30, 2019, the Company announced the pricing of its Initial Public Offering (“IPO”) of 11,500,000 American Depositary Shares (“ADS”), each ADS representing three of its Class A ordinary shares, at a price of US$5.38 per ADS for a total offering size of approximately US$61,870. The Company subsequently commenced trading on the Nasdaq Stock Market under the symbol “MKD”. AMTD Global Markets Limited, Fosun Hani Securities Limited and Boustead Securities, LLC acted as joint bookrunners of the offering and as the representatives of the underwriters. The closing date of the IPO was January 2, 2020. On January 6, 2020, the Company purchased a US$58,400 note (the “Note”) issued by a third party, L. R. Capital Property Investment Limited. The Note matures in December 2023 and bears interest at 6% per annum, on an annual and non-compounded basis, payable in full at the maturity date. The Note may be redeemed in part or in full at the request of the Company. US$8,000 of the note was redeemed by the Company on June 16, 2020.

Beginning in January 2020, the emergence and wide spread of the novel Coronavirus (“COVID-19”) has resulted in quarantines, travel restrictions, and the temporary closure of stores and facilities in China and elsewhere. Substantially all of the Company’s revenue and workforce are concentrated in China. Consequently, the COVID-19 outbreak may adversely affect the Company’s business operations, financial condition and operating results for 2020, including but not limited to negative impact to the Company’s total revenues, slower collection of accounts receivable and additional allowance for doubtful accounts. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at this time.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

22. Parent Company Only Condensed Financial Information

Condensed balance sheets

	As of December 31,
	2018	2019
	RMB	RMB	US$

ASSETS
Current Assets
Cash and cash equivalents	—	446	64
Prepayments and other current assets	—	56,293	8,086
Total current assets	—	56,739	8,150

Total Assets	—	56,739	8,150

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accrued expenses and other liabilities	—	17,499	2,154
Amounts due to related parties	—	36,126	5,189
Total current liabilities	—	53,625	7,703

Non-current Liabilities
Amounts due to related parties	—	12,822	1,842
Loss in excess of investments in subsidiaries, the VIEs and subsidiary of the VIE	61,625	206,789	29,703
Total non-current liabilities	61,625	219,611	31,545
Total Liabilities	61,625	273,236	39,248

Shareholders’ deficit
Ordinary shares (par value of US$0.00005 per share; 1,000,000,000 shares authorized; 310,627,024 shares issued and outstanding as of December 31, 2018 and 2019, respectively)	98	98	14
Additional paid-in capital	498,626	537,618	77,223
Accumulated other comprehensive loss	—	(316)	(45)
Accumulated deficit	(560,349)	(753,897)	(108,290)
Total shareholders’ deficit	(61,625)	(216,497)	(31,098)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	—	56,739	8,150

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

22.       Parent Company Only Condensed Financial Information (Continued)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$

Sales and marketing expenses	—	(7,942)	(6,860)	(986)
General and administrative expenses	—	(109,956)	(38,428)	(5,519)
Research and development expenses	—	(6,124)	(3,359)	(482)
Total operating expenses	—	(124,022)	(48,647)	(6,987)

Operating loss	—	(124,022)	(48,647)	(6,987)

Foreign exchange income	—	—	262	38
Share of losses from subsidiaries, the VIEs and subsidiary of the VIE	(107,807)	(130,617)	(145,163)	(20,852)
Loss before income tax	(107,807)	(254,639)	(193,548)	(27,801)
Income tax expenses	—	—	—	—
Net loss	(107,807)	(254,639)	(193,548)	(27,801)

Other comprehensive loss, net of tax of nil
Foreign currency translation difference, net of tax of nil	—	—	316	45
Comprehensive loss	(107,807)	(254,639)	(193,232)	(27,756)

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

22.       Parent Company Only Condensed Financial Information (Continued)

Condensed statements of cash flows

	For the years ended December 31
	2017	2018	2019
	RMB	RMB	RMB	US$
Net cash used in operating activities	—	—	(9,709)	(1,395)
Net cash generated from investing activities	—	—	—	—
Net cash generated from financing activities	—	—	10,155	1,459

Net increase in cash, cash equivalents and restricted cash	—	—	446	64
Cash, cash equivalents and restricted cash at beginning of year	—	—	—	—
Cash, cash equivalents and restricted cash at end of year	—	—	446	64

Basis of presentation

Condensed financial information is used for the presentation of the Company, or the parent company. The condensed financial information of the parent company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the parent company used the equity method to account for investment in its subsidiaries, the VIEs and subsidiary of the VIE.

The parent company records its investment in its subsidiaries, the VIEs and subsidiary of the VIE under the equity method of accounting as prescribed in ASC 323, Investments-Equity Method and Joint Ventures. Such investments are presented on the condensed balance sheets as “Loss in excess of investments in subsidiaries, the VIEs and subsidiary of the VIE” and their respective profit or loss as “Share of losses from subsidiaries, the VIEs and subsidiary of the VIE” on the condensed statements of comprehensive loss. Equity method accounting ceases when the carrying amount of the investment, including any additional financial support, in subsidiaries, the VIEs and subsidiary of the VIE is reduced to zero unless the parent company has guaranteed obligations of the subsidiaries, the VIEs and subsidiary of the VIE or is otherwise committed to provide further financial support. If the subsidiaries, the VIEs and the subsidiary of the VIE subsequently report net income, the parent company shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

The parent company’s condensed financial statements should be read in conjunction with the Company’s consolidated financial statements.