Form 20-F
period 2020-12-31
Molecular Data Inc.
filed 2021-05-17
CIK 1758736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report. . . . . . . . . . . . . . . . . . .

For the transition period from to

Commission file number 001-39167

Molecular Data Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, Building 15, 2177 Shenkun Road

Minhang District, Shanghai 201106

People’s Republic of China

(Address of principal executive offices)

Steven Foo, Chief Financial Officer

11/F, Building 15, 2177 Shenkun Road

Minhang District, Shanghai 201106

People’s Republic of China

Phone: +8621-5436-5166

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

As of December 31, 2020, there were 389,819,415 ordinary shares outstanding, par value of US$0.00005 per share, being the sum of 334,999,682 Class A ordinary shares, par value of US$0.00005 per share and 54,819,733 Class B ordinary shares, par value of US$0.00005 per share.

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

i

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires, references in this annual report on Form 20-F to:

● “ADRs” are to the American depositary receipts that evidence the ADSs;

● “ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;

● “China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;

● “Class A ordinary shares” are to our Class A ordinary shares, par value US$0.00005 per share;

● “Class B ordinary shares” are to our Class B ordinary shares, par value US$0.00005 per share;

● “customers” are to the users who placed at least one order at our Online Platform;

● “GMV” are to gross merchandise value of the transaction orders placed by customers under the direct sales model or the gross merchandise value of the transaction orders we facilitate between customers and suppliers under the marketplace model during the specified period; under the direct sales model, the GMV does not include discounts or returns by the customers and may include the shipping fees in some cases; under the marketplace model, the GMV does not include shipping fees or discounts, regardless of whether the chemicals are actually delivered or returned;

● “we,” “us,” “our company” and “our” are to Molecular Data Inc., our Cayman Islands holding company and its subsidiaries and, its VIEs and the subsidiary of the VIEs;

● “MOLBASE group” are to MOLBASE Inc., a Cayman Islands exempted company, its subsidiaries and its VIEs, but excluding, Molecular Data Inc., its subsidiaries and its VIEs;

● “MOLBASE Online Mall” are to the chemical e-commerce platform located at molbase.cn and molbase.com;

● “Restructuring” are to the establishment of Molecular Data Inc., its subsidiaries and its VIEs and the transfer of our business from the MOLBASE group to the subsidiaries and VIEs of Molecular Data Inc.;

● “RMB” and “Renminbi” are to the legal currency of China;

● “shares” or “ordinary shares” are to our Class A and Class B ordinary shares, par value US$0.00005 per share;

● “Share Distribution” are to a shareholding change effective on June 30, 2020, subsequent to the completion of which the existing shareholders of MOLBASE Inc. became our shareholders through a distribution of our shares in proportion to MOLBASE Inc.’s then shareholding structure and the remaining one Class B ordinary share held by MOLBASE Inc. was surrendered;

● “suppliers” are to the users who posted their chemicals for sale at our Online Platform;

● “transacting customers” for a certain period are to customers who complete at least one chemicals transaction under either direct sales model or marketplace model on our Online Platform during that period; a transacting customer who completes at least one chemicals transaction under both direct sales model and marketplace model in such period is calculated as one transacting customer;

● “transaction orders” are to the total number of orders for chemicals placed under the direct sales model or we facilitate under the marketplace model on our Online Platform, regardless of whether the chemicals are actually sold, delivered or returned;

● “transacting suppliers” for a certain period are to suppliers who complete at least one chemicals transaction under either direct sales model or marketplace model on our Online Platform during that period; a transacting supplier who completes at least one chemicals transaction under both direct sales model and marketplace model in such period is calculated as one transacting supplier;

● “user” are to any participant who uses our Online Platform;

● “US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and

● “VIEs” are to Shanghai MOLBASE Technology Co., Ltd. and Jiaxing MOLBASE Information Technology Co., Ltd.;

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

● our mission, goals and strategies;

● our future business development, financial conditions and results of operations;

● the expected growth of chemical e-commerce industry in China;

● the potential impact of the COVID-19 to our business operations and the economy in China and elsewhere generally;

● our expectations regarding demand for and market acceptance of our platform and services;

● our expectations regarding our relationships with our users/customers, suppliers, strategic partners and other stakeholders;

● competition in our industry; and

● relevant government policies and regulations relating to our industry.

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

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.          Selected Financial Data

The following tables present the selected consolidated financial information for our company. The selected consolidated statements of operations data for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheets data as of December 31, 2019 and 2020 and selected consolidated cash flows data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements, which are included in this annual report beginning on page F-1. The selected consolidated statements of operations data for the years ended December 31, 2017, selected consolidated balance sheets data as of December 31, 2018 and selected consolidated cash flows data for the years ended December 31, 2019, have been derived from our audited consolidated financial statements not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects.” Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP.

	For the Year Ended December 31,
	2017	2018	2019	2020	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands, except for per share data)
Summary Consolidated Statements of Comprehensive Loss Data:
Net revenues	4,201,907	9,053,266	13,207,315	7,596,412	1,164,201
Chemical trading—direct sales model	4,199,661	9,045,458	13,167,719	7,587,004	1,162,759
Chemical trading—marketplace model	972	4,387	26,513	107	16
Online membership service	1,274	3,421	10,650	8,740	1,339
Financial service	—	—	917	465	71
Others	—	—	1,516	96	16
Cost of revenues	(4,151,673)	(8,973,097)	(13,106,542)	(7,606,611)	(1,165,764)
Gross profit	50,234	80,169	100,773	(10,199)	(1,563)
Operating expenses:
Sales and marketing expenses(1)	(64,962)	(103,293)	(108,858)	(67,018)	(10,271)
General and administrative expenses(1)	(41,718)	(173,872)	(104,471)	(210,401)	(32,245)
Research and development expenses(1)	(18,608)	(36,889)	(45,038)	(35,215)	(5,397)
Allowance for doubtful accounts	(14,677)	(1,907)	(34,618)	(8,724)	(1,337)
Impairment for long-term investment	(1,450)	—	—	—	—
Total operating expenses	(141,415)	(315,961)	(292,985)	(321,358)	(49,250)
Operating loss	(91,181)	(235,792)	(192,212)	(331,557)	(50,813)
Interest expenses, net	(16,828)	(19,049)	(4,367)	(10,727)	(1,644)
(Income)/Loss from equity investment	—	—	—	(645)	(99)
Foreign exchange (loss) gain	(552)	(3,033)	185	5,459	837
Other income, net	754	3,235	3,311	11,890	1,822
Loss before income tax	(107,807)	(254,639)	(193,083)	(325,580)	(49,897)
Income tax expense	—	—	(465)	(2,458)	(377)
Net loss	(107,807)	(254,639)	(193,548)	(328,038)	(50,274)
Net loss attributable to non-controlling interest	—	—	—	(41)	(6)
Net loss attributable to Molecular Data Inc.	(107,807)	(254,639)	(193,548)	(327,997)	(50,268)
Loss per share
Basic and diluted	(0.35)	(0.82)	(0.62)	(0.94)	(0.14)
Diluted	(0.35)	(0.82)	(0.62)	(0.87)	(0.13)
Weighted average shares outstanding
Basic and diluted	310,627,024	310,627,024	310,627,024	348,160,637	348,160,637
Diluted	310,627,024	310,627,024	310,627,024	376,052,756	376,052,756
Other comprehensive income, net of tax of nil	—	—	316	20,876	3,199
Comprehensive loss	(107,807)	(254,639)	(193,232)	(307,162)	(47,075)
Less: comprehensive loss attributable to non-controlling interest	—	—	—	(41)	(6)
Comprehensive loss attributable to Molecular Data Inc.	(107,807)	(254,639)	(193,232)	(307,121)	(47,069)

Note:

(1)    Including share-based compensation expenses as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Sales and marketing expenses	7,942	6,860	14,856	2,277
General and administrative expenses	109,956	28,773	120,699	18,498
Research and development expenses	6,124	3,359	4,246	651
Total	124,022	38,992	139,801	21,426

The following table presents our selected consolidated balance sheets data as of December 31, 2018, 2019 and 2020.

	As of December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	6,477	15,156	11,311	1,733
Restricted cash	—	42,518	277	42
Accounts receivable, net	40,730	20,424	5,963	914
Short-term investments	—	—	336,038	51,500
Unbilled receivables	12,813	62,529	51,825	7,943
Notes receivable	2,075	124,176	24,761	3,795
Inventories, net	—	4,351	2,821	432
Prepayments and other current assets	295,985	216,850	229,046	35,103
Total current assets	367,702	486,832	663,186	101,637
Total assets	371,598	492,717	684,821	104,952
Total current liabilities	255,417	675,761	692,606	106,146
Total liabilities	433,223	709,214	712,658	109,219
Total shareholders’ equity (deficit)	(61,625)	(216,497)	(27,879)	(4,273)

The following table presents our selected consolidated cash flows data for the years presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

	(in thousands)
Summary Consolidated Cash Flows Data:
Net cash used in operating activities	(134,636)	(95,821)	(234,048)	(35,870)
Net cash used in investing activities	(2,242)	(1,820)	(320,308)	(49,089)
Net cash generated from financing activities	37,333	149,399	529,143	81,095
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	(561)	(20,873	(3,200)
Net increase/(decrease) in cash and cash equivalents and restricted cash	(99,545)	51,197	(46,086)	(7,064)
Cash, cash equivalents and restricted cash at beginning of the year	106,022	6,477	57,674	8,839
Cash, cash equivalents and restricted cash at end of the year	6,477	57,674	11,588	1,775

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

We have incurred significant losses in the past. We incurred net losses of RMB254.6 million in 2018, RMB193.5 million in 2019 and RMB328.0 million (US$50.3 million) in 2020, respectively. We cannot assure you that we will be able to generate net profits in the future. Our ability to achieve profitability will depend primarily on our ability to increase our operating margin, either by growing our revenues at a rate faster than our cost of revenues increase or by reducing our cost of revenues or operating expenses as a percentage of our net revenues. There can be no assurance that we will achieve this goal, and we may continue to experience losses in the future. We also had negative operating cash flow in the past. To the extent that we have negative operating cash flow in future periods, we may need to allocate a portion of our cash reserves to fund our operations, including repayment of the Restructuring consideration. We may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that we will be able to generate a positive cash flow from our operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favorable to our company.

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

We believe that the recognition and reputation of our MOLBASE brand among our customers, suppliers and other participants in the chemical industry have contributed significantly to the growth and success of our business. Maintaining and enhancing the recognition and reputation of our brand are critical to our business and competitiveness. Many factors, some of which are beyond our control, are important to maintain and enhance our brand. These factors include our abilities to:

● provide compelling transaction experience to customers;

● maintain the popularity, quality and authenticity of the chemicals we offer;

● maintain the efficiency, safety, reliability and quality of our warehousing and logistics solutions;

● maintain or improve customers’ satisfaction with our customer services;

● increase brand awareness through marketing and brand promotion activities;

● preserve our reputation and goodwill in the event of any negative publicity on customer service, internet security, product quality, price or authenticity, or other issues affecting us or other e-commerce business in China; and

● maintain our cooperative relationships with suppliers and third-party service providers.

If we are unable to maintain our reputation, enhance our brand recognition or increase positive awareness of our Online Platform, the chemicals we sell, and our services, it may be difficult to maintain and grow our customer base, and our business and growth prospects may be materially and adversely affected.

Furthermore, if we are unable to conduct our branding and marketing activities cost-effectively, our financial condition and results of operations may be materially and adversely affected. We have incurred expenses on a variety of different sales and marketing promotion efforts designed to enhance our brand recognition and increase sales of chemicals and our services. Our marketing and promotional activities may not be well received by customers and may not result in the levels of sales of chemicals and services that we anticipate. We incurred sales and marketing expenses of RMB103.3 million, RMB108.9 million and RMB67.0 million (US$10.3 million) in 2018, 2019 and 2020, respectively, representing 1.1%, 0.8% and 0.9% of total net revenues in the corresponding periods. Marketing approaches and tools in the consumer products market in China are evolving. This further requires us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and consumer preferences, which may not be as cost-effective as our marketing activities in the past and may lead to significantly higher marketing expenses in the future. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could impact our revenues and profitability.

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

We believe that providing better warehousing and logistics solutions that cover a wider range of geographical areas is essential to improve customer experience and maximize our future growth. As of December 31, 2020, we operated warehouses, all of which are leased properties, in seven cities across China. We hired third-party delivery services providers to deliver chemicals sold on our Online Platform. As our Online Platform connects to an increasing number of suppliers and customers, and marketplace model becomes increasingly significant to our business, more types of chemicals will need to be delivered to more areas across China. Our current leased warehouses and third-party logistic service providers will not be able to meet such growing demands of our customers.

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

We have experienced rapid growth since our inception. Our net revenues was RMB9.1 billion, RMB13.2 billion and RMB7.6 billion (US$1.2 billion) in 2018, 2019 and 2020, respectively. However, our historical growth rates may not be indicative of our future growth. We cannot assure you that we will be able to achieve similar results or grow at the same rate as we did in the past.

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

You should consider our business and prospects in light of the risks and challenges that we encounter or may encounter given the rapidly evolving market in which we operate and our limited operating history. These risks and challenges include our abilities to, among other things:

● sustain and improve the quality of chemicals on our Online Platform and provide satisfactory customer experience;

● maintain and enhance our relationship and business collaboration with our business partners, including suppliers, warehousing and logistics service providers, and financing providers;

● develop sufficient, diversified, cost-efficient and reliable financing sources;

● expand our prospective customer base further, to include customers from overseas market;

● enhance our technology infrastructure to support the growth of our business and maintain the security of our system;

● navigate the complex and evolving regulatory environment in China, and geopolitical tensions in global markets;

● withstand fluctuations in the supply and demand of chemicals and related raw materials;

● manage our strategic investments and alliances in auxiliary services and sectors;

● respond to macroeconomic conditions and fluctuations; and

● defend ourselves against legal and regulatory actions, such as actions involving intellectual property.

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

As of December 31, 2020, we had not received any notice of warning or been subject to penalties or other disciplinary actions from the relevant governmental authorities regarding our business without the above mentioned approvals and permits. However, we cannot assure you that we will not be subject to any penalties in the future. As the chemical e-commerce industry is constantly evolving in China, new laws and regulations may be adopted from time to time that require additional licenses and permits other than those we currently have, and address new issues that may arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future PRC laws and regulations applicable to the chemical e-commerce industry.

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

As we expand our global and cross-border business into an increasing number of global markets, we will face risks associated with expanding into markets in which we have limited or no experience of, and in which we may be less well-known. We may be unable to attract a sufficient number of customers and business partners, fail to anticipate competitive conditions or face difficulties in operating effectively in these new markets. The expansion of our global and cross-border business will also expose us to risks inherent in operating business globally, including but not limited to:

● inability to recruit international and local talent and deal with challenges in replicating or adapting our company policies and procedures to operating environments different than those of China;

● lack of acceptance of our chemicals and service offerings;

● exposure to lawsuits and regulatory investigations;

● trade wars;

● geopolitical tensions, political instability and general economic or political conditions in particular countries or regions;

● challenges and increased expenses associated with staffing and managing global and cross-border operations and managing an organization spread over multiple jurisdictions;

● trade barriers, such as import and export restrictions, tariff, customs duties and other taxes, competition law regimes and other trade restrictions, as well as other protectionist policies;

● differing and potentially adverse tax consequences;

● increased and conflicting regulatory compliance requirements;

● adaption to industry practices in different markets;

● challenges caused by distance, language and cultural differences;

● increased costs to protect the security and stability of our information technology systems, intellectual property and personal data, including compliance costs related to data localization laws;

● availability and reliability of global and cross-border payment systems and logistics infrastructure; and

● exchange rate fluctuations.

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

We generate, collect, store and process a large amount of personal, transactional, statistical and behavioral data, including certain personal and other sensitive data from our customers. We face risks inherent in handling large volumes of data and in securing and protecting such data. In particular, we face a number of data-related challenges related to our business operations, including:

● protecting the data in and hosted on our system, including against attacks on our system by external parties or fraudulent behavior by our employees;

● addressing concerns related to privacy and sharing, safety, security and other factors; and

● complying with applicable laws, rules and regulations relating to the collection, use, disclosure or security of personal information, including any requests from regulatory and government authorities relating to such data.

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

We are a “controlled company” within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules because Dr. Dongliang Chang, our founder and the chairman of our board of directors owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

As of December 31, 2020, some lessors of our leased offices had not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the competent government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us.

In addition, none of our leasehold interests in leased properties have been registered with the competent PRC government authorities as required by PRC laws and regulations, which may expose us to administrative fines of up to RMB10,000 if we fail to remediate after receiving any notice from the competent PRC government authorities.

As of December 31, 2020, we were not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or third parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from third parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be materially and adversely affected.

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

Our business could be materially and adversely affected by natural disasters, health epidemics or other public safety concerns affecting the PRC. Natural disasters may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate our platform and provide services and solutions. Our business could also be adversely affected if our employees are affected by health epidemics. Our business operations could be disrupted if any of our employees is suspected of having any transmissible health epidemic, since this may cause our employees to be quarantined and/or our offices to be temperately shut down. In addition, our results of operations could be adversely affected to the extent that any health epidemic harms the Chinese economy in general.

For example, beginning in January 2020, the outbreak of COVID-19 has severely impacted China and the rest of the world, and our business and results of operations have been adversely affected as a result. In early 2020, the COVID-19 pandemic resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Given the strict implementation of quarantine measures during this period, we, our suppliers, third-party merchants, third-party logistics service providers and other business partners experienced various degrees of temporary shutdowns and delays in commencement of operations. We and certain of our business partners implemented temporary adjustment of work schemes allowing employees to work from home and adopt remote collaboration. We took measures to reduce the impact of the epidemic outbreak and provided support to our employees, service managers, members and business partners, including, providing advance online technical support to enable majority of our employees to work from home efficiently, securing ample supply of disinfectant materials and protective gears for our employees who were able to return to work. As a result of the above developments, our operations and results of operations for three quarters of 2020 were adversely affected.

Many of the quarantine measures within China have since been relaxed, and we, together with our suppliers, third-party merchants, third-party logistics service providers and other business partners, have gradually resumed normal operations since April 2020. The COVID-19 global pandemic has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak is highly uncertain at this time. The extent to which it may affect our results of operations, financial condition and cash flows will depend on the future development of the outbreak, which is also highly uncertain and will depend on a number of factors, including the duration and severity of COVID-19, possibility of new waves in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment, the potential change in consumer behavior due to the prolonged impact of COVID-19, the actions taken by government authorities to contain the outbreak and stimulate the economy to improve business conditions, all of which are beyond our control. If the situation materially deteriorates in China or globally, our business, results of operations and financial condition could be materially and adversely affected.

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

We have taken a series of measures in response to the outbreak to protect our employees, including, among others, temporary closure of our offices, remote working arrangements for our employees and travel restrictions or suspension. These measures have reduced the capacity and efficiency of our operations which in turn have negatively affected our results of operations. Our business in 2020 was adversely affected. In addition, we have adjusted cash collection and payment schedule with our suppliers and customers, which will increase the amount of accounts receivable and will require us to record additional allowances for doubtful accounts, write-off of bad debts, or reduction of profits.

In order to maintain our liquidity and to improve our operating cash flows under such circumstances, our board of directors has authorized to grant restricted shares pursuant to our 2019 Share Incentive Plan to some of our employees, including our senior management members, in replacement of a portion of their cash salaries for a certain period of time commencing February 2020. We have been delaying our salary payments since March 2020. We also plan to optimize our employee structure and may implement a temporary layoff plan. Moreover, we have entered into credit facility agreements with banks in 2020 to improve our liquidity.

The global spread of COVID-l9 pandemic in a significant number of countries around the world has resulted in, and may intensify, global economic distress, and the duration and extent of the impact of COVID-19 outbreak cannot be reasonably estimated at this time. The extent to which it may affect our results of operations, financial condition and cash flow will depend on the future developments of the outbreak and various factors, including but not limited to the following:

● given the slowdown in China’s domestic market as well as the negative impact of the COVID-19 outbreak on the chemical industry, we cannot ensure that our revenues and operating cashflow will not experience fluctuation or that we can maintain the growth rate we have previously experienced;

● temporary closure of offices had affected and may continue to affect our normal business operations. For instance, our headquarters in Shanghai was shut down for the most of February 2020. No employee could come to the office to perform business related operations, including signing business contracts, verifying and collecting business paying vouchers and shipping statements, and effectively communicating with our suppliers and customers during the shut-down;

● the stringent 14-day quarantine measures, travel restrictions or suspension implemented by the Chinese government have affected and may continue to affect our work efficiency as the number of employees that can work in the offices are severely limited;

● temporary closure of offices, travel restrictions or suspension of operations of our customers have negatively affected, and could continue to negatively affect, the demand for our products and services;

● any disruption of our supply chain, logistics providers or customers could adversely impact our business and results of operations, including causing us or our suppliers to cease manufacturing chemicals for a period of time or materially delay delivery to customers, which may also lead to loss of customers, as well as reputational, competitive and business harm to us;

● many business operations in China were halted and factories were temporarily closed for a period of time, which would materially and negatively affect our overall financial results and cashflow position in 2020. Depending on the global progression of the outbreak and waves thereof, our ability to obtain chemicals and deliver chemicals to customers may be partly or completely disrupted not only in our Chinese facilities but globally;

● some of our customers, suppliers and other partners are small and medium-sized enterprises (SMEs), which may not have strong cash flows or be well capitalized, and may be vulnerable to an epidemic outbreak and slowing macroeconomic conditions. If the SMEs that we work with cannot weather the COVID-19 and the resulting economic impact, or cannot resume business as usual after a prolonged outbreak, our revenues and business operations may be materially and adversely impacted;

● our suppliers and customers may require additional time to pay us or fail to pay us at all, which could increase the amount of accounts receivable and require us to record additional allowances for doubtful accounts, write-off of bad debts, or reduction of recognized revenues and profits;

● our business operations could be disrupted if any of our employees are suspected of having the COVID-19, since it could require our employees to be quarantined and/or our offices to be disinfected;

● this outbreak of COVID-19 has caused, and may continue to cause, companies in China, including us and certain of our suppliers and customers, to implement temporary adjustment of work schemes allowing employees to work from home and collaborate remotely. We have taken measures to reduce the impact of the epidemic outbreak, including, upgrading our telecommuting system, monitoring our employees’ health on a daily basis and optimizing our technology system to support remote working. However, we may still experience lower work efficiency and productivity, which may adversely affect our service quality; and

● geopolitical risk and the potential deterioration of international trading relationships between China and the rest of world, especially the U.S., as a result of the evolving COVID-19 outbreak will impact international chemical business and hence our business.

In addition, the COVID-19 outbreak may also adversely affected our financial performance going forward, including but not limited to negative impact to our total revenues, cashflow options and operating results. While many of the restrictions on movement within China have been relaxed as of the date of this annual report, there is great uncertainty as to the future progress of the disease. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reintroduction of restrictions. Because of the uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact cannot be reasonably estimated at the time of this annual report.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The chemical e-commerce industry in China is subject to seasonal fluctuations, which may cause our revenues to fluctuate from quarter to quarter. We generally experience less user traffic and purchase orders during national holidays in China, particularly during the Chinese New Year holiday season in the first quarter of each year. Consequently, the first quarter of each calendar year generally contributes the smallest portion of our annual revenues. Furthermore, as we are substantially dependent on online sales of chemicals, our quarterly revenues and results of operations are likely to be affected by:

● seasonality of the chemical market and customers’ purchasing patterns;

● our ability to retain existing customers and attract new customers for our e-commerce services;

● our ability to successfully introduce new service offerings on our Online Platform;

● the amount and timing of our operating expenses and capital expenditures;

● the adoption of new, or changes to existing, governmental regulations;

● a shortfall in our revenues relative to our forecasts and a decline in our operating results; and

● economic conditions in general and specific to the chemical e-commerce industry and to China.

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

In the opinion of our PRC legal counsel, (i) the ownership structure of our VIEs in China and our WFOE currently complies with PRC Laws in any material respect; and (ii) the contractual arrangements among our WFOE, our VIEs and their shareholders governed by PRC law constitute legal, valid and binding obligations of all the parties therein, and are enforceable against all the parties therein, and will not result in any violation of applicable PRC laws. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

● revoking or suspending the business licenses or operating licenses of our WFOE or our VIEs;

● discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and our VIEs;

● requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIEs and deregistering the equity pledges of our VIEs, which in turn would affect our ability to consolidate, derive economic interests from or exert effective control over our VIEs;

● levying fines or confiscating our income or the income of our WFOE or our VIEs, or imposing other requirements with which we or our VIEs may not be able to comply;

● restricting or prohibiting our use of the proceeds of our IPO to finance our business and operations in China; and

● taking other regulatory or enforcement actions that could be harmful to our business.

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

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Shareholder claims or regulatory investigations that are common in jurisdictions outside China are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the United States or other jurisdictions may not be efficient in the absence of a mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC, and without the consent by the Chinese securities regulatory authorities and the other competent governmental agencies, no entity or individual may provide documents or materials related to securities business to any foreign party. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability of an overseas securities regulator to directly conduct investigation or evidence collection activities within China and the potential obstacles for information provision may further increase difficulties you face in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law” for risks associated with investing in us as a Cayman Islands company.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection. In addition, various legislative and regulatory developments related to U.S.-listed China-based companies due to lack of PCAOB inspection and other developments may have a material adverse impact on our trading in the U.S. and the trading prices of our ADSs.

Our auditor, the independent registered public accounting firm that issued the audit reports included in our annual reports, as an auditor of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is subject to the laws in the United States, pursuant to which the PCAOB has the authority to conduct regular inspections over independent registered public accounting firms registered with the PCAOB to assess their compliance with the applicable professional standards. Our auditor is also located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to discuss with the CSRC, and the Ministry of Finance on joint inspections in the PRC of PCAOB-registered audit firms that provide auditing services to Chinese companies that trade on U.S. stock exchanges.

On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions the SEC and the PCAOB will take to address the problem. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk of insufficient disclosures from companies in many emerging markets, including China, compared to those from U.S. domestic companies. In discussing the specific issues related to these greater risk, the statement again highlighted the PCAOB’s inability to inspect audit work and practices of accounting firms in China with respect to U.S. reporting companies.

On June 4, 2020, the then U.S. President issued a memorandum ordering the President’s Working Group on Financial Markets, or the PWG, to submit a report to the President within 60 days of the memorandum that includes recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB on Chinese companies listed on U.S. stock exchanges and their audit firms. On August 6, 2020, the PWG released the report. In particular, with respect to jurisdictions that do not grant the PCAOB sufficient access to fulfill its statutory mandate, or NCJs, the PWG recommends that enhanced listing standards be applied to companies from NCJs for seeking initial listing and remaining listed on U.S. stock exchanges. Under the enhanced listing standards, if the PCAOB does not have access to work papers of the principal audit firm located in a NCJ for the audit of a U.S.-listed company as a result of governmental restrictions, the U.S.-listed company may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines that it has sufficient access to the firm’s audit work papers and practices to inspect the co-audit. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. After this transition period, if currently listed companies were unable to meet the enhanced listing standards, then they would become subject to securities exchange rules and processes that could lead to possible de-listing if not cured, deregistration from the SEC and/or other risks, which may materially and adversely affect the market price and liquidity of such companies’ securities, or effectively terminate their trading in the United States. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. It is uncertain whether the PWG recommendations will be adopted, in whole or in part, and the impact of any new rule on us cannot be estimated at this time.

Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of the PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditor of our consolidated financial statements included in our annual reports on Form 20-F filed with the SEC. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, the Holding Foreign Companies Accountable Act, or the Act, has been enacted in December 2020. In essence, the Act requires the SEC to prohibit foreign companies from having its securities traded on U.S. securities exchanges or “over-the-counter” if a company retains a foreign accounting firm that cannot be inspected by the PCAOB for three consecutive years, beginning in 2021. The enactment of Act and any additional rulemaking efforts to increase U.S. regulatory access to audit information in China could cause investor uncertainty for affected SEC registrants, including us, the market price of our ADSs could be materially adversely affected, and our ADSs could be delisted if we are unable to meet the PCAOB inspection requirement in time.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by then U.S. President Donald J. Trump in August 2020 that prohibit certain transactions with certain Chinese companies and their applications. Rising political tensions could reduce levels of trades, investments, technological exchanges and other economic activities between the two major economies, which would have a material adverse effect on global economic conditions and the stability of global financial markets. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.

The tension in international trade and rising political tension, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020. It remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade, tax policy related to international commerce, or other trade matters.

The situation is further complicated by the political tensions between the United States and China that escalated during the COVID-19 pandemic and in the wake of the PRC National People’s Congress’ decision on Hong Kong national security legislation, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the central government of the PRC and the executive orders issued by the then U.S. President in August 2020 that prohibit certain transactions with certain China-based companies and their respective subsidiaries. Against this backdrop, China has implemented, and may further implement, measures in response to the changing trade policies, treaties, tariffs and sanctions and restrictions against Chinese companies initiated by the U.S. government. Rising trade and political tensions could reduce levels of trade, investments, technological exchanges and other economic activities between China and other countries, which would have an adverse effect on global economic conditions, the stability of global financial markets, and international trade policies.

Although the direct impact of the current international trade and political tension, and any escalation of such tension, on the online retail industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

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

The trading price of our ADSs may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our ADSs may be volatile for factors specific to our own operations, including the following:

● variations in our net revenues, earnings and cash flow;

● our or our competitors’ announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

● our or our competitors’ announcements of new products and services and expansions;

● changes in financial estimates by securities analysts;

● failure on our part to realize monetization opportunities as expected;

● additions or departures of key personnel;

● release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

● detrimental negative publicity about us, our management, our competitors or our industry;

● regulatory developments affecting us or our industry; and

● actual or potential litigation or regulatory investigations.

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

Subsequent to the completion of the Share Distribution, the existing shareholders of MOLBASE Inc. will hold Class A ordinary shares of our company except for our founder, Dr. Dongliang Chang, who will beneficially own 54,819,733 Class B ordinary shares. We completed the Share Distribution on June 30, 2020. The existing shareholders of MOLBASE Inc. became holders of Class A ordinary shares of our company except for our founder, Dr. Dongliang Chang, who became beneficial owner of 54,819,733 Class B ordinary shares. The Class B ordinary shares beneficially owned by Dr. Dongliang Chang represented approximately 14.1% equity interests or 62.1% voting power of our total issued and outstanding share capital as of December 31, 2020. As a result of the dual-class share structure and the concentration of ownership, holders of our Class B ordinary shares have considerable influence over matters such as decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. In addition, we may incur incremental compensation expenses to the holders of Class B ordinary share as a result of their becoming entitled to high votes on each Class B ordinary share.

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

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. As of December 31, 2020, we had 389,819,415 ordinary shares outstanding, comprising (i) 334,999,682 Class A ordinary shares (excluding treasury shares), and (ii) 54,819,733 Class B ordinary shares. Among these shares, 35,005,761 Class A ordinary shares were issued as 11,668,587 ADS which are freely tradable without restriction or further registration under the Securities Act. The remaining Class A ordinary shares outstanding and the Class B ordinary shares may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

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

We are an exempted company limited by shares incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties owed to us by our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association, special resolutions, and the register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for our shareholders to obtain the information needed to establish any facts necessary for them to motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

As a Cayman Islands exempted company listed on the Nasdaq Stock Market, we are subject to the Nasdaq Stock Market corporate governance listing standards. However, Nasdaq Stock Market rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq Stock Market corporate governance listing standards. The Nasdaq Stock Market Rules require that a Nasdaq-listed company’s audit committee has a minimum of three members, and also require each issuer to hold an annual meeting of shareholders no later than one year after the end of the issuer’s fiscal year-end. Our Cayman Islands counsel has provided a letter to Nasdaq dated December 23, 2020 certifying that under Cayman Islands law, we are not required to follow or comply with the requirement that the audit committee of our board of directors has a minimum of three members or to hold annual shareholder meetings every year. Nasdaq has acknowledged the receipt of such letter and our home country practice with respect to the composition of our audit committee and holding of annual meetings. We did not hold an annual meeting of shareholders in 2020. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals. As we choose to follow home country practice, our shareholders may be afforded less protection than they would otherwise enjoy under the Nasdaq Stock Market governance listing standards applicable to U.S. domestic issuers.

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

A non-U.S. corporation will be a passive foreign investment company, or PFIC, for any taxable year if either (1) at least 75% of its gross income for such year consists of certain types of “passive” income; or (2) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets) during such year is attributable to assets that produce passive income or are held for the production of passive income. Although the law in this regard is unclear, we intend to treat our VIEs (and their subsidiaries) as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated financial statements. Assuming that we are the owner of our VIEs (and their subsidiaries) for United States federal income tax purposes, and based upon our current and expected income and assets and the market price of the ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future.

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

We incur increased costs as a result of being a public company.

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

We established following entities in China to operate our PRC business:

● In March 2013, we established Jiaxing MOLBASE Information Technology Co., Ltd., or Jiaxing MOLBASE, to operate chemical e-commerce business, financial solutions, and logistics solutions.

● In January 2014, we established Shanghai MOLBASE Technology Co., Ltd., or Shanghai MOLBASE, to manage our knowledge engine and business intelligence services, and operate our websites.

● In August 2017, Shanghai Biotech established Shaanxi MOLBASE Biotechnology Co., Ltd., or Shaanxi MOLBASE, a wholly owned subsidiary of Shanghai Biotech, to operate hazardous chemicals transaction business.

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

In addition to our business, the MOLBASE group started operating commercial factoring business and investment in chemical industry, or Separate Business, through MOXIN Commercial Factoring (Shenzhen) Co., Ltd., MOLBASE (Tianjin) Biotechnology Co., Ltd. and Hele (Tianjin) Investment Management Co., Ltd. After the Restructuring is completed, the MOLBASE group will keep operating the Separate Business as a supplement to our business.

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

As a result of the foregoing, Molecular Data Inc. became our holding company in the Cayman Islands, and it is wholly owned by MOLBASE Inc. For as long as MOLBASE Inc. remains our parent company, we will be a “controlled company” as defined under the Nasdaq Stock Market Rules because MOLBASE Inc. held 89.9% of our outstanding ordinary shares as of March 31, 2020. We completed the Share Distribution effective June 30, 2020. The existing shareholders of MOLBASE Inc. became our shareholders through a distribution of our shares in proportion to MOLBASE Inc.’s then shareholding structure, and MOLBASE Inc. ceased to be our parent company. However, we are still a “controlled company” as defined under the Nasdaq Stock Market Rules after the Share Distribution because Dr. Dongliang Chang beneficially owned approximately 13.2% of our equity interests or 60.4% voting power of our total issued and outstanding share capital as of March 31, 2021, assuming the completion of the Share Distribution at that time. A wholly owned subsidiary of Molecular Data Inc., Molecular Data HK, is our intermediary holding company in Hong Kong. Shanghai MOHUA is a wholly owned subsidiary of Molecular Data HK. Shanghai MOKAI and Shanghai MOCHUANG are wholly owned subsidiaries of Shanghai MOHUA. After the Restructuring, we expect to rely on the operations of Shanghai MOKAI and Shanghai MOCHUANG, and our contractual arrangements with Jiaxing MOLBASE, Shanghai MOLBASE (including its wholly owned subsidiary, Shaanxi MOLBASE) and their shareholders, to conduct all of our operations in China.

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

Our principal executive offices are located at 11/F, Building 15, 2177 Shenkun Road, Minhang District, Shanghai 201106, People’s Republic of China. Our telephone number at this address is +86 21-5436-5166. Our registered office in the Cayman Islands is located at Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168. Our main websites are www.molbase.cn and www.molbase.com.

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

● AI engine: our intelligent matching systems recommend information on chemicals to our customers, and match orders among suppliers and customers by identifying chemicals on the synthetic routes and structurally similar chemicals. Built upon the transaction data accumulated on our platform, our MOLBASE Intelligent Chemical Industry Maps provide visualizations of the industry participants for particular chemicals and their relationships, allowing suppliers and customers to locate each other efficiently.

● SaaS suite: we have developed a SaaS suite enabling suppliers and customers to optimize and digitalize their business operations. Our SaaS suite includes online store maintenance, orders and client relationship management, online payment solutions, instant messages, and promotional and marketing services.

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

● Industry Trend Reports. Hosted on our Online Platform, our reports cover analysis on chemicals and various business subsectors in the chemical field targeting all participants in the chemical industry. In addition, we present industry-related news weekly and monthly, and provide predictions of products’ price changes.

● Mol’s Vision. This is our professional journal on chemistry, chemical engineering, and biological chemistry that is viewable on both PCs and smart phones, targeting all participants in the chemical industry.

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

Our Online Platform and E-commerce Solutions

Our Online Platform empowers us to conduct our core e-commerce business, primarily proving our e-commerce solutions. Our Online Platform primarily consists of the following components:

Our Websites

We offer our chemical e-commerce solutions through two websites, molbase.cn that targets domestic customers, and molbase.com that focuses on international customers. Our websites offer a broad selection of chemicals and easy navigation, containing the following information and features:

● Finding products: Customers can get access to the products they intend to purchase by clicking on the “Finding Products” button on the home page and entering either the CAS number or the name of a compound as keywords. The suppliers of such products appear in a list, with associated information on the location of the supplier, product purity, quantity, specification, delivery period, and price. After locating certain products, customers can opt to obtain quotations from particular suppliers, or to purchase such products directly in MOLBASE Online Mall, if available.

● Placing orders: For products available on MOLBASE Online Mall, customers can submit their orders directly on molbase.cn.

● Payment: Our customers can pay via the following methods: Weixin Payment, Alipay, Paypal, credit cards, banks’ online payment, and Mo Yi Fu.

● Delivery: Our customers can select logistics services when they place and check out orders on MOLBASE Online Mall under the direct sales model or by using our Chemical Community App.

● Data services: Users of molbase.cn can search in the MOLBASE Encyclopedia section, and view Industry Trend Reports and Mol’s Vision from links on our home page.

● Customer service: At any time during business hours, our customers may contact customer service by means of online chat and telephone for assistance with all aspects of the transaction.

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

For the three years ended December 31, 2020, we collected commissions from a portion of suppliers and customers for transactions completed through our marketplace on molbase.cn.

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

We have developed a credit assessment model and a risk-management system. For those customers or suppliers who apply for financing, we require proof of their ongoing business, such as business certificates and licenses, and we conduct online investigations regarding their credit records. In addition, we prioritize customers and suppliers who previously had transaction history on our Online Platform and hold clean transaction records when assessing their credit records. Moreover, we pay close attention to the repayment schedule of customers and suppliers and arrange for our employees to remind them several days before each repayment date. As a result of these efforts above, as of December 31, 2020, substantially all of our customers and suppliers fulfilled their obligations under relevant agreements, and the number of customers and suppliers who breached their obligations has been decreasing due to our rigorous risk management system.

Warehousing and Logistics Solutions

We provide facilitation services and access to warehousing and logistics solutions to our customers that purchase chemicals under both our direct sales model and marketplace model.

For warehousing solutions, as of December 31, 2020, we had leased warehouses in cities across China, including in Shanghai, Tianjin, Guangzhou, Zibo, Qingdao, Xiamen and Zhengzhou, to hold inventory under the direct sales model. We launched our Chemicals Cloud Warehousing Project that operates on our Online Platform and is dedicated to providing warehousing services. We match customers’ and suppliers’ orders with licensed and qualified warehousing service providers in their vicinity and have available warehouse capacity to hold the chemicals.

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

Customer Services

● Ground marketing and service team: Our ground marketing and service team provide customers with face-to-face customer service in relevant geographic areas. These marketing efforts target clusters of customers in industrial parks, gathering information on customers’ needs, advertising our Online Platform and our products sold on MOLBASE Online Mall, assisting customers in their registration on MOLBASE Online Mall and their online purchase, following up on the delivery and receipt of goods, and on-site evaluation of credit risk.

● After-sale service: Our customer service center provides real-time assistance to our customers. Customers can access our sales and after-sales service phone hotlines and online representatives during business hours. We offer, among other services, a return policy within a maximum of seven days of delivery covering for product defects and damages during transportation.

● Consultation service: We offer phone hotline support and online consultation for customers to reach us for information regarding products or orders, or for providing us with general feedback. Our customer service center is located in Shanghai, China. We train our customer service representatives to answer customer inquiries, educate potential customers on our chemicals and transaction platform, and promptly resolve customer complaints. Each representative is required to complete mandatory training conducted by experienced managers on chemicals knowledge, complaint handling and communication skills.

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

● Customer acquisition. Compared with the traditional chemicals transactions, our Online Platform enables suppliers to sell their products not only within a certain geographical area but also across China and globally. This reduces transaction cost for suppliers as well as for customers.

● Support services. We offer customer matching, promotion and marketing, and logistics services to our suppliers. Our support services improve the transaction efficiency of our suppliers on our Online Platform.

● SaaS services. We offer SaaS services to suppliers who establish online stores in the marketplace on molbase.cn, including but not limited to online store maintenance, orders and client relationship management, instant messages, as well as promotional and marketing services.

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

● Online marketing and user acquisition channels. We have established a marketing strategy since our inception through online marketing, such as search engines, social media platform, Weixin subscription accounts and Mol’s Vision industry journal. Our collaboration with search engines is mainly through paid search, whereby we purchase key words and brand-linked products. We have established core partnerships with leading online search companies such as Google and Baidu to conduct precise marketing globally. With the help of social media, our Weixin subscription accounts are able to publish our products and industry information regularly, targeting both customers and suppliers. Additionally, Mol’s Vision, our online industry journal, fulfills portions of our online marketing needs. Mol’s Vision features chemical and pharmaceutical industry landscape, market trend, product and our industry insights, which not only promote our products and services, but also our MOLBASE brand.

● Offline business development and customer relationship management. We conduct offline marketing primarily in the form of ground marketing, industry summit conferences, MOLBASE industry forum, exhibitions and other promotional activities.

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

Security and Data Privacy

The security and data privacy measures we undertake include:

● Operations and maintenance: Our operations are logged and audited, enabling immediate interruptions of abnormal operations during emergencies. We constantly monitor key documents and indicators to ensure timely notifications when abnormalities occur.

● Firewall: We have developed a anti-crawler system to prevent malicious access and attacks, suspicious data requests, and data leakage. We close unused ports on our servers and leave the service ports open only to whitelist IPs. Additionally, we deploy a three-layer firewall to protect against common types of attacks.

● System development security review: We have developed and implemented a set of development specifications and quality standards, ensuring robust code review, version protection, and code vulnerability scanning.

● System sign in authority control: We pay particular attention to make sure that only authorized personnel have access to our system. Anyone who applies for system authority needs to go through a review and recording process. In addition, we maintain regular employee safety awareness trainings to educate our employees to protect their account information, and to clear login information immediately after logging in on third-party online platforms. Upon employees’ leaving the company, their accounts and login authority are closed immediately.

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

Research and Development

For the year ended December 31, 2018, 2019 and 2020, we incurred research and development expense of RMB36.9 million, RMB45.0 million, and RMB35.2 million (US$5.4 million), respectively.

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

Intellectual Property

We regard our trademarks, copyrights, patents, domain names, know-how, proprietary technologies, and similar intellectual property as critical to our success, and we rely on copyright, trademark and patent law and confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. As of December 31, 2020, we had four patents, 13 patent applications, 123 registered computer software copyrights, 76 registered domain names, including but not limited to molbase.cn and molbase.com, and 132 registered trademarks.

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

As of December 31, 2020, our PRC resident shareholder Dr. Dongliang Chang has completed required registration with the local counterpart of SAFE in relation to his investment in our company. For further information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us or otherwise expose us or our PRC resident beneficial owners to liability and penalties under PRC law.”

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

In the opinion of our PRC legal counsel:

● the ownership structures of our VIEs in China and our WFOE are not in violation of applicable PRC laws and regulations currently in effect; and

● the contractual arrangements between our Company, our WFOE, our VIEs and their shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of applicable PRC laws and regulations currently in effect.

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

D.            Property, Plant and Equipment

Our corporate headquarters is located in Shanghai, China. We lease an aggregate of approximately 7,040 square meters of office spaces including Shanghai, Jiaxing and Shaanxi from unrelated third parties under operating lease agreements, with a lease term from one year to three years. We do not hold any facilities of our own. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

We believe that our current cash and cash equivalents, our investments in bonds which can be redeemed for cash and potential debt and equity financing will be sufficient to meet our anticipated working capital requirements and capital expenditures for at least the next 12 months. We plan to enhance our liquidity position or increase our cash reserve for future investments through additional capital and finance funding. We are discussing additional debt and equity financing with certain parties, and there is no guarantee that discussions will come to fruition. The issuance and sale of additional equity, if any, would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

We had short-term borrowings of RMB33.7 million (US$5.2 million) as of December 31, 2020, which represented Renminbi-denominated borrowings obtained from financial institutions with repayment terms of less than three months. We also had loans from certain related parties. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Transactions with our Shareholders and Affiliates.”

As of December 31, 2020, substantially all of our cash and cash equivalents were held in China, and 7.5% were held by our VIEs and denominated in Renminbi. Although we consolidate the results of our VIEs and their subsidiaries, we only have access to the assets or earnings of our VIEs and their subsidiaries through our contractual arrangements with our VIEs and their shareholders. See “Item 4. Information on the Company—C. Organizational Structure.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

In December 2019, we raised from our initial public offering US$61.8 million. On January 2020, we purchased a US$58.4 million note issued by a third party that matures in December 2023 and bears interest at 6% per annum, on an annual and non-compounded basis, payable in full at the maturity date. The note may be redeemed in part or in full at the request of us. US$8 million of the note was redeemed by us on June 2020. On June 2020, the Company purchased a US$ 51.5 million senior unsecured note issued by another third party. The Note matures on June 2023 and bears interest at 6.25% per annum, on an annual and non-compounded basis, payable in full at maturity date. The Company may request the issuer to redeem at any time after the issuance of the Note by giving 14 days prior written notice. We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in logistics and warehousing capabilities, enhance our technology and retain qualified personnel, make strategic acquisition and cross-border investment, and for other general corporate purposes, including general marketing and administrative purposes.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Dongliang Chang	45	Founder and Chairman of Board of Directors
Dawei Ma	57	Independent Director
Ning Zhu	47	Independent Director
Steven Foo	48	Chief Executive Officer, Chief Financial Officer

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

Mr. Steven Foo became our Chief Financial Officer in December 2020, and our Chief Executive Officer since May 14, 2021. He brings over 24 years of investment, financing experience as well as financial management and restructuring work experience in Asia. Previously, Mr. Foo served as a member of the board of directors and chief financial officer of SOS Health Rescue Services. Prior to that, Mr. Foo served as a member of the board of directors and chief financial officer of Hebron Technology. Mr. Foo is a Fellow Chartered Accountant and Certified Public Accountant (CPA). In addition to his experience in securities laws and regulations compliance, Mr. Foo has extensive leadership experience in strategy, financial management and capital markets.

B.           Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB1.7 million (US $260,536.00 million) in cash to our executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. For share incentive grants to our directors and executive officers, see “—Share Incentive Plans.” Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2018 Share Plan

As part of the Restructuring, we have adopted a share incentive plan, which we refer to as the 2018 Share Plan, or 2018 Plan, in this annual report, to offer persons selected by our company an opportunity to acquire a proprietary interest in our success, or to increase such interest, by acquiring our ordinary shares. The maximum aggregate number of ordinary shares that may be issued under the 2018 Plan is 48,676,179 ordinary shares. As of March 31, 2021, awards to purchase 27,408,534 ordinary shares have been granted and are outstanding, excluding options that were forfeited or canceled after the relevant grant dates.

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

2019 Share Incentive Plan

In October 2019, our board of directors adopted the 2019 Share Incentive Plan, effective upon the SEC’s declaration of effectiveness of our registration statement, which we refer to as the 2019 Plan in this annual report, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants and promote the success of our business. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2019 Plan is initially 3% of the total number of shares issued and outstanding immediately after the completion of our IPO, plus an annual increase on the first day of each fiscal year during the term of 2019 Plan commencing with the fiscal year beginning January 1, 2020, by (i) an amount equal to 2% of the total number of our issued and outstanding shares on the last day of the immediately preceding fiscal year, or (ii) such number of shares as may be determined by our board of directors, and (iii) the size of the award pool shall be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions. The maximum aggregate number of shares which may be issued pursuant to all awards under the plan is 24,362,738 Class A ordinary shares as of January 1, 2021. The number of Class A ordinary shares available for future issuance upon the exercise of future grants under the 2019 Share Incentive Plan was 7,312,586 as of March 31, 2021.

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

The following tables summarize, as of March 31, 2021, the awards granted under our 2018 Plan and 2019 Plan to several of our officers and our other employees, excluding awards that were forfeited or canceled after the relevant grant dates.

	Ordinary
	Shares
	Underlying	Exercise Price		Date of
Name	Options	(US$/Share)	Date of Grant	Expiration
Zheng Wang	*	US$0.0515	2018/11/27	2024/6/2
	*	US$0.3522	2018/11/27	2026/5/19
Zhaohong Li	*	US$0.8004	2019/12/13	2029/12/12
Qiaoqiao Sun	*	US$0.8004	2018/11/27	2027/3/16
Li Li	5,376,979	US$0.0515	2018/11/27	2024/6/2
Steven Foo	1,237,734	US$0.0001	2020/12/01	2030/12/01
Other grantees	25,915,653	US$0.0515 ~ US$0.8004	2018/11/27 ~ 2019/12/13	2024/6/2 ~ 2029/12/12

*     Less than 1% of our total outstanding shares.

C.          Board Practices

Our board of directors consists of three directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with our company is required to declare the nature of his interest at a meeting of our directors. A director may vote with respect to any contract notwithstanding that he may be interested therein, and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to borrow money, mortgage or charge its undertaking, property and uncalled capital, and to issue debentures or other securities whenever money is borrowed or as security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

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

Audit Committee. Our audit committee consists of Dr. Ning Zhu. Dr. Ning Zhu is the chairman of our audit committee. We have determined that Dr. Ning Zhu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and Rule 10A-3 under the Exchange Act. Subsequent to the completion of the Share Distribution. We have determined that Dr. Ning Zhu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

● appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

● reviewing with the independent auditors any audit problems or difficulties and management’s response;

● discussing the annual audited financial statements with management and the independent auditors;

● reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

● reviewing and approving all proposed related party transactions;

● meeting separately and periodically with management and the independent auditors; and

● monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Dr. Dongliang Chang, Dr. Dawei Ma and Dr. Ning Zhu. Dr. Dongliang Chang is the chairman of our compensation committee. We have determined that Dr. Dawei Ma and Dr. Ning Zhu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

● reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

● reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

● reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

● selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Dr. Dongliang Chang, Dr. Dawei Ma, and Dr. Ning Zhu. Dr. Dongliang Chang is the chairperson of our nominating and corporate governance committee. Dr. Dawei Ma and Dr. Ning Zhu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

● selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

● reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

● making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;

● advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations; and

● making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

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

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

● convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

● declaring dividends and distributions;

● appointing officers and determining the term of office of the officers;

● exercising the borrowing powers of our company and mortgaging the property of our company; and

● approving the transfer of shares in our company, including the registration of such shares in our share register.

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

D.          Employees

As of December 31, 2020, we had 189 employees in total.

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

E.           Share Ownership

Molecular Data Inc. was 100% owned by MOLBASE Inc. before the initial public offering. We completed the Share Distribution effective June 30, 2020. The existing shareholders of MOLBASE Inc. became our shareholders through a distribution of our shares in proportion to MOLBASE Inc.’s then shareholding structure, and MOLBASE Inc. ceased to be our parent company.

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of March 31, 2021 by (assuming the completion of the abovementioned Share Distribution at that time):

● each of our directors and executive officers; and

● each person known to us to own beneficially 5% or more of each class of our voting securities.

The calculations in the table below are based on 414,182,151 ordinary shares as of March 31, 2021, including (i) 359,362,418 Class A ordinary shares held by existing shareholders of MOLBASE Inc. other than Dr. Dongliang Chang, and (ii) 54,819,733 Class B ordinary shares held by our founder, Dr. Dongliang Chang and MOLBASE Inc. We completed the Share Distribution, effective June 30, 2020.

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

	Ordinary Shares Beneficially Owned
					% of
	Class A	Class B	Total	% of	aggregate
	ordinary	ordinary	ordinary	beneficial	voting
	shares	shares	shares	ownership	power***
	Number	Number	Number	%	%
Directors and Executive Officers**:
Dongliang Chang(1)	—	54,819,733	54,819,733	13.2	60.4
Dawei Ma(2)	—	—	—	—	—
Ning Zhu(3)	—	—	—	—	—
Steven Foo	1,237,734	—	1,237,734	0.3	—
All Directors and Executive Officers as a Group	1,237,734	54,819,733	56,057,467	13.5	60.4
Principal Shareholders:
Cool Emotion International Limited(4)	—	54,819,733	54,819,733	13.2	60.4
Trustbridge Entities(5)	37,940,896	—	37,940,896	9.2	4.2
Vangoo Entities(6)	35,814,375	—	35,814,375	8.6	3.9

*      Less than 1% of our total ordinary shares on an as-adjusted basis outstanding as of March 31, 2021.

**    Except as indicated otherwise below, the business address of our directors and executive officers is 11/F, Building 15, 2177 Shenkun Road, Minhang District, Shanghai 201106, People’s Republic of China.

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

(2)    The business address of Dr. Dawei Ma is Shanghai Institute of Organic Chemistry, 345 Lingling Lu, Shanghai 200032, People’s Republic of China.

(3)   The business address of Dr. Ning Zhu is Room 606, 211 West Huaihai Road, Shanghai 200030, People’s Republic of China.

(4)    Represents 54,819,733 Class B ordinary shares held by Cool Emotion International Ltd., a British Virgin Island company. Cool Emotion International Ltd. is beneficially owned by Dr. Dongliang Chang. The registered address of Cool Emotion International Ltd. is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(5)   Represents 37,940,896 Class A ordinary shares held by Trustbridge Partners IV, L.P., a Cayman Islands exempted limited partnership, and Trustbridge Partners V, L.P., a Cayman Islands exempted limited partnership. Trustbridge Partners IV, L.P. and Trustbridge Partners V, L.P. are collectively referred to as Trustbridge entities. Trustbridge entities are ultimately controlled by their respective investment committee. The investment committees of the Trustbridge entities share the same composition, which includes Shujun Li, Feng Ge, Ning David Lin, Hongyan Guan, Xiaodong Liang, Shuhong Ye. The registered address of Trustbridge Partners IV is 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands and the registered address of Trustbridge Partners V, L.P. is P.O. Box 309 Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(6)  Represents 35,814,375 Class A ordinary shares held by Vangoo China Growth Fund II, L.P., a Cayman Islands limited partnership, Vangoo Target Fund II, L.P., a Cayman Islands limited partnership, and Vangoo Asia Investment Fund L.P., a Cayman Islands limited partnership, as reported on the Schedule 13G filed by Ms. Ping Xu and Vangoo China Growth Fund II, L.P. on February 13, 2020. Vangoo China Growth Fund II, L.P., Vangoo Target Fund II, L.P. and Vangoo Asia Investment Fund L.P. are collectively referred to as Vangoo entities. The general partners of Vangoo entities are indirectly owned by a family trust for which Ms. Xu. is the settlor, protector and one of the beneficiaries. Ms. Xu exercises voting and management power for the family trust. Ms. Xu is also a director of the general partner for each of the Vangoo entities and is a member of the investment committee for each of the Vangoo entities. The registered address of Vangoo China Growth Fund II, L.P. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The registered address of Vangoo Target Fund II, L.P. and Vangoo Asia Investment Fund L.P. is Osiris International Cayman Limited of Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands.

To our knowledge, as of March 31, 2021, 276,230,160 of our Class A ordinary shares were held by one record holder in the United States, which was JPMorgan Chase Bank, N.A., the depositary of the ADS program. The number of beneficial owners of the ADSs in the United States is likely to be much larger than the number of record holders of our common shares in the United States.

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

B.           Related Party Transactions

Contractual Arrangements with our Variable Interest Entity and its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Shareholders Agreement and Registration Rights

MOLBASE Inc. was the holding company of the MOLBASE group in the Cayman Islands from 2014. We undertook the Restructuring in 2018 in order to operate our Online Platform as a standalone business. MOLBASE Inc. established Molecular Data Inc. and currently holds all the shares of Molecular Data Inc. We completed the Share Distribution effective June 30, 2020. The existing shareholders of MOLBASE Inc. became our shareholders through a distribution of our shares in proportion to MOLBASE Inc.’s then shareholding structure, and MOLBASE Inc. ceased to be our parent company.

Registration Rights

We completed the Share Distribution effective June 30, 2020. The existing shareholders of MOLBASE Inc. became our shareholders under a shareholding structure that mirrors MOLBASE Inc.’s then shareholding structure, and MOLBASE Inc. ceased to be our parent company. We may enter into a shareholders’ agreement with these shareholders to provide for registration rights substantially identical to those provided for in MOLBASE Inc.’s shareholders’ agreement dated March 15, 2017, as amended. Our registrable securities will include (1) our ordinary shares issued or issuable pursuant to conversion of any preferred shares, and (2) our ordinary shares issued as a dividend or other distribution with respect to, in exchange for or in replacement of, any preferred shares. Set forth below is a description of the registration rights to be granted.

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

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers— Share Incentive Plans.”

Transactions with our Shareholders and Affiliates

In 2017, MOLBASE Inc. extended an interest-free, unsecured and payable on demand loan in the total amount of US$1.0 million and we deposited the total amount with a bank for interest proceeds. In September 2019, MOLBASE Inc. and us entered into an agreement to set the maturity date for the balance of such loan on December 31, 2020. In 2018 and 2019, MOLBASE Inc. advanced US$1.5 million in aggregate to us for the professional service fees in relation to our IPO, due December 31, 2021. As of December 31, 2020, we had amount due to MOLBASE Inc. of RMB17.1 million (US$2.6 million).

In 2018, Dr. Dongliang Chang, our chairman of board of directors and shareholder, extended an interest-free, unsecured and payable on demand loan in the total amount of RMB1.8 million to us for the purpose of daily operations. In September 2019, Dr. Dongliang Chang and us entered into an agreement to set the maturity date of such loan on December 31, 2021. As of December 31, 2020, we have not repaid such loan to Dr. Dongliang Chang.

In 2018, we undertook a Restructuring with MOLBASE group and recorded the consideration as amount due to MOLBASE (Shanghai) Biotechnology Co., Ltd., or Shanghai Biotech, of RMB177.8 million as of December 31, 2018, of which RMB145.4 million was relating to repayments for the bank borrowings of Shanghai Biotech before the Restructuring for our business operations. The consideration for the Restructuring was interest-free, unsecured and due with 24 months subsequent to the Restructuring. We repaid Shanghai Biotech the Restructuring consideration of RMB104.2 million (US$15.0 million) in the year ended December 31, 2019. In 2019, we provided joint guarantee for certain amount payable by Shanghai Biotech to a bank, which is contingent on our IPO, and for loans of RMB50.5 million payable by Shanghai Biotech. In 2019, we purchased goods from Shanghai Biotech in exchange for consideration of RMB30.9 million. In 2019, we provided services to Shanghai Biotech in exchange for consideration of RMB10.0 million (US$1.4 million). As of December 31, 2020, we had amount due to Shanghai Biotech of RMB4.5 million (US$0.7 million).

In 2019, ShanXi Molbase Logistic Management Co., Ltd. provided logistic services for us in exchange for consideration of RMB1.0 million (US$0.1 million). In 2019, we provided an interest-free, unsecured loan of RMB0.8 million (US$0.1 million) to ShanXi Molbase Logistic Management Co., Ltd with no fixed terms of repayment. As of December 31, 2020, we had amount due from ShanXi Molbase Logistic Management Co., Ltd. of RMB1.1 million (US$0.2 million)

In June 2019, we obtained an interest-free, unsecured loan of RMB21.0 million from MOLBASE (HK) Limited with a maturity date of December 31, 2020, repaid RMB0.4 million from October to December 2019, and extended the maturity date of loan in an aggregate amount of RMB21.6 million previously obtained from MOLBASE (HK) Limited to December 31, 2020. In the third quarter of 2019, we obtained an interest-free, unsecured loan of RMB18.5 million from MOLBASE (HK) Limited with a maturity date of December 31, 2021. As of December 31, 2020, we had amount due to MOLBASE (HK) Limited of RMB87.8 million (US$13.5 million).

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

B.           Memorandum and Articles of Association

The following are summaries of material provisions of our current amended and restated memorandum and articles of association and of the Companies Act (As Revised), insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by Cayman Islands law.

Ordinary Shares. Our ordinary shares are issued in registered form. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share entitles the holder thereof to one vote on all matters subject to vote at our general meetings, and each Class B ordinary share entitles the holder thereof to ten votes on all matters subject to vote at our general meetings. Our ordinary shares are issued in registered form and are issued when registered in our register of members.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by MOLBASE Inc. to any person who is not our founder, Dr. Dongliang Chang, or his affiliate, or the change of ultimate beneficial ownership of any Class B ordinary shares from MOLBASE Inc. to any person who is not our founder, Dr. Dongliang Chang, or his affiliate, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by our founder, Dr. Dongliang Chang, to any person who is not his affiliate, or upon a change of ultimate beneficial ownership of any Class B ordinary share from our founder, Dr. Dongliang Chang, to any person who is not his affiliate, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our currently effective memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders present in person or by proxy at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares which are cast by those of our shareholders who, being entitled to do so, vote at the meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to our ordinary shares which are cast by those of our shareholders who, being entitled to do so, vote at the meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association. Our shareholders may, among other things, divide or combine all or any of the shares of our company by ordinary resolution.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

● the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

● the instrument of transfer is in respect of only one class of ordinary shares;

● the instrument of transfer is properly stamped, if required;

● in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

● a fee of such maximum sum as the Nasdaq Stock Market may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our memorandum and articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

● the designation of the series;

● the number of shares of the series;

● the dividend rights, dividend rates, conversion rights, voting rights; and

● the rights and terms of redemption and liquidation preferences.

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

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

● authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and

● limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Changes in Capital. The company may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe. The company may by ordinary resolution:

● increase its share capital by new shares of such amount as it thinks expedient;

● consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

● subdivide its shares, or any of them, into shares of an amount smaller than that fixed by the Memorandum and Articles of Association, provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the Share from which the reduced share is derived; and

● cancel any shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

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

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

● does not have to file an annual return of its shareholders with the Registrar of Companies;

● is not required to open its register of members for inspection;

● does not have to hold an annual general meeting;

● may issue negotiable or bearer shares or shares with no par value;

● may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

● may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

● may register as a limited duration company; and

● may register as a segregated portfolio company.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder (as defined below) that holds our ADSs or ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, any withholding or information reporting requirements, or any state, local and non-U.S. tax considerations relating to the ownership or disposition of our ADSs or ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

● banks and other financial institutions;

● insurance companies;

● pension plans;

● cooperatives;

● regulated investment companies;

● real estate investment trusts;

● broker-dealers;

● traders that elect to use a mark-to-market method of accounting;

● certain former U.S. citizens or long-term residents;

● tax-exempt entities (including private foundations);

● holders who acquire their ADSs or ordinary shares pursuant to any employee share option or otherwise as compensation;

● investors that will hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;

● persons holding their ADSs or ordinary shares in connection with a trade or business outside the United States;

● persons that actually or constructively own 10% or more of our stock (by vote or value);

● investors required to accelerate the recognition of any item of gross income with respect to their ADSs or ordinary shares as a result of such income being recognized on an applicable financial statement;

● investors that have a functional currency other than the U.S. dollar;

● partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or ordinary shares through such entities, all of whom may be subject to tax rules that differ significantly from those discussed below.

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

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for U.S. federal income tax purposes:

● an individual who is a citizen or resident of the United States;

● a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia;

● an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

● a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

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

Assuming that we are the owner of our VIEs for U.S. federal income tax purposes, and based upon our income and assets, and the market value of our ADSs, we do not believe we were a PFIC for the taxable year ended December 31, 2020 and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. While we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Fluctuations in the market price of the ADSs may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become classified as a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or ordinary shares. Under the PFIC rules:

● the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

● the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income;

● the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

● the interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018 and 2019 and 2020 were increases of 1.9% and 4.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

As of December 31, 2020, we had Renminbi-denominated cash and cash equivalents of RMB11.6 million. A 10% depreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in a decrease of US$0.2 million in cash and cash equivalents. A 10% appreciation of Renminbi against the U.S. dollar based on the foreign exchange rate on December 31, 2020 would result in an increase of US$0.2 million in cash and cash equivalents.

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

The following additional charges shall also be incurred by the ADR holders, the beneficial owners, by any party depositing or withdrawing shares or by any party surrendering ADSs and/or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADSs or the deposited securities or a distribution of ADSs), whichever is applicable:

● a fee of US$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

● a fee of US$0.05 or less per ADS held for any cash distribution made, or for any elective cash/stock dividend offered, pursuant to the deposit agreement;

● an aggregate fee of US$0.05 or less per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

● a fee for the reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of its agents (including, without limitation, the custodian and expenses incurred on behalf of ADR holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the sale of securities (including, without limitation, deposited securities), the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which fees and charges shall be assessed on a proportionate basis against ADR holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such ADR holders or by deducting such charge from one or more cash dividends or other cash distributions);

● a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the $0.05 per ADS issuance fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those ADR holders entitled thereto;

● stock transfer or other taxes and other governmental charges;

● cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares, ADRs or deposited securities;

● transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

● fees of any division, branch or affiliate of the depositary utilized by the depositary to direct, manage and/or execute any public and/or private sale of securities under the deposit agreement.

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

Fees and Other Payments Made by the Depositary to Us

The depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADS program upon such terms and conditions as we and the depositary may agree from time to time. In 2020, we received $2,240,000 from the depository for expenses incurred in connection with the establishment and maintenance of the ADS program.

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

We have invested our net proceeds in wealth management products. On January 2020, we purchased a US$58.4 million note issued by a third party, L. R. Capital Property Investment Limited. The note matures in December 2023 and bears interest at 6% per annum, on an annual and non-compounded basis, payable in full at the maturity date. The note may be redeemed in part or in full at the request of us. US$8 million of the note was redeemed by us on June 2020. On June 2020, the Company purchased a US$ 51.5 million senior unsecured note issued by a third party, Strategic Global Investments. The Note matures on June 2023 and bears interest at 6.25% per annum, on an annual and non-compounded basis, payable in full at maturity date. The Company may request the issuer to redeem at any time after the issuance of the Note by giving 14 days prior written notice.

We still intend to use the proceeds from our initial public offering, as disclosed in our registration statements on Form F-1, to invest in logistics and warehousing capabilities, enhance our technology and retain qualified personnel, make strategic acquisition and cross-border investment, and for other general corporate purposes, including general marketing and administrative purposes.

ITEM 15. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) that are designed to ensure that information required to be disclosed in our reports that we file or submit under the Security Exchange Act of 1934 is recorded, processed, summarized and reported, within the time period specified in the SEC’s rules and forms, and is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow for timely decisions regarding disclosure. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of December 31, 2020, the end of the fiscal year covered by this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, performed an evaluation of the effectiveness of our disclosure controls and procedures. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2020, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

(b) Management’s Annual Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. We assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020. In making its assessment, management used the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “2013 COSO Framework”). The 2013 COSO Framework outlines the 17 underlying principles and the following fundamental components of a company’s internal control: (i) control environment, (ii) risk assessment, (iii) control activities, (iv) information and communication, and (v) monitoring. Our management has implemented and tested our internal control over financial reporting based on these criteria and identified certain material weaknesses set forth below. Based on the assessment, management determined that, as of December 31, 2020, we did not maintain effective internal control over financial reporting due to the existence of the following material weaknesses:

● the Company’s lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of United States generally accepted accounting principles and Securities and Exchange Commission financial reporting expertise; and

● lack of formalized financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements; and

●	Lack of written authorization procedures for certain investments.

(c) Attestation report of the registered public accounting firm

Not applicable.

(d) Changes in internal control over financial reporting.

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

We expect to complete the measures discussed above by the end of 2021 and will continue to implement measures to remediate our internal control deficiencies.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

During fiscal 2019 and 2018, Ernst & Young Hua Ming LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were RMB4,000,000, RMB5,600,000 respectively. During fiscal 2020, the annual audit fee for Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) for our financial statements is $338,000, and MarcumBP’s engagement fees were $30,000.

Audit-Related Fees

The Company has not paid Ernst & Young Hua Ming LLP, MarcumBP or Haoxin for audit-related services in fiscal 2019 and 2018. The company has not paid MarcumBP or Haoxin for audit-related service in fiscal year 2020.

Tax Fees

The Company has not paid Ernst & Young Hua Ming LLP, MarcumBP or Haoxin for tax services in fiscal 2020, 2019, and 2018.

All Other Fees

The Company has not paid Ernst & Young Hua Ming LLP, MarcumBP or Haoxin for any other services in fiscal 2020, 2019, and 2018.

Audit Committee Pre-Approval Policies

The policy of our audit committee is to pre-approve all audit and other service provided by Haoxin and MarcumBP as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2020 that were attributed to work performed by persons other than our auditor’s full-time permanent employees was less than 5%.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective from October 23, 2020, we engaged Marcum Bernstein & Pinchuk LLP, or MarcumBP, as our independent registered public accounting firm. Ernst & Young Hua Ming LLP, or E&Y, did not stand for re-election as the independent registered public accounting firm for our company. The change of our independent registered public accounting firm was approved by the audit committee of our board and was not made due to any disagreements between the Company and E&Y.

Effective from April 14, 2021, we engaged Shandong Haoxin Certified Public Accountants Co., Ltd., or Haoxin, as our independent registered public accounting firm. The change of our independent registered public accounting firm was approved by the audit committee of our board and was not made due to any disagreements between the Company and Marcum BP.

The reports of E&Y on our consolidated financial statements for the fiscal year ended December 31, 2019 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.

During the fiscal year ended December 31, 2019 and the subsequent interim period through October 23, 2020, there have been no (i) disagreements between us and E&Y on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of E&Y would have caused them to make reference thereto in their reports on the consolidated financial statements for such years, or (ii) reportable events as defined in Form 20-F Item 16F (a)(1)(v) other than the two material weaknesses reported in our 2019 Annual Report. Specifically, the material weaknesses identified as of December 31, 2019 were our lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in application of United States generally accepted accounting principles and Securities and Exchange Commission financial reporting expertise, and lack of formalized financial reporting policies and procedures that are commensurate with U.S. GAAP and SEC reporting and compliance requirements.

During each of the year ended December 31, 2019 and the subsequent interim period through October 23, 2020, neither we nor anyone on behalf of us has consulted with MarcumBP regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that MarcumBP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

During each of the years ended December 31, 2017, 2018, 2019 and 2020, and the subsequent interim period through April 14, 2021, neither we nor anyone on behalf of us has consulted with Haoxin regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that Haoxin concluded was an important factor considered by us in reaching a decision as to any accounting, auditing, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

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

2.4	Description of securities (incorporated herein by reference to Exhibit 2.4 to the Form 20-F filed on June 30, 2020 (File No. 001-39167))
4.1	2018 Share Plan (incorporated herein by reference to Exhibit 10.1 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))
4.2	2019 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))
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

8.1*	List of Principal Subsidiaries and VIEs of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the Form F-1 filed on December 6, 2019 (File No. 333-235398))
12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent Letter of Shandong Haoxin Certified Public Accountants Co., Ltd. dated May 17, 2021
16.1*	Letter from Ernst & Young Hua Ming LLP dated May 17, 2021
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*     Filed with this Annual Report on Form 20-F.

**  Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Molecular Data Inc.

	By:	/s/ Steven Foo
		Name:	Steven Foo
		Title:	Chief Executive Officer, Chief Financial Officer

Date: May 17, 2021

MOLECULAR DATA INC.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Molecular Data Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Molecular Data Inc. (the “Company”) as of December 31, 2020, the related consolidated statements of comprehensive loss, shareholders’ equity (deficit) and cash flows for the year ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

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

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition— Refer to Note 12 to the consolidated financial statements

Critical Audit Matter Description

As described in Note 12, the Company sold chemicals under direct sales mode, generating about 99.9% of its revenue in 2020. The Company recognizes revenues from product sales at the point in time when the delivery was completed and uses automated systems to process and record its revenue transactions.

We identified occurrence of product revenue as a critical audit matter because there is inherent risk around the occurrence of revenue recorded by the Company's systems given the complexity and the significant volume of data processed by the systems.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to product revenue recognition included the following, among others:

With the assistance of IT specialists and data specialists:

●	We tested the IT environment in which the revenue transactions are processed, including interface controls between different IT applications.
●	We tested key automated controls over product revenue recognition.
●	We performed tests on the data to ensure consistency between operating systems and accounting system, and consistency between operating systems and third-party warehouse delivery platform, to evaluate data accuracy and completeness.
●	We analyzed product revenue transaction data by comparing data in different periods and identifying transactions with characteristics of audit interest for further testing to verify the reasonableness of the transaction and other tests of details.
●	We selected samples for testing to further verify the accuracy and integrity of the revenue.

/s/ Shandong Haoxin Certified Public Accountants Co., Ltd.

Weifang, the People’s Republic of China

17 May, 2021

We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of Molecular Data Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Molecular Data Inc. (the “Company”) as of December 31, 2019, the related consolidated statements of comprehensive loss, shareholders’ deficit and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

Adoption of New Accounting Standards

As discussed in Note 3(u) to the consolidated financial statements, the Company changed its method for accounting for leases in 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ Ernst & Young Hua Ming LLP

We have served as the Company’s auditor from 2018 to 2020.

Shanghai, The People’s Republic of China

June 30, 2020

MOLECULAR DATA INC.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and US dollars (“US$”),

except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
ASSETS

Current Assets
Cash and cash equivalents		15,156	11,311	1,733
Restricted cash		42,518	277	42
Accounts receivable, net	5	20,424	5,963	914
Short-term investments	6	—	336,038	51,500
Unbilled receivables	13	62,529	51,825	7,943
Notes receivable		124,176	24,761	3,795
Inventories, net	7	4,351	2,821	432
Amounts due from related parties	15	828	1,144	175
Prepayments and other current assets	8	216,850	229,046	35,103
Total current assets		486,832	663,186	101,637

Non-current assets
Long-term investment		—	353	54
Property and equipment, net	9	1,106	725	111
Intangible assets, net	10	1,560	536	82
Deferred assets & deferred tax assets		—	15,826	2,425
Right-of-use asset, net	21	3,219	4,195	643
Total non-current assets		5,885	21,635	3,315

Total Assets		492,717	684,821	104,952

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		As of December 31,
	Notes	2019	2020
		RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ DEFICIT

Current Liabilities (including current liabilities of the consolidated VIEs and its subsidiary without recourse to the primary beneficiary of RMB584,740 and RMB751,190 (US$115,125) as of December 31, 2019 and 2020, respectively)

Short-term borrowings	11	13,749	33,749	5,172
Accounts payable		304,380	315,729	48,388
Deferred revenue		107,181	81,636	12,511
Accrued expenses and other liabilities	12	103,026	132,674	20,333
Income taxes payable		387	—	—
Convertible notes		—	16,096	2,467
Amounts due to related parties	15	143,958	111,186	17,040
Lease liabilities	21	3,080	1,536	235
Total current liabilities		675,761	692,606	106,146

Non-current Liabilities (including non-current liabilities of the consolidated VIEs and its subsidiary without recourse to the primary beneficiary of RMB4,320 and RMB341 (US$52) as of December 31, 2019 and 2020, respectively)

Amounts due to related parties	15	33,453	—	—
Non-current portion of capital lease obligations		—	17,052	2,613
Non-current portion of lease liability	21	—	2,659	408
Contingency liability	22	—	341	52
Total non-current liabilities		33,453	20,052	3,073
Total Liabilities		709,214	712,658	109,219
Commitments and contingencies	22

Redeemable noncontrolling interests		—	42	6
DEFICIT:
Ordinary shares (par value of US$0.00005 per share; 1,000,000,000 shares authorized; 255,807,290 Class A ordinary shares issued outstanding, 54,819,733 Class B ordinary shares issued and outstanding as of December 31, 2019; 334,999,682 Class A ordinary shares issued and 304,488,317 outstanding, 54,819,733 Class B ordinary shares issued and outstanding as of December 31, 2020.)	16	98	114	17
Additional paid-in capital		537,618	1,075,064	164,761
Accumulated other comprehensive loss		(316)	(21,192)	(3,248)
Accumulated deficit		(753,897)	(1,081,914)	(165,811)
Total Molecular Data Inc. shareholders’ deficit		(216,497)	(27,928)	(4,281)

Non-controlling interest		—	49	8

TOTAL DEFICIT		(216,497)	(27,879)	(4,273)

TOTAL LIABILITIES AND DEFICIT		492,717	684,821	104,952

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

		For the years ended December 31,
	Notes	2018	2019	2020
		RMB	RMB	RMB	US$
Net revenues	13	9,053,266	13,207,315	7,596,412	1,164,201
Cost of revenues		(8,973,097)	(13,106,542)	(7,606,611)	(1,165,764)
Gross profit		80,169	100,773	(10,199)	(1,563)

Sales and marketing expenses		(103,293)	(108,858)	(67,018)	(10,271)
General and administrative expenses		(173,872)	(104,471)	(210,401)	(32,245)
Research and development expenses		(36,889)	(45,038)	(35,215)	(5,397)
Allowance for doubtful accounts		(1,907)	(34,618)	(8,724)	(1,337)
Impairment of long-term investment		—	—	—	—
Total operating expenses		(315,961)	(292,985)	(321,358)	(49,250)

Operating loss		(235,792)	(192,212)	(331,557)	(50,813)

Interest expenses, net		(19,049)	(4,367)	(10,727)	(1,644)
Loss from equity investment		—	—	(645)	(99)
Foreign exchange (loss) income		(3,033)	185	5,459	837
Other income, net		3,235	3,311	11,890	1,822
Loss before income tax		(254,639)	(193,083)	(325,580)	(49,897)
Income tax expenses	14	—	(465)	(2,458)	(377)
Net loss		(254,639)	(193,548)	(328,038)	(50,274)
Net loss attributable to non-controlling interest				(41)	(6)
Net loss attributable to Molecular Data Inc.		(254,639)	(193,548)	(327,997)	(50,268)

Loss per share:	17
Basic
Loss per share		(0.82)	(0.62)	(0.94)	(0.14)
Diluted
Loss per share		(0.82)	(0.62)	(0.87)	(0.13)

Weighted average shares outstanding	17
Basic		310,627,024	310,627,024	348,160,637	348,160,637
Diluted		310,627,024	310,627,024	376,052,756	376,052,756

Other comprehensive income, net of tax of nil
Foreign currency translation adjustments, net of tax of nil		—	316	20,876	3,199
Comprehensive loss		(254,639)	(193,232)	(307,162)	(47,075)
Less: comprehensive loss attributable to non-controlling interest		—	—	(41)	(6)
Comprehensive loss attributable to Molecular Data Inc.		(254,639)	(193,232)	(307,121)	(47,069)

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	Number of		Additional		Accumulated other		Total
	ordinary	Ordinary	paid-in	Accumulated	comprehensive	Noncontrolling	shareholders’
	shares	shares	capital	deficit	income	interest	equity (deficit)
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2018	310,627,024	98	311,513	(305,710)	—	—	5,901
Capital contribution from shareholders	—	—	69,904	—	—	—	69,904
Share-based compensation	—	—	124,022	—	—	—	124,022
Capital distribution to shareholders	—	—	(6,813)	—	—	—	(6,813)
Net loss for the year	—	—	—	(254,639)	—	—	(254,639)
Balance as of December 31, 2018	310,627,024	98	498,626	(560,349)	—	—	(61,625)

	Number of		Additional		Accumulated other		Total
	ordinary	Ordinary	paid-in	Accumulated	comprehensive	Noncontrolling	shareholders’
	shares	shares	capital	deficit	income	interest	equity (deficit)
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2019	310,627,024	98	498,626	(560,349)	—	—	(61,625)
Foreign exchange difference	—	—	—	—	(316)	—	(316)
Share-based compensation	—	—	38,992	—	—	—	38,992
Net loss for the year	—	—	—	(193,548)	—	—	(193,548)
Balance as of December 31, 2019	310,627,024	98	537,618	(753,897)	(316)	—	(216,497)

MOLECULAR DATA INC.

CONSOLIDATED STATEMENTS OF EQUITY (DEFICIT) (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	Number of		Additional		Accumulated other		Total
	ordinary	Ordinary	paid-in	Accumulated	comprehensive	Noncontrolling	shareholders’
	shares	shares	capital	deficit	income	interest	equity (deficit)
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of January 1, 2020	310,627,024	98	537,618	(753,897)	(316)	—	(216,497)
Foreign exchange difference	—	—	—	—	(20,876)	—	(20,876)
Issuance of new shares, net of issuance costs of 86,445	35,005,761	12	367,576	—	—	—	367,588
Share-based compensation	—	—	160,557	—	—	—	160,557
Exercise of stock options	12,775,265	4	2,540	—	—	—	2,544
Amortization of shares issued to consultants	900,000	—	6,753	—	—	—	6,753
Investment from minority shareholders	—	—	—	—	—	90	90
Net loss for the year	—	—	—	(327,997)	—	(41)	(328,038)
Appropriation of statutory reserves	—	—	20	(20)	—	—	—
Balance as of December 31, 2020	359,308,050	114	1,075,064	(1,081,914)	(21,192)	49	(27,879)
Balance as of December 31, 2020 in US$		17	164,761	(165,811)	(3,248)	8	(4,273)

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(254,639)	(193,548)	(328,038)	(50,274)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation of property and equipment	1,373	1,509	584	90
Amortization of intangible assets	1,065	1,541	1,140	175
Loss (gain) on disposal of property and equipment	—	—	3	—
Non- cash lease expense of right-of-use asset	—	4,881	140	21
Allowance for doubtful accounts	1,609	34,618	8,723	1,337
Deferred income taxes (benefit) expense	—	—	(5,116)	(784)
Interest expense	—	—	2,298	352
Impairment of long-term investment	—	—	647	99
Share-based compensation expense	124,022	38,992	44,526	6,824
Changes in operating assets and liabilities:
Accounts receivable	13,428	16,029	13,155	2,016
Unbilled receivables	18,342	(52,475)	10,703	1,640
Inventories	11,943	2,905	1,530	234
Notes receivable	7,061	(122,101)	99,415	15,236
Amounts due from related parties	—	—	(316)	(48)
Prepayments and other current assets	(144,849)	51,415	(19,612)	(3,006)
Long-term deferred cost	—	—	(10,710)	(1,641)
Accounts payable	14,000	206,208	11,346	1,739
Deferred revenue	108,624	(46,286)	(25,544)	(3,915)
Accrued expenses and other liabilities	12,660	79,774	26,843	4,114
Deferred government grants	(336)	(30)	—	—
Income taxes payable	—	387	461	71
Lease liabilities	—	(4,881)	—	—
Amounts due to related parties	(48,939)	(114,759)	(66,226)	(10,150)
Net cash used in operating activities	(134,636)	(95,821)	(234,048)	(35,870)
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(484)	(853)	16,846	2,582
Purchases of intangible assets	(1,758)	(967)	(116)	(18)
Payments for short-term investments	—	—	(336,038)	(51,500)
Payment for long-term investment	—	—	(1,000)	(153)
Net cash used in investing activities	(2,242)	(1,820)	(320,308)	(49,089)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from capital contribution	69,904	—	—	—
Payment for capital distribution	(6,813)	—	—	—
Proceeds from issuance of ordinary shares	—	—	419,955	64,361
Proceeds from mandatorily redeemable noncontrolling interests	—	—	16,137	2,473
Deemed contribution to shareholders	—	—	72,961	11,182
Capital contribution to equity by M.I.	—	—	90	14
Proceeds from bank borrowings	—	—	20,000	3,065
Proceeds from loans from related parties	166,989	88,881	—	—
Repayment of loans to related parties	(72,397)	(794)	—	—
Proceeds from other borrowings	712,823	102,883	—	—
Repayment of other borrowings	(833,173)	(41,571)	—	—
Net cash generated from financing activities	37,333	149,399	529,143	81,095

The accompanying notes are an integral part of the consolidated financial statements.

MOLECULAR DATA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	—	(561)	(20,873)	(3,200)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(99,545)	51,197	(46,086)	(7,064)
Cash, cash equivalents and restricted cash at beginning of year	106,022	6,477	57,674	8,839
Cash, cash equivalents and restricted cash at end of year	6,477	57,674	11,588	1,775
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	6,477	15,156	11,311	1,733
Restricted cash	—	42,518	277	42
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	6,477	57,674	11,588	1,775
Supplemental disclosure of cash flow information:
Interest paid	(19,386)	(4,428)	11,513	1,764
Interest received	337	61	(787)	(121)
Income tax paid	—	(78)	1,177	180
Supplemental disclosure of non-cash activities:
Operating lease liabilities arising from obtaining right-of-use assets	—	3,394	4,261	653

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

As of December 31, 2020, the Company’s significant subsidiaries, VIEs and subsidiary of the VIE are as follows:

			Percentage of
	Date of	Place of	ownership by the
Entity	incorporation	incorporation	Company		Principal activities
			Direct	Indirect
Subsidiaries:
Molecular Data (HK) Limited (“MKD HK”)	14 March, 2018	Hong Kong	100%	—	Investment holding
Shanghai MOHUA Information Technology Co., Ltd. (“Shanghai MOHUA”)	27 July, 2018	PRC	100%	—	E-commerce platform
Shanghai MOKAI Biotechnology Co., Ltd. (“Shanghai MOKAI”)	11 December, 2018	PRC	100%	—	Chemical trading
Shanghai MOCHUANG Biotechnology Co., Ltd. (“Shanghai MOCHUANG”)	11 December, 2018	PRC	100%	—	Chemical trading
Shanghai MOLIAN Biotechnology Co., Ltd (“Shanghai MOLIAN”)	17 October, 2019	PRC	100%	—	Chemical trading
Shandong MOBEI New Material Co., Ltd (“Shandong MOBEI”)	28 February, 2020	PRC	100%	—	Chemical trading
MOBEI (Tianjin) Biotechnology Co., Ltd (“MOBEI Tianjin”) *1	18 January, 2018	PRC	100%	—	Chemical trading
VIEs:
Shanghai MOLBASE Technology Co., Ltd. (“Shanghai MOLBASE”)	26 January, 2014	PRC	—	100%	E-commerce platform
Jiaxing MOLBASE Information Technology Co., Ltd. (“Jiaxing MOLBASE”)	21 March, 2013	PRC	—	100%	Chemical trading
Subsidiary of the VIE:
ShanXi MOLBASE Biotechnology Co., Ltd. (“ShanXi MOLBASE”)	29 August, 2017	PRC	—	100%	Chemical trading
Jiangsu MOBEI Biotechnology Co., Ltd (“Jiangsu MOBEI”)	22 June, 2020	PRC	—	51%	Chemical trading

*1. On July 13, 2020, MKD HK acquired 100% equity of MOBEI (Tianjin) Biotechnology Co., Ltd from its related party MOBEI (Shanghai) Biotechnology Co., Ltd, the transfer consideration is 0 RMB.

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

The table sets forth the assets and liabilities of the VIEs and subsidiary of the VIE included in the Company’s consolidated balance sheets:

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	3,382	593	91
Restricted cash	4,148	277	42
Accounts receivable, net	11,774	3,626	556
Unbilled receivables	41,211	50,361	7,718
Notes receivable	107,404	1,922	295
Inventories, net	725	85	13
Prepayments and other current assets	132,152	131,838	20,205
Amounts due from related parties	95,651	279,139	42,780
Total current assets	396,447	467,842	71,700

Non-current assets:
Long-term investment	—	353	54
Property and equipment, net	1,049	541	83
Intangible assets, net	1,560	536	82
Right-of-use assets, net	3,219	334	51

Total non-current assets	5,828	1,765	270

Total assets	402,275	469,607	71,970

Current liabilities:
Accounts payable	185,188	174,704	26,776
Accrued expenses and other liabilities	65,443	90,203	13,824
Income taxes payable	387	—	—
Deferred revenue	68,662	17,634	2,702
Current portion of lease liabilities	3,080	334	51
Amounts due to related parties	261,980	468,314	71,772
Total current liabilities	584,740	751,190	115,125
Non-current liabilities:
Amounts due to related parties	4,320	—	—
Contingency liability	—	341	52
Total non-current liabilities	4,320	341	52
Total liabilities	589,060	751,531	115,177

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

The table sets forth the results of operations and cash flows of the VIEs and subsidiary of the VIE included in the Company’s consolidated statements of comprehensive loss and cash flows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Net revenues	2,187,683	10,208,796	2,201,513	337,397
Net loss	(19,451)	(103,375)	(95,148)	(14,582)
comprehensive loss attributable to non-controlling interest			(41)	(6)
Net cash used in operating activities	(48,944)	(47,912)	(5,493)	(842)
Net cash used in investing activities	(99)	(3,535)	(1,258)	(193)
Net cash generated from financing activities	49,135	57,727	90	14

As of December 31, 2019, and 2020, there were RMB4,148 and nil for pledge or collateralization of the assets of the VIEs and the subsidiary of the VIE, respectively. The amount of the net liabilities of the VIEs and subsidiary of the VIE were RMB186,784 and RMB281,925 (US$43,207) as of December 31, 2019 and 2020, respectively. The creditors of the VIEs and the subsidiary of the VIE’s third-party liabilities did not have recourse to the general credit of the primary beneficiary in the normal course of business.

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

2.    Liquidity and Going Concern

The Company has been incurring recurring losses from operations since 2018. Accumulated losses from operations were RMB254,639, RMB193,548 and RMB328,038 (US$50,274) as of December 31, 2018, 2019 and 2020, respectively. The net cash used in operating activities was RMB134,636, RMB95,821 and RMB234,048 (US$35,870) for the years ended December 31, 2018, 2019 and 2020, respectively.

The Company’s liquidity is based on its ability to generate cash from operating activities, obtain capital financing from equity interest investors and borrow funds on favorable economic terms to fund its general operations and capital expansion needs. The Company’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenue while controlling operating cost and expenses to generate positive operating cash flows and obtaining funds from outside sources of financing to generate positive financing cash flows. As of December 31, 2019 and 2020, the Company’s balance of cash, cash equivalents and restricted cash was RMB57,674 and RMB11,588 (US$1,775).

Based on cash flow projections from operating and financing activities and existing balance of cash and cash equivalents, management believes it will be sufficient to fund its operations within one year from the date the consolidated financial statements are issued.

The Company plans to continue to fund its losses from operations through cash and cash equivalents, as well as through future equity offerings, debt financings, other third party funding, and new business developments to generate profitable operations.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

3.	Summary of Significant Accounting Policies
(a)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”). The Company experienced a net loss of RMB327,997 (US$50,268) and negative cash flows from operating activities of RMB234,048 (US$35,870) for the year ended December 31, 2020. As of December 31, 2020, the Company had current liabilities exceeded its current assets by RMB29,420 (US$4,509).

The management believes the Company has the ability to fulfill its financial obligations and will continue as a going concern considering the cash inflows from Initial Public Offering with a total offering size of approximately US$61,870, though in January 2020, the Company purchased a US$58,400 note issued by a third party.

In June 2020, the note was fully redeemed and the Company purchased a US$51,500 senior unsecured note issued by another third party. The Note matures on June 15, 2023 and bears interest at 6.25% per annum, on an annual and non-compounded basis, payable in full at maturity date. The Company may request the issuer to redeem at any time after the issuance of the Note by giving 14 days prior written notice. As a result, it is appropriate for the consolidated financial statements to be prepared on a going concern basis.

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

Amounts in US$ are presented for the convenience of the readers and are translated at the noon buying rate of US$1.00 to RMB6.5250 on December 31, 2020 as published on the website of the United States Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at such rate.

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

(h)	Short-term investments

Short-term investments include senior unsecured note. The Company holds debt classified securities, and such investments are recorded as available-for-sale debt securities. Available-for-sale securities are reported at fair value, with unrealized gains and losses recorded in accumulated other comprehensive income. Realized gains or losses are included in interest income in the consolidated statements of operations and comprehensive income/(loss) during the period in which the gain or loss is realized.

(i)	Accounts receivable and allowance for doubtful debt

Accounts receivable are carried at net realizable value. An allowance for doubtful debt is recorded in the period when loss is probable based on an assessment of specific evidence indicating troubled collection, historical experience, accounts aging and other factors. An accounts receivable is written off when it is deemed uncollectible.

(j)	Inventories

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

(k)	Property and equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Category	Estimated useful life
Office equipment	1~3 years
Leasehold improvements	5 years

Repair and maintenance costs are charged to expenses as incurred.

(l)	Intangible assets

Intangible assets are carried at cost less accumulated amortization and any recorded impairment. Intangible assets with finite useful lives are amortized using a straight-line method. The amortization method reflects the estimated pattern in which the economic benefits of the respective intangible assets are to be consumed.

Intangible assets have estimated economic lives from the date of purchase as follows:

Category	Estimated economic life
Purchased software	3 years

The Company does not have any indefinite-lived intangible assets.

(m)	Long-term investment

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

(n)	Current expected credit losses impairment

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”), which requires entities to measure all expected credit losses for financial assets held at the reporting date using a current expected credit loss model based on historical experience, current conditions, and reasonable and supportable forecasts.

The Company adopted ASC 326 on January 1, 2020 using the modified retrospective transition approach. Based on the nature of the Company’s financial instruments within the scope of this standard, which are primarily accounts receivable and other receivables. The adoption of the new standard did not have a material effect on the Company’s consolidated financial statements.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

(o)	Impairment of long-lived assets

The Company evaluates its long-lived assets or asset group, including intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset or a group of long-lived assets may not be recoverable. When these events occur, the Company evaluates for impairment by comparing the carrying amount of the assets to future undiscounted net cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company would recognize an impairment loss based on the excess of the carrying amount of the asset group over its fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available for the long-lived assets. No impairment loss was recognized for the years ended December 31, 2018, 2019 and 2020.

(p)	Fair value measurements of financial instruments

The Company’s financial instruments include cash and cash equivalents, restricted cash, accounts receivable, notes receivable, unbilled receivables, amounts due from related parties, short-term investments, other receivables, accounts payable, other payables, amounts due to related parties, and short-term borrowings. Other than the non-current amounts due to related parties, the carrying values of these financial instruments approximate to their fair values due to their short-term maturities, which are categorized in level 1.

The Company applies ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), in measuring fair value. ASC 820 defines fair value, establishes a framework for measuring fair value and requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

● Level 1—Observable inputs that reflect quoted prices in active markets for identical assets or liabilities.

● Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

● Level 3—Unobservable inputs which are supported by little or no market activity.

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

(q)	Revenue recognition

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

Chemical trading – direct sales model

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

Chemical trading – marketplace model

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

The transaction price allocated to guarantee obligation and the subsequent contingent loss were historically immaterial for the years ended December 31, 2018, 2019 and 2020. The maximum potential undiscounted future payments which the Company would be required to make under its guarantee obligation were RMB26,433, RMB39,773 and RMB49,278 (US$7,552) as of December 31, 2018, 2019 and 2020, respectively.

When the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, and the right to consideration is conditioned only on the passage of time, the Company recognizes an unbilled receivable on the consolidated balance sheets.

Contract assets, which arise when revenue is recognized prior to invoicing and the right to the amount due from customers is conditioned on something other than the passage of time, such as the completion of a related performance obligation, were nil and as of December 31, 2019 and 2020.

When a customer pays consideration before the Company transfers goods or services, the Company records its obligation as a contract liability, which is classified as deferred revenue.

(r)	Cost of revenues

Cost of revenue consists primarily of cost of chemical products sold.

(s)	Shipping and other handling costs

Shipping and other handling costs are expensed as incurred and are included in sales and marketing expenses, which amounted to RMB12,565, RMB13,945 and RMB3,460 (US$530) for the years ended December 31, 2018, 2019 and 2020, respectively.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

(t)	Research and development expenses

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

(u)	Leases

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

(v)	Government grants

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

For the years ended December 31, 2018, 2019 and 2020, government grants in the amounts of RMB1,886, RMB1,699 and RMB6,170 (US$946) were recognized as other income in the consolidated statements of comprehensive loss.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

(w)	Income taxes

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

(x)	Share-Based Compensation

The Company applies ASC 718, Compensation – Stock Compensation (“ASC 718”), to account for its employee share-based payments. In accordance with ASC 718, the Company determines whether an award should be classified and accounted for as a liability award or an equity award. All of the Company’s share-based awards to employees were classified as equity awards and are recognized in the consolidated financial statements based on their grant date fair values. For awards with only service conditions, the Company has elected to recognize compensation expense using the accelerated method for the awards that have a graded vesting schedule. The Company adopted Accounting Standard Update (“ASU”) ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting and elected to account for forfeitures as they occur.

The Company, with the assistance of an independent third-party valuation firm, determined the fair value of the stock options granted to employees. The binominal option pricing model was applied in determining the estimated fair value of the options granted to employees.

(y)	Comprehensive income (loss)

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

(z)	Loss per share

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

(aa)	Segment reporting

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

(bb)	Advertising expense

Advertising costs are expensed as incurred in accordance with ASC 720-35, Other Expense-Advertising Costs. The Company recognized advertising costs of RMB25,324, RMB10,693 and RMB963 (US$148) for the years ended December 31, 2018, 2019 and 2020, respectively.

(cc)	Value added taxes (“VAT”), business related tax and surcharges

The Company is subject to VAT at the rate of 17%, 16%, 13%, 6%, 5% or 3%, depending on whether the entity is a general taxpayer or small-scale taxpayer, and related surcharges on revenue generated from providing services.

VAT is reported as a deduction to revenue when incurred and amounted to RMB1,466,302, RMB1,798,899 and RMB1,088,207 (US$166,775) for the years ended December 31, 2018, 2019 and 2020, respectively. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in accrued expenses and other current liabilities on the consolidated balance sheets.

The Company is also subject to certain government surcharges on the VAT payable in the PRC, which is recorded as cost of revenues.

(dd)	Commitments and contingencies

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

(ee) Recent accounting pronouncements

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

In January 2020, the FASB issued ASU 2020-01,Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The Company is currently evaluating the impact of this update on its consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848), which provides optional expedients and exceptions to contract modifications and hedging relationships that reference the London Interbank Offered Rate or another reference rate expected to be discontinued. The standard is effective upon issuance through December 31, 2022 and may be applied at the beginning of the interim period that includes March 12, 2020 or any date thereafter. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by reducing the number of accounting models available for convertible debt instruments. This guidance also eliminates the treasury stock method to calculate diluted earnings per share for convertible instruments and requires the use of the if-converted method. For public companies, the guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this update on its consolidated financial statements.

4.	Concentration of Risks
(a)	Concentration of credit risk

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

The success of the Company’s business going forward will rely in part on the Company’s ability to continue to obtain and expand business from existing suppliers and customers while also attracting new suppliers and customers. No supplier accounted for 10% or more of the Company’s total costs for the years ended December 31, 2018, 2019 and 2020. No customer accounted for 10% or more of the Company’s revenues for the years ended December 31, 2018, 2019 and 2020 .

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

From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. The depreciation/ (appreciation) of the RMB against US$ was approximately 5.0%, 1.6% and (6.3%) in the years ended December 31, 2018, 2019 and 2020, respectively. The functional currency and the reporting currency of the Company and its Hong Kong subsidiary are the US$ and the RMB, respectively. Most of the Company’s PRC subsidiaries, the VIEs and subsidiary of the VIE’s revenues and costs are denominated in RMB, while a portion of cash and cash equivalents is denominated in U.S. dollars. Any significant revaluation of RMB may materially and adversely affect the Company’s cash flows, revenues, earnings and financial position in U.S. dollars.

5.	Accounts Receivable, Net

	As of December 31,
	2019	2020
	RMB	RMB	US$
Accounts receivable	40,464	27,309	4,185
Allowance for doubtful accounts	(20,040)	(21,346)	(3,271)
Total accounts receivable, net	20,424	5,963	914

An analysis of the allowance for doubtful accounts is as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Balance at beginning of the year	15,763	20,040	3,071
Provision	8,487	1,306	200
Reversal	(4,210)	—	—
Write-off	—	—	—
Balance at end of the year	20,040	21,346	3,271

6.	Short-term investments

On June 2020, the Company purchased a US $ 51,500 senior unsecured note issued by a third party, Strategic Global Investments. The Note matures on June 2023 and bears interest at 6.25% per annum, on an annual and non-compounded basis, payable in full at maturity date. The Company may request the issuer to redeem at any time after the issuance of the Note by giving 14 days prior written notice. As of December 31, 2020, the fair value of this investment is US$51,500.

7.	Inventories, Net

Inventories consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Chemical products	4,351	2,821	432
Provision for obsolete stock	—	—	—
Total	4,351	2,821	432

No inventories were pledged for the years ended December 31, 2019 and 2020.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

8.	Prepayments and Other Current Assets

Prepayments and other current assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Prepayments to suppliers, net	156,958	220,184	33,745
Capitalized listing expenses	35,261
Prepaid expenses	21,436	512	78
Other receivables, net	3,195	6,735	1,032
VAT recoverable	—	1,615	248
Total	216,850	229,046	35,103

As of December 31, 2019, and 2020, prepayments to suppliers and other receivables are net of allowance for doubtful accounts of RMB41,569 and RMB44,745 (US$6,857), respectively.

9.	Property and Equipment, Net

Property and equipment consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
At cost:
Office equipment	4,133	4,137	634
Leasehold improvements	2,695	797	122
	6,828	4,934	756
Less: accumulated depreciation	(5,722)	(4,209)	(645)
Property and equipment, net	1,106	725	111

For the years ended December 31, 2018, 2019 and 2020, the Company recorded depreciation expenses of RMB1,373, RMB1,509 and RMB584 (US$90), respectively.

10.	Intangible Assets, Net

Intangible assets consist of the following:

	As of December 31,
	2019	2020
	RMB	RMB	US$
At cost:
Purchased software	4,210	4,326	663
	4,210	4,326	663
Less: accumulated amortization	(2,650)	(3,790)	(581)
Intangible assets, net	1,560	536	82

For the years ended December 31, 2018, 2019 and 2020, the Company recorded amortization expenses of RMB1,065, RMB1,541and RMB1,140 (US$175), respectively.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

The intangible assets are amortized using the straight-line method, which is the Company’s best estimate of how these assets will be economically consumed over their respective estimated useful lives of 3 years.

The annual estimated amortization expenses for the intangible assets for each of the next five years are as follows:

	RMB	US$
For the years ending December 31,
2021	456	70
2022	79	12
2023 and thereafter	1	—
	536	82

11.	Short-term Borrowings

Short-term borrowings represented RMB denominated borrowings obtained from financial institutions with repayment terms of less than three months. These borrowings outstanding as of December 31, 2019 and December 31, 2020 bore weighted average interest rates of 10.00% per annum and 3.50% per annum and were secured by other receivables of nil and nil, respectively.

12.	Accrued Expenses and Other Liabilities

The components of accrued expenses and other liabilities are as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Payroll and welfare payables	18,226	33,144	5,080
VAT and other tax payables	46,465	29,257	4,484
Accrued expenses	17,499	16,171	2,478
Deposits from customers	7,005	35,109	5,381
Logistic fee payables	4,172	571	88
Payable to employee stock	—	12,813	1,964
Others	9,659	5,609	858
	103,026	132,674	20,333

13.	Revenues

The following table presents a disaggregation of revenue from contracts with customers based on different service lines, for the years ended December 31, 2018, 2019 and 2020. All revenues are generated within the same reportable segment:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Chemical trading – direct sales model	9,045,458	13,167,719	7,587,004	1,162,759
Chemical trading – market place model	4,387	26,513	107	16
Online membership service	3,421	10,650	8,740	1,339
Financial service	—	917	465	71
Others	—	1,516	96	16
	9,053,266	13,207,315	7,596,412	1,164,201

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

Revenue recognized that was included in the deferred revenue balance at the beginning of the period was RMB44,843, RMB153,467 and RMB25,545 for the years ended December 31, 2018, 2019 and 2020, respectively.

The following table reflects the changes in unbilled receivables and contract liabilities as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Unbilled receivables	62,529	51,825	7,943
Deferred revenue	107,181	81,636	12,511

14.	Income Taxes

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

In 2019 and 2020, Shanghai MOUHUA was qualified for small and micro-sized enterprise (“SME”) and became eligible for both the 50% reduction of taxable income and the reduced EIT rate of 20%. Accordingly, for the years ended December 31, 2019 and 2020, Shanghai MOHUA enjoyed 50% reduction of taxable income and the reduced EIT rate of 20%.

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

The Company’s loss before income tax consisted of:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Non-PRC	(124,022)	(49,214)	(192,799)	(29,548)
PRC	(130,617)	(143,869)	(132,781)	(20,350)

	(254,639)	(193,083)	(325,580)	(49,898)

The current and deferred portions of income tax expenses included in the consolidated statements of comprehensive loss were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Current	—	465	2,458	377
Deferred	—	—	—	—

Income tax expenses	—	465	2,458	377

The reconciliations of the income tax expenses for the years ended December 31, 2018, 2019 and 2020 were as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Loss before income tax expense	(254,639)	(193,083)	(325,580)	(49,898)
PRC statutory tax rate	25%	25%	25%	25%
Income tax benefits at PRC statutory tax rate of 25%	(63,660)	(48,271)	(81,395)	(12,475)
Additional deduction of research and development expenses	—	(1,202)	(4,941)	(757)
Effect of different tax rates in different jurisdictions	31,006	12,303	48,200	7,388
Preferential rate	1,137	—	—	—
Statutory income/(expense)	(1,547)	(3,569)	3,546	543
Non-deductible expenses	1,138	4,595	156	24
Current and deferred tax rate differences	(1,313)	—	—	—
Change in valuation allowance	33,239	36,609	36,892	5,654
Income tax expenses	—	465	2,458	377

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

The significant components of the Company’s deferred tax assets were as follows:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Non-current deferred tax assets
Allowance for doubtful debt	9,442	7,682	1,177
Impairment of a long-term investment	—	—	—
Advertising expense	41	183	28
Additional social insurance	1,086	1,086	166
Accrued expense and other current liability	1,907	772	118
Tax losses	38,040	75,846	11,625
Less: valuation allowance	(50,516)	(85,569)	(13,114)

Deferred tax assets, net	—	—	—

The Company operates through subsidiaries, VIEs and the subsidiary of the VIE and valuation allowance is considered for each of the entities on an individual basis. The Company recorded valuation allowance against deferred tax assets of those entities that were in a three-year cumulative financial loss and are not forecasting profits in the near future as of December 31, 2019 and 2020. In making such determination, the Company also evaluated a variety of factors including the Company’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

As of December 31, 2020, the Company had taxable losses of RMB303,384 (US$46,495) derived from entities in the PRC, which can be carried forward per tax regulation to offset future net profit for income tax purposes. The PRC taxable loss will expire from December 31, 2021 to 2030 if not utilized.

The Company plans to indefinitely reinvest the undistributed earnings of its subsidiaries, the VIEs and the subsidiary of the VIE located in the PRC. As of December 31, 2020, the total amount of undistributed earnings from these entities was nil and no withholding tax has been accrued.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

Unrecognized Tax Benefits

As of December 31, 2019 and 2020, the Company had unrecognized tax benefit of RMB3,006 and RMB5,650 (US$866), respectively, all of which were presented on a net basis against the deferred tax assets related to tax loss carry forwards on the consolidated balance sheets and of which, full valuation allowance would have been recorded. The unrecognized tax benefit was mainly related to income of the Company not properly recorded. It is possible that the amount of unrecognized benefits will further change in the next 12 months; however, an estimate of the range of the possible change cannot be made at this moment. As of December 31, 2019 and 2020, there were RMB2,965 and RMB2,645 (US$405) of unrecognized tax benefits that, if ultimately recognized, would affect the annual effective tax rate excluding the relating impact on valuation allowance. A reconciliation of the beginning and ending amounts of unrecognized tax benefits was as follows:

	For the years ended December 31,
	2019	2020
	RMB	RMB	US$

Balance at the beginning of year	—	3,006	461
Additions based on tax positions related to the current year	2,252	4,896	750
Additions related to prior year tax position	1,092	—	—
Decreases related to prior year tax position	(338)	(2,252)	(345)

Balance at the end of year	3,006	5,650	866

For the years ended December 31, 2017, 2018 and 2019, no interest expense was accrued in relation to the unrecognized tax benefits. Accumulated interest expenses recorded in unrecognized tax benefits were nil and nil as of December 31, 2018 and 2019, respectively.

As of December 31, 2020, the tax years ended December 31, 2015 through 2020 for the PRC subsidiaries remain open for statutory examination by the PRC tax authorities.

15.	Related Party Transactions

Related parties

Name	Relationship with the Company
Chang Dongliang	Founder and principal shareholder of the parent company
MOLBASE Inc.	Parent company
MOLBASE (HK) Limited	Entity under common control of the parent company
MOLBASE (Shanghai) Biotechnology Co., Ltd.	Entity under common control of the parent company
Shanghai MOYU Biotechnology Co., Ltd.	Entity under common control of the parent company
MOXIN Commercial Factoring (Shenzhen) Co., Ltd.	Entity under common control of the parent company
Molbase Logistic Management Co., Ltd.	Entity under common control of the parent company

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

The Company had the following significant related party transactions:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Services provided
MOLBASE (Shanghai) Biotechnology Co., Ltd.	—	9,968	—	—
Henan Zhongxing MOLBASE Data Service Co., Ltd	—	—	347	53

Purchase of goods
MOLBASE (Shanghai) Biotechnology Co., Ltd.	—	30,891	4,012	615

Purchase of services
Molbase Logistic Management Co., Ltd.	—	999	726	111

Repayment of consideration
MOLBASE (Shanghai) Biotechnology Co., Ltd.	—	104,190	—	—

Guarantee provided on loans for (1)
MOLBASE (Shanghai) Biotechnology Co., Ltd.	—	50,505	50,571	7,750

Loans from
MOLBASE (HK) Limited	20,875	74,607	18,832	2,886
MOLBASE Inc.	—	14,274	135	21
MOLBASE (Shanghai) Biotechnology Co., Ltd.	—	—	3,940	604

Loans to
Molbase Logistic Management Co., Ltd.	—	794	1,173	180
(1)

In 2019, the Company provided guarantees of RMB50,505 (US$7,255) for MOLBASE (Shanghai) Biotechnology Co., Ltd.’s bank borrowings, which were all due in 2020. In 2020, the Company provided guarantees of RMB50,571 (US$7,750) for MOLBASE (Shanghai) Biotechnology Co., Ltd.’s bank borrowings, and all these borrowings will expire in 2021.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

The Company had the following related party balances as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB	US$
Amounts due from related parties:
Current:
Molbase Logistic Management Co., Ltd.	794	1,126	173
MOXIN Commercial Factoring (Shenzhen) Co., Ltd.	20	—	—
Shanghai MOYU Biotechnology Co., Ltd.	7	6	1
Chang Dongliang	7	12	2
	828	1,144	175

Amounts due to related parties:
Current:
MOLBASE (HK) Limited (1)	77,520	87,782	13,453
MOLBASE (Shanghai) Biotechnology Co., Ltd. (3)	60,533	4,495	689
MOLBASE Inc. (2)	5,905	17,076	2,617
Chang Dongliang	—	1,833	281
	143,958	111,186	17,040

Non-current:
MOLBASE (HK) Limited (1)	18,528	—	—
MOLBASE Inc. (2)	10,605	—	—
MOLBASE (Shanghai) Biotechnology Co., Ltd.	2,487	—	—
Chang Dongliang	1,833	—	—
	33,453	—	—
(1)

As of December 31, 2019 and 2020, amounts due to MOLBASE (HK) Limited represented the cash funding support to the Company for its operations. These balances were unsecured and interest-free. As of December 31, 2020, the due dates for the loans of RMB18,528 (US$2,840) were December 31, 2021, while other balances have no fixed terms of repayment.

(2)

As of December 31, 2019 and 2020, amounts due to MOLBASE Inc. represented the cash funding support to the Company for its operations. These balances were unsecured and interest-free. As of December 31, 2020, the due dates for the loans of RMB12,823 (US$1,965) were December 31, 2021, while other balances have no fixed terms of repayment.

(3)

As of December 31, 2019 and 2020, amounts due to MOLBASE (Shanghai) Biotechnology Co., Ltd. represented funds provided by Shanghai Biotech to the Company for its operations. Prior to the Reorganization, Shanghai Biotech obtained various short-term and long-term loans from banks to develop the chemical e-commerce business. Upon the Reorganization, the amounts due to Shanghai Biotech will be due in 18 months subsequent to the Reorganization. On June 28, 2019, the Company signed a supplemental agreement with Shanghai Biotech to extend the payment due date from 18 months to 24 months subsequent to the Reorganization.

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

On February 28, 2018, the Company issued 310,627,024 ordinary shares with par value of US$0.00005 to MOLBASE Inc. in connection with the incorporation of the Company (Note 1). As of December 31, 2020, 334,999,682 Class A ordinary shares were issued (December 31, 2019: 255,807,290), of which 304,488,317 shares were outstanding (December 31, 2019: 255,807,290), and 54,819,733 Class B ordinary shares were issued and outstanding (December 31, 2019: 54,819,733). In the first half 2020, the Company issued 35,005,761 ordinary shares.

The Company did not pay or declare any dividends on ordinary shares in the years ended December 31, 2018, 2019 and 2020.

17.	Loss Per Share

The following table sets forth the computation of basic and diluted loss per share for the following periods:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Numerator:
Net loss attributable to ordinary shareholders	(254,639)	(193,548)	(327,997)	(50,268)

Denominator:
Weighted-average number of ordinary shares outstanding — basic	310,627,024	310,627,024	348,160,637	348,160,637
Adjustments for dilutive options	—	—	27,892,119	27,892,119
Weighted-average number of ordinary shares outstanding —diluted	310,627,024	310,627,024	376,052,756	376,052,756

Loss per share — basic and diluted
Basic net loss per share attributable to ordinary shareholders (RMB)	(0.82)	(0.62)	(0.94)	(0.14)
Diluted net loss per share attributable to ordinary shareholders (RMB)	(0.82)	(0.62)	(0.87)	(0.13)

18.	Share-Based Compensation

On November 27, 2018, the Board of Directors of the Company approved the 2018 Share Plan (the “Plan”) for the purpose of providing incentives and rewards to employees and executives. According to the Plan, 48,676,179 ordinary shares have been reserved to be issued to any qualified employees, directors and officers. In October 2019, the Company adopted the 2019 Share Incentive Plan, or the 2019 Plan, effective on December 27, 2019, for the same purpose. Under 2018 Share Plan, the Company is authorized to grant shares, options and restricted share units. The maximum aggregate number of shares which may be issued under the 2018 Share Plan is 48,676,179. Under the 2019 Plan, the maximum aggregate number of shares was initially 10,353,810, subject to automatic annual increase.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

Upon the approval of the Plan on November 27, 2018, the Company granted 41,108,821 options to employees at a pre-determined exercise price and reached mutual understanding of the terms and conditions. In 2020, the Company granted 2,300,000 options with the same terms and conditions. The options granted have expiration periods ranging from 7 to 10 years from the grant date and are subject to immediate vesting upon the grant date or under a graded vesting schedule over 1 to 4 years. Vested shares can be exercised by the employee at any time.

A summary of the employee equity award activity under the 2018 Plan is stated below:

-
				Weighted-
			Weighted-	average
		Weighted-	average	remaining	Aggregate
	Number of	average	grant- date	contractual	intrinsic
	options	exercise price	fair value	term	value
		US$	US$	Years	US$
Outstanding, December 31, 2019	39,512,055	0.42	0.75	6.2	172,436
Granted	2,300,000	0.61	0.90	3.4	1,010
Exercised	(6,898,287)	0.06	0.91	3.48	4,866,860
Forfeited	(3,126,054)	0.80	0.65	8.0	126
Outstanding, December 31, 2020	31,787,714	0.45	0.95	5.2	12,475
Vested and expected to vest at December 31, 2020	31,787,714	0.45	0.95	5.2	12,475
Exercisable at December 31, 2020	25,674,873	0.36	0.77	4.6	12,233

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the fair value of the underlying stock at each reporting date, for those awards that have an exercise price below the estimated fair value of the Company’s shares. As of December 31, 2020, the Company had options outstanding to purchase an aggregate of 31,787,714 shares with an exercise price below the estimated fair value of the Company’s shares, resulting in an aggregate intrinsic value of RMB 81,399 (US$12,475).

Total intrinsic value of options exercised for the years ended December 31, 2019 and 2020 was nil and US$0.06, respectively. The total fair value of options vested during the years ended December 31, 2019 and 2020 was RMB207,524 and RMB156,450 (US$23,977), respectively.

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

The aggregate fair value of the outstanding options at the grant date was determined to be RMB156,450 (US$23,977) and such amount is recognized as compensation expense using the accelerated method for all share options granted.

As of December 31, 2020, there was RMB28,899 (US$4,429) of unrecognized share-based compensation cost, related to unvested options which is expected to be recognized over a weighted-average period of 0.51 years. Total unrecognized compensation cost may be adjusted for future changes when actual forfeitures incurred.

The Company recognized share-based compensation expense for the years ended December 31, 2018, 2019 and 2020 as follows:

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
Sales and marketing expenses	7,942	6,860	14,856	2,277
General and administrative expenses	109,956	28,773	120,699	18,498
Research and development expenses	6,124	3,359	4,246	651
Total	124,022	38,992	139,801	21,426

19.	Restricted Net Assets

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

In accordance with the PRC Regulations on Enterprises with Foreign Investment and the articles of association of the Company’s PRC subsidiaries, a foreign-invested enterprise established in the PRC is required to provide certain statutory reserves, namely general reserve fund, the enterprise expansion fund and staff welfare and bonus fund which are appropriated from net profit as reported in the enterprise’s PRC statutory accounts. A foreign-invested enterprise is required to allocate at least 10% of its annual after-tax profit to the general reserve fund until such reserve has reached 50% of its respective registered capital based on the enterprise’s PRC statutory accounts. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors for all foreign-invested enterprises. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends. The WFOE was established as a foreign-invested enterprise and, therefore, is subject to the above mandated restrictions on distributable profits. For the years ended December 31, 2019 and 2020, WFOE did not have after-tax profit and therefore no statutory reserves have been allocated.

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

Foreign exchange and other regulations in the PRC may further restrict the Company’s subsidiaries, VIEs and the subsidiary of VIE from transferring funds to the Company in the form of dividends, loans and advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC subsidiaries and the equity of the VIEs, and the subsidiary of the VIE as determined pursuant to PRC generally accepted accounting principles. As of December 31, 2019, and 2020, restricted net assets of the Company’s PRC subsidiaries, the VIEs and the subsidiary of the VIE were RMB61,199 and RMB277 (US$42), respectively.

20.	Mainland China Employee Contribution Plan

As stipulated by the regulations of the PRC, full-time employees of the Company are entitled to various government statutory employee benefit plans, including medical insurance, maternity insurance, workplace injury insurance, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. The Company is required to make contributions to the plan based on certain percentages of employees’ salaries. The total expenses the Company incurred for the plan were RMB18,414, RMB26,229 and RMB16,182 (US$2,480) for the years ended December 31, 2018, 2019 and 2020, respectively.

21.	Leases

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Company do not assume renewals in our determination of the lease term unless the renewals are reasonably certain to be exercised at lease commencement. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

As of December 31, 2019, the weighted average remaining lease term was 0.91 years and weighted average discount rate was 7.80% for the Company’s operating leases. As of December 31, 2020, the weighted average remaining lease term was 0.17 years and weighted average discount rate was 4.75% for the Company’s operating leases.

Operating lease cost for the year ended December 31, 2019 was RMB2,930 (US$ 421). Short-term lease cost and variable lease cost was nil for the year ended December 31, 2019. Operating lease cost for the year ended December 31, 2020 was RMB2,496 (US$383). Short-term lease cost and variable lease cost was nil for the year ended December 31, 2020.

Future lease payments under operating leases as of December 31, 2020 are as follows:

	Operating Leases
	RMB	US$
2021	1,650	253
2022	1,458	223
2023	1,458	223
Total undiscounted cash flows	4,567	700
Less imputed interest	372	57
Total lease liabilities balance	4,195	643

Supplemental cash flow information related to operating leases is as follows:

	For the year ended December 31,
	2019	2020
	RMB	RMB	US$
Cash paid for amounts included in the measurement of lease liabilities:
Cash payments for operating leases	1,620	2,496	383

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

22.	Commitments and Contingencies

Commitments

As of December 31, 2020, the Company has the following commitments to purchase certain chemical products:

	RMB	US$
2021	16,652	2,552
2022 and thereafter
	16,652	2,552

Contingencies

	For the years ended December 31,
	2019	2020
	RMB	RMB	US$
Compensation for employee resignation	—	341	52

23.	Subsequent Events

On March 3, 2021, the Company signed the registration rights agreement with White Lion Capital, LLC, for $50,000 of Purchase Notice Shares.

On April 7, 2021, the company signed a securities purchase agreement with Streeterville Capital，LLC,. Upon the terms and subject to the conditions contained herein, the Company shall issue and sell to the Buyer(s), as provided herein, and the Buyer(s) shall purchase up to $7,500 of convertible debentures in the form attached hereto as “Exhibit A” (the “Convertible Debentures”), which shall be convertible into the Company’s American Depository Shares (“ADSs” and the ADSs issued upon conversion of the Convertible Debentures, the “Conversion Shares”) each ADS representing three Class A ordinary shares of the Company (the “Ordinary Shares”), of which $2,500 shall be purchased upon the signing this Agreement (the “First Closing”), $2,500 shall be purchased upon delivery to Streeterville Capital, LLC, a Utah limited liability company (“Streeterville”), of the Purchase Shares (as defined below) (the “Second Closing”), and $2,500 shall be purchased upon the filing of a Registration Statement with the U.S. Securities and Exchange Commission registering the resale of the Conversion Shares by the Buyers (the “Third Closing”).

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

24.  Parent Company Only Condensed Financial Information

Condensed balance sheets

	As of December 31,
	2019	2020
	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	446	2,818	432
Prepayments and other current assets	56,293	396,995	60,842
Total current assets	56,739	399,813	61,274

Deferred assets	—	13,725	2,103
Total Assets	56,739	413,538	63,377

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities
Accrued expenses and other liabilities	17,499	38,723	5,935
Amounts due to related parties	36,126	57,310	8,783
Total current liabilities	53,625	96,033	14,718

Non-current Liabilities
Amounts due to related parties	12,822	10,606	1,625
Loss in excess of investments in subsidiaries, the VIEs and subsidiary of the VIE	206,789	334,826	51,315
Total non-current liabilities	219,611	345,432	52,940
Total Liabilities	273,236	441,465	67,658

Shareholders’ deficit
Ordinary shares (par value of US$0.00005 per share; 1,000,000,000 shares authorized; 310,627,024 and 389,819,415 shares issued and outstanding as of December 31, 2019 and 2020, respectively)	98	114	17
Additional paid-in capital	537,618	1,075,064	164,761
Accumulated other comprehensive loss	(316)	(21,192)	(3,248)
Accumulated deficit	(753,897)	(1,081,914)	(165,811)
Total shareholders’ deficit	(216,497)	(27,928)	(4,281)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	56,739	413,537	63,377

MOLECULAR DATA INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

(Amounts in thousands of RMB and US$,

except for number of shares and per share data)

Condensed statements of comprehensive loss

	For the years ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$

Sales and marketing expenses	(7,942)	(6,860)	(23,557)	(3,610)
General and administrative expenses	(109,956)	(38,428)	(164,752)	(25,250)
Research and development expenses	(6,124)	(3,359)	(8,537)	(1,308)
Total operating expenses	(124,022)	(48,647)	(196,846)	(30,168)

Operating loss	(124,022)	(48,647)	(196,846)	(30,168)

Other income	—	—	3,263	500
Foreign exchange income	—	262	3	—
Share of losses from subsidiaries, the VIEs and subsidiary of the VIE	(130,617)	(145,163)	(127,691)	(19,569)
Loss before income tax	(254,639)	(193,548)	(321,271)	(49,237)
Income tax expenses	—	—	6,726	1,031
Net loss	(254,639)	(193,548)	(327,997)	(50,268)

Other comprehensive loss, net of tax of nil
Foreign currency translation difference, net of tax of nil	—	316	20,876	3,199
Comprehensive loss	(254,639)	(193,232)	(307,121)	(47,069)

Condensed statements of cash flows

	For the years ended December 31
	2018	2019	2020
	RMB	RMB	RMB	US$
Net cash used in operating activities	—	(9,709)	(506,681)	(77,651)
Net cash generated from investing activities	—	—	—	—
Net cash generated from financing activities	—	10,155	509,053	78,016

Net increase in cash, cash equivalents and restricted cash	—	446	2,372	365
Cash, cash equivalents and restricted cash at beginning of year	—	—	446	68
Cash, cash equivalents and restricted cash at end of year	—	446	2,818	433

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