Form 20-F/A
period 2020-12-31
Molecular Data Inc.
filed 2021-06-21
CIK 1758736

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

☐ Yes   ☐ No

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2020, filed with the Securities and Exchange Commission on May 17, 2021 (the “2020 Form 20-F”), is filed to solely to amend Item 16G “Corporate Governance” to disclose (i) that we have chosen to follow our home country practice in lieu of the requirements under Nasdaq rule 5605(c) to have an audit committee of at least three members and Nasdaq rule 5620(a) to hold an annual general meeting no later than one year after the end of the Company’s fiscal year-end and (ii) that as a “controlled company” we are not required to, and presently do not, have a compensation committee or nominating and corporate governance committee composed solely of independent directors.

This Amendment No. 1 speaks as of the filing date of the 2020 Form 20-F on May 17, 2021. Other than as set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2020 Form 20-F or reflect any events that have occurred since May 17, 2021.

ITEM 16G. CORPORATE GOVERNANCE

As noted above in the risk factor titled “As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq Stock Market corporate governance listing standards; these practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq Stock Market corporate governance listing standards.”, the Nasdaq Capital Market allows foreign private issuers like our Company to opt to follow rules that apply in the issuer’s home country instead of a given Nasdaq rule. NASDAQ Listing Rule 5615(a)(3) permits a foreign private issuer like us to follow home country practices in lieu of certain requirements of Listing Rule 5600, provided that such foreign private issuer discloses in its annual report filed with the SEC each requirement of Rule 5600 that it does not follow and describes the home country practice followed in lieu of such requirement.

We have chosen to follow our home country practice in lieu of the requirements under Nasdaq rule 5605(c) to have an audit committee of at least three members and Nasdaq rule 5620(a) to hold an annual general meeting no later than one year after the end of the Company’s fiscal year-end. We have and will continue to have an audit committee of two members—Dr. Dawei Ma and Dr. Ning Zhu—each of whom are independent directors to comply with Rule 10A-3 under the Exchange Act. We did not hold an annual meeting of shareholders in 2020. We may, however, hold annual shareholder meetings in the future if there are significant issues that require shareholders’ approvals.

Our Cayman Islands counsel, Maples and Calder (Hong Kong) LLP, has provided a letter to NASDAQ certifying that Cayman Islands law does not require the Company to follow or comply with the requirements of Rule 5605(c) and Rule 5620(a), and the Company’s non-compliance with Rule 5605(c) and Rule 5620(a) will not breach any law, public rule or regulation applicable to the Company in force in the Cayman Islands at such time.

As noted above in the risk factor titled, “We are a ‘controlled company’ within the meaning of the Nasdaq Stock Market Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.”, because Dr. Dongliang Chang, our founder and the chairman of our board of directors owns more than 50% of our total voting power we are a “Controlled Company” as defined in Rule 5615(c)(1) of The Nasdaq Stock Market. As a “Controlled Company” we are not required to have either a compensation committee or nominating and corporate governance committee composed solely of independent directors.  Presently neither such committees are composed solely of independent directors.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Molecular Data Inc.

	By:	/s/ Steven Foo
		Name:	Steven Foo
		Title:	Chief Executive Officer, Chief Financial Officer

Date: June 21, 2021